

KINGFISHER

Proposed Demerger
of
Kingfisher plc's Electricals Business
to Kesa Electricals plc,
related proposals and
Notice of Extraordinary General Meeting

KINGFISHER

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. This document should be read in conjunction with the accompanying Listing Particulars relating to Kesa Electricals plc. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the UK Financial Services and Markets Act 2000.

If you sell or have sold or otherwise transferred all of your Kingfisher Shares, please forward this document, together with the accompanying documents, at once to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee.

UBS is acting exclusively for Kingfisher plc and Kesa Electricals plc in connection with the Demerger, Share Consolidations and Admission and will not be responsible to anyone other than Kingfisher plc and Kesa Electricals plc for providing the protections afforded to customers of UBS nor for providing advice in relation to the Demerger, Share Consolidations or Admission.

Goldman Sachs International is acting exclusively for Kingfisher plc in connection with the Demerger and Kingfisher Share Consolidation and will not be responsible to anyone other than Kingfisher plc for providing the protections afforded to customers of Goldman Sachs International nor for providing advice in relation to the Demerger and Kingfisher Share Consolidation.


KINGFISHER

Kingfisher plc

Proposed Demerger of Kingfisher plc's Electricals Business to Kesa Electricals plc, related proposals and Notice of Extraordinary General Meeting

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Your attention is drawn to the letter to shareholders from the Chairman of Kingfisher plc which is set out on pages 4 to 8 of this document and which recommends that you vote in favour of the Resolutions to be proposed at the Extraordinary General Meeting referred to below.

Notice of the Extraordinary General Meeting of Kingfisher plc to be held at the Hilton London Paddington Hotel, 146 Praed Street, London W2 1EE at 9:00 a.m. on 4 July 2003 is set out at the end of this document. A Form of Proxy to be used in connection with the Extraordinary General Meeting is enclosed. To be valid, Forms of Proxy should be completed, signed and returned so as to be received by Kingfisher plc's Registrars, Computershare Investor Services PLC, PO Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA as soon as possible and in any event by no later than 9:00 a.m. on 2 July 2003. Completion and return of the Form of Proxy will not prevent you from attending the meeting in person (in substitution for your proxy vote) if you so wish.

CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

	2003
Latest time and date for receipt of Forms of Proxy for the Extraordinary General Meeting	9:00 a.m. on 2 July
Extraordinary General Meeting	9:00 a.m. on 4 July
Latest time and date for transfers of Kingfisher Shares in order for the transferee to be registered for the Demerger Record Time	close of business on 4 July
Demerger Record Time	6:00 a.m. on 7 July
Expected effective date of Demerger, Kingfisher Shares Consolidation and the commencement of dealings in Kesa Shares on the London Stock Exchange and the *Premier marché* of Euronext Paris and crediting of Kesa Shares to CREST accounts	8:00 a.m. on 7 July
Despatch of definitive share certificates for Kesa Shares and consolidated Kingfisher Shares (other than in respect of shares held through CREST) and any fractional entitlement cheques	By 14 July
Payment of fractional entitlements in respect of shares held through CREST	By 14 July

All references in this document are to London times unless otherwise stated.

DEMERGER HELPLINE

A shareholder helpline is available on 0870 703 0132 (or +44 870 703 0132) if you are calling from outside the UK) from 8:30 a.m. to 5:30 p.m. Monday to Friday and will remain open until 25 July 2003. For legal reasons, the shareholder helpline will only be able to provide you with information contained in this document, the accompanying Listing Particulars and Form of Proxy and with information relating to the Kingfisher Share Register and, after Admission, the Kesa Share Register and will be unable to give advice on the merits of the Demerger, Share Consolidations or Kesa Group Employee Incentive Schemes or to provide financial or investment advice.

OVERSEAS SHAREHOLDERS

Further details of the Demerger for holders of Kingfisher Shares or Kingfisher ADRs, who are citizens or residents of countries other than the United Kingdom, are set out in paragraphs 3, 6, 7 and 8 of Part 5 of this document.



(Registered in England No. 1664812)

17 June 2003

To holders of Kingfisher Shares

Dear shareholder,

1. Introduction

In September 2000, Kingfisher announced a major reorganisation of the group. The first phase involved the separation of its UK-based general merchandise business, which included Woolworths and Superdrug. The demerger of the Woolworths Group, sale of Superdrug and the disposal of Kingfisher's general merchandise high street property portfolio were completed during 2001.

Kingfisher announced the second and third phases of its strategic transformation in May 2002. These involved the acquisition of the outstanding minority interests in Castorama and the separation of Kingfisher's Electricals Business from its Home Improvement Business. As a result of Kingfisher's offers for the outstanding minority interests, it now owns 100 per cent. of Castorama. The group now intends to undertake the third and final phase of its strategic transformation by demerging its Electricals Business.

Following the Demerger both Kingfisher and Kesa Electricals plc, the proposed parent company of the demerged Electricals Business, will be listed on the London Stock Exchange and also on the *Premier marché* of Euronext Paris.

In view of the size of Kesa Electricals, Kingfisher is seeking prior shareholder approval of the Demerger. The purpose of this document is to provide details of the Board's proposals, to explain why the Board believes them to be in the interests of Kingfisher and its shareholders and to ask shareholders to vote in favour of the proposals and related matters at an Extraordinary General Meeting, which is being convened on 4 July 2003 for this purpose.

A Notice of the Extraordinary General Meeting appears on pages 61 to 64 of this document. Listing Particulars issued by Kesa Electricals relating to the Electricals Business and a Form of Proxy for use in connection with the EGM are also enclosed.

2. Background to the Demerger

Kingfisher has explored a number of separation options since May 2002. These include a sale to trade or financial buyers and an Initial Public Offering. In current market conditions, however, the Board believes the Demerger is most likely to deliver greatest shareholder value and is therefore the preferred option.

The separation of the Electricals Business will enable Kingfisher's management team to focus on its vision as a dedicated home improvement retailer: to create an integrated, international business that combines international scale with local marketing and operational skills. Kingfisher will continue to concentrate on attractive growth markets where it can establish leading positions because it believes that this will deliver superior returns on invested capital and so create additional value for shareholders and enhanced opportunities for employees.

Similarly, the separation will allow the Kesa Electricals management team to implement its shared trading philosophy across all its retail brands, leveraging its strong market positions, extensive store network and other distribution channels and established supply chains to drive growth and returns for its shareholders. As a consequence of increased focus and transparency, both Kingfisher and Kesa Electricals should attract a more informed valuation by the market.

The Board has therefore concluded that a demerger of Kesa Electricals should help create additional value for Kingfisher Shareholders and is in their best interests.

Kingfisher will effect this Demerger by declaring a dividend in specie to be satisfied by transferring the Electricals Business to Kesa Electricals and Kesa Electricals issuing new shares to Kingfisher Shareholders pro rata to their holding of Kingfisher Shares at the Demerger Record Time. Consequently, Kingfisher will continue to own its Home Improvement Business and Kesa Electricals will own the Electricals Business. Shareholders will continue to own shares in Kingfisher and will receive new shares in Kesa Electricals.

Further information on Kesa Electricals is included in the accompanying Listing Particulars. Kingfisher's strengths and strategy for growth are set out below.

3. Kingfisher's strengths

- **Leading international home improvement retailer**

  Kingfisher's Home Improvement Business is mainly located in Europe and Asia. The European home improvement market is estimated to be worth £70 billion, with total growth between 1996 and 2001 of nearly 25 per cent*. Kingfisher estimates the combined Chinese, Taiwanese and South Korean home improvement markets to be worth around £30 billion. The Board believes that general demographic trends such as increasing numbers of households, rising levels of home ownership, rising income levels and increased media interest in home improvement will support continued growth in consumer demand for home improvement products and related services.

  ** Source: Verdict on European DIY retailing 2002*

- **Positioned in attractive markets**

  Kingfisher is Europe's leading home improvement retailer and the world's most international, with more than 600 stores in twelve countries. The Group enjoys market leading positions in the UK, France, Poland, Taiwan and China as well as an established and growing presence in Italy. It is the largest home improvement business anywhere outside the USA.

  Total home improvement sales for the financial year ended 1 February 2003 were more than £6.7 billion (including £358 million from Canadian business Réno-Dépôt which Kingfisher agreed to sell in April), with retail profit of £534 million (including £21 million from Réno-Dépôt). One of Kingfisher's key strengths is that it has developed leading positions in its core domestic markets as well as building a profitable international platform to provide future growth potential.

  In addition to its Home Improvement subsidiaries, Kingfisher has a strategic alliance with Hornbach Holding AG, the leading German home improvement warehouse retailer which operates 104 stores across Europe, 79 of which are in Germany.

- **Strong brands with a value-for-money reputation**

  Kingfisher operates some of the best known retail brands in European home improvement, including B&Q, Castorama and Brico Dépôt. In Asia, Kingfisher is helping to build a home improvement culture among people in Taiwan and China, where B&Q is one of the leading home improvement brands. All Kingfisher brands are consistent in their aim to offer customers the best possible price, service and choice in their local markets.

  In addition to retail brands, Kingfisher is developing a number of exclusive product brands such as "Performance Power", the UK's leading range of power tools, and the "Colours" paint range. Both Performance Power and Colours are also available through Kingfisher stores in a number of different countries.

  Compared to many other retail sectors, sources of supply within home improvement are relatively fragmented. With few powerful manufacturer brands, Kingfisher is well placed to work in partnership with its chosen global suppliers to continue introducing innovative, new and exclusive own brand products while at the same time reducing prices for customers.

- **Experienced management team**

  Kingfisher's businesses are led by management teams with considerable retailing experience. Having gained full management control of Castorama in September 2002 and following the Demerger of Kesa Electricals Kingfisher will, for the first time, have a unified organisational structure with

management concentrating solely on home improvement retailing. Kingfisher believes that a unified team managing a fully integrated business will support the consistency of approach, common operating principles and sharing of best practice across the Group that will deliver enhanced value for shareholders. In particular, it will align the businesses behind initiatives designed to leverage purchasing scale.

- Significant property assets

  Kingfisher continues to own a significant freehold property portfolio worldwide that is occupied primarily by its own operating companies in its key trading markets. This portfolio was valued at £1.63 billion at the beginning of the financial year (excluding properties of the Electricals Business), of which around 45 per cent. was UK property. Kingfisher will continue to manage and develop its property portfolio to support the growth of the Home Improvement Business.

- Strong financial track record

  Kingfisher's Home Improvement Business has demonstrated consistent year-on-year growth in revenue and operating profit. In the financial year ended 1 February 2003, sales grew by nearly 16 per cent. to £6.7 billion, with like-for-like sales up 4.3 per cent. Operating profit over the same period grew by 24 per cent. to £534 million. On average, sales grew by 14.3 per cent. and operating profit by 13.4 per cent. during the three financial years ended 1 February 2003.

4. Kingfisher's strategy

Kingfisher aims to create an integrated, international home improvement business that combines international scale with local marketing and operating skills. The Group will concentrate on organic growth opportunities in Europe and Asia where it has, or can establish, market leading positions.

Improving return on invested capital is a key priority for the Kingfisher management team. By increasing the return on existing assets and ensuring future capital is invested where returns will be attractive, shareholder value will be enhanced and further long term growth delivered. Future investment plans are reviewed against economic return measures and investment decisions made accordingly. Good progress was made in the financial year ended 1 February 2003. The Chartwell Land retail park property sale, disposal of ProMarkt and ongoing improvement in working capital all contributed to an improved return on capital employed during the year.

Specific strategic goals include:

- Roll out successful store formats in attractive markets and accelerate product and service innovation

  Kingfisher will continue to roll out its successful store formats, focusing investment in a disciplined manner in those European and Asian markets where it believes organic growth opportunities are strongest. B&Q Warehouse will continue to roll out in the UK and Ireland, complemented by a programme of new "mini-Warehouse" openings and the conversion of a significant number of existing B&Q Supercentres into mini-Warehouses. Subject to French planning restrictions, Kingfisher will continue to open new large format Castorama stores in France while simultaneously expanding the increasingly successful Brico Dépôt chain of medium format stores as rapidly as possible. Kingfisher will also continue to open new stores in Poland, Italy, Taiwan and China. Screwfix Direct continues to grow rapidly as the UK's leading direct supplier of repair, maintenance and improvement products to trade and retail customers.

  Innovation will continue to play a key role in driving growth, with Kingfisher businesses developing new product ranges and services. Product innovation – including recent examples such as take-away kitchens, built-in and stand-alone kitchen appliances, laminate flooring and power tools – has stimulated growth in the UK home improvement market. Kingfisher believes that there is potential for further expansion in both existing and new product areas as well as related services including installation.

- Revitalise Castorama France

  The programme to revitalise Castorama France, which was set out last autumn when Kingfisher gained full management control of Castorama, has prioritised improved performance from the

existing store network. Kingfisher has been working with Castorama to introduce a series of "quick wins" across the French chain, centrally-driven initiatives such as till and aisle-end promotions and cross-merchandising. These measures have made a positive impact on sales.

Castorama is also working on format development. During March this year, the Hellemmes store near Lille re-opened following a tactical revamp. The approach was similar to the highly successful Operation Wheel, which invigorated the B&Q Supercentre chain in the mid-1990s. Once proven, the Hellemmes revamp will be rolled out across the network. More fundamentally, the opening of three new stores in the current year will further develop the format for France—steps on the road to the objective of a renaissance of the Castorama brand.

B&Q's successful Cost Price Reduction Programme (CPR) was introduced into Castorama towards the end of 2002 and will underpin the delivery of this year's integration targets, as will the now-completed combination of the London and Lille corporate head offices.

- **Develop a strong, focused international business outside the UK and France to enhance Kingfisher's long term growth potential**

  Kingfisher will continue to focus international development on Europe and Asia, primarily in markets where it is already well established—Poland, Italy, Taiwan and China. Additional opportunities are being explored in other countries that meet the Group's international development criteria—sizeable, stand-alone markets where it is possible to achieve market leadership, long term growth, profitability and attractive returns. These include Turkey, where Kingfisher already has a small presence through a joint venture with the Koç Group; Spain, where Brico Dépôt will open three stores in the next twelve months; and South Korea, where the first B&Q store will open in Seoul during 2004. In keeping with this strategy, Kingfisher will continue to explore options to exit Castorama Brazil, Castorama Belgium, Castorama Germany and NOMI in Poland. On 23 April 2003, Kingfisher announced that it had agreed to sell Réno-Dépôt, its Canadian Home Improvement Business, with completion expected in late summer 2003.

- **Leverage Group sourcing scale and expertise to drive down the cost of goods and make supply chains more efficient**

  Kingfisher Group sourcing has already made significant savings for customers through working with suppliers to improve the efficiency of the overall supply chain and buying merchandise from low cost manufacturing bases wherever they are located around the world. With strict guidelines for product quality and a socially and environmentally responsible approach to trading, Kingfisher will substantially increase the proportion of merchandise that is sourced globally, building on the significant expertise that now exists through dedicated sourcing offices in Hong Kong, China, India and South Africa.

  Furthermore, Kingfisher sees significant opportunities from working in close and mutually-beneficial partnerships with a group of "advantaged" suppliers and by combining the considerable buying scale of the Group. CPR is an excellent example of what can be achieved, with benefits of £57 million in the financial year ended 1 February 2003 and cumulative benefits of £180 million since its launch in the year 2000. The programme was introduced into Castorama France in late 2002, and the medium term aim is to expand it across the Group. CPR drives a virtuous circle: reducing the cost of goods reduces selling prices which, in turn, drives increased sales volumes and therefore the need for increased production volumes. This lowers the cost price, thereby closing the circle.

5. Current trading and prospects

On 4 June 2003 Kingfisher announced trading results for the first quarter to 3 May 2003, with retail sales ahead 9.2 per cent. to £2.6 billion. On a like-for-like basis, sales grew 4.1 per cent.

Reported retail profit was ahead 34.4 per cent. to £154 million, benefiting from the elimination of losses from the recently-sold German electricals business ProMarkt and currency translation gains arising on restating euro denominated profit into sterling. On an underlying, constant currency basis, retail profit was ahead 18 per cent.

The Group's Home Improvement Business grew total sales by 17 per cent., up 6.5 per cent. on a like-for-like basis. Strong like-for-like growth was achieved in the UK, France, Italy and China. Reported retail profit was up nearly 30 per cent. to £132 million. Excluding the effect of currency translation gains, retail profit was ahead 26 per cent.

The Electricals Business was reported as continuing to face tough market conditions in continental Europe for both electricals and furniture products. Total sales for the quarter, excluding ProMarkt, grew 9.1 per cent. but declined 1.3 per cent. on a like-for-like basis. Reported retail profit rose by nearly 72 per cent. in the quarter reflecting the elimination of German losses and currency translation gains. Profit for the ongoing Kesa business fell 16 per cent. at constant exchange rates in this seasonally less significant quarter.

Although economic conditions remain difficult, especially in continental Europe, the Board considers that the prospects for the Group as a whole for the current financial year are satisfactory.

6. Extraordinary General Meeting

An Extraordinary General Meeting is being convened on 4 July 2003 for the purpose of seeking shareholder approval of the Demerger.

In addition, the Board is proposing a resolution to effect a Kingfisher Share Consolidation to maintain, so far as possible, the value of employee share options over Kingfisher Shares because following the Demerger the value of the Electricals Business will no longer be reflected in the value of Kingfisher Shares. Kingfisher Shareholders (who upon Demerger will also become Kesa Shareholders) are also being asked to approve the Kesa Group Employee Share Incentive Schemes so that they may be operated following Demerger. The Kesa Group Employee Share Incentive Schemes have been approved by the Kesa Electricals directors.

Further information on the resolutions being proposed at the EGM is set out in Part 1 of this document.

7. Recommendation to shareholders

The Demerger will provide an independent platform for Kesa Electricals and enable Kingfisher to strengthen further its position as a world leader in home improvement. The aim of the Demerger is to support future growth and to enhance shareholder value.

The Board has been advised in relation to the Demerger and Kingfisher Share Consolidation by UBS and Goldman Sachs International. In providing advice to the Directors, UBS and Goldman Sachs International have each relied upon the Directors' commercial assessment of the Demerger and Kingfisher Share Consolidation.

The Board considers that the Demerger, Kingfisher Share Consolidation and adoption by Kesa Electricals of the Kesa Group Employee Share Incentive Schemes are in the best interests of Kingfisher Shareholders as a whole. Accordingly, the Board unanimously recommends that shareholders vote in favour of the Resolutions to be proposed at the Extraordinary General Meeting, as all Directors intend to do in respect of their beneficial shareholdings, which amount in total to 1,046,746 Kingfisher Shares representing 0.04 per cent. of Kingfisher's issued ordinary share capital.

Yours sincerely,

Francis Mackay
Chairman

PART 1

KEY INFORMATION FOR KINGFISHER SHAREHOLDERS

1. Basis of the Demerger

Conditional on passing of the Demerger Resolution at the Extraordinary General Meeting and on Admission, Kingfisher Shareholders will be issued:

**one Kesa Share of nominal value of 5 pence
for each Kingfisher Share of nominal value of 13.75 pence
held at the Demerger Record Time.**

Immediately after the Demerger is effective, the share capital of Kesa Electricals will be consolidated. Consequently, Kingfisher Shareholders will receive:

**one consolidated Kesa Share of nominal value 25 pence
for every five Kesa Shares of nominal value 5 pence each
held immediately following Admission.**

In addition, immediately after the Demerger is effective and conditional on the passing of the Consolidation Resolution at the EGM, the share capital of Kingfisher will be consolidated on the basis of:

**seven Kingfisher Shares of 15 5/7 pence each
for every eight Kingfisher Shares of 13.75 pence
held at the Demerger Record Time.**

It is expected that, on 7 July 2003, Kesa Shares will be admitted to the Official List and to trading on the London Stock Exchange and on the *Premier marché* of Euronext Paris and that dealings in these shares will commence on that date. Kingfisher Shares will continue to be listed on the London Stock Exchange and on the *Premier Marché* of Euronext Paris.

Further details of the Basis of the Demerger (including the Share Consolidations) are set out in paragraph 1 of Part 5 of this document.

The Demerger will be effected by Kingfisher declaring a dividend on the Kingfisher Shares satisfied by the transfer by Kingfisher to Kesa Electricals of the whole of the issued share capital of Kesa Holdings Limited (the holding company of the Electricals Business). In consideration for that transfer, Kesa Electricals will allot and issue Kesa Shares to Kingfisher Shareholders on the basis described above.

On 13 June 2003, Kesa Holdings Limited was transferred to Kingfisher in satisfaction of a dividend declared by a wholly owned direct subsidiary of Kingfisher. (The distributable profits of the subsidiary in question had been increased on 3 April 2003 following a Court sanctioned reduction of capital). The amount of that dividend was recorded in Kingfisher's accounts as an unrealised profit. The Demerger dividend declared by Kingfisher will reduce that unrealised profit in accordance with section 276 of the Act and will not reduce Kingfisher's distributable profits.

Following the Demerger, Kingfisher will demand repayment of all amounts owing by members of the Kesa Group to members of the Kingfisher Group. Kingfisher will apply the said repayments, net of related separation costs, to reduce its external debt.

2. Dividend policy

The Directors of Kingfisher do not expect that the Demerger will affect the absolute level of dividends paid in respect of the current financial year to existing Kingfisher Shareholders who retain their shares in Kingfisher and Kesa Electricals but those dividends should reflect each group's performance throughout the current financial year.

The Directors confirm that the Kingfisher dividend policy will continue to reflect its strategy of investment and growth with the aim of growing dividends progressively. In the context of this policy, Kingfisher has historically maintained a target dividend cover of between 2.0 and 2.5 times, which is compatible with a retail business investing for future growth. The Board of Kingfisher considers that this policy is still appropriate.

In the year to 1 February 2003 Kingfisher's dividend was covered approximately 1.8 times. Although the Kingfisher dividend cover in the current year is likely to remain slightly below the stated target, progressive dividend growth will be managed with the objective of achieving dividend cover in the target range in the medium term.

Kingfisher intends to pay an interim dividend in respect of the six month period ending 2 August 2003 in November 2003.

Kesa Electricals' dividend policy is set out in paragraph 17 of Part 1 of the Listing Particulars which accompany this document.

3. Taxation

Advice received by the Directors in respect of the taxation consequences of the Demerger for Kingfisher Shareholders and related matters is summarised in paragraphs 5, 6 and 7 of Part 5 of this document. Shareholders who are in any doubt as to their taxation position should obtain advice from an independent professional adviser.

4. Employee share incentive schemes

In respect of employee share incentive schemes, the Boards of Kingfisher and Kesa Electricals aim to ensure that, following the Demerger, employees participating in share incentive schemes will be granted awards over the shares of Kingfisher or Kesa Electricals, according to which group employs them.

At the annual general meeting held on 4 June 2003, Kingfisher Shareholders adopted the new Kingfisher Incentive Share Scheme and gave their authority for the continued operation of the Kingfisher SAYE Schemes for a further ten years. The rules of these schemes will be available for inspection as set out in paragraph 11 of Part 6 of this document. Paragraph 10 of Part 5 of this document explains the effect of the Demerger on the Kingfisher Employee Incentive Schemes.

The Remuneration Committee of Kesa Electricals, whose members were appointed on 13 June 2003, has not had the opportunity to develop appropriate long term remuneration arrangements for Kesa Group executives. Accordingly, rather than adopting mirror plans to those operated by Kingfisher, the Remuneration Committee of Kesa Electricals considers it appropriate and consistent with best practice for it to consider the most appropriate form of long term incentives for Kesa Electricals executives following the Demerger. In due course and as part of a comprehensive review of remuneration structures, Kesa Electricals will then bring appropriate proposals to its shareholders.

Following the Demerger, the only open share incentive plans which Kesa Electricals will initially operate are the proposed all-employee plans (the Kesa Group Sharesave Scheme and the Kesa Group International Sharesave Plan).

For the 2003/2004 financial year only, Kesa Electricals will operate a cash-based bonus plan. Under the plan, the Chief Executive of Kesa Electricals will receive a bonus of 80 per cent. of basic salary and the Finance Director of Kesa Electricals will receive a bonus of 65 per cent. of basic salary for the achievement of on-target financial performance. The cash bonuses will be capped at 130 per cent. and 120 per cent. of basic salary respectively. Lower percentages of salary will apply to other senior executives. The performance conditions for the annual bonus will be subject to demanding and stretching financial performance targets based around Kesa Group budgets.

The operation by Kesa Electricals of the cash bonus arrangements for the 2004/5 and subsequent financial years will be considered as part of the review of executive remuneration arrangements by the Remuneration Committee of Kesa Electricals.

Consistent with market practice in France and with existing contractual commitments, cash bonuses payable to French executives (including the Chief Executive of the Kesa Group) will be pensionable.

The relevant resolution to adopt the Kesa Group Sharesave Scheme and the Kesa Group International Sharesave Plan (resolution 3) is set out in the EGM Notice which appears on pages 61 to 64 of this document.

In addition, to facilitate the Demerger, two plans (the Kesa Group Demerger Award Plan and the Kesa Group Incentive Compensation Plan), together with an associated employee benefit trust (the Kesa Group Employee Benefit Trust), are being proposed for adoption by Kingfisher Shareholders. The Kesa Group Incentive Compensation Plan will provide Kesa Group executives, whose subsisting awards under Kingfisher's share plans will lapse on the Demerger, with appropriate replacement awards whilst retention grants of Kesa Shares with a value of no more than two times salary will be made under the Kesa Group Demerger Award Plan. This is designed to ensure that executives have appropriate alignment of interests with Kesa Shareholders. No subsequent awards may be made under these plans.

The relevant resolutions to adopt the Kesa Group Demerger Award Plan, the Kesa Group Incentive Compensation Plan and the Kesa Group Employee Benefit Trust (resolutions 4 to 6) are set out in the EGM Notice which appears on pages 61 to 64 of this document.

The rules of all of the proposed plans are available for inspection as set out in paragraph 11 of Part 6 of this document. The key features of these plans are set out in paragraphs 11 and 12 of Part 5 of this document.

5. Overseas shareholders

The attention of holders of Kingfisher Shares or Kingfisher ADRs with registered addresses outside the United Kingdom, or who are citizens or residents of countries other than the United Kingdom, is drawn to the information set out in paragraphs 3, 6, 7 and 8 of Part 5 of this document.

6. Extraordinary General Meeting

On pages 61 to 64 of this document, there is a Notice of the Extraordinary General Meeting of Kingfisher to be held at the Hilton London Paddington Hotel, 146 Praed Street, London W2 1EE at 9:00 a.m. on 4 July 2003. A Form of Proxy to be used in connection with the EGM is enclosed, together with instructions as to how to vote electronically should you wish to do so.

The Extraordinary General Meeting will consider six resolutions:

- Resolution 1 to be proposed is to approve the Demerger of the Electricals Business. The Demerger is to be effected by Kingfisher declaring a dividend in specie on the Kingfisher Shares. The dividend will be satisfied by the allotment and issue by Kesa Electricals of Kesa Shares to Kingfisher Shareholders on the Kingfisher Share Register at the Demerger Record Time. Resolution 1 is conditional on Admission of the Kesa Shares. Further information relating to the Demerger is set out in paragraph 1 of Part 5 of this document.
- Resolution 2 is proposed to consolidate the existing Kingfisher Shares so that Kingfisher Shareholders will receive seven Kingfisher Shares of nominal value 15 5/7 pence each for every eight Kingfisher Shares of nominal value 13.75 pence each held at the Demerger Record Time. The consolidation of the Kingfisher Shares is proposed as the Board aims to maintain, so far as reasonably practicable, the value of employee share options over Kingfisher Shares, notwithstanding that following the Demerger the value of the Electricals Business will no longer be reflected in the value of the Kingfisher Shares. Accordingly, resolution 2 is conditional on completion of the Demerger. Further information on the Kingfisher Share Consolidation is set out in paragraph 1 of Part 5 of this document.

Kingfisher Shareholders (who upon Demerger will become Kesa Shareholders) are being asked to approve the Kesa Group Employee Share Incentive Schemes, which have been approved by the Kesa Electricals directors, so that they may be operated pursuant to their terms following the Demerger.

- Resolution 3 is proposed to approve the Kesa Group Sharesave Scheme and the Kesa Group International Sharesave Plan, which, in all material respects, mirror the arrangements introduced for

Kingfisher at its June 2003 annual general meeting. This resolution is conditional on completion of the Demerger. Further information relating to these proposed plans is set out in paragraph 12 of Part 5 of this document.

- Resolutions 4 and 5 are proposed to approve the Kesa Group Demerger Award Plan and the Kesa Group Incentive Compensation Plan for the reasons set out in paragraph 4 of Part 1 of this document. These resolutions are conditional on completion of the Demerger. Further information relating to these proposed plans is set out in paragraph 11 of Part 5 of this document.
- Resolution 6 is proposed to approve the Kesa Group Employee Benefit Trust. This resolution is conditional on completion of the Demerger. Further information relating to this trust is set out in paragraph 12.3 of Part 5 of this document.

7. Action to be taken

A Form of Proxy to be used in connection with the Extraordinary General Meeting accompanies this document. The Form of Proxy also contains instructions as to how to vote electronically should you wish to do so. Whether or not you intend to attend the meeting in person, you are requested to complete the Form of Proxy in accordance with the instructions set out in it and return it as soon as possible, but in any event, to arrive at Computershare Investor Services PLC no later than 9:00 a.m. on 2 July 2003.

8. Demerger helpline

A shareholder helpline is available on 0870 703 0132 (or +44 870 703 0132 if you are calling from outside the UK) from 8:30 a.m. to 5:30 p.m. Monday to Friday and will remain open until 25 July 2003. For legal reasons, the shareholder helpline will only be able to provide you with information contained in this document, the accompanying Listing Particulars and Form of Proxy and with information relating to the Kingfisher Share Register and, after Admission, the Kesa Share Register and will be unable to give advice on the merits of the Demerger, Share Consolidations or Kesa Group Employee Share Incentive Schemes or to provide financial or investment advice.

PART 2

OVERVIEW OF THE CONTINUING KINGFISHER GROUP

1. Introduction

Kingfisher is, and following the Demerger will remain, Europe's leading home improvement retailer with a portfolio of well known brands that have a value-for-money reputation. Information relating to Kesa Electricals, the subject of the Demerger, is set out in the accompanying Listing Particulars.

2.1 Kingfisher's Home Improvement Business

Kingfisher is Europe's leading home improvement retailer and the world's most international, with more than 600 stores across Europe and Asia. It is the largest home improvement business anywhere outside the USA with market leading positions in the UK, France, Poland, Taiwan and China and an established and growing presence in Italy. The Group's main brands are B&Q, Castorama and Brico Dépôt. Home Improvement sales during the financial year ended 1 February 2003 were more than £6.7 billion (including £358 million from Canadian business Réno-Dépôt which Kingfisher agreed to sell in April); total sales space was more than 4.1 million square metres.

UK

With 13.5 per cent. of the UK's repair, maintenance and improvement market, B&Q is the clear leader in UK home improvement. During the financial year ended 1 February 2003, B&Q achieved UK sales of £3.7 billion and had total sales space in the UK of around two million square metres. B&Q operates 324 stores divided between two formats—B&Q Warehouse and B&Q Supercentre. B&Q is also developing a new "mini-Warehouse" format with a programme of new store openings and conversions of existing Supercentres. All B&Q stores operate an "every day low pricing" (EDLP) pricing strategy.

B&Q's 98 B&Q Warehouses offer around 35,000 product lines in stores with an average size of around 12,000 square metres. B&Q Warehouse targets serious DIY enthusiasts and trade professionals with a particular focus on garden and heavy end products as well as decoration and furniture products for the wider market. The 226 B&Q Supercentres stock around 16,000 product lines with product areas covering kitchen and bathroom equipment, lighting, floor coverings, tiles, gardening, hardware, decorating equipment, tools and heavy end products.

France

The combined Castorama and Brico Dépôt chains give Kingfisher the leading position in the French DIY market, which was worth approximately £11 billion during the financial year ended 1 February 2003 (*Source: Unibal*). Kingfisher operates 105 Castorama stores and 57 Brico Dépôt stores, with total sales of £2.0 billion during the last financial year.

Castorama stores have an average size of 9,000 square metres, although the largest stores are up to 12,000 square metres. Stores carry approximately 45,000 product lines covering decoration, hardware, heavy end building materials and garden products.

A number of initiatives are underway to enhance the customer offer and improve profitability. Castorama is working on range, merchandising and operating improvements for its French stores. Trials are currently underway and three new stores will open during the current financial year. Castorama France has also started to apply B&Q's successful Cost Price Reduction Programme to its product range, focusing initially on its top 200 suppliers by volume and incentivising buyers to negotiate attractive terms.

Following the successful offer for the minority interests in Castorama, Philippe Tible has been appointed Chief Executive Officer of Castorama France. Philippe has spent his entire career in the French retail industry. During a decade with French home improvement retailer Leroy Merlin, he held a number of senior roles, before leaving to become Managing Director Asia Pacific of Conforama (PPR Group), another leading French retail chain.

Brico Dépôt is a smaller format chain aimed at home improvement enthusiasts and trade professionals, with stores offering around 15,000 product lines and highly competitive prices. Stores tend to be located in out-of-town retail parks and have an average size of 5,000 square metres. Brico Dépôt currently has 57 stores in France and is planning to expand the network significantly during the next five years. A further four stores will be opened in the coming year.

International

Kingfisher is concentrating its international development resources on markets in Europe and Asia that are attractive in terms of their size, expected growth and profitability, allowing the Group to achieve critical mass on a regional level and a position of market leadership. This will enable Kingfisher to exploit its strengths as a high volume, value-based retailer.

In Europe, Kingfisher will focus its international efforts in Poland and Italy. At the year end, Castorama operated 16 Polish stores and believes there is scope for significant expansion. In Italy, Castorama has 14 stores and aims to drive towards a market leading position through further store expansion and format development.

In Asia, Kingfisher will also continue to develop its established presence in Taiwan, where B&Q operates 14 stores, and in China, where it has eight stores. Kingfisher hopes to increase the Chinese store network to more than 50 over the next few years.

Kingfisher is currently exploring three other international markets: Turkey, Spain and South Korea. In Turkey, Kingfisher operates five stores through a joint venture with the Koç Group. In Spain, Kingfisher will open three Brico Dépôt stores in the next twelve months. The first South Korean B&Q store will open in Seoul during 2004.

Kingfisher is exploring options to exit its Castorama Brazil, Castorama Belgium and Castorama Germany businesses along with NOMI in Poland. On 23 April 2003, Kingfisher announced that it had agreed to sell Réno-Dépôt, its Canadian Home Improvement Business, subject to Canadian competition authority clearance and financing. Kingfisher expects to complete this sale in late summer 2003.

In addition, Kingfisher has a strategic investment in Hornbach Holding AG, the leading German warehouse home improvement retailer which also has store operations in Austria, Luxembourg, the Netherlands, the Czech Republic and Switzerland. Joint commercial initiatives are taking place between B&Q, Castorama and Hornbach.

Screwfix Direct is the UK's leading business-to-business mail order and online retailer of hardware and tools. It was acquired by B&Q in July 1999.

2.2 Property

The Kingfisher Group's property business (B&Q Properties Limited—formerly Chartwell Land plc) reported operating profit of £58.5 million for the financial year ended 1 February 2003, a 29.1 per cent. increase compared with the previous year. In January 2003, Kingfisher undertook a significant property transaction with the sale of 15 retail parks and five retail development sites to a property development consortium. This reduced substantially the amount of UK property leased to third party tenants. Total exceptional profit for the year, the majority of which was generated by the recent sale, was £143 million.

B&Q Properties Limited will continue to be involved in site selection, the negotiation and purchase of freehold sites and property, the construction of new retail units and the negotiation of leases. It will concentrate on development opportunities that facilitate future occupation by Group operating companies and asset management of the existing estate.

2.3 Continuing relationships with the demerged Electricals Business

The Electricals Business has previously been provided with certain administrative and other services by members of the Kingfisher Group. Suitable arrangements have been established for the continuing provision of such services following Demerger. Details of these are set out in paragraph 6 of Part 6 of this document.

PART 3

FINANCIAL INFORMATION ON THE ELECTRICALS BUSINESS

1. Basis of preparation

The consolidated accounts of Kingfisher for the two financial years ended 3 February 2001 and 2 February 2002 have been audited by PricewaterhouseCoopers and for the financial year ended 1 February 2003 have been audited by PricewaterhouseCoopers LLP, both Chartered Accountants and Registered Auditors, whose address is 1 Embankment Place, London WC2N 6RH. The consolidated accounts have been filed with the Registrar of Companies. Their reports on these accounts were unqualified and did not include statements under section 237(2) or (3) of the Companies Act.

The financial information relating to Kesa Electricals below has been extracted, without material adjustment, from the group returns used to prepare the consolidated audited accounts of Kingfisher for the financial years ended 3 February 2001, 2 February 2002 and 1 February 2003.

The financial information in this Part 3 does not constitute statutory accounts within the meaning of section 240 of the Act. The financial information has been prepared in accordance with UK GAAP and Kingfisher's accounting policies. Information on the pro forma profit and loss account and net assets statement of Kingfisher is shown in Part 4.

2. Combined profit and loss account

	53 weeks ended 3 February 2001	52 weeks ended 2 February 2002	52 weeks ended 1 February 2003
	£m	£m	£m
Turnover including share of joint ventures	2,934.8	3,172.0	3,381.0
Less: share of joint ventures	(8.5)	(12.0)	(15.1)
Group turnover	**2,926.3**	**3,160.0**	**3,365.9**
Group operating profit	184.5	193.2	169.8
Share of operating profit in:			
Joint ventures	1.4	2.8	5.3
Associate	3.1	4.8	5.2
Total operating profit including share of joint ventures and associate	**189.0**	**200.8**	**180.3**
Analysed as:			
Continuing operations	192.4	204.2	193.6
Exceptional items—operating	—	—	(9.6)
Acquisition goodwill amortisation	(3.4)	(3.4)	(3.7)
Total operating profit including share of joint ventures and associate	**189.0**	**200.8**	**180.3**
Exceptional items—non-operating			
Profit on sale or termination of operations	—	3.0	—
Loss on disposal of fixed assets	(2.4)	(1.6)	(1.3)
Profit on ordinary activities before interest	**186.6**	**202.2**	**179.0**
Net interest receivable	12.5	5.5	3.6
Profit on ordinary activities before taxation	**199.1**	**207.7**	**182.6**
Tax on profit on ordinary activities	(49.5)	(50.5)	(41.6)
Profit on ordinary activities after taxation	**149.6**	**157.2**	**141.0**
Equity minority interests	(2.4)	(2.6)	(1.8)
Profit for the financial year attributable to shareholders	**147.2**	**154.6**	**139.2**

3. Combined balance sheet

	1 February 2003
	£m
Fixed assets	
Intangible assets	173.8
Tangible assets	530.6
Investments	34.8
Total fixed assets	739.2
Current assets	
Stocks	538.2
Debtors due within one year	275.2
Debtors due after more than one year	5.2
Investments	132.7
Cash at bank and in hand	49.4
Total fixed assets	1,000.7
Creditors: amounts falling due within one year	(908.7)
Net current assets	92.0
Total assets less current liabilities	831.2
Creditors: amounts falling due after more than one year	(116.8)
Provisions for liabilities and charges	(11.9)
Net assets	702.5
Kingfisher's investment in the Electricals Business	690.9
Minority interests	11.6
	702.5

4. Note on the Listing Particulars

The above information is extracted, without material adjustment, from the group returns used to prepare the consolidated accounts of Kingfisher for the financial years ended 3 February 2001, 2 February 2002 and 1 February 2003. The financial information relating to the Kesa Group set out in the Listing Particulars differs from the information above due to the alignment of the application of accounting policies within the Kesa Group and the reversal of property revaluations.

In addition, the financial information presented above excludes inter group interest allocated to the Kesa Group.

PART 4

PRO FORMA FINANCIAL INFORMATION ON THE KINGFISHER GROUP

Pro forma financial information on Kingfisher

The pro forma financial information set out below has been prepared to illustrate the effect on the consolidated profit and loss account and the consolidated net assets of Kingfisher for the financial year to and as at 1 February 2003 of the Demerger and other material transactions (being the acquisition of the minority interest in Castorama which was completed during the year ended 1 February 2003, the disposal of ProMarkt and the disposal of 15 retail parks and retail development sites) that have been announced by Kingfisher, as if they had completed on 3 February 2002. As indicated above, the pro forma financial information has been prepared for illustrative purposes only. Because of its nature, it may not give a true picture of the financial position or results of the Kingfisher Group.

The pro forma profit and loss account is based on:

- The consolidated profit and loss account for the Kingfisher Group (including the Electricals Business) as shown in the published annual report and accounts for the financial year ended 1 February 2003.
- The consolidation return of Castorama used in the Kingfisher consolidation for the financial year to 1 February 2003.
- The consolidation return of ProMarkt used in the Kingfisher consolidation for the financial year to 1 February 2003.
- The consolidation return of the properties sold used in the Kingfisher consolidation for the financial year to 1 February 2003.
- The combined profit and loss account for Kesa Electricals and the Electricals Business, prepared on a basis consistent with the application of Kingfisher's accounting policies as shown in Part 3.

Pro forma profit and loss account for the Kingfisher Group (excluding the Electricals Business) for the financial year ended 1 February 2003

	Kingfisher	Adjustments				Pro forma
		Kingfisher adjustments	Kingfisher prior to Demerger	Electricals Business	Demerger adjustments	
	£m	£m Note 1	£m	£m Note 2	£m Note 3	£m
Turnover including share of joint ventures	10,869.2	(534.7)	10,334.5	(3,381.0)	—	6,953.5
Less share of joint ventures	(143.4)	—	(143.4)	15.1	—	(128.3)
Group turnover	10,725.8	(534.7)	10,191.1	(3,365.9)	—	6,825.2
Group operating profit	612.7	5.9	618.6	(169.8)	—	448.8
Share of operating profit in:						
—joint ventures	9.7	—	9.7	(5.3)	—	4.4
—associates	12.4	—	12.4	(5.2)	—	7.2
Total operating profit including share of joint ventures and associates	634.8	5.9	640.7	(180.3)	—	460.4
Analysed as:						
Home improvement	534.1	—	534.1	—	—	534.1
Electrical and furniture	160.2	35.2	195.4	(195.4)	—	—
Property	58.5	(30.2)	28.3	—	—	28.3
e-commerce and other new channels	(14.1)	0.9	(13.2)	1.8	—	(11.4)
Other operating costs	(39.8)	—	(39.8)	—	—	(39.8)
Exceptional items—operating	(51.6)	—	(51.6)	9.6	—	(42.0)
Acquisition goodwill amortisation	(12.5)	—	(12.5)	3.7	—	(8.8)
Total operating profit including share of joint ventures and associates	634.8	5.9	640.7	(180.3)	—	460.4
Exceptional items						
Demerger costs	(11.8)	—	(11.8)	—	—	(11.8)
(Loss)/profit on the sale or termination of operations	(228.4)	193.6	(34.8)	—	—	(34.8)
Profit/(loss) on the disposal of fixed assets	143.0	(126.9)	16.1	1.3	—	17.4
Profit on ordinary activities before interest	537.6	72.6	610.2	(179.0)	—	431.2
Net interest (payable)/receivable	(43.5)	(26.9)	(70.4)	(3.6)	9.4	(64.6)
Profit on ordinary activities before taxation	494.1	45.7	539.8	(182.6)	9.4	366.6
Tax on profit on ordinary activities	(223.3)	67.3	(156.0)	41.6	(2.8)	(117.2)
Profit/(loss) on ordinary activities after taxation	270.8	113.0	383.8	(141.0)	6.6	249.4
Equity minority interests	(101.1)	99.3	(1.8)	1.8	—	—
Profit for the financial year attributable to shareholders	169.7	212.3	382.0	(139.2)	6.6	249.4

The pro forma statement of net assets is based on:

- the consolidated balance sheet for the Kingfisher Group (including the Electricals Business) as shown in the published annual report and accounts for the financial year ended 1 February 2003
- the combined balance sheet for the Electricals Business, prepared on a basis consistent with Kingfisher's accounting policies as shown in Part 3.

Pro forma net asset statement at 1 February 2003

	Kingfisher	Adjustments: Sale of properties	Adjustments: Electricals Business	Adjustments: Demerger adjustments	Pro forma
	£m	£m Note 1(d)	£m Note 2	£m Note 3	£m
Fixed assets					
Intangible assets	2,651.5	—	(173.8)	—	2,477.7
Tangible assets	3,040.9	—	(530.6)	—	2,510.3
Investments in joint ventures					
—share of gross assets	190.1	—	(25.4)	—	164.7
—share of gross liabilities	(158.1)	—	19.3	—	(138.8)
Investments in associates	131.1	—	(22.1)	—	109.0
Other investments	146.1	—	(6.6)	—	139.5
	6,001.6	—	(739.2)	—	5,262.4
Current assets					
Development work in progress	5.1	—	—	—	5.1
Stocks	1,630.1	—	(538.2)	—	1,091.9
Debtors due within one year	1,369.7	(693.0)	(275.2)	—	401.5
Debtors due after more than one year	61.7	—	(5.2)	—	56.5
Deposits and investments	145.7	—	(132.7)	—	13.0
Cash at bank and in hand	98.5	—	(49.4)	11.8	60.9
	3,310.8	(693.0)	(1,000.7)	11.8	1,628.9
Creditors: amounts falling due within one year	(3,245.5)	693.0	908.7	(38.4)	(1,682.2)
Net current assets	65.3	—	(92.0)	(26.6)	(53.3)
Total assets less current liabilities	6,066.9	—	(831.2)	(26.6)	5,209.1
Creditors: Amounts due after more than one year	(1,528.4)	—	116.8	249.2	(1,162.4)
Provisions for liabilities and charges	(53.7)	—	11.9	—	(41.8)
Net assets	4,484.8	—	(702.5)	222.6	4,004.9

Notes to the pro forma financial information

1(a) The Kingfisher adjustments reflect the impact of transactions which have been made by Kingfisher before 1 February 2003 and are described in more detail below. The impact of these adjustments have been reflected in the Kingfisher Group's consolidated balance sheet at 1 February 2003. These adjustments are expected to have a continuing impact.

Kingfisher adjustments

	Acquisition at Castorama Minority	ProMarkt	Sale of properties	Total adjustments
	£m Note 1(b)	£m Note 1 (c)	£m Note 1 (d)	£m
Turnover including share of joint ventures	—	(534.7)	—	(534.7)
Less: share of joint ventures	—	—	—	—
Group turnover	—	(534.7)	—	(534.7)
Group operating profit/(loss)	—	36.1	(30.2)	5.9
Exceptional items—non-operating	—			
Loss on the sale of operations	—	193.6	—	193.6
Profit/(loss) on the disposal of fixed assets	—	—	(126.9)	(126.9)
Profit on ordinary activities before interest	—	229.7	(157.1)	72.6
Net interest payable	(52.5)	—	25.6	(26.9)
Profit on ordinary activities before tax	(52.5)	229.7	(131.5)	45.7
Tax on profit on ordinary activities	15.8	—	51.5	67.3
Profit on ordinary activities after tax	(36.7)	229.7	(80.0)	113.0
Equity minority interests	99.3	—	—	99.3
Profit for the financial year attributable to shareholders	62.6	229.7	(80.0)	212.3

Notes:

1(b) The adjustment reflects the impact of the acquisition of the minority interest in Castorama that was completed during the year ended 1 February 2003.

The interest adjustment reflects the increase in interest charges that would have occurred if the Group had drawn down the debt to purchase the minority at 3 February 2002. It comprises interest payable on the debt of £36.2 million (calculated using the Group's average rate of 3.78 per cent.), facility fee amortisation of £1.8 million and interest that would not have been received on the proceeds of the rights issue of £14.5 million. The impact of taxation on this adjustment has been calculated assuming a UK tax rate of 30 per cent.

The adjustment to minority interests reflects the decrease in minority interests. This has been extracted from the consolidation return of Castorama used in the Kingfisher consolidation for the financial year ended 1 February 2003.

1(c) The adjustment is to remove the results of the ProMarkt business that was sold by Kingfisher on 1 February 2003. The financial information has been extracted from the consolidation return of ProMarkt used in the Kingfisher consolidation for the financial year ended 1 February 2003.

1(d) The adjustment reflects the impact of the sale of 15 retail parks by B&Q Properties Limited (formerly Chartwell Land plc). The adjustment to operating profits is for rent receivable on the properties. This has been extracted from the consolidation return of B&Q Properties Limited used in the Kingfisher consolidation for the financial year ended 1 February 2003.

The interest adjustment reflects the reduction in interest charges that would have occurred if the Group had used the sale proceeds of £693 million to repay borrowings on 3 February 2002. This has been calculated by multiplying the proceeds by the interest rate charged on the Group's borrowings of 3.78 per cent. The impact of taxation on these adjustments has been calculated assuming a UK tax rate of 30 per cent. The sales proceeds have been adjusted from debtors due within one year and applied against creditors due within one year.

2 This adjustment removes the results, assets and liabilities of the Electricals Business to be demerged. The accounting policies to be adopted by Kesa Electricals are those which the Kesa Electricals board considers to be most appropriate. These include the alignment of the application of certain accounting policies and also the reversal of property revaluations. Accordingly, the results, assets and liabilities of the Electricals Business presented in the Listing Particulars are different from the information in this pro forma financial information. This adjustment is expected to have a continuing impact.

3(a) The Demerger adjustments are shown in more detail below.

Other Demerger adjustments

	Inter group debt settlement	French tax liability	Demerger costs	Tax liabilities	Total
	£m	£m	£m	£m	£m
	Note 3 (b)	Note 3 (c)	Note 3 (d)	Note 3 (e)	
Group operating profit/(loss)	—	—	—	—	—
Exceptional items—non-operating					
Demerger costs	—	—	—	—	—
Profit on ordinary activities before interest	—	—	—	—	—
Net interest payable	9.4	—	—	—	9.4
Profit on ordinary activities before tax	9.4	—	—	—	9.4
Tax on profit on ordinary activities	(2.8)		—	—	(2.8)
Profit on ordinary activities after tax	6.6		—	—	6.6
Current assets					
Cash at bank and in hand	189.8	(100.0)	(78.0)	—	11.8
Creditors: amounts falling due within one year	—	—	—	(38.4)	(38.4)
Net current assets	189.8	(100.0)	(78.0)	(38.4)	(26.6)
Creditors: amounts falling due after more than one year	249.2	—	—	—	249.2
Net assets	439.0	(100.0)	(78.0)	(38.4)	222.6

Notes:

3(b) On Demerger, Kingfisher will receive €683 million (£439.0 million) (excluding an adjustment for working capital movements to the Demerger date) from Kesa Electricals to satisfy the funding balance between the two groups. This amount, net of transaction costs of £189.8 million (including

transaction costs of £11.8 million reported in the financial year to 1 February 2003), has been shown as a reduction in creditors due after more than one year, with the remaining £189.8 million treated as an increase in cash. This adjustment is not expected to have a continuing impact.

The adjustment to net interest payable represents the reduction in interest charges that the Kingfisher Group would have benefited from had the net repayment of borrowings been applied to reduce borrowings from 1 February 2002. The interest saving has been calculated by multiplying the expected repayment of borrowings (adjusted for actual movements in working capital over the year) by the average interest rate charged on the Group's Euro borrowings of 3.78 per cent. for the year to 1 February 2003. The impact of taxation on the interest saving has been calculated assuming a UK tax rate of 30 per cent. This adjustment is expected to have a continuing impact.

3(c) Following Demerger, the Kingfisher Group will pay €154 million (which at an exchange rate of €1.531 to £1 at 1 February 2003 is equivalent to approximately £100 million) in respect of a French tax charge which could arise on the Demerger. This adjustment has been assumed to reduce cash by £100 million. This adjustment is not expected to have a continuing impact.

3(d) The Demerger costs (which are not expected to have a continuing impact) are made up of:

- Transaction costs arising from the Demerger amounting to £48 million (in addition to the £11.8 million reported in the financial year to 1 February 2003). This adjustment has been assumed to reduce cash.

- Financing costs of £30.0 million relating to the restructuring of Kingfisher's debt being the costs of exercising the right of early redemption contained in the terms and conditions of that debt. This adjustment has been assumed to reduce cash. The positive cash effect of £25 million (as at 17 June 2003) on the unwinding of interest rate swaps associated with the debt to be restructured has not been included in the pro forma.

The Demerger costs are stated before any tax relief.

The Demerger costs noted above exclude the additional exceptional financial charge of £79 million before tax relief relating to the close out of a forward currency exchange contract in the year to 31 January 2004, announced on 14 April 2003.

3(e) The adjustment relates to certain tax liabilities relating to the Electricals Business that, on Demerger, will be retained by Kingfisher. It is not expected to have a continuing impact.

4 The impact of the sale of Réno-Dépôt announced on 23 April 2003 has not been included in the pro forma adjustments as the sale is contingent on local competition authority approval.



PricewaterhouseCoopersLLP
1 Embankment Place
London WC2N 6RH

The Directors
Kingfisher plc
3 Sheldon Square
Paddington
London W2 6PX

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

17 June 2003

Dear Sirs

Kingfisher plc ("Kingfisher")

We report on the pro forma financial information set out in Part 4 of the Circular dated 17 June 2003. The pro forma financial information has been prepared, for illustrative purposes only, to provide information about how the proposed Demerger (as defined in the Circular) and the disposal of certain retail parks and retail development sites announced on 22 January 2003 might have affected the consolidated balance sheet of Kingfisher and its subsidiaries as at 1 February 2003, and how the proposed Demerger, the acquisition of the minority interest in Castorama completed during the year ended 1 February 2003, the disposal of ProMarkt and the retail property disposals might have affected the consolidated profit and loss account of Kingfisher for the year ended 1 February 2003.

Responsibilities

It is the responsibility solely of the Directors of Kingfisher to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority (the "Listing Rules").

It is our responsibility to form an opinion, as required by the Listing Rules, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the Directors of Kingfisher.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion

- the pro forma financial information has been properly compiled on the basis stated;
- such basis is consistent with the accounting policies of Kingfisher; and
- the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

PART 5
FURTHER INFORMATION RELATING TO THE DEMERGER AND SHARE CONSOLIDATIONS

1. Basis of the Demerger

Dividend in Specie

The Demerger is conditional upon the passing of the Demerger Resolution, to be proposed as an ordinary resolution at the EGM, and Admission.

The Demerger will be effected by Kingfisher declaring a dividend on the Kingfisher Shares, subject to and upon Admission. The dividend will be satisfied by the allotment and issue by Kesa Electricals of:

one Kesa Share of nominal value 5 pence
for each Kingfisher Share of nominal value 13.75 pence

held on the Kingfisher Share Register at the Demerger Record Time save that the number of Kesa Shares to be allotted and issued to each of Helen Jones and Francis Mackay as holders of Kingfisher Shares will be reduced by the number of Kesa Shares already held by them for the purposes of the Demerger (being thirteen and seven Kesa Shares respectively) so that upon the Demerger becoming effective all holders of Kingfisher Shares (including Helen Jones and Francis Mackay) will hold one Kesa Share for each Kingfisher Share held at the Demerger Record Time. In consideration for the issue of Kesa Shares to Kingfisher Shareholders, Kingfisher will transfer to Kesa Electricals the whole of the issued share capital of Kesa Holdings Limited (the holding company of the Electricals Business). The Kesa Shares issued pursuant to the Demerger will be credited as fully paid up and will be identical to and rank equally with the existing Kesa Shares.

The EGM Notice appears on pages 61 to 64of this document.

Share Consolidations

Immediately after the issue of such Kesa Shares, the share capital of Kesa Electricals will be consolidated. Consequently, Kingfisher Shareholders will receive:

one consolidated Kesa Share of nominal value 25 pence
for every five Kesa Shares of nominal value 5 pence each
held immediately after Admission.

For any Kesa Shareholder whose holding of non-consolidated Kesa Shares of nominal value 5 pence each immediately after Admission is not exactly divisible by five, the resultant number of consolidated Kesa Shares of nominal value 25 pence each that such Kesa Shareholder receives will be rounded down to the nearest whole number and a fractional entitlement to a consolidated Kesa Share will arise.

In addition, immediately after the Demerger is effective and conditional on the passing of the Consolidation Resolution at the EGM, the share capital of Kingfisher will be consolidated on the basis of:

seven Kingfisher Shares of nominal value 15 5/7 pence each
for every eight Kingfisher Shares of nominal value 13.75 pence each
held at the Demerger Record Time.

For any Kingfisher Shareholder whose holding of non-consolidated Kingfisher Shares of nominal value 13.75 pence each immediately after Admission is not exactly divisible by eight, the resultant number of consolidated Kingfisher Shares of nominal value 15 5/7 pence each that such Kingfisher Shareholder receives will be rounded down to the nearest whole number and a fractional entitlement to a consolidated Kingfisher Share will arise.

Individual fractional entitlements to consolidated Kingfisher Shares and consolidated Kesa Shares will be aggregated and sold in the market. Kingfisher will retain the aggregate proceeds of sale of such consolidated Kingfisher Shares and consolidated Kesa Shares unless the aggregate amount to which any shareholder would be entitled (net of any commissions, dealing costs and administrative expenses) is £1 or more in which case that entitlement will be distributed to such shareholder proportionately to his entitlement, with cheques for such proceeds expected to be despatched to those entitled (at their risk) by 14 July 2003. Commissions, dealings costs and administrative expenses are expected to be approximately 0.2 per cent. of the proceeds of sale of such consolidated Kingfisher Shares and consolidated Kesa Shares.

The consolidated Kingfisher Shares of nominal value $15\frac{5}{7}$ pence resulting from the Kingfisher Share Consolidation will otherwise be identical to the existing Kingfisher Shares of nominal value 13.75 pence.

The number of consolidated Kingfisher Shares in issue after the Demerger and Kingfisher Share Consolidation is not expected to exceed 2,316,938,371 Kingfisher Shares of nominal value $15\frac{5}{7}$ pence each. The number of consolidated Kesa Shares in issue after the Demerger and Kesa Share Consolidation is not expected to exceed 529,585,913 Kesa Shares of nominal value 25 pence each. The above numbers of consolidated Kingfisher Shares and consolidated Kesa Shares expected to be in issue are based on the assumption that the maximum nominal amount of Kingfisher Shares in issue at the Demerger Record Time will be £364,090,315 representing the aggregate of 2,647,679,567, the number of Kingfisher Shares of nominal value 13.75 pence in issue on 13 June 2003 (the latest practicable date prior to the date of this document) and 250,000, the Directors' estimate of the maximum number of additional Kingfisher Shares which may be issued prior to the Demerger Record Time.

The Kingfisher Share Consolidation is proposed as the Board aims to maintain, so far as reasonably practicable, the value of employee share options over Kingfisher Shares, notwithstanding the Demerger and the fact that following the Demerger the value of the Electricals Business will no longer be reflected in the value of Kingfisher Shares.

The table below illustrates the number of consolidated Kingfisher Shares and consolidated Kesa Shares which Kingfisher Shareholders with different numbers of Kingfisher Shares will hold following the Demerger and the Share Consolidations.

Before the Demerger and Share Consolidations	**After the Demerger and Share Consolidations**	
Current holding of Kingfisher Shares of 13.75p	Consolidated Kingfisher Shares of $15\frac{5}{7}$p received	Consolidated Kesa Shares of 25p received
1	0	0
2	1	0
5	4	1
10	8	2
50	43	10
100	87	20
250	218	50
5,000	4,375	1,000

2. Admission, dealings, share certificates and CREST

Admission

Application has been made for the admission of the Kesa Shares to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities. It is expected that Admission will become effective and dealings for normal settlement in the Kesa Shares will commence at 8:00 a.m. on 7 July 2003.

Application has also been made for the admission of the Kesa Shares to the *Premier marché* of Euronext Paris. It is expected that admission will become effective and dealings for normal settlement in Kesa Shares will commence on the *Premier marché* on or shortly after 7 July 2003.

Notwithstanding the Kingfisher Share Consolidation, the Kingfisher Shares will continue to be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities and will also continue to be admitted to and traded on the *Premier marché* of Euronext Paris.

Dealings

For a transferee to be a registered holder of Kingfisher Shares by the Demerger Record Time, notice of a transfer of Kingfisher Shares must be notified to the Registrars by close of business on 4 July 2003.

Share certificates

Holders of Kingfisher Shares on the Kingfisher Share Register at the Demerger Record Time will constitute the opening Kesa Share Register.

The entitlement to receive Kesa Shares pursuant to the Demerger is not transferable save to satisfy valid market claims. It is expected that definitive certificates in respect of consolidated Kesa Shares of nominal value 25 pence each will be posted to entitled holders of Kesa Shares (who hold their shares in certificated form) at their registered address on the Kesa Share Register by no later than 14 July 2003. Temporary documents of title will not be issued. Pending despatch of the share certificates, transfers will be certified against the Kesa Share Register by the Registrars. Share certificates will be despatched to Kesa Shareholders at their own risk.

Holders of Kingfisher Shares on the Kingfisher Share Register at the Demerger Record Time will receive definitive share certificates in respect of their consolidated Kingfisher Shares of nominal value $15\frac{5}{7}$ pence each at their registered address on the Kingfisher Share Register by no later than 14 July 2003. Pending despatch of the share certificates, transfers will be certified against the Kingfisher Share Register. Share certificates will be despatched to Kingfisher Shareholders at their own risk. These new share certificates should be used in the place of, and should be substituted for, existing share certificates.

CREST

CREST is a paperless settlement system enabling shares to be evidenced otherwise than by a certificate and transferred otherwise than by a written instrument. The articles of association of Kesa Electricals will permit the holding of Kesa Shares under the CREST system. Kesa Electricals has applied for its shares to be admitted to CREST with effect from Admission.

Holders of Kingfisher Shares on the Kingfisher Share Register at the Demerger Record Time who hold their Kingfisher Shares in uncertificated form through CREST will receive uncertificated Kesa Shares into the same CREST accounts immediately following Admission. The CREST accounts of such Kingfisher Shareholders will also be amended by CRESTCo Limited to reflect the new number and nominal value of Kingfisher Shares and Kesa Shares as a result of the Share Consolidations.

Dividend mandates

Existing dividend mandates to bank or building society accounts given in relation to dividends paid by Kingfisher will continue to apply to consolidated Kingfisher Shares and will also be applied automatically to Kesa Shares arising as a result of the Demerger.

3. Arrangements for French shareholders and Kingfisher ADR holders

French shareholders

At the Demerger Record Time, Kesa Shares will be issued by Kesa Electricals to Euroclear France on behalf of those individuals who hold entitlements to Kingfisher Shares through Euroclear France on the basis of the ratio set out in paragraph 1 of this Part 5. Euroclear France will then credit entitlements to such Kesa Shares to those of its affiliates holding entitlements to Kingfisher Shares on behalf of the holders of such entitlements.

Fractional entitlements to Kesa Shares will be centralised by BNP Paribas Securities Services on behalf of holders of entitlements to Kesa Shares. The corresponding Kesa Shares will be sold on the *Premier marché* of Euronext Paris or the London Stock Exchange by BNP Paribas Securities Services as soon as possible and the proceeds of sale, less commission and sale costs, will be transferred to the relevant financial intermediaries, on behalf of the holders of entitlements to Kesa Shares.

In addition, the Kingfisher Shares will be consolidated on the basis of seven Kingfisher Shares of nominal value $15\frac{5}{7}$ pence each for every eight Kingfisher Shares of nominal value 13.75 pence each. The consolidation will be carried out automatically by Euroclear France.

Fractional entitlements to Kingfisher Shares will be centralised by BNP Paribas Securities Services on behalf of holders of entitlements to Kingfisher Shares. The corresponding Kingfisher Shares will be sold on the *Premier marché* of Euronext Paris or the London Stock Exchange by BNP Paribas Securities

Services as soon as possible and the proceeds of sale, less commission and sales costs, will be transferred to the relevant financial intermediaries, on behalf of the holders of entitlements to Kingfisher Shares.

These transactions will require no action on the part of holders of entitlements to Kingfisher shares through Euroclear France. Details of the consolidation of Kesa Shares and Kingfisher Shares will be set out in an announcement to be published by Euronext Paris.

Holders of the Kingfisher Shares at the Demerger Record Time whose names appear on the Kingfisher Share Register with an address in France (and who do not therefore hold such shares through Euroclear France) will receive definitive certificates in respect of Kesa Shares or uncertificated Kesa Shares into the same CREST accounts on which they hold their Kingfisher Shares, depending on whether they hold their shares in certificated or uncertificated form, in the manner described above.

Kingfisher ADR holders

There is no ADR programme for Kesa Shares. Consequently, Qualifying ADR Holders will receive Kesa Shares in the ratio set out in paragraph 1 of this Part 5 in certificated form.

The receipt of Kesa Shares and the sale of such shares by Kingfisher ADR holders will have US tax consequences. Discussions of certain US tax consequences of the receipt of Kesa Shares and of their sale appear in paragraph 7 of Part 5 of this document and in paragraph 12.3 of Part 6 of the Listing Particulars. Holders of Kingfisher ADRs are strongly advised to consult their own tax advisers as to the overall United States federal, state and local tax consequences of their receipt, ownership and disposition of Kesa Shares, as soon as possible.

4. Continuing arrangements between Kingfisher and Kesa Electricals

Following the Demerger, Kingfisher and Kesa Electricals will operate as separate publicly listed companies and neither Kingfisher nor Kesa Electricals will retain any shareholding in the other. Jean-Noël Labroue, the Chief Executive of the Kesa Group, has indicated that, should the Demerger proceed, he will resign from the Kingfisher Board. Implementation of the Demerger and the relationship between Kingfisher and the Electricals Business after the Demerger is regulated by a Demerger Agreement entered into on 17 June 2003. For a fuller description of the Demerger Agreement see under "Material contracts" in paragraph 6 of Part 6 of this document. In general, any business arrangement between any member of the Kingfisher Group and any member of the Electricals Business after the Demerger has been or will be determined through arm's length negotiation.

Services

Kingfisher has also agreed with Kesa Electricals that, following the Demerger, Kingfisher will continue to provide certain limited head office and related services to the Electricals Business and Kesa Electricals will provide Kingfisher with certain services. These services will be provided on an arm's length and temporary basis pursuant to a Transitional Services Agreement entered into with Kesa Electricals on 17 June 2003 (or pursuant to ongoing agreements and arrangements). For a fuller description of the Transitional Services Agreement see under "Material contracts" in paragraph 6 of Part 6 of this document.

Pensions

Kingfisher and Kesa Electricals have agreed that the Kesa Group will continue to participate in the Kingfisher Pension Scheme (KPS) and the Kingfisher Retirement Trust (KRT) for a period after Demerger ending no later than 31 March 2004. The Kesa Group will then set up new pension schemes.

Subject to the terms of a Pension Deed of Division:

(a) liabilities for pension benefits in respect of Kesa Group employees who are members of the KPS and also pensioner and deferred members of the KPS who were formerly employed by the Kesa Group will be transferred from KPS to the new scheme and there will be a transfer of assets representing those liabilities from KPS to the new scheme. The transfer amount will be calculated on a share of fund basis using assumptions set out in the Pension Deed of Division.

(b) Kesa Group employees who are members of the KRT and deferred members of the KRT who were formerly employed by the Kesa Group will be offered the opportunity to transfer their accrued pension rights from the KRT to pension arrangements established by the Kesa Group. This would involve a transfer of assets from the KRT to those pension arrangements.

Further details about these arrangements are set out under "Pensions" in paragraph 11 of Part 6 of the Listing Particulars.

Intellectual property

Most material intellectual property used by the Kesa Group is confined to trade marks, such as the Comet and Darty names and rights in computer software and databases. Intellectual property rights are largely either owned by or licensed directly to the individual Kesa Group operating companies and therefore continuing arrangements for the use of the rights between Kingfisher and the Kesa Group will not be required. Certain limited cross licences will apply after Demerger (for example in relation to logos appearing on Kingfisher discount cards issued to employees) as described in the Demerger Agreement.

5. United Kingdom taxation

The following paragraphs are intended as a general guide only and are based on current legislation and current Inland Revenue practice. The paragraphs summarise certain aspects of the United Kingdom tax position of Kingfisher Shareholders who are resident or ordinarily resident in the United Kingdom for tax purposes, who beneficially own their Kingfisher Shares, and who hold their Kingfisher Shares as an investment. Anyone who is any doubt as to their taxation position in respect of the Demerger should consult an appropriate independent professional adviser.

The Demerger

Taxation of chargeable gains

Clearance has been obtained from the Inland Revenue under section 138(1) of the Taxation of Chargeable Gains Act 1992 in respect of the Demerger. Accordingly Kingfisher Shareholders should not be treated, by virtue of the receipt of Kesa Shares under the Demerger, as making a disposal or part disposal of their Kingfisher Shares for the purposes of taxation of chargeable gains. On this basis they should not incur liability to taxation of chargeable gains in respect of the Demerger. The aggregate base cost for the purposes of taxation of chargeable gains of the Kingfisher Shares and the Kesa Shares immediately after the Demerger should be the same as the base cost of the Kingfisher Shares immediately before the Demerger. Such base cost should be apportioned between the Kingfisher Shares and the Kesa Shares by reference to their respective market values on the first day on which market values or prices are quoted or published for such shares.

Taxation of income

The Inland Revenue has granted clearance under section 215(1) of the Income and Corporation Taxes Act 1988 confirming that the distribution of Kesa Shares under the Demerger will qualify as an exempt distribution within the meaning of section 213 of that Act. Accordingly holders of Kingfisher Shares should not be regarded as having received income for the purposes of taxation of income on receipt of the Kesa Shares. In consequence, they should not incur liability to taxation of income in respect of the receipt of Kesa Shares and will not be entitled to any tax credit.

The Inland Revenue has also granted clearance under section 707(1) of the Income and Corporation Taxes Act 1988 confirming that it is satisfied that the transactions in securities involved in the Demerger are such that no notice under section 703(3) of that Act should be given in respect of them. Under section 703(3) the Inland Revenue may, if certain conditions are satisfied, serve a notice on any person counteracting a tax advantage obtained or obtainable by him or her in consequence of any transaction or transaction in securities.

In relation to Kingfisher Shareholders who are trustees, although regard must be had to the terms of each particular trust, for trustees of trusts governed by English law the Kesa Shares received on the Demerger should, under current law and Inland Revenue practice, generally be regarded as a capital receipt. In such a case, the tax position of such trustees should be the same as that of Kingfisher Shareholders who are individuals. If for any reason (either due to a different governing law or to the exceptional terms of the trust) the Kesa Shares received in the Demerger are regarded in relation to any particular trust as an income receipt, the tax implications (both for the trustees and the beneficiaries) may be different, and separate advice should be taken from an appropriate independent professional adviser.

Stamp duty and stamp duty reserve tax (SDRT)

SDRT is generally payable at a rate of 1.5 per cent. on the issue of shares to, or to a nominee or agent for, (i) a depositary who has issued or is to issue depositary receipts in respect of the shares or (ii) a

person whose business is or includes the provision of clearance services pursuant to an arrangement regarding the provision of such services, any such SDRT generally being the liability of the depositary or clearance service provider in question. If any SDRT is payable on the issue of Kesa Shares to the nominee for Euroclear France pursuant to the Demerger, Kingfisher will discharge this liability on behalf of Euroclear France. Any SDRT payable on the issue of shares to any other clearance service provider or the nominee thereof will be the responsibility of that clearance service provider.

Except as provided in the previous paragraph, no liability to stamp duty or SDRT will arise on the issue to holders of Kingfisher Shares or to holders of Kingfisher ADRs (to whom Kesa Shares will be distributed in certificated form: see paragraph 8 of this Part 5) of Kesa Shares pursuant to the Demerger.

The Share Consolidations

Subject as mentioned below, holders should not be treated, by virtue of the receipt of consolidated Kesa Shares of 25 pence and of consolidated Kingfisher Shares of 15 5/7 pence each pursuant to the Share Consolidations, as making a disposal or part disposal of their Kesa Shares or Kingfisher Shares for the purposes of taxation of chargeable gains. On this basis they should not incur liability for taxation of chargeable gains in respect of the Share Consolidations. The base cost of the consolidated Kesa Shares resulting from the Kesa Share Consolidation should be the same as the base cost apportioned to the Kesa Shares on the Demerger and the base cost of the consolidated Kingfisher Shares resulting from the Kingfisher Share Consolidation should be the same as the base cost apportioned to the Kingfisher Shares on the Demerger, as described above.

To the extent that holders receive cash by virtue of the sale on their behalf of any consolidated Kesa Shares or consolidated Kingfisher Shares to which they have fractional entitlements, such holders may be regarded as making a disposal or part disposal of their Kesa Shares or their Kingfisher Shares and accordingly may, depending on their individual circumstances, incur liability to taxation of chargeable gains. A holder who receives cash in lieu of fractional entitlements to consolidated Kesa Shares or consolidated Kingfisher Shares will not be treated as making a disposal or part disposal of those shares and accordingly will not incur liability to taxation of chargeable gains where the cash receipt is small compared with the value of the shares held by the holder prior to the Share Consolidations. Instead, the cash amount will be deducted from the base cost of the consolidated Kesa Shares or consolidated Kingfisher Shares received by the holder (as the case may be), which (as mentioned above) will be the same as the base cost apportioned to those shares on the Demerger. The Inland Revenue will generally regard a receipt as being "small" if its amount or value is five per cent. or less of the value of the shares in respect of which the entitlement to the receipt arose or if its amount or value is £3,000 or less (regardless of whether it would also meet the five per cent. or less test).

6. French taxation

The following paragraphs are intended as a general guide only and are based on current legislation. The paragraphs summarise certain aspects of the French tax position of Kingfisher Shareholders who are resident in France for the purposes of the income tax convention currently in force between France and the United Kingdom (the "UK/France Tax Treaty") and who beneficially own their Kingfisher Shares. Anyone who is in any doubt as to his or her taxation position in respect of the Demerger or the Share Consolidations should consult an appropriate professional adviser.

The Demerger

The French tax authorities *(Bureau des Agrements de la Direction Générale des Impôts)* have indicated in a letter of 6 May 2003 that they would be willing to approve the following tax treatment in principle. A final ruling from these authorities is expected shortly.

French tax residents holding Kingfisher Shares as part of their private assets

Since the Kesa Shares are being issued to Kingfisher Shareholders upon Demerger, such issue should not be treated as a distribution subject to personal income tax under standard rules and therefore the Kingfisher Shareholders should not be liable to any personal income tax as a result of the Demerger.

Shareholders who receive Kesa Shares pursuant to the Demerger should be treated as having acquired such Kesa Shares issued to them at nil value for the purposes of capital gains taxation at the time of a subsequent disposal of such Kesa Shares.

French tax resident legal entities subject to corporate income tax

Since the Kesa Shares are being issued to Kingfisher Shareholders upon Demerger, such issue should not be treated as a distribution, provided that, in accordance with paragraph 2 of article 115 of the French general tax code *(Code Général des Impôts)*, the Kesa Shares are accounted for in the balance sheet of the legal entity to which they are issued at a book value which is equal to the book value of the Kingfisher Shares multiplied by the ratio that the actual value of the Kesa Shares as at the date of issue of the Kesa Shares bears to the actual value of the Kingfisher Shares pre Demerger. The book value of Kingfisher Shares should be reduced as a consequence.

If as at the date of issue of the Kesa Shares the tax basis of Kingfisher Shares is different from their book value, any capital gain or loss on any subsequent disposal of such Kingfisher shares, as well as any gain on the subsequent disposal of the Kesa Shares issued to Kingfisher Shareholders, should be determined by reference to this tax basis (which should be calculated according to the method described in the preceding paragraph), in accordance with the third indent of paragraph 2 of article 115 referred to above.

On this basis, Kingfisher Shareholders should not incur any liability to taxation of chargeable gains in respect of the Demerger.

The Share Consolidations

The Share Consolidations should not be treated as a disposal or part disposal by Kingfisher Shareholders or Kesa Shareholders for capital gains taxation purposes and therefore the Share Consolidations should not give rise to any liability for capital gains taxation. Cash that holders may receive by virtue of the sale on their behalf of any consolidated Kingfisher Shares or consolidated Kesa Shares to which they have fractional entitlement will be subject to income or corporation tax. The consolidated Kingfisher Shares of nominal value $15\frac{5}{7}$ pence each and the consolidated Kesa Shares of nominal value 25 pence each resulting from the Share Consolidations should be treated as having been acquired at the same time as the Kingfisher Shares of nominal value 13.75 pence from which the consolidated Kingfisher Shares derive or the Kesa Shares of nominal value 5 pence from which the consolidated Kesa Shares derive respectively.

The tax basis of a consolidated Kingfisher Share or of a consolidated Kesa Share resulting from the Share Consolidations should be equal to the aggregate of the tax basis of the Kingfisher Shares of nominal value 13.75 pence or of the Kesa Shares of nominal value 5 pence which have been consolidated respectively.

7. US taxation

The following discussion is a summary based on present law of certain US federal income tax considerations relevant to the Demerger. The discussion addresses only US Shareholders that hold Kingfisher Shares or Kingfisher ADRs as capital assets and use the US dollar as their functional currency. It does not address the tax treatment of US Shareholders subject to special rules, such as banks, dealers, insurance companies, regulated investment companies, tax-exempt entities, holders of ten per cent. or more of Kingfisher's voting shares, persons holding Kingfisher Shares or Kingfisher ADRs as part of a hedge, straddle, conversion, or other integrated financial transaction, or constructive sale transaction and persons that are resident or ordinarily resident in the United Kingdom. Kingfisher believes, and this discussion assumes, that Kingfisher is not a passive foreign investment company for US federal income tax purposes.

This summary does not address US state or local taxes. It does not consider any investor's particular circumstances. It is not a substitute for tax advice. **Kingfisher urges investors to consult their own tax advisers about the tax consequences of the Demerger.**

As used in this discussion, "US Shareholder" means a beneficial owner of Kingfisher Shares or Kingfisher ADRs that is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other business entity organised under the laws of the United States, (iii) a trust subject to the control of a US person and the primary supervision of a US court or (iv) an estate the income of which is subject to US federal income tax regardless of its source.

A US Shareholder receiving Kesa Shares will be treated as receiving a distribution from Kingfisher. The tax consequences of the distribution depend on whether the Demerger will satisfy the conditions for non-recognition treatment imposed by section 355 of the Internal Revenue Code of 1986, as amended, ("Section 355") including that each of Kingfisher and Kesa Electricals conduct an active trade or business with a five-year history. Kingfisher expects that, for purposes of this condition (and for other US federal income tax purposes), B&Q Properties Limited will have elected to be treated as a branch of Kingfisher and BCC and Darty will have elected to be treated as branches of their owners.

Assuming such elections are made, Kingfisher intends to take the position, to the extent relevant for information reporting and any other US tax purposes, that the Demerger satisfies the conditions for tax-free treatment. Kingfisher has not, however, sought a ruling from the US Internal Revenue Service, and can therefore offer no assurance that the Internal Revenue Service might not reach a different conclusion.

If the Demerger qualifies as tax-free, (i) a US Shareholder would not recognise gain or loss upon receipt of the Kesa Shares (except to the extent it receives cash in lieu of fractional shares); (ii) a US Shareholder would allocate its adjusted tax basis in the Kingfisher Shares or Kingfisher ADRs between the Kesa Shares received and its existing Kingfisher Shares or Kingfisher ADRs in proportion to their relative fair market values and (iii) a US Shareholder's holding period in the Kesa Shares would include its holding period in the Kingfisher Shares or Kingfisher ADRs.

If the Demerger were not to qualify as tax-free, a US Shareholder that receives Kesa Shares would be treated as receiving a taxable distribution from Kingfisher in an amount equal to their fair market value in US dollars. This distribution would be treated as a dividend, taxable as ordinary income, to the extent of the US Shareholder's share of current and accumulated earnings and profits of Kingfisher as determined for US federal income tax purposes (which Kingfisher does not compute). A non-corporate US Shareholder meeting certain conditions (including holding period) would be taxed on the dividend amount at the same preferential rate allowed for long-term capital gains. If the amount of the distribution were to exceed Kingfisher's current and accumulated earnings and profits, the excess would be treated as a recovery of basis to the extent of a US Shareholder's basis in its Kingfisher Shares or Kingfisher ADRs and then as capital gain. Since Kingfisher does not calculate earnings and profits for US tax purposes, however, a US Shareholder should expect not to be able to establish that any portion of the distribution would be treated as recovery of basis or capital gain. If the Demerger were not to qualify as tax-free, a US Shareholder would have a basis in the Kesa Shares received equal to their fair market value at the time of receipt determined in US dollars on the date of receipt. A non-corporate US shareholder benefiting from the preferential rate for dividends may be subject to special rules treating any loss realized on the sale of Kingfisher Shares or Kingfisher ADRs as long-term capital loss to the extent of the dividend.

A US Shareholder treating the Demerger as tax-free will be required to attach to its tax return for the year in which it receives Kesa Shares a statement setting forth certain information regarding the application of Section 355.

8. Information for overseas shareholders

United States

The staff of the SEC has confirmed in a no-action letter to Kingfisher and Kesa Electricals that, among other things, the staff will not recommend that the SEC take enforcement action upon the distribution of Kesa Shares to holders of Kingfisher Shares and Kingfisher ADRs without registration under the US Securities Act. Accordingly, registration under the US Securities Act of the Kesa Shares to be distributed in the Demerger will not be required.

Kingfisher Shareholders and holders of Kingfisher ADRs who are citizens or residents of the United States are advised that the Kesa Shares have not been and will not be registered under the US Exchange Act. Kesa Electricals expects to obtain an exemption from the reporting requirements of Section 12(g) of the US Exchange Act pursuant to Rule 12g3-2(b) thereunder. Pursuant to such exemption, so long as it has more than 300 shareholders resident in the United States, Kesa Electricals will comply with the information supplying requirements of Rule 12g3-2(b), which requires Kesa Electricals to furnish to the SEC information that (a) it has made or is required to make public in the United Kingdom; (b) it has filed or is required to file with the London Stock Exchange or the *Premier marché* of Euronext Paris and

which was made public by such exchange; or (c) it has distributed or is required to distribute to its shareholders. Information that is furnished to the SEC by Kesa Electricals may be obtained from the public reference facilities maintained by the SEC in Washington, DC at prescribed rates.

The Kesa Shares are expected to be listed on the London Stock Exchange and the *Premier marché* of Euronext Paris. Kesa Electricals does not intend to list the Kesa Shares on a US securities exchange or to obtain a quotation on The National Association of Securities Dealers' Automated Quotation system or any other inter-dealer quotation system in the United States. Neither Kingfisher nor Kesa Electricals intend to take action to facilitate a market in Kesa Shares in the United States. Consequently, Kingfisher believes that it is unlikely that an active trading market in the United States will develop for the Kesa Shares.

Neither the SEC nor any US state securities commission has approved or disapproved the Kesa Shares or passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence.

Kingfisher ADR holders

Kingfisher ADR holders are advised that the Directors do not propose to sponsor an American Depositary Receipt facility for the Kesa Shares. The no-action relief granted by the staff of the SEC for the distribution of the Kesa Shares to holders of Kingfisher Shares and Kingfisher ADRs requires that the Kesa Shares be distributed to the holders of Kingfisher ADRs. Kesa Shares will be distributed to registered holders of Kingfisher ADRs in certificated form. Beneficial owners of Kingfisher ADRs holding through a bank, broker, dealer, financial institution or other custodian or nominee who in turn holds the Kingfisher ADRs in Depository Trust Company will be requested to provide the Depositary with registration and delivery instructions for the Kesa Shares. As it may be possible for holders of Kingfisher ADRs to continue to hold the Kesa Shares received in the Demerger through their existing bank, broker, dealer, financial institution or other custodian or nominee, either in certificated form or through CREST, beneficial owners of Kingfisher ADRs are strongly recommended to seek advice from that entity. If the identity of the beneficial owner of Kingfisher ADRs is not disclosed to the Depositary or the Depository Trust Company or its member organisations, then the Kesa Shares will be distributed to the appropriate member organisation to be held on behalf of such beneficial owner.

Holders of Kingfisher ADRs are entitled to vote at the Extraordinary General Meeting if they withdraw the Kingfisher Shares underlying their Kingfisher ADRs from the facility maintained by the Depositary. Such holders should seek advice from their bank, broker, dealer, financial institution or other custodian or nominee through which they hold their Kingfisher ADRs, or the Depositary, as applicable.

Other Jurisdictions

Any person outside the UK who is resident in, or who has a registered address in, or is a citizen of an overseas territory and who is to receive Kesa Shares pursuant to the Demerger should consult his or her professional advisers and satisfy himself or herself as to the full observance of the laws of the relevant territory in connection therewith, including obtaining any requisite government or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territory.

The implications of the Demerger for overseas shareholders may be affected by the laws of their respective jurisdictions. Such overseas shareholders should inform themselves about and observe all applicable legal requirements.

In any case where Kesa Electricals is advised that the allotment and issue of Kesa Shares to a Kingfisher Shareholder with a registered address outside the United Kingdom would or may infringe the laws of any jurisdiction outside the United Kingdom, or necessitate compliance with any special requirement, the Directors may determine that such Kesa Shares shall be issued to such overseas shareholder, and the overseas shareholder's entitlement to Kesa Shares pursuant to the Demerger shall be sold on behalf of such overseas shareholder as soon as reasonably practicable thereafter at the best price which can reasonably be obtained at the time of sale, with the proceeds of such sale, net of sale and currency conversion expenses, being remitted to the overseas shareholder.

This document has been prepared for the purposes of complying with English law and the Listing Rules and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of any jurisdictions outside the United Kingdom.

Kingfisher Employee Incentive Schemes

When employed by the Kingfisher Group, certain employees of the Electricals Business were granted awards over Kingfisher Shares under the Kingfisher Employee Incentive Schemes. In addition, when employed by the Kingfisher Group, certain employees of the Electricals Business were granted rights to receive payments related to the growth in the value of Kingfisher Shares, and other deferred bonuses. Details are set out below.

The Kingfisher Executive Share Option Scheme, the Kingfisher Executive Share Option Scheme 1993 and the Kingfisher International Executive Share Option Scheme (together the "Kingfisher Executive Option Schemes") provide for awards of share options over Kingfisher Shares which are normally exercisable between three (or a later date in the case of French participants) and ten years after the date of grant. The exercise price has been set at the market price of Kingfisher Shares on or shortly before the date the options have been granted. The Kingfisher Executive Option Schemes have been used both to provide incentives to senior staff and, in 1997 and 1998, to make grants to all employees over the same number of Kingfisher Shares. The Kingfisher Phantom Share Option Scheme provides for the grant of similar benefits, which are satisfied in cash rather than shares.

The Kingfisher Sharesave Scheme 1993, the Kingfisher International Sharesave Plan 1999 and the Kingfisher Irish Sharesave Plan (together the "Kingfisher SAYE Schemes") provide for the grant of options over Kingfisher Shares. These options are linked to save as you earn savings contracts. Options are normally exercisable within a six month period from the conclusion of such contracts (which may be for three, five or seven year periods). Exercise prices are normally set at 80 per cent. of the market price of Kingfisher Shares shortly before the date of grant.

The authorities provided by Kingfisher Shareholders in 1993 in relation to the Kingfisher Executive Option Schemes, the Kingfisher Sharesave Scheme 1993 and the Kingfisher International Sharesave Plan 1999 expired on 2 June 2003, as a result of which no further options may be granted.

The Kingfisher Incentive Plan (adopted on 28 August 2001, incorporating amendments to September 2002) (the "Incentive Plan") and the Kingfisher Incentive Plan (adopted on February 2000) (together the "Old Kingfisher Incentive Plans") have been used to award deferred cash bonuses. The award of any such bonuses is dependent upon the achievement of stretching performance targets related to financial performance during the preceding financial year. Matching share awards over Kingfisher Shares tied to the deferred cash bonus may also be granted. Initially, under the Old Kingfisher Incentive Plans the matching share awards had a value equal to 50 per cent. of the deferred cash bonus.

Under the Old Kingfisher Incentive Plans, deferred bonuses and matching share awards are normally paid to participants following the third anniversary of the award date. No further awards will be made under the Old Kingfisher Incentive Plans as these have been replaced by the Kingfisher Incentive Share Scheme and a linked annual cash bonus plan (the "Kingfisher Annual Cash Incentive Scheme 2003").

The Kingfisher Incentive Growth Plan, under which no further awards will be made, provided participants with cash awards of up to 100 per cent. of basic salary. Award vesting was conditional on certain economic profit targets being achieved (broadly operating profit less tax and a capital charge) with cash payments being deferred and paid out over six years. The final payments to be paid are due in March 2005.

At the annual general meeting held on 4 June 2003, the Kingfisher Shareholders adopted a new Kingfisher Incentive Share Scheme (in which no Electricals Business employees will have participated at the time of the Demerger) and gave their authority for the continued operation of the Kingfisher SAYE Schemes for a further ten years.

Kingfisher also operates the Kingfisher Annual Cash Incentive Scheme 2003 under which annual cash bonuses are to be paid to employees, including executive Directors. Performance targets to determine the amount of the annual cash bonus are set by the Kingfisher Remuneration Committee and comprise objective financial targets. For on-target performance a cash bonus equal to 60 per cent. of basic salary is payable to participating executive Directors. For executive Directors, this cash bonus is capped at a maximum of 82.5 per cent. of basic salary for exceptional performance. Lower maximum limits apply to executives below Director level.

The Kingfisher Incentive Share Scheme provides designated executives with an award of Kingfisher Shares. The share element of awards has an initial value equal to the cash bonus earned by the executive under the Kingfisher Annual Cash Incentive Scheme 2003 and will only vest after three years or such later date (not being more than five years after the date of grant) as determined by the Kingfisher Remuneration Committee. Should the executive resign or be dismissed for cause during this vesting period, this award will be at risk of forfeiture. This award may be increased by up to 40 per cent. dependent on the total shareholder return of Kingfisher against the constituents, as at the date of award, of the FTSE 100 over the three years ending on the last day of the third financial year following the financial year in which the award is earned. There is a shareholding requirement for participants in this scheme.

The Kingfisher Incentive Share Scheme and the Kingfisher Annual Cash Incentive Scheme 2003 replace the Kingfisher Executive Option Schemes, the Kingfisher Phantom Share Option Scheme and the Old Kingfisher Incentive Plans.

The Kingfisher Incentive Share Scheme, the Kingfisher SAYE Schemes and the Kingfisher All Employee Share Scheme 2001 (an Inland Revenue approved all-employee share scheme which has never been operated) comprise the only employee incentive schemes pursuant to which new share based awards may be made.

10. Effect of the Demerger on the Kingfisher Employee Incentive Schemes

The Demerger will involve companies within the Electricals Business ceasing to be part of the Kingfisher Group. This will have consequences for employees of those companies in the Kesa Group who are participating in the Kingfisher Employee Incentive Schemes. For options granted under schemes approved by the United Kingdom Inland Revenue and Irish Revenue Commissioners, the relevant tax authorities have confirmed that the tax benefits potentially available at present will not be prejudiced by the Demerger or the Kingfisher Share Consolidation. Insofar as options which may benefit from the favourable French tax treatment available to certain options under French law are concerned, application to the French tax authorities has been made to confirm that the tax benefits potentially available at present should not be prejudiced by the Demerger or the Kingfisher Share Consolidation. An official decision from the French tax authorities' technical division *(Direction de la Législation Fiscale)* in that respect is expected shortly.

Kingfisher Executive Option Schemes and the Kingfisher Phantom Share Option Scheme

Save for options held by French employees under the Kingfisher International Executive Share Option Scheme, options held by the employees of the Electricals Business granted up to April 2002 under the Kingfisher Executive Option Schemes and the Kingfisher Phantom Share Option Scheme will be exercisable for a limited period following the Demerger (irrespective of whether any performance conditions have been satisfied), after which they will lapse.

Options held by French employees under the Kingfisher International Executive Share Option Scheme will be exercisable after Demerger on either the fifth anniversary of the grant date (for options granted prior to 28 April 2000) or the fourth anniversary of the grant date (for options granted on or after 28 April 2000). If such options are not exercised within twelve months of the respective anniversaries set out above, the options will lapse. Any options held by French employees which are already exercisable prior to the Demerger will lapse if not exercised within twelve months of the Demerger.

All options granted to Kesa Group employees after April 2002, including options granted to French employees of the Kesa Group under the Kingfisher International Executive Share Option Scheme, will lapse upon completion of the Demerger. No employees in the Electricals Business participated in Kingfisher's April 2003 grant of options.

Kingfisher SAYE Schemes

The Demerger will have no immediate effect on options held by employees of the Electricals Business. Save for options held by French employees under the Kingfisher International Sharesave Plan 1999, such options will, however, become exercisable to the extent of the available proceeds of the related savings contracts, assuming an optionholder remains employed in the Kesa Group throughout, for a limited period after Kingfisher and Kesa Electricals cease to be associated companies, meaning that they cease to be controlled by a common group of shareholders, after which they will lapse.

Options held by French employees under the Kingfisher International Sharesave Plan 1999 will become exercisable upon their maturity, assuming an optionholder remains employed in the Kesa Group throughout, irrespective of whether Kingfisher and Kesa Electricals remain associated companies.

Other incentive schemes

Awards held by certain employees of the Kesa Group under the Kingfisher Incentive Growth Plan and the share based element of awards under the Old Kingfisher Incentive Plans will lapse upon completion of the Demerger. It is proposed that awards under each of these plans will be replaced either by Kesa Electricals or the trustee of the Kesa Group Employee Benefit Trust (described in paragraph 12.3 of this Part 5). Such new awards will vest (subject to participants remaining in employment with the Kesa Group) on the same dates as the original awards would have vested. These new awards will be made pursuant to the proposed Kesa Group Incentive Compensation Plan (described in paragraph 11 of this Part 5).

11. Special arrangements for the Demerger

Two share schemes for Kesa Group executives are proposed to be introduced pursuant to the Demerger. As explained below, these will permit single grants of awards to be made shortly after the Demerger. No other awards will be made pursuant to these schemes. A summary of the key features of these two schemes are set out below. The Kingfisher Remuneration Committee reviewed the proposed schemes and confirmed to the Kesa Electricals Remuneration Committee that they were appropriate arrangements to be put in place. On 13 June 2003, the Kesa Electricals Remuneration Committee considered and approved the proposed schemes.

Kesa Group Demerger Award Plan

Kingfisher understands that the Kesa Electricals Remuneration Committee has decided to award Kesa Shares to Kesa Group managers across the operating companies having an aggregate market value of up to two times the executive's annual basic salary. In practice, only the Chief Executive will receive the maximum award. Other participants will receive awards equivalent to between 45 per cent. and 150 per cent. of their annual basic salary. The awards are structured as rights to acquire shares on payment of a nominal sum of £1. This is designed to ensure that:

- executives' interests are aligned with those of shareholders by becoming immediate shareholders in Kesa Electricals;
- executives will suffer a financial penalty should they choose to leave the Electricals Business in the period following Demerger; and
- an appropriate proportion of their capital wealth is tied up in Kesa Shares.

The quantum of awards has been determined having regard to the fact that:

- the options over Kingfisher Shares which were granted to certain Kesa Group executives in October 2002 under the Kingfisher Executive Option Schemes (which are significantly "in the money") will lapse; and
- executives within the Electricals Business did not participate in the regular option grant for Kingfisher executives which took place in April 2003.

The key features of the plan are as follows:

- awards may only be granted in the six weeks following the 15th dealing day beginning with Admission or, if later, within six weeks of the removal of any statutory or regulatory restriction which had previously prevented Kesa Electricals from granting such awards;
- the awards will normally become exercisable twelve months from the date of award (in respect of one third of the Kesa Shares comprised in an award), two years from the date of award (in respect of another third of the Kesa Shares comprised in an award) and three years from the date of award (in respect of the final third of the Kesa Shares comprised in an award);
- vesting of 50 per cent. of the awards constitutes recompense for the lapsed Kingfisher share option awards which were granted in October 2002 and for share option grants not made by Kingfisher in April 2003;

- vesting of the other 50 per cent. of the awards will be subject to the achievement of a total shareholder return target which will be set by the Kesa Electricals Remuneration Committee in the near future;
- the awards will lapse if an executive voluntarily resigns or his employment is terminated for cause before the relevant vesting dates unless the Kesa Electricals Remuneration Committee determines otherwise. If an executive's employment is terminated for any other reason his award will be exercisable in full for a period of six months following such cessation of his employment;
- the awards will lapse if not exercised within six months of the third anniversary of the date of award unless dealings in Kesa Shares would be prohibited by virtue of any listing rule or other regulatory requirement, in which case the period for exercise may be extended;
- the awards will become exercisable in full in the event of a takeover, winding up or scheme of arrangement for amalgamation or reconstruction of Kesa Electricals (not being an internal reorganisation) for a period of one month from notification by Kesa Electricals' Remuneration Committee of any such event ; and
- the number of Kesa Shares over which an award will be granted will be determined by using the average middle market quotation for a Kesa Share as derived from the Official List over the 10 dealing days commencing five dealing days after Admission.

It is envisaged that awards over Kesa Shares having a value not exceeding £11,715,858 (€16,618,238) will be granted pursuant to the Kesa Group Demerger Award Plan and that these awards will be satisfied by issuing new Kesa Shares. Any shares so issued will count towards the dilution limits for the Kesa Group Employee Share Incentive Schemes more particularly described in paragraph 12.1(a) of this Part 5.

Kesa Group Incentive Compensation Plan

As explained above, awards granted to executives within the Electricals Business under the Kingfisher Incentive Growth Plan and the share based elements of awards under the Old Kingfisher Incentive Plans will lapse on completion of the Demerger. The rules were so drafted to provide appropriate flexibility to Kingfisher, but with the expectation that appropriate compensation would be made to the executives affected by any corporate restructuring.

The Kesa Group Incentive Compensation Plan will enable, shortly after completion of the Demerger, executives so affected to receive equivalent awards on the following basis:

- participants in each of the Old Kingfisher Incentive Plans will receive a combination of Kingfisher Shares and Kesa Shares reflecting the number of such shares which a Kingfisher Shareholder holding the number of Kingfisher Shares equal to the shares subject to the awards under the relevant Old Kingfisher Incentive Plan would hold following the Share Consolidations and Demerger (i.e. 0.875 Kingfisher Shares and 0.2 Kesa Shares for each pre-Share Consolidations Kingfisher Share);
- participants in the Kingfisher Incentive Growth Plan and each of the Old Kingfisher Incentive Plans will receive awards over the same amount of cash as the amount to which their previous awards related; and
- in all cases, the conditions for vesting of the awards will be identical to the original Kingfisher awards which they replace save in respect of participants' rights on cessation of employment.

The key features of awards under the Kesa Group Incentive Compensation Plan which replace awards granted under the Old Kingfisher Incentive Plans are as follows:

- awards which are granted to replace awards under the Old Kingfisher Incentive Plans will continue to comprise both a cash element (representing a deferred bonus) and a matching award in respect of a combination of Kingfisher Shares and Kesa Shares (having a value, as at the date of the original award equal to half the deferred bonus);
- participants will be eligible to request early payment of all or part of the cash element but, if so paid, the entitlement to the related matching share awards will lapse. Share based awards will lapse if an executive voluntarily resigns or his employment is terminated for cause before the relevant vesting dates unless the Kesa Electricals Remuneration Committee determines otherwise, with any cash element released (except in the case of termination for cause, when the cash element will also be

forfeited). If an executive's employment is terminated for any other reason both the cash and share based elements of his award will be exercisable in full for a period of six months following such cessation of his employment. This reflects a change to the terms that applied to the share based element of the original Kingfisher awards which would have continued to subsist only if a participant ceased employment as a result of normal retirement or through ill health and would have been forfeited if the participant had ceased employment for other reasons (e.g. redundancy);

- in the event of a change of control of Kesa Electricals, the cash element and the related matching Kingfisher Shares and Kesa Shares may either be released or exchanged for awards in respect of shares in the acquiring company. In the event of a change of control of Kingfisher, the related matching Kingfisher Shares may either be released or exchanged for awards in respect of shares in the acquiring company. The cash element and the related matching Kesa Shares will not, however, be released or exchanged in these circumstances. In certain circumstances, the participant may request early release of the cash element and the matching Kingfisher Shares and Kesa Shares but in that case the share based element will be subject to a reduction to reflect the time value of early release; and
- in no circumstances may the value of any single award exceed the value of the Kingfisher award it replaces.

The key features of awards under the Kesa Group Incentive Compensation Plan which replace awards granted under the Kingfisher Incentive Growth Plan are as follows:

- awards which are granted to replace awards under the Kingfisher Incentive Growth Plan, which will be satisfied in cash, will continue to be limited to a fixed percentage of the participant's salary;
- awards will lapse if an executive voluntarily resigns or his employment is terminated for cause before the due date for payment, unless the Kesa Electricals Remuneration Committee determines otherwise. If an executive's employment is terminated for any other reason, outstanding awards will be released. This reflects a change to the terms that applied to the original Kingfisher awards which would continue to subsist only if a participant ceased employment as a result of normal retirement or through ill health and would have been forfeited if the participant had ceased employment for other reasons (e.g. redundancy);
- in the event of a change of control of Kesa Electricals, the award will be payable on its normal due date. The participant may request early release of the award but subject to a reduction to reflect the time value of early release; and
- in no circumstances may the value of any single award exceed the value of the Kingfisher award it replaces.

Awards of Kingfisher Shares and Kesa Shares will be granted to replace the share-based awards granted under the Old Kingfisher Incentive Plans. The Kingfisher Employee Share Plan Trust will transfer sufficient Kingfisher Shares and Kesa Shares following the Demerger to an employee benefit trust established by Kesa Electricals as described in paragraph 12.3 below. The awards replacing awards granted under the Kingfisher Incentive Growth Plan and the cash element of the Old Kingfisher Incentive Plans will be satisfied in cash and approximately £2.95 million will potentially be required for this purpose although, in the case of the Kingfisher Incentive Growth Plan, this amount will increase in line with any increases in participants' salaries.

12. Kesa Group Employee Share Incentive Schemes

Kingfisher Shareholders (who upon Demerger will become Kesa Shareholders) are being asked to approve the Kesa Group Employee Share Incentive Schemes so that they may be operated pursuant to their terms shortly following the Demerger. Resolutions 3 to 6 in the EGM Notice which appears on pages 61 to 64 of this document set out the approvals being sought.

The relevant schemes are as follows:

- Kesa Group Sharesave Scheme (the "Sharesave Scheme") and Kesa Group International Sharesave Plan (the "International Sharesave Plan") (together the "Sharesave Plans");
- Kesa Group Demerger Award Plan (the "Demerger Award Plan");

- Kesa Group Incentive Compensation Plan (the "Incentive Compensation Plan");
- Kesa Group Employee Benefit Trust (the "EBT").

The main features of the Demerger Award Plan and the Incentive Compensation Plan are described in paragraph 11 of this Part 5 above. Certain features common to the Kesa Group Employee Share Incentive Schemes as well as the main features of the Sharesave Plans and the EBT are described below.

12.1 Features common to the Kesa Group Employee Share Incentive Schemes

The following features are common to the Kesa Group Employee Share Incentive Schemes, save for the EBT.

(a) Limits on the issue of Kesa Shares

No awards may be made under the Kesa Group Employee Share Incentive Schemes which would cause the number of Kesa Shares issued or issuable under all share awards granted in any ten year period or issued in that period under any other employees' share scheme adopted by Kesa Electricals to exceed ten per cent. of Kesa Electricals' issued ordinary share capital at the date of grant (or five per cent. of such share capital having regard only to awards made under any executive share schemes established by Kesa Electricals).

(b) Rights attaching to Kesa Shares

All Kesa Shares allotted under the Kesa Group Employee Share Incentive Schemes will rank equally with all other Kesa Shares for the time being in issue (except for any rights arising by reference to a record date before the date of allotment).

(c) Adjustment of Awards

In the event of any variation of share capital and, other than in the case of the Sharesave Scheme, a demerger involving Kesa Electricals or any subsidiary of Kesa Electricals or the payment of a special dividend or in any other circumstances similarly affecting awards, the Kesa Electricals directors may make such adjustments as they consider appropriate to:

(i) in the case of share options, the number of Kesa Shares under option and the price payable on their exercise; and

(ii) in the case of other awards, the number of Kesa Shares subject to the awards.

(d) Alterations

The Kesa Electricals directors may at any time alter the Kesa Group Employee Share Incentive Schemes in any respect. However, the prior approval of Kesa Shareholders in general meeting must be obtained for alterations to the advantage of participants to the rules governing eligibility, limits on participation, number of shares which may be issued, terms of exercise and adjustment of options or awards. Prior approval of Kesa Shareholders is not required for minor alterations for administrative advantage, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment.

(e) Pensionability

No benefits received under the Kesa Group Employee Share Incentive Schemes will be pensionable.

(f) Transferability

Awards will not be transferable (other than on death).

(g) International arrangements

Assuming that Kingfisher Shareholders approve the establishment of the Kesa Group Employee Share Incentive Schemes, the Kesa Electricals directors will be authorised to establish arrangements for employees outside the United Kingdom to provide similar benefits to such schemes, having regard to local legislation.

12.2 The Sharesave Plans

The Sharesave Scheme is intended to be a United Kingdom Inland Revenue approved savings-related share option scheme under the requirements of Schedule 3 to the Income Tax (Earnings and Pensions) Act 2003.

(a) Eligibility

United Kingdom resident executive directors of Kesa Electricals and employees of participating members of the Kesa Group with at least six months' service who are not otherwise excluded by the relevant legislation will be eligible to participate in the Sharesave Scheme. The board of directors of Kesa Electricals has the discretion to vary this eligibility period but may not extend the period beyond five years.

(b) Grant of options

Invitations to apply for options (which may relate to new issue or existing Kesa Shares) may be issued within six weeks of:

(i) the approval of the Sharesave Scheme by the United Kingdom Inland Revenue; or

(ii) the dealing day next after the announcement by Kesa Electricals of its results for any period,

or at other times which the board of directors of Kesa Electricals considers to be sufficiently exceptional to justify a grant.

No invitations may be issued later than the tenth anniversary of the extraordinary general meeting.

Employees who apply for the grant of options under the Sharesave Scheme are required to agree to make monthly savings under a linked savings contract. There is a limit on the monthly savings by an employee under all savings contracts linked to options granted under the Sharesave Scheme and any other approved savings-related share option schemes. Currently, contributions may not exceed £250 per month (and the Kesa Electricals directors can impose a lower maximum amount). Options are normally exercisable from the date which is three, five or seven years after the commencement of the savings contract (the "Bonus Date"). The number of Kesa Shares over which a participant is granted an option will be the number that can be acquired on the Bonus Date, at the exercise price, with the savings made plus a bonus payable on the Bonus Date.

The price per Kesa Share payable on exercise of an option will not be less than the higher of:

(i) the minimum percentage permitted by the relevant legislation (currently 80 per cent.) of the average middle market quotation for a Kesa Share as derived from the Official List over the five dealing days before invitations to apply for options are issued, on the dealing day before options are granted or on such other dealing day as the United Kingdom Inland Revenue may agree; and

(ii) if the option is expressed to relate solely to unissued Kesa Shares, the nominal value of a Kesa Share.

(c) Exercise of Options

Options will normally only be exercisable for six months from the Bonus Date. Earlier exercise may be permitted following cessation of employment at any time in limited cases including cessation of employment more than three years from grant where an employee is not dismissed for misconduct and on the participant reaching age 60 but remaining in employment.

(d) Takeover, reconstruction and winding-up

Options may be exercised in the event of a takeover of Kesa Electricals, or the sanction by the court of a scheme of arrangement for amalgamation or reconstruction of Kesa Electricals or winding-up of Kesa Electricals. In all cases where early exercise is permitted, this will be to the extent possible, with the proceeds of the related savings contract at the time of exercise.

(e) The International Sharesave Plan

The International Sharesave Plan will provide for the grant of options on broadly similar terms to the Sharesave Scheme as set out above but outside the terms of the United Kingdom Inland Revenue's approval. Options may be granted to employees in any part of the world, and the terms on which

options are granted in a particular country may be modified to reflect the local taxation and regulatory regime. The principal difference between the International Sharesave Plan and the Sharesave Scheme arises because employees in overseas territories will generally not have the opportunity (as in the case of the Sharesave Scheme) of saving in arrangements under which the return is fixed at the outset. As a result, International Sharesave Plan participants will be granted options over the maximum number of Kesa Shares which could be bought with the notional proceeds they would have in hand had they taken out the same savings contract as applies in the United Kingdom and accumulated the sterling equivalent of the amount which is in their account at contract maturity.

The limits in the Sharesave Scheme on individual participation, the number of Kesa Shares that may be issued and the option price also apply to the International Sharesave Plan.

The International Sharesave Plan will have a separate section that enables options to be granted to French employees with a view to the options qualifying for preferential tax and social security treatment. The Kingfisher Shareholders' authority to establish the Sharesave Plans will include authority to operate the International Sharesave Plan for French employees on this basis.

12.3 Employee Benefit Trust

The EBT will be a discretionary trust for the benefit of employees and former employees of members of the Kesa Group (excluding any person resident in the Isle of Man for the purposes of Isle of Man law).

Pursuant to an agreement between the trustees of the Kingfisher Employee Share Plan Trust and the EBT, 406,894 Kingfisher Shares and 93,004 Kesa Shares will be transferred to the EBT from the Kingfisher Share Plan Trust immediately after the Demerger. These shares will be used to satisfy the awards of Kingfisher and Kesa shares which will be granted under the Kesa Group Incentive Compensation Plan to replace the share based awards granted under the Old Kingfisher Incentive Plans.

The EBT will have power from time to time to buy existing Kesa Shares and subscribe for unissued Kesa Shares to be held for the purposes of Kesa Group Employee Share Incentive Schemes. Any newly issued Kesa Shares subscribed for by the EBT will count towards the dilution limits set out at paragraph 12.1(a) of this Part 5. Members of the Kesa Group will be able to provide funds to the trustee of the EBT for this purpose by way of gift or loan. The EBT is prohibited from holding more than five per cent. of the issued Kesa Shares at any time without the approval of Kesa Shareholders. The trustee of the EBT will be an independent professional trustee and Kesa Electricals will have powers of appointment and removal of trustees.

PART 6
ADDITIONAL INFORMATION

1. Responsibility

The Directors of the Company, whose names are set out below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Directors of Kingfisher

The Directors of Kingfisher and their functions are as follows:

Francis Mackay	Chairman
John Nelson	Deputy Chairman (Non-Executive)
Gerry Murphy	Chief Executive
Helen Weir	Group Finance Director
Ian Cheshire	Executive Director
Jean-Noël Labroue	Chief Executive of the Kesa Group
William Whiting	Executive Director
Michael Hepher	Non-Executive Director
Margaret Salmon	Non-Executive Director
Phillip Bentley	Non-executive Director
Hartmut M. Kramer	Non-executive Director

Jean-Noël Labroue has indicated that, should the Demerger of the Kesa Group proceed, he will resign from the Kingfisher Board.

3. Directors' interests

3.1 As at 12 June 2003 (the latest practicable date prior to the publication of this document), (a) the interests of the Directors and persons connected with them (within the meaning of section 346 of the Companies Act 1985) in the share capital of the Company (all of which are beneficial), notified to the Company pursuant to section 324 or 328 of the Act or which are required to be entered in the Register of Directors' Interests maintained under section 325 of the Act or which are interests of persons connected with the Directors which would, if the connected person were a Director, be required to be notified under section 324 or 328 of the Act or entered in the Register of Directors' Interests under section 325 of the Act, the existence of which are known, or with reasonable diligence could be ascertained by the Directors and (b) the number of Kingfisher Shares of nominal value 13.75 pence held under options by the Directors under the Kingfisher Employee Incentive Schemes, were and are anticipated to be as follows:

(a) Kingfisher Shares

	Number of Kingfisher Shares beneficially held at 12 June 2003	Percentage of fully diluted share capital
Francis Mackay	122,923	0.0046
Gerry Murphy	100,000	0.0038
John Nelson	50,000	0.0019
Ian Cheshire	3,692	0.0001
Michael Hepher	1,828	0.0001
Jean-Noël Labroue	731,727	0.0276
Margaret Salmon	4,362	0.0002
Helen Weir	2,286	0.0001
William Whiting	9,928	0.0004
Phillip Bentley	20,000	0.0008
	1,046,746	0.0396

(b) Options over Kingfisher Shares

Executive share options Names	Number of Kingfisher Shares under option as at 13 June 2003	Option price (pence)	Date from which exercisable	Lapse date
Gerry Murphy	1,345,385	237.85	17/04/2006	17/04/2013
	1,345,385			
Ian Cheshire				
	7,581	395.69	26/10/2004	26/10/2008
	37,908	395.69	26/10/2004	26/10/2008
	30,520	589.76	01/04/2004	01/04/2009
	74,346	393.43	17/04/2004	17/04/2010
	69,991	357.18	25/09/2004	25/09/2010
	126,231	209.93	26/09/2004	26/09/2011
	91,350	290.08	09/04/2005	09/04/2012
	164,144	194.95	08/10/2005	08/10/2012
	134,538	237.85	17/04/2006	17/04/2013
	736,609			
Jean-Noël Labroue				
	95,939	176.89	15/11/1999	15/11/2004
	185,793	185.81	30/10/2000	30/10/2005
	140,500	237.83	25/10/2001	25/10/2006
	111,012	301.00	23/10/2002	23/10/2007
	31,859	389.44	26/10/2004	26/10/2008
	62,195	474.91	28/09/2004	28/09/2009
	79,988	387.21	17/04/2005	17/04/2010
	48,413	351.54	25/09/2004	25/09/2010
	148,365	206.62	26/09/2005	26/09/2011
	104,335	285.51	09/04/2006	09/04/2012
	173,196[1]	194.95	08/10/2006	08/10/2012
	1,181,595			
Helen Weir				
	13,626	220.12	01/05/1999	01/05/2006
	19,193	220.12	01/05/1999	01/05/2006
	31,180	248.06	16/04/2000	16/04/2007
	9,481	305.83	23/10/2000	23/10/2007
	24,580	414.95	27/04/2004	27/04/2008
	18,519	589.76	01/04/2004	01/04/2009
	56,712	393.43	17/04/2004	17/04/2010
	69,991	357.18	25/09/2004	25/09/2010
	142,903	209.93	26/09/2004	26/09/2011
	103,416	290.08	09/04/2005	09/04/2012
	174,403	194.95	08/10/2005	08/10/2012
	142,947	237.85	17/04/2006	17/04/2013
	806,951			
William Whiting				
	71,753	248.06	16/04/2000	16/04/2007
	38,919	414.95	27/04/2004	27/04/2008
	25,179	589.76	01/04/2004	01/04/2009
	5,086	589.76	01/04/2004	01/04/2009
	105,227	393.43	17/04/2004	17/04/2010
	43,673	357.18	25/09/2004	25/09/2010
	157,195	209.93	26/09/2004	26/09/2011
	113,757	290.08	09/04/2005	09/04/2012
	200,051	194.95	08/10/2005	08/10/2012
	163,968	237.85	17/04/2006	17/04/2013
	924,808			

1. This option will lapse upon Demerger

Phantom Options

On 9 April 2002 phantom options were granted to executive Directors. Their respective holdings are 91,350 shares for Ian Cheshire, 102,685 shares for Jean-Noël Labroue, 103,416 shares for Helen Weir and 113,757 shares for William Whiting. Although satisfied in cash, these options are in all other material respects identical to options over Kingfisher Shares.

ShareSave options	Number of Kingfisher Shares under option as at 13 June 2003	Option price (pence)	Date from which exercisable	Lapse date
Ian Cheshire	6,019	157.00	01/12/2005	01/06/2006
	6,019			
Jean-Noël Labroue	5,183	231.51	01/12/2005	01/06/2006
	5,183			
Helen Weir	5,553	171.04	01/12/2004	01/06/2005
	5,553			
William Whiting	1,405	275.62	01/12/2003	01/06/2004
	1,109	171.04	01/12/2004	01/06/2005
	4,184	157.00	01/12/2007	01/06/2008
	6,698			

(c) Share awards under long term incentive plans

Kingfisher Incentive Plan share awards

	Date of award	Option grant price	Number of Kingfisher Shares receivable Under the Award	Date awards exercisable
Ian Cheshire	March 2002	Nil	13,434	March 2005
Jean-Noël Labroue	March 2001	Nil	17,706	March 2004
Helen Weir	March 2001	Nil	12,779	March 2004
	March 2003	Nil	41,169	March 2006
William Whiting	March 2001	Nil	17,486	March 2004
	March 2002	Nil	17,070	March 2005

(d) Chief Executive's long term incentive arrangement

		Maximum number of Kingfisher Shares receivable under an award		
	Date of award	Investment shares award	Matching shares award	Date award first exercisable
Gerry Murphy[1]	17/04/03	187,013	561,039	02/02/06

1. Dr Murphy has been granted a right to acquire 187,013 Kingfisher ordinary shares (the "Investment Shares") and a matching share award in respect of a maximum of 561,039 Kingfisher Shares (the "Matching Shares") the terms of which are set out in an agreement with Kingfisher dated 8 May 2003. The Investment Shares will normally vest on the third anniversary of the commencement of the 2003/2004 financial year. The Matching Shares will vest at the same time as the Investment Shares but will be subject to the satisfaction of performance conditions requiring achievement of total shareholder return targets against the constituents of the FTSE 100 as at the date of the award. The maximum number of Matching Shares is three times the number of Investment Shares and is available only for upper quartile total shareholder return performance. Median total shareholder return performance will result in a matching ratio of one times the number of Investment Shares with straight-line vesting between these two points. No Matching Shares will vest for below median performance.

   Dr Murphy will be offered two further Matching Share awards at the commencement of the 2004/2005 and 2005/2006 financial years, provided he elects to invest his own funds in Investment Shares at those times. Any such investment will be limited to one third of his annual basic salary. Vesting of these further matching share awards will again be determined by reference to total shareholder performance over the subsequent three year period. No benefits under these arrangements will be pensionable.

   If Dr Murphy's employment terminates by reason of death, injury, ill health, early termination by Kingfisher (other than for cause) or resignation by Dr Murphy for "good reason" (as defined in his service contract) he would be entitled to retain his Investment Shares and, subject to the discretion of the Kingfisher Remuneration Committee in certain limited circumstances, such of the Matching Shares as can be treated as vested, taking into account total shareholder return performance up to the date of cessation of his employment, but reduced on a time pro-rated basis.

   If Dr Murphy's employment terminates for any other reason he would retain such of the Investment Shares and Matching Shares as have vested at that time and any unvested Investment Shares and unvested Matching Shares would be forfeited unless the Kingfisher Remuneration Committee were to determine otherwise.

3.2 By virtue of being potential beneficiaries of the Kingfisher Employee Share Plan Trust, as at 6 June 2003 the executive Directors were technically interested in 37,139,193 Kingfisher Shares held in this trust.

3.3 Save as disclosed above, none of the Directors, nor any person connected with them (within the meaning of section 346 of the Companies Act 1985) has any interest in the share capital of Kingfisher or any of its subsidiary or associated undertakings.

3.4 No Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or is or was significant to the business of the Kingfisher Group (including the Electricals Business) and which was effected by any member of the Kingfisher Group (including the Electricals Business) during the current or immediately preceding financial year of Kingfisher or which was effected during any earlier financial year and which remains in any respect outstanding or unperformed.

4. Directors' service contracts

4.1 The main terms on which the executive Directors are currently employed are set out below and their service contracts are available for inspection as set out in paragraph 11 of this Part 6. Mr Cheshire, Mrs Weir and Mr Whiting have expressed their willingness to agree to the amendment of their service contracts to provide that Kingfisher shall give them twelve months' notice. Amended contracts will be entered into in due course after Kingfisher has undertaken a complete review of their current contracts with a view to aligning them with best practice. Non-executive Directors do not have service contracts, but, instead, have letters of appointment which are also available for inspection as set out in paragraph 11 of this Part 6.

Executive Directors

Gerry Murphy

Gerry Murphy originally entered into an employment contract with Kingfisher on 30 October 2002, although his contract did not take effect until 3 February 2003. A new contract was entered into on 3 June 2003 incorporating an amendment to the performance conditions attaching to his executive share option. Dr Murphy's current service contact provides for an annual basic salary of £800,000, the use of a company car for business purposes, membership of the Kingfisher Pension Scheme, contributions to a funded unapproved retirement benefits scheme equal to 40 per cent. of his salary above the earnings cap (£99,000 for the 2003/2004 financial year), private medical insurance, life insurance of four times annual basic salary and permanent disability insurance. Dr Murphy is eligible to receive annual cash bonus awards under the Kingfisher Annual Cash Incentive Scheme 2003 and annual share awards under the Kingfisher Incentive Share Scheme. Dr Murphy will become eligible to participate in the Kingfisher SAYE Schemes on his completing the relevant qualifying service conditions. Dr Murphy's service agreement was amended on 3 June 2003 to reflect the change to the earnings per share performance condition relevant to the share option granted to Dr Murphy on 17 April 2003 under the Kingfisher Executive Share Option Scheme 1993. The option has been amended so that the condition shall be first measured in respect of the three year period ending 28 January 2006 and, if it has not been satisfied in respect of that period, shall be measured in respect of the four year period ending 3 February 2007 and, if the condition has not been satisfied in respect of the four year period, the option shall not be exercisable and shall lapse.

Under his service contract Dr Murphy's employment can be terminated on not less than twelve months' notice by either party. If Dr Murphy is given notice during the twelve months following a change of control of Kingfisher (save where notice is given by Kingfisher for cause or other specified reasons) or he resigns in that period in certain specified circumstances, Dr Murphy is entitled to receive a liquidated damages payment equivalent to one year's salary, an amount equal to 40 per cent. of the difference between one year's salary and the earnings cap and a payment in lieu of his lost bonus opportunity equal to the on-target value of the annual cash bonus and any annual share award and the enhancement of his pension benefits by increasing his pensionable service by twelve months based on his salary as at the date of termination (or an appropriate amount of compensation if this will exceed Inland Revenue limits). If Dr Murphy's contract is terminated without due notice, either by Kingfisher (other than for cause or other specified reasons) or by Dr Murphy upon his resignation in certain specified circumstances,

Dr Murphy is entitled to receive the same liquidated damages payment and benefits as would be paid to him on a termination in the event of a change of control (as described above), save that the payment in lieu of his lost bonus opportunity (both in respect of any period up to the termination and for the twelve month period after termination) will be determined at the discretion of the Kingfisher Remuneration Committee having regard to the extent to which applicable individual and corporate performance criteria have been or are expected to be satisfied. Where notice of termination has already been given at the time of the early termination by Kingfisher or resignation by Dr Murphy, the liquidated damages payment is reduced on a pro-rata basis and similarly it is reduced on a pro-rata basis if the termination takes place in the twelve months preceding Dr Murphy's normal retirement date.

Jean-Noël Labroue

Jean-Noël Labroue has a service contract with Kesa Electricals SAS (a member of the Kingfisher Group) dated 16 June 2003 which updates an earlier service contract he had with Kesa Electricals SAS and Kingfisher dated 8 November 2000. Kesa Electricals is a party to this agreement. Mr Labroue's service contract provides for an annual basic salary of €484,616. In addition under his service contract Mr Labroue receives a travel allowance for his travel outside France. The amount of the travel allowance paid is calculated by reference to the number of days worked by Mr Labroue outside France and cannot exceed 30 per cent. of his annual basic salary. The amount currently paid is € 12,115 per month. For the purposes of the Kingfisher Employee Incentive Schemes and the Kingfisher Annual Cash Incentive Scheme 2003 this travel allowance is treated as another element of salary. In addition, Mr Labroue is provided with a company car, life insurance of 4.25 times annual basic salary (including travel allowance) and is a member of *le plan de retraite complementaire KIFL* (Kesa's international supplementary defined benefit pension scheme for senior executives, which has become *le plan de retraite complementaire Kesa Internationale* following the liquidation of Kingfisher International France Limited). Mr Labroue is subject to post-employment restrictive covenants in favour of Kesa Electricals SAS, Kesa Electricals and Kingfisher. Mr Labroue is eligible to receive annual cash bonus awards under the Kingfisher Annual Cash Incentive Scheme 2003 and annual share awards under the Kingfisher Incentive Share Scheme. Mr Labroue is eligible to participate in the Kingfisher SAYE Schemes. Mr Labroue's service contract is covered by the applicable French Collective Bargaining Agreement in force within Kingfisher Electrical SAS from time to time which sets certain of his terms and conditions of employment. Mr Labroue also participates in mandatory French retirement benefit arrangements. In line with French practice, Mr Labroue's pensionable salary is the annual gross remuneration received by him over the three preceding years, excluding profit sharing plans, any termination payments and any exceptional compensation.

Ian Cheshire

Ian Cheshire has a service contract with Kingfisher dated 25 April 2000. Mr Cheshire's service contract provides for an annual basic salary which is currently £320,000, the use of a company car or travel allowance, membership of the Kingfisher Pension Scheme, private medical insurance and a pension supplement of ten per cent. of basic salary which exceeds the earnings cap (£99,000 for the 2003/2004 financial year). Mr Cheshire is also provided with life insurance of four times the earnings cap under the Kingfisher Pension Scheme. Mr Cheshire is eligible to receive annual cash bonus awards under the Kingfisher Annual Cash Incentive Scheme 2003 and annual share awards under the Kingfisher Incentive Share Scheme. Mr Cheshire is eligible to participate in the Kingfisher SAYE Schemes.

Helen Weir

Helen Weir has a service contract with Kingfisher dated 19 September 2000. Mrs Weir's service agreement provides for an annual basic salary which is currently £340,000, the use of a company car or travel allowance, membership of the Kingfisher Pension Scheme, private medical insurance, life insurance of four times annual basic salary and a pension supplement of six per cent. of basic salary which exceeds the earnings cap (£99,000 for the 2003/2004 financial year). Mrs Weir is eligible to receive annual cash bonus awards under the Kingfisher Annual Cash Incentive Scheme 2003 and annual share awards under the Kingfisher Incentive Share Scheme. Mrs Weir is eligible to participate in the Kingfisher SAYE Schemes.

William Whiting

William Whiting has a service contract with Kingfisher dated 29 September 2000. Mr Whiting's service contract provides for an annual basic salary which is currently £390,000, the use of a company car or travel allowance, membership of the Kingfisher Pension Scheme and private medical insurance. Mr Whiting is also provided with life insurance of four times his annual basic salary under the Kingfisher Pension Scheme. Mr Whiting is eligible to receive annual cash bonus awards under the Kingfisher Annual

Cash Incentive Scheme 2003 and annual share awards under the Kingfisher Incentive Share Scheme. Mr Whiting is also eligible to participate in the Kingfisher SAYE Schemes.

Termination provisions (save for Dr Gerry Murphy)

Mr Cheshire and Mrs Weir's service contracts can be terminated by Kingfisher on not less than 18 months' notice and by Mr Cheshire and Mrs Weir on not less than twelve months' notice. In each case Kingfisher can make a payment in lieu of the unexpired period of notice and reduce the payment to take into account receipt of a lump sum and mitigation. In the event of early termination (save where notice is given by Kingfisher for cause or other specified reasons), Mr Cheshire and Mrs Weir's service contracts provide for payments of liquidated damages of 14 months' salary, use of their cars for twelve months and a pro-rata bonus if they are below the age of 50 and 16 months' salary, use of their cars for up to twelve months and a pro-rata bonus if they are above the age of 50. In the case of Mr Whiting the notice to be given by Kingfisher is not less than 24 months and by Mr Whiting not less than twelve months notice. The liquidated damages payment due to Mr Whiting in the event of early termination (save where notice is given by Kingfisher for cause or other specified reasons) is 21 months' salary, use of his car for up to twelve months and a pro-rata bonus. Where notice of termination has already been given at the time of the early termination, the liquidated damages payment is reduced on a pro-rata basis and similarly it is reduced on a pro-rata basis if the termination takes place after the Director has reached 58 years of age. In addition if Kingfisher gives notice and the Director is not required to attend work during the notice period, any amounts paid to the Director during such period are deducted from the liquidated damages payment. Mr Cheshire, Mrs Weir and Mr Whiting are also entitled, depending on the circumstances of the termination of their employment, to receive any cash bonus which they may have deferred under the Old Kingfisher Incentive Plans. They may also potentially be entitled to receive unvested matching share awards under those plans.

In addition, Mr Cheshire, Mrs Weir and Mr Whiting's service contracts provide that they are entitled to receive a liquidated damages payment upon any cessation of their employment (other than upon a dismissal for cause or other specified reasons) within a period of three months following a change of control of Kingfisher. Mr Cheshire and Mrs Weir are entitled to receive a liquidated damages payment of, as applicable depending on their age as set out above, 14 or 16 months' salary, pension supplement, medical insurance premium and car allowance as at the date of the change of control and the augmentation of their pension arrangements by Kingfisher increasing their pensionable service and pensionable salary as if they had remained in service for the relevant period of 14 or 16 months (at the higher of the rates of salary at the change of control or at termination). Mr Whiting is entitled to receive a liquidated damages payment of 21 months' salary, medical insurance premium and car allowance as at the date of the change of control and the augmentation of his pension arrangements by Kingfisher increasing his pensionable service and pensionable salary as if he had remained in service for a further period of 21 months (at the higher of the rates of salary at the change of control or at termination). If they are over 50 at the date of termination Kingfisher will consent to their early retirement.

Mr Labroue's service contract can be terminated on not less than six months' notice by either party. In addition to notice, if certain conditions are met, Kesa Electricals SAS may be required under French law to make a further payment to Mr Labroue of compensation for the termination of his employment. This payment is not likely to exceed twelve months' remuneration. Kesa Electricals SAS may require Mr Labroue not to serve out his notice period but in that case Kesa Electricals SAS must maintain his contractual remuneration and benefits (save for bonus and incentive arrangements) during the notice period. Mr Labroue is also entitled depending on the circumstances of the termination of his employment to receive any cash bonus which he may have deferred under the Old Kingfisher Incentive Plans. He may also potentially be entitled to receive unvested matching share awards under those plans.

In addition, Mr Labroue's service contract provides that, for a period of three months following a change of control of Kesa Electricals, he may resign and, where notice is given by either party within such period (save where Kesa Electricals SAS terminates his employment for cause), he is entitled to receive a liquidated damages payment equivalent to twelve months' remuneration. For these purposes one month's remuneration for Mr Labroue is calculated by reference to his annual basic salary at the time (including the allowance for his travel outside France), and such bonus and benefits provided to him in the twelve months prior to the month in which the change of control occurs. Any amounts payable under French law to Mr Labroue on any termination of his employment count towards this liquidated damages payment and are not deducted from the contractual obligations.

Components of remuneration

Salaries and benefits

Salaries are reviewed annually in August (or in the case of Mr. Labroue annually in March) in the context of market conditions affecting executive remuneration, affordability, the level of increases awarded to staff throughout the business, and the need to reflect the individual's contribution. In addition, the Company provides a range of competitive benefits.

A comprehensive review of market practice is undertaken before salaries are reviewed.

Non-executive Directors

Francis Mackay

Francis Mackay was appointed by Kingfisher as a non-executive Director and Chairman (with effect from 7 December 2001) on the terms of a letter of appointment dated 5 October 2001. Mr Mackay's appointment may be terminated on not less than six months' notice by either party and his normal retirement age is 65. Mr Mackay receives a fee of £300,000 per annum and is subject to a confidentiality undertaking. Mr Mackay's fee after deduction of tax is paid on a quarterly basis directly to a broker who purchases Kingfisher Shares on his behalf. If Mr Mackay elects to resign as Chairman, his fee is reduced to that of a non-executive Director. In addition, Kingfisher also pays Compass £25,000 per annum for office accommodation and services provided by Mr Mackay. Mr Mackay does not participate in any of the Kingfisher Employee Incentive Schemes.

John Nelson

John Nelson was appointed by Kingfisher as a non-executive Director and Deputy Chairman on the terms of a letter of appointment dated 21 January 2002. The appointment is for an initial fixed term of three years and is terminable by Kingfisher without notice in accordance with the articles of association of Kingfisher. Mr Nelson receives a fee of £38,000 per annum and is subject to a confidentiality undertaking. Mr Nelson also receives additional fees of £12,000 per annum in his capacity as Deputy Chairman and £6,000 per annum in his capacity as Chairman of the Kingfisher Remuneration Committee. Mr Nelson does not participate in any of the Kingfisher Employee Incentive Schemes.

Michael Hepher

Michael Hepher's services to Kingfisher are provided by Maple Leaf Global Limited under a consultancy agreement with Kingfisher dated 1 March 1999. This consultancy agreement may be terminated by Kingfisher without notice in accordance with the articles of association of Kingfisher. Maple Leaf Global Limited receives a fee of £38,000 per annum plus Value Added Tax for Mr Hepher's services and is subject to confidentiality undertakings. Mr Hepher does not participate in any of the Kingfisher Employee Incentive Schemes.

Margaret Salmon

Margaret Salmon was appointed by Kingfisher as a non-executive Director on the terms of a letter of engagement dated 16 July 1997. The appointment is for an initial fixed term of three years and is terminable by Kingfisher without notice in accordance with the articles of association of Kingfisher Ms Salmon receives a fee of £38,000 per annum. Ms Salmon also receives an additional fee of £3,000 per annum in her capacity as Chairman of the Social Responsibility Committee. Ms Salmon does not participate in any of the Kingfisher Employee Incentive Schemes.

Phillip Bentley

Phillip Bentley was appointed by Kingfisher as a non-executive Director on terms of a letter of appointment dated 13 September 2002. The appointment is for an initial fixed term of three years and is terminable by Kingfisher without notice in accordance with the articles of association of Kingfisher. Mr Bentley receives a fee of £38,000 per annum and is subject to a confidentiality undertaking. Mr Bentley also receives an additional fee £10,000 per annum in his capacity Chairman of the Audit Committee. Mr Bentley does not participate in any of the Kingfisher Employee Incentive Schemes.

Hartmut M. Kramer

Hartmut M. Kramer was appointed by Kingfisher as a non-executive Director on terms of a letter of appointment dated 13 September 2002. The appointment is for an initial fixed term of three years and is

terminable by Kingfisher without notice in accordance with the articles of association of Kingfisher. Mr Kramer receives a fee of £38,000 per annum and is subject to a confidentiality undertaking. Mr Kramer does not participate in any of the Kingfisher Employee Incentive Schemes.

4.2 Save as set out in paragraph 4.1 above there are no service agreements between any Kingfisher Director and any company within the Kingfisher Group (including the Electricals Business) and no such contracts are proposed.

5. Substantial shareholdings

As at 12 June 2003 (being the latest practicable date prior to the publication of this document) Kingfisher had been notified of, or was otherwise aware of, the following person(s) who were, directly or indirectly, interested in three per cent. or more of the existing issued share capital of Kingfisher:

	Per cent. as at 12 June 2003
Barclays plc	3.23
The Capital Group Companies Inc. and its subsidiaries	4.97
M & G Investment Management Limited	3.82

Save as disclosed in this paragraph, Kingfisher is not aware of any person other than a Director who at 12 June 2003 (being the latest practicable date prior to the publication of this document), directly or indirectly, has an interest (within the meaning of Part VI of the Companies Act 1985) in Kingfisher Shares which represents three per cent. or more of its issued share capital.

6. Material contracts

6.1 The contracts set out in paragraphs 6.2 and 6.3 below (not being contracts entered into in the ordinary course of business) have been entered into by any member of the Kingfisher Group within the two years immediately preceding the date of this document and are or may be material. There are no other contracts entered into at any time (not being contracts entered into in the ordinary course of business) that contain any provision under which any member of the Kingfisher Group has any obligations or entitlements which are, or may be, material to the Kingfisher Group as at the date of this document.

6.2 The following contracts were summarised in the circular to Kingfisher Shareholders dated 22 May 2002 or the Kingfisher rights issue prospectus dated 10 July 2002, have been available for inspection in the last two years and will be made available for inspection as set out in paragraph 11 below:

(a) a share sale agreement entered into between the Company and Kruidvat UK Limited and Kruidvat Beheer BV on 20 July 2001 for the sale by the Company to Kruidvat UK Limited of the entire issued share capital of Superdrug Stores Limited;

(b) a demerger agreement entered into between the Company and Woolworths Group plc on 31 July 2001 to effect the demerger of the Company's general merchandise business to Woolworths and to govern the relationship between the Kingfisher Group and Woolworths Group plc following its completion;

(c) a transitional services agreement entered into between the Company and Woolworths Group plc on 31 July 2001 for the provision of various services by the Kingfisher Group to the Woolworths Group for an interim period following its demerger;

(d) a pensions deed of division entered into between the Company, Woolworths Group plc and Kingfisher Pension Trustee Limited (the trustee of the Kingfisher Pension Scheme ("KPS") and of the Kingfisher Retirement Trust ("KRT")) on 30 July 2001 for the participation of the Woolworths Group in the KPS and the KRT during an interim period following the demerger of Woolworths, the establishment of new pension schemes by the Woolworths Group, and the making of transfers from the KPS and the KRT to the new schemes;

(e) a property sale agreement entered into between Chartwell Land plc (a wholly-owned subsidiary of the Company) and subsidiaries of Chartwell Land plc, WH2001/L&R Holdings Partnership (a partnership with LR Horizon Limited (a subsidiary of London & Regional Properties Group) and W2001 LRUK Realty, L.L.C. (a limited liability company formed by investment funds sponsored and managed by Goldman Sachs & Co.) as its two general partners, "WHP") on 11 August 2001,

for the sale by Chartwell Land plc and some of its subsidiaries to WHP of 182 high street investment properties;

(f) a sale and purchase agreement entered into between the Company, O. Hornbach, Albrecht Hornbach, S. Hornbach and Dr. S. Wulfsberg on 20 December 2001 for the purchase of 25 per cent. plus one share of the four million voting ordinary shares of Hornbach Holding AG. On the same date the Company entered into a shareholders' agreement with the same parties and Albert Hornbach which governs the Company's rights as a shareholder of Hornbach Holding AG;

(g) a share sale agreement entered into between the Company and GE Capital Bank Limited on 27 January 2002 for the sale by the Company to GE Capital Bank Limited of the entire issued share capital of Time Retail Finance Limited;

(h) an underwriting agreement entered into between the Company and the underwriters named therein on 15 May 2002 for the underwriting of the Company's rights issue of up to 2,000,000,000 Kingfisher Shares. Pursuant to a pricing agreement between the same parties dated 8 July 2002 the parties agreed the subscription price and the number of Kingfisher Shares to be issued under the rights issue; and

(i) notices issued by each of Kingfisher and Société Commanditée de Castorama Dubois Investissements—SOCODI SARL ("Socodi"), a wholly owned subsidiary of Kingfisher, on 17 April 2002 initiating the process leading to Kingfisher's cash offer for Castorama Dubois Investissements SCA ("Castorama") in the manner set out in the articles of Castorama and a subsequent notice issued jointly by Kingfisher and Socodi dated 15 May 2002 waiving certain of the conditions set out in the notices.

6.3

(a) Sponsors Agreement

Under a Sponsors' Agreement dated 17 June 2003 and made between Kingfisher, Kesa Electricals, UBS, BNP Paribas and Lazard Frères Banque (the "Sponsors' Agreement"), UBS Limited has agreed to act as sponsor in connection with the Admission and as nominated representative in connection with the application to the London Stock Exchange to admit the Kesa Shares to trading on its market for listed securities. Further, BNP Paribas and Lazard Frères Banque have agreed to act as joint-sponsors in respect of Kesa Electricals application for admission of the Kesa Shares to listing on the *Premier marché* of Euronext Paris ("French Admission"). There is no obligation under the Sponsors' Agreement for any separate fee or commission to be paid to UBS, BNP Paribas or Lazard Frères Banque (together the "Sponsors") for their services under that agreement.

The Sponsors' Agreement contains warranties given by each of Kesa Electricals and Kingfisher to the Sponsors which are customary for an agreement of this sort. In addition, it contains indemnities from Kesa Electricals and Kingfisher in favour of the Sponsors in respect of certain potential liabilities connected with the Demerger, Admission and French Admission, which again are customary for an agreement of this sort. These warranties and indemnities are not capped and do not have any contractual time limits. The Sponsors have agreed that they would not bring any claim in connection with the Circular or the announcement made by Kingfisher on 17 June 2003 regarding the Demerger against Kesa Electricals, and any such claim would be brought against Kingfisher.

Unless required by law, or in respect of normal trade announcements or other advertisements or publications made in the ordinary course of business, until 60 days from Admission, all announcements made by Kesa Electricals or Kingfisher which relate to the Reorganisation, Demerger, Admission or French Admission must be agreed with the Sponsors. In addition, Kesa Electricals has agreed that, up until the publication of its preliminary accounts in 2004, it shall not (i) take any steps which would be materially inconsistent with the expression of policy or intention in the Demerger Agreement, the Listing Particulars, the French Prospectus and certain announcements which would be material in the context of the Kesa Group taken as a whole; (ii) enter into any commitment or agreement outside the ordinary course of business which is material in the context of the business or affairs of the Group; (iii) issue any shares or any options other than pre-existing contractual obligations or under employee share schemes described in the Listing Particulars; or (iv) enter into any commitment or agreement which constitutes a class 2 or class 1 transaction for the purposes of the Listing Rules, in each case without consulting with the Sponsors and, in the case of (i) and (iv) without first obtaining the Sponsors' prior consent (not to be unreasonably withheld or delayed).

Kesa Electricals and/or Kingfisher may terminate the Sponsors' Agreement at any time. In addition, each of the Sponsors may terminate the agreement in certain specified circumstances (including: if any of the warranties given by Kesa Electricals or Kingfisher are incorrect; if there are any untrue, incorrect or misleading statements contained in the Listing Particulars, the French Prospectus, the Circular or certain announcements, in each case which are material in the context of the Kesa Group taken as a whole or will materially prejudice dealings in the Kesa Shares; or if Kesa Electricals is unsuitable for listing on the London Stock Exchange or Euronext Paris).

(b) Demerger Agreement

The Demerger Agreement was entered into on 17 June 2003 between Kingfisher and Kesa Electricals to effect the Demerger and govern the relationship between the Kingfisher Group and the Kesa Group following Demerger. The Demerger Agreement is conditional on the passing of the Demerger Resolution and on Admission. The agreement provides that the Demerger will be effected by way of a dividend in specie which is described in further detail in Part 5 of this document.

The Demerger Agreement sets out how cross-group guarantees (if any) will be dealt with following the Demerger. Where relevant, the beneficiary of such a guarantee will use all reasonable endeavours to obtain the guarantor's release from the guarantor's obligations thereunder, and during the interim period indemnify the guarantor against all amounts paid by it to any third party under the guarantee and (other than in relation to transactions in the ordinary course of business) ensure the guarantor's exposure under the guarantee is not increased and use all reasonable endeavours to ensure no third party or beneficiary has recourse under the guarantee.

Kingfisher has agreed to reimburse Kesa Electricals for certain costs it may incur. Among these are initial listing and certain legal costs together with costs incurred by the Kesa Group in relation to any payment or obligation due under any ordinary course incentive arrangement which, broadly, is referable to any period prior to Demerger (excluding any lapsed arrangements, the cost of any employers' National Insurance contribution liability, any French social security or other costs or any loyalty or incentive arrangement referable to Demerger or the cash element of awards granted to employees of the Kesa Group pursuant to certain incentive plans).

Kingfisher shall recommend to the trustee of the Kingfisher Employee Share Plan Trust that it transfers to the trustee of the Kesa Employee Benefit Trust for no consideration the number of shares subject to share based elements of awards granted to Kesa Group employees under certain incentive plans which lapse on Demerger.

Kesa Electricals will be responsible for any arrangement, commitment, syndication, agency or other fee payable (including any legal fees and expenses) relating to the Facility Agreement.

Both the Kingfisher Group and the Kesa Group will be permitted access to each other's records for a period of six years following the Demerger. In addition, both the Kesa Group and the Kingfisher Group have agreed to provide each other such information as each group may reasonably require in order to prepare half year and full year accounts for the next financial year end.

Reasonable endeavours are to be used to ensure that contracts in the name of one group member whereby a member of the other group is deriving the benefit of that contract must be novated to the relevant member of the other group, pending which the contracting party shall hold the benefit of that contract on trust for the relevant member of the other group. Pending the novation of such contract or arrangement, that other group member will ensure that any relevant liabilities under that contract or arrangement are fully discharged, and will compensate the group member (who is party to the contract or arrangement) for any losses incurred by it.

Each group will be responsible for any liabilities incurred in connection with the Sponsors' Agreement or any engagement letter entered into in connection with the Demerger and/or Admission relating to the preparation of the Listing Particulars and arising as a result of a negligent act or omission of their group.

Each group will broadly also be responsible for any liabilities incurred in connection with the Reorganisation (as set out in further detail in paragraph 13 of Part 6 of the Listing Particulars (the "Reorganisation")) associated with its business owned or operated following the Demerger, or any business, asset or liability which would have been owned or operated by it following Demerger had the Reorganisation been successfully performed, and will compensate the other group for any losses it incurs

in relation to such liabilities for which it has not assumed responsibility. Any other liabilities incurred in connection with the Reorganisation will generally be split equally.

The Demerger Agreement provides for the liability to make any compensation payments to arise on a net basis only, calculated every six months. The time value of money is dealt with by the addition of notional interest. Neither Kingfisher nor Kesa Electricals shall be liable to pay any resulting compensation amount unless the aggregate of compensation claims is for an amount in excess of £500,000 (in which case all such claims are recoverable, and not just the excess).

Provision is made in the Demerger Agreement to ensure that where one group holds assets which should have been transferred to the other group (prior to the Demerger), the present holder will take certain reasonable steps to ensure such assets are transferred to the other group. If the assets are reflected in the financial information of the present holder produced in connection with the Demerger, they are transferred to the other group at book value, otherwise they are transferred at no cost other than as costs of transfer.

The parties have covenanted for a period of 18 months from the Demerger not to employ, solicit or entice away certain employees engaged in skilled or managerial work employed by the other party's group. Both groups have agreed to keep certain information on the other group confidential, subject to certain exemptions (for instance if disclosure is required by law).

Provision has also been made in the Demerger Agreement for the repayment of certain funding amounts owing as at 1 February 2003 by each member of the Kesa Group to the relevant member of the Kingfisher Group immediately following Demerger. Further, following Demerger, Kesa Electricals will repay working capital amounts owed by the Kesa Group to the Kingfisher Group as at Demerger. Any other amounts which have arisen by way of trading on intercompany account and which are still outstanding between the Kingfisher Group and the Kesa Group will be paid in accordance with normal trading terms.

The Demerger Agreement provides for the allocation, between the Kingfisher Group and the Kesa Group, of certain tax costs, including those arising in respect of or in consequence of the Reorganisation and Demerger. Broadly speaking, tax costs arising to both the Kingfisher Group and the Kesa Group in respect of or in consequence of the Reorganisation and the Demerger will be borne or indemnified by the Kingfisher Group. There are however a number of important exceptions to this general principle. These exceptions arise as a result of the agreed allocation of tax costs in the event that a tax clearance relating to the Reorganisation or Demerger is revoked after the Demerger. The agreed allocation is as follows:

(a) if the French tax clearance relating to certain of the transfers made pursuant to the Contribution Agreement (see below) is revoked, and the revocation is attributable to:

    (i) the incorrectness of certain representations and warranties made by Kesa Electricals in the Demerger Agreement, such representations and warranties relating principally to the absence of any arrangements at Demerger between Kesa Electricals and any third party for the third party to acquire control of the Kesa Group or any Kesa Group company;

    (ii) the non-compliance with certain undertakings given by Kesa Electricals and Kesa International Limited to the French tax authorities in relation to the clearance; or

    (iii) the acquisition after the Demerger by a third party of control of the Kesa Group or certain Kesa Group companies (although it is believed that the circumstances in which such an acquisition would result in a revocation of the French tax clearance are remote),

    (each of (i), (ii) and (iii) being a "Kesa Event"), the Kesa Group will be required to bear all of the tax costs arising as a result of the revocation of the French tax clearance. These tax costs will comprise French capital gains tax relating to the transfers of both the electricals and home improvements assets previously held by the French branch of Kingfisher International France Limited and would be likely to be very substantial;

(b) if the French tax clearance referred to in (a) is revoked, and the revocation is attributable to either:

    (i) the incorrectness of certain representations and warranties made by Kingfisher in the Demerger Agreement, which will effectively include (among others) representations and warranties relating to the absence of any arrangements at Demerger between Kingfisher and any third party for the third party to acquire control of the Kingfisher Group or any Kingfisher Group company;

(ii) the non-compliance with certain undertakings given by Kingfisher and Kingfisher France Limited to the French tax authorities in relation to the clearance; or

(iii) the acquisition after the Demerger by a third party of control of the Kingfisher Group or certain Kingfisher Group companies (although again it is believed that the circumstances in which such an acquisition would result in a revocation of the French tax clearance are remote),

(each of (i), (ii) and (iii) being a "Kingfisher Event"), the Kingfisher Group will be required to bear all of the tax costs arising as a result of the revocation of the clearance. As in (a), these will comprise French capital gains tax relating to the transfers of both the electricals and home improvements assets previously held by the French branch of Kingfisher International France Limited;

(c) if the French tax clearance referred to in (a) is revoked in circumstances not covered by (a) or (b) above, for example in circumstances where there has been no Kesa Event or Kingfisher Event or alternatively where there has been both a Kesa Event and a Kingfisher Event, then the tax costs arising as a result of the revocation will be shared by the Kesa Group and the Kingfisher Group. The costs will be apportioned on the basis that the Kesa Group will bear the French capital gains tax attributable to the transfers of the electricals assets and the Kingfisher Group will bear the French capital gains tax attributable to the transfers of the home improvements assets;

(d) if any UK tax clearance relating to the Reorganisation or Demerger is revoked, Kesa Electricals will be obliged to bear any resulting tax liabilities if the revocation concerned is attributable to the incorrectness of representations and warranties made by Kesa Electricals in the Demerger Agreement (see above). Any tax liabilities resulting from any revocation of any UK tax clearance relating to the Reorganisation or Demerger will otherwise be borne by Kingfisher.

Under the terms of the tax clearance received from the French tax authority, liability for all such tax liabilities is joint and several as between the Kesa Group and the Kingfisher Group. Accordingly, in circumstances where the Kesa Group is responsible for payment of such taxes, Kingfisher will rely on Kesa's ability to meet its obligations at such time and vice versa.

Arrangements have also been agreed in relation to (among other matters) the surrender of United Kingdom group relief and advance corporation tax between companies which were members of the same group prior to the Demerger. The Demerger Agreement also provides for taxation compliance in relation to certain administrative requirements.

The parties' obligations and potential liability under the Demerger Agreement are neither capped nor subject to any contractual time limits.

(c) Contribution Agreement and related documents

(i) Contribution Agreement

An agreement was entered into on 13 June 2003 between Kingfisher International France Limited, its liquidators, Kesa International Limited, Sheldon Holdings Limited and Kingfisher France Limited for the contribution of the assets and liabilities of Kingfisher International France Limited to Kesa International Limited and Kingfisher France Limited (the "Contribution Agreement").

Under the Contribution Agreement, Kingfisher International France Limited acting by the liquidators contributed to Kesa International Limited all of the assets and liabilities relating to its electricals business (other than certain tax liabilities). All of the assets and liabilities relating to the home improvement business of Kingfisher International France Limited and any other assets or liabilities not relating to either the electricals or the home improvement business (other than certain tax liabilities) were contributed to Kingfisher France Limited.

In consideration for these contributions, Kesa International Limited issued and allotted 196,860,696 shares of nominal value €1 each at par to Sheldon Holdings Limited and Kingfisher France Limited issued and allotted 1,722,938,077 shares of nominal value £1 each at par to Sheldon Holdings Limited.

Under the Contribution Agreement, Kesa International Limited and Kingfisher France Limited undertook to comply with the conditions imposed by the ruling in principle obtained from the Ruling Department of the French *Direction Générale des impots* on 6 May 2003.

In addition, each of Kesa International Limited, Kingfisher France Limited, Kesa Electricals and Kingfisher have undertaken in letters addressed to the *Bureau des Agréments* of the French *Direction Générale des Impôts* to comply with certain other conditions imposed by the ruling in principle of 6 May 2003.

(ii) Liquidators' indemnity

In addition, a deed of indemnity was entered into on 13 June 2003 (the "Liquidators' Indemnity") between Kingfisher, Kesa International Limited and Kingfisher France Limited (together the "indemnifiers") and the liquidators under which the indemnifiers agreed to indemnify the liquidators against all claims arising in connection with the liquidation of Kingfisher International France Limited. The Liquidators' Indemnity provides that claims under the Liquidators' Indemnity in respect of the Electricals Business should be paid, in the first instance, by Kesa International Limited and that claims under the Liquidators' Indemnity in respect of the Home Improvement Business should be paid, in the first instance, by Kingfisher France Limited. In the event of either company failing to pay, the liquidators may have recourse against Kingfisher.

Pursuant to the terms of the Liquidators' Indemnity the liability of Kesa International Limited is limited to liabilities relating to the Electricals Business and its liability in respect of such obligations shall not exceed the market value of the Electricals Business. The liability of Kingfisher France Limited is limited to liabilities relating to the Home Improvement Business and its liability in respect of such obligations shall not exceed the market value of the Home Improvement Business. In respect of these liabilities the liquidators shall make a claim against Kingfisher.

In respect of a liability, which is not a liability which relates to the Electricals Business or the Home Improvement Business, Kingfisher France Limited and Kingfisher shall be jointly and severally liable. In respect of certain other tax liabilities the liquidators shall make a claim against Kingfisher.

(iii) Indemnity to Kingfisher International France Limited

Kesa International Limited, Kingfisher France Limited and Kingfisher have agreed to indemnify Kingfisher International France Limited in respect of any liabilities of Kingfisher International France Limited howsoever arising pursuant to the terms of an indemnity (the "KIFL Indemnity"). The liability of Kesa International Limited, Kingfisher France Limited and Kingfisher under the terms of the KIFL Indemnity is similar to their liability under the terms of the Liquidators' Indemnity.

The liquidators have agreed not to call under the KIFL Indemnity but first to call under the Liquidators' Indemnity if a liability of Kingfisher International France Limited arises which is not met.

(iv) Guarantee

Kingfisher has procured that a guarantee be provided by a third party bank to the liquidators of Kingfisher International France Limited in the sum of £100 million (the "Guarantee") as financial support for the obligations of Kingfisher under the Liquidators' Indemnity. The liquidators have agreed only to draw down on the Guarantee in certain circumstances as set out in a further agreement with the liquidators.

(v) Agreement with liquidators

The liquidators of Kingfisher International France Limited, Kesa International Limited, Kingfisher France Limited and Kingfisher have agreed the order and circumstances in which the liquidators may call for payment of amounts to satisfy liabilities arising in the liquidation of Kingfisher International France Limited.

(d) Transitional Services Agreement

An agreement was entered into on 17 June 2003 between Kingfisher and Kesa Electricals in relation to the terms and conditions upon which each of the Kingfisher Group and the Kesa Group will provide various services to the other group after Demerger. The Transitional Services Agreement is conditional on the passing of the Demerger Resolution and on Admission.

Under the terms of the agreement, Kingfisher agrees to provide the Kesa Group with, or procure the provision to the Kesa Group of, certain services, which will be provided on commercial terms and on an

arm's length basis. The services, which are set out in more detail in the agreement, include various head office, tax and miscellaneous support services, assistance from certain employees of Kingfisher, international carrier services, continued participation in the Kingfisher Group Discount Scheme, information technology related services, medical insurance, group benefits, pension and share option services.

In addition, Kesa Electricals has agreed to provide Kingfisher with the services of certain employees and advisory and support services in respect of the settlement of French tax affairs.

Under the agreement, Kingfisher and Kesa Electricals have the right to terminate with immediate effect in the event of the acquisition by a third party of a controlling interest (broadly, control of over 50 per cent. of the voting share capital) in the other group, or in the event of the acquisition by any person of all or a substantial part of the business of the other group and its subsidiary undertakings from time to time.

Kesa Electricals agrees for itself and each member of the Kesa Group that neither it nor any member of the Kesa Group will make any claim against Kingfisher or any member of the Kingfisher Group or any of its or their respective Directors, officers or employees for losses suffered in connection with the services or otherwise under the agreement, except in respect of reasonably foreseeable losses arising directly out of the fraud, wilful default, gross negligence or bad faith of any member of the Kingfisher Group or any of their respective Directors, officers or employees. This and other provisions of the agreement apply in the same way to Kesa Electricals (or any member of the Kesa Group) or to Kingfisher (or any member of the Kingfisher Group) as appropriate in respect of services provided by Kesa Electricals to Kingfisher under the agreement.

(e) Pension Deed of Division

A deed of division was entered into on 17 June 2003 between Kingfisher, Kesa Eletricals and the trustee of the Kingfisher Pension Scheme (KPS) and the Kingfisher Retirement Trust (KRT). The deed governs the Kesa Group's participation in KPS and KRT after Demerger, the establishment of new pension arrangements by the Kesa Group, and the making of transfers from KPS and KRT to the new arrangements.

In respect of KPS, the deed provides for the Kesa Group to continue to participate until no later than 31 March 2004. The Kesa Group must pay contributions to the KPS at the rate of 13.5 per cent of pensionable salary, or at such higher or lower rate as may be required from employers generally. The Kesa Group must set up a new pension scheme as from 1 April 2004, providing benefits of comparable value to those under the KPS. Pension benefits in respect of Kesa Group employees who are members of the KPS and also pensioner and deferred members of the KPS who were formerly employed by the Kesa Group will be transferred to the new scheme and there will be a transfer of assets representing those accrued rights from KPS to the new scheme. The transfer amount will be calculated on a share of fund basis using assumptions set out in the deed of division.

If, when the Group ceases to participate in the KPS, the KPS does not meet the minimum funding requirement under the Pensions Act 1995, each member of the Group which participated in the KPS will be liable to make a payment to the KPS in respect of its share of the underfunding. Kingfisher will meet the cost of these payments (except to the extent that the debt results in an increase to the transfer amount).

In respect of KRT, the deed provides for the Kesa Group to continue to participate until no later than 31 March 2004.

(f) Deed of reimbursement in relation to arrangements with GE Capital Bank Limited

On 17 June 2003, Kesa Electricals entered into a deed with Kingfisher providing for the reimbursement by Kesa Electricals to Kingfisher of certain payments ("Claw Back Payments") payable by Kingfisher to GE Capital Bank Limited ("GE Capital") pursuant to an agreement for the sale of Time Retail Finance Limited ("TRF") by Kingfisher to GE Capital dated 27 January 2002 (the "TRF SPA") and pursuant to an agreement between Comet and TRF in connection with the continuing sale of certain financial products to Comet's customers ("TRF Services Agreement").

Certain Claw Back Payments are payable if Comet terminates the TRF Services Agreement on the date which is five years after its commencement or if TRF terminates it as a result of a default of Comet under

its terms. Other Claw Back Payments are payable in circumstances relating to Comet's actions or activities. These circumstances include meeting requirements as to (i) Comet's selling space, volume of credit sales and amount of retail sales, (ii) number of Comet's retail outlets at which the financial products are sold; and (iii) other circumstances including the insolvency of Comet, a material breach by Comet which has not been remedied and non-payment by Comet of financial indebtedness when due.

The amount of the Claw Back Payments are calculated in accordance with formulae as set out in the TRF SPA and broadly are each a maximum of £38,000,000 as the date of the TRF SPA reducing over the term of the agreement.

(g) Public buy-out offer for Castorama shares

On 22 April 2003, Kingfisher filed a public buyout offer followed by a compulsory acquisition offer (*offre publique de retrait suivie d'un retrait obligatoire*) (together, the "Offer") with the French market authorities (*Conseil des marchés financiers and Commission des opérations de bourse*) for the outstanding shares in Castorama Dubois Investissements SCA ("Castorama") (representing 0.34 per cent. of the total issued share capital of Castorama) which the Kingfisher Group did not own. The Offer price was €67 per Castorama share, representing a total consideration of approximately €41 million.

In accordance with applicable French regulations, the Offer price was certified as "fair" by an independent expert and the terms of the Offer were approved by the *Conseil des marchés financiers* on 30 April 2003. The formal Offer for the remaining minority interests in Castorama opened for acceptances on 8 May 2003 and closed on 21 May 2003. On 22 May 2003, the outstanding Castorama shares not tendered to the Offer were acquired by Kingfisher pursuant to the French compulsory acquisition regime and the Castorama shares were delisted from the *Premier marché* of Euronext Paris on the same date.

(h) Disposal of Réno-Dépôt Inc.

An agreement was entered into on 23 April 2003 between Kingfisher, Kingfisher SA, 4152760 Canada Inc. and Rona Inc. for the sale by Kingfisher SA to 4152760 Canada Inc., (a subsidiary of Rona Inc.) of all the issued and outstanding shares of Gestion Castorama Inc., which owns all of the issued and outstanding common shares of Réno-Dépôt Inc., the Canadian home improvement and gardening retail business operator.

The aggregate consideration for the sale of the business is Canadian $355,000,000, subject to certain adjustments based on the working capital of the business as at 31 March 2003. Closing will be subject to clearance of the transaction by the Canadian Competition Bureau which is anticipated by late summer 2003.

(i) Disposal of retail parks and other properties

On 22 January 2003, Kingfisher and Chartwell Land plc (now called B&Q Properties Limited) (a member of the Kingfisher Group) and certain of its subsidiaries (the "Vendors") contracted for the disposal of 15 retail parks and some other properties to a consortium led by Pillar Property Plc and including Morley Fund Management, The Junction LLP, the Hercules Unit Trust and various CGNU entities for a total consideration of £695,975,000 subject to minor adjustments. The sale completed and consideration was paid in respect of all but two of the properties on 26 February 2003. Completion of the sale of the two outstanding properties was conditional on third party consents. Of these, M8 Shopping Park, Manchester (consideration £39,500,000) has become unconditional and completed on 13 May 2003 and Brownhills, Tunstall (a development prospect—consideration nil) remains outstanding.

In the 22 January agreement, Kingfisher undertook in respect of Manchester, to procure certain matters from Comet Group plc. These obligations have been satisfied by Comet entering into a deed of variation (of it's pre-existing agreement for lease) prior to the Manchester Completion.

Kingfisher jointly with the Vendors has given certain limited warranties to the purchasers and their lenders in relation to accuracy of information provided in respect of each property. The limitation period for claims in respect of these warranties is three years from 22 January 2003. Claims are capped so that

in respect of any one property no claims may (even in aggregate) exceed the part of the price apportioned to that property.

6.4 The contracts set out in paragraph 17 of Part 6 of the Listing Particulars (not being contracts entered into in the ordinary course of business) have been entered into by Kesa Electricals or any member of the Electricals Business within the two years immediately preceeding the date of this document and are or may be material. There are no other contracts entered into at any time (not being contracts entered into in the ordinary course of business) that contain any provision under which Kesa Electricals or any member of the Electricals Business has any obligations or entitlements which are, or may be, material to Kesa Electricals and the Electricals Business as a whole.

7. Kesa Shares

The Kesa Shares will rank in full for all dividends and (subject as provided in the articles of association of Kesa Electricals) other distributions declared, made or paid after the date on which the Kesa Shares are issued.

8. Litigation

8.1 Neither Kingfisher nor any member of the Kingfisher Group is or has been involved in any legal or arbitration proceedings nor, so far as Kingfisher is aware, are any such proceedings pending or threatened, which may have or have had during the period of twelve months immediately preceding the date of this document, a significant effect on the financial position of the Kingfisher Group.

8.2 Other than referred to in paragraph 19 of Part 6 of the Listing Particulars, neither Kesa Electricals nor any member of the Electricals Business is or has been involved in any legal or arbitration proceedings nor, so far as Kingfisher is aware, are any such proceedings threatened, which may have or have had during the period of twelve months immediately preceeding the date of publication of this document, a significant effect on the financial position of Kesa Electricals or the Electricals Business.

9. Working capital

Kingfisher is of the opinion that, taking into account the debt facilities available to it, the Kingfisher Group has sufficient working capital for its present requirements, that is, for at least the next twelve months from the date of publication of this document on the basis that the Demerger has taken place.

10. Other information

10.1 PricewaterhouseCoopers LLP have given and not withdrawn their written consent to the inclusion of their letter on the pro forma financial information set out in Part 4, with the references to their name and letter in the form and context in which they appear.

10.2 UBS and Goldman Sachs International have each given and not withdrawn their written consent to the issue of this document with the inclusion of the references to their respective names in the form and context in which they appear .

10.3 The financial information set out in Part 3 of this document does not constitute statutory accounts within the meaning of section 240(5) of the Act. Statutory accounts for Kingfisher for each of the three years ended 3 February 2001, 2 February 2002 and 1 February 2003 have been delivered to the Registrar of Companies.

10.4 Save for the effects of and matters relating to the Demerger, there has been no significant change in the financial or trading position of the Kingfisher Group (excluding the Electricals Business) since 1 February 2003, the date to which Kingfisher's consolidated financial statements were prepared.

10.5 Save for the effects of and matters relating to the Demerger, there has been no significant change in the financial or trading position of the Electricals Business since 1 February 2003, the date to which Kingfisher's consolidated financial statements were prepared.

10.6 Kingfisher's registered and head office is located at 3 Sheldon Square, Paddington, London W2 6PX.

11. Documents available for inspection

Copies of the following documents may be inspected at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS during normal business hours on any day (Saturdays, Sundays and public holidays excepted) until the date of the EGM and at the Hilton London Paddington Hotel, 146 Praed Street, London W2 1EE for a period of at least 15 minutes prior to the EGM and during the EGM:

(a) the rules of the Kingfisher Employee Incentive Schemes and the Kesa Group Employee Share Incentive Schemes;

(b) the trust deeds of the Kesa Group Employee Benefit Trust and the Kingfisher Employee Share Plan Trust;

(c) the memorandum and articles of association of Kingfisher;

(d) the Directors' service contracts and letters of engagement referred to in paragraph 4 of this Part 6;

(e) the material contracts referred to in paragraphs 6.1, 6.2 and 6.3 of this Part 6;

(f) the consent letters referred to in paragraph 10 of this Part 6;

(g) the letter from PricewaterhouseCoopers LLP set out in Part 4 regarding the pro forma financial information of the Kingfisher Group;

(h) the audited consolidated accounts of Kingfisher for the two financial years ended 2 February 2002 and 2 February 2003;

(i) the Listing Particulars; and

(j) this document.

Dated 17 June 2003

DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise:

"Act"	the Companies Act 1985 (as amended)
"Admission"	admission of the Kesa Shares to the Official List in accordance with the Listing Rules and to trading on the London Stock Exchange's market for listed securities becoming effective in accordance with, respectively, the Listing Rules and the Admission and Disclosure Standards
"Admission and Disclosure Standards"	the requirements contained in the publication "Admission and Disclosure Standards" dated April 2002 containing, among other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's market for listed securities
"B&Q"	B&Q plc
"BUT"	BUT SA, whose head office is located at 1 Avenue Spinoza, 77184 Emerainville, France
"Castorama"	Castorama Dubois Investissements SCA, whose head office is located at Parc d'Activité, Zone Industrielle, 59175, Templemars, France
"Consolidation Resolution"	the resolution numbered 2 as set in the EGM Notice
"CREST"	a relevant system (as defined in the CREST Regulations) in respect of which CRESTCo Limited is the operator (as defined in the CREST Regulations)
"CREST Regulations"	the Uncertificated Securities Regulations 1995 (SI 1995 No 95/3272)
"Comet"	Comet Group plc, whose registered office is located at George House, George Street, Hull, North Humberside HN1 3AU
"Darty"	Etablissements Darty et Fils SAS, whose head office is located at 129 Avenue Gallieni, 93140 Bondy, France
"Demerger"	the demerger of Kingfisher's Electricals Business out of the Kingfisher Group as described in this document
"Demerger Agreement"	the agreement dated 17 June 2003 between Kingfisher and Kesa Electricals relating to the Demerger, described in more detail in paragraph 6 of Part 6 of this document
"Demerger Record Time"	6.00 a.m. on 7 July 2003
"Demerger Resolution"	the resolution numbered 1 as set out in the EGM Notice
"Depositary"	the Bank of New York, in its capacity as depositary in respect of the Kingfisher ADRs
"Directors" or "Board"	the board of directors of Kingfisher
"EGM Notice"	the notice of the Extraordinary General Meeting which appears on pages 61 to 64 of this document

"Electricals Business" or "Kesa Group"	(a) in relation to the period prior to the Demerger becoming effective, the electricals and furniture business owned by Kesa Holdings Limited and its subsidiaries proposed to be transferred to Kesa Electricals pursuant to the Demerger (b) in relation to the period after the Demerger becoming effective, Kesa Electricals and its subsidiaries and associated undertakings, including in both cases, the businesses carried on by Darty and BUT in France, Comet in the United Kingdom, New Vanden Borre SA in Belgium, BCC Holding Amstelveen BV in the Netherlands and Datart Investments SA in the Czech Republic and Slovakia and Triptych Insurance NV
"Euroclear France"	Euroclear France SA, a subsidiary of Euroclear Bank SA/NV, as operator of the Euroclear System in France
"Euronext Paris"	Euronext Paris SA
"Extraordinary General Meeting" or "EGM"	the extraordinary general meeting of Kingfisher convened at the Hilton London Paddington Hotel, 146 Praed Street, London W2 1EE for 9:00 a.m. on 4 July 2003, notice of which is set out on pages 61 to 64 of this document
"Facility Agreement"	the agreement dated 17 June 2003 between (1) Kesa International Limited, (2) Kesa Electricals and Kesa Holdings Limited, (3) BNP Paribas, Credit Lyonnais and HSBC CCF, (4) BNP Paribas, Credit Lyonnais and HSBC CCF and (6) HSBC Bank plc relating to a €1 billion syndicated multicurrency term and revolving credit facilities for the refinancing of existing indebtedness to members of the Kingfisher Group, the payment of costs and expenses incurred in connection with the Demerger and general corporate purposes and working capital requirements of the Kesa Group
"Home Improvement Business"	the home improvement business of Kingfisher and its subsidiaries trading under brands such as B&Q and Screwfix Direct in the UK and Castorama and Brico Dépôt in France
"Kesa Electricals"	Kesa Electricals plc, the proposed parent company of the Electricals Business, whose registered office is located at 22-24 Ely Place, London ECIN 6TE
"Kesa Share Consolidation"	the consolidation of every five Kesa Shares of nominal value 5 pence each into one Kesa Share of nominal value 25 pence, described in more detail in paragraph 1 of Part 5 of this document
"Kesa Group Employee Share Incentive Schemes"	the Kesa Group Demerger Award Plan, the Kesa Group Incentive Compensation Plan, the Kesa Group Sharesave Scheme, the Kesa Group International Sharesave Plan and the Kesa Group Employee Benefit Trust, which are further described in paragraphs 11 and 12 of Part 5 of this document
"Kesa Holdings Limited"	the holding company of the Electricals Business
"Kesa Shareholder"	a holder for the time being of Kesa Shares
"Kesa Share Register"	the register of members of Kesa Electricals

"Kesa Shares"	ordinary shares in the capital of Kesa Electricals to be issued as shares of 5 pence each and, immediately following Admission, to be consolidated into shares of 25 pence each, as described in paragraph 1 of Part 5 of this document
"Kingfisher" or the "Company"	Kingfisher plc, whose registered office is located at 3 Sheldon Square, Paddington, London W2 6PX
"Kingfisher ADRs"	American Depositary Receipts evidencing Kingfisher ADSs
"Kingfisher ADSs"	American Depositary Shares in Kingfisher issued by the Depositary each representing two Kingfisher Shares
"Kingfisher Employee Incentive Schemes"	the Kingfisher Executive Share Option Scheme, the Kingfisher Executive Share Option Scheme 1993, the Kingfisher International Executive Share Option Scheme, the Kingfisher Sharesave Scheme 1993, the Kingfisher International Sharesave Plan 1999, the Kingfisher Irish Sharesave Plan, the Kingfisher All-Employee Share Scheme 2001, the Kingfisher Incentive Plan (adopted on 28 August 2001, incorporating amendments to September 2002) and the Kingfisher Incentive Plan (adopted on 1 February 2000), the Kingfisher Incentive Growth Plan, the Kingfisher Phantom Share Option Scheme, the Kingfisher Incentive Share Scheme and the Kingfisher Employee Share Plan Trust
"Kingfisher Group" or "Group"	(a) in relation to the period prior to the Demerger becoming effective, Kingfisher and its subsidiary and associated undertakings, excluding the Electricals Business (b) in relation to the period after the Demerger becomes effective, Kingfisher and its subsidiary and associated undertakings at that time
"Kingfisher SAYE Schemes"	the Kingfisher Sharesave Scheme (1993), the Kingfisher International Sharesave Plan (1999) and the Kingfisher Irish Sharesave Plan
"Kingfisher Share Consolidation"	the proposals relating to the consolidation of every eight Kingfisher Shares of nominal value 13.75 pence each into seven Kingfisher Shares of nominal value 15 5/7 pence each, described in more detail in paragraph 1 of Part 5 of this document
"Kingfisher Shares"	the ordinary shares of 13.75 pence each in the capital of Kingfisher and, immediately following Admission and subject to the passing of the Consolidation Resolution, to be consolidated into ordinary shares of 15 5/7 pence each, as described in paragraph 1 of Part 5 of this document
"Kingfisher Shareholder"	a holder for the time being of Kingfisher Shares
"Kingfisher Share Register"	the register of members of Kingfisher
"Listing Particulars"	the listing particulars relating to Kesa Electricals dated 17 June 2003
"Listing Rules"	the listing rules of the UK Listing Authority
"London Stock Exchange"	London Stock Exchange plc

"Official List"	the Official List of the UK Listing Authority
"Pension Deed of Division"	a deed of division dated 17 June between Kingfisher, Kesa Electricals and the trustee of the Kingfisher Pension Scheme and Kingfisher Retirement Trust
"Qualifying ADR Holders"	Registered holders of Kingfisher ADRs at the Demerger Record Time
"Registrars"	Computershare Investor Services PLC
"Resolutions"	the resolutions numbered 1 to 6 to be proposed at the Extraordinary General Meeting, as set out in the EGM Notice
"SEC"	the United States Securities and Exchange Commission
"Share Consolidations"	the Kesa Share Consolidation and the Kingfisher Share Consolidation
"Sponsors' Agreement"	an agreement dated 17 June 2003 between (1) Kingfisher, (2) Kesa Electricals, (3) UBS, (4) BNP Paribas and (5) Lazard Frères Banque relating to UBS acting as a sponsor in connection with the Admission, described in more detail in paragraph 6.3(a) of Part 6 of this document
"Transitional Services Agreement"	the agreement dated 17 June 2003 between Kingfisher and Kesa Electricals relating to services to be provided by the Kingfisher Group and the Kesa Group to the other group for an interim period following the Demerger, described in more detail in paragraph 6 of Part 6 of this document
"UBS" or "UBS Investment Bank"	UBS Limited, a subsidiary of UBS AG
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland
"UK Listing Authority"	the Financial Services Authority as the competent authority for listing in the UK under Part IV of the Financial Services Act 1986
"US Exchange Act"	the United States Securities Exchange Act of 1934, as amended
"US Person"	a US person, as defined in Regulation S under the US Securities Act
"US Securities Act"	the United States Securities Act of 1933, as amended
"US" or "United States"	the United States of America, its territories and possessions, any state of the United States and the District of Columbia

Kingfisher plc

(Registered in England and Wales No. 1664812)

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an Extraordinary General Meeting of Kingfisher plc (the ***Company***) will be held at the Hilton London Paddington Hotel, 146 Praed Street, London W2 1EE on 4 July 2003 at 9:00 a.m. to consider and, if thought fit, pass the following resolutions, which shall be proposed as ordinary resolutions:

Resolution 1

THAT

(a) the demerger of the electricals business of the Company (the ***Demerger***), upon the terms and subject to the conditions described in the circular to shareholders dated 17 June 2003 of which this notice forms part (the ***Circular***), be and is hereby approved;

(b) upon the recommendation of the directors of the Company and conditionally and immediately upon the ordinary shares of 5 pence each (***Kesa Shares***) in Kesa Electricals plc (***Kesa Electricals***) issued and to be issued to holders of ordinary shares of the Company (***Kingfisher Shares)*** in connection with the Demerger being admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange plc's market for listed securities (***Admission***) an interim dividend on the Kingfisher Shares, equal to the aggregate book value of the Company's interest in its wholly-owned subsidiary, Kesa Holdings Limited be and is hereby declared payable to holders of Kingfisher Shares on the register of members of the Company at 6.00 a.m. (London time) on 7 July 2003 (or such other time or date as the directors of the Company may determine) (the ***Demerger Record Time***), such dividend to be satisfied by the transfer effective immediately upon Admission by the Company to Kesa Electricals of the entire issued share capital of Kesa Holdings Limited, in consideration for which Kesa Electricals has agreed to allot and issue the Kesa Shares, effective immediately upon Admission and credited as fully paid, to such shareholders in the proportion of one Kesa Share for every one Kingfisher Share then held by such shareholders save that the number of Kesa Shares to be allotted and issued to each of Helen Jones and Francis Mackay as holders of Kingfisher Shares shall be reduced by the number of Kesa Shares already held by them for the purposes of the Demerger (being thirteen and seven Kesa Shares respectively) so that upon Admission all holders of Kingfisher Shares (including Helen Jones and Francis Mackay) will hold one Kesa Share for each Kingfisher Share held at the Demerger Record Time (the ***Kesa Share Issue***); and

(c) the directors of the Company be and are hereby authorised to do or procure to be done all such acts and things on behalf of the Company and any of its subsidiaries as they consider necessary or expedient for the purpose of giving effect to the Demerger provided no such act or thing is materially inconsistent with any matter described in the Circular.

Resolution 2

THAT

conditionally on and immediately after the Kesa Share Issue:

(a) every one Kingfisher Share then in issue shall be sub-divided into seven shares of $1\frac{27}{28}$ pence each in the capital of the Company (each a ***Subdivided Ordinary Share***) and forthwith upon such sub-division every eight Subdivided Ordinary Shares shall be consolidated into one new ordinary share of $15\frac{5}{7}$ pence in the capital of the Company (a ***Consolidated Ordinary Share***), provided that no shareholder shall be entitled to a fraction of a Consolidated Ordinary Share and all fractional entitlements arising from such sub-division and consolidation shall be aggregated into Consolidated Ordinary Shares and, as soon as practicable following admission of the Consolidated Ordinary Shares to the Official List of the UK Listing Authority and to trading on the London Stock Exchange plc's market for listed securities, sold and the aggregate proceeds (net of costs and expenses) shall be either retained by the Company or remitted to the relevant shareholder on the basis set out in the Circular;

(b) all of the authorised but unissued Kingfisher Shares at that time shall be consolidated into one undesignated share of a nominal value equal to the aggregate nominal amount of the unissued

Kingfisher Shares so consolidated and forthwith on such consolidation the said undesignated share shall be sub-divided into such number of ordinary shares of 15 5/7 pence as is equal to the nominal value of such undesignated share divided by 15 5/7 (each an ***Unissued Consolidated Share***), provided that any fraction of an Unissued Consolidated Share arising from such sub-division shall be cancelled; and

(c) every resolution of the Company in general meeting currently in force shall be construed as if this resolution had been passed by the Company prior to such previous resolution.

Resolution 3

THAT

Conditionally on and immediately after the Kesa Share Issue has become effective:

(a) the rules of the Kesa Group Sharesave Scheme and the rules of the Kesa Group International Sharesave Plan (including the schedule relating to the grant of options to French employees), a summary of the principal terms of which is set out in the Circular, be and are hereby approved in the form produced to the meeting and signed by the Chairman for the purposes of identification;

(b) the directors of Kesa Electricals be and are hereby authorised to make such modifications as they consider necessary or expedient for the purposes of implementing and giving effect to this resolution, including making such amendments as may be necessary to obtain the approval of the United Kingdom Inland Revenue, or such other approvals as the Directors consider necessary or desirable; and

(c) the directors of Kesa Electricals be and are hereby authorised to establish further schemes or plans based on the Kesa Group Sharesave Scheme and the Kesa Group International Sharesave Plan (or adopt schedules thereto), but modified to take account of local tax, exchange control or securities law in overseas territories, provided that any Kesa Shares made available under such schemes or plans are treated as counting against the limits on individual and overall participation contained in the rules of the Kesa Group Sharesave Scheme and the Kesa Group International Sharesave Plan.

Resolution 4

THAT

Conditionally on and immediately after the Kesa Share Issue has become effective:

(a) the rules of the Kesa Group Demerger Award Plan, a summary of the principal terms of which is set out in the Circular, be and are hereby approved in the form produced to the meeting and signed by the Chairman for the purposes of identification;

(b) the directors of Kesa Electricals be and are hereby authorised to make such modifications as they consider necessary or expedient for the purposes of implementing and giving effect to this resolution; and

(c) the directors of Kesa Electricals be and are hereby authorised to establish further schemes or plans based on the Kesa Group Demerger Award Plan (or adopt schedules thereto), but modified to take account of local tax, exchange control or securities law in overseas territories, provided that any Kesa Shares made available under such schemes or plans are treated as counting against the limits on individual and overall participation contained in the rules of the Kesa Group Demerger Award Plan.

Resolution 5

THAT

Conditionally on and immediately after the Kesa Share Issue has become effective:

(a) the rules of the Kesa Group Incentive Compensation Plan, a summary of the principal terms of which is set out in the Circular, be, and are hereby approved in the form produced to the meeting and signed by the Chairman for the purposes of identification;

(b) the directors of Kesa Electricals be and are hereby authorised to make such modifications as they consider necessary or expedient for the purposes of implementing and giving effect to this resolution; and

(c) the directors of Kesa Electricals be and are hereby authorised to establish further schemes or plans based on the Kesa Group Incentive Compensation Plan (or adopt schedules thereto), but modified to take account of local tax, exchange control or securities law in overseas territories, provided that any Kesa Shares made available under such schemes or plans are treated as counting against the limits on individual and overall participation contained in the rules of the Kesa Group Incentive Compensation Plan.

Resolution 6

THAT

Conditionally on and immediately after the Kesa Share Issue has become effective:

(a) the draft Kesa Group Employee Benefit Trust, a summary of the principal terms of which is set out in the Circular, be and is hereby approved in the form produced at the meeting and signed by the Chairman for the purposes of identification;

(b) the directors of Kesa Electricals be and are hereby authorised to make such modifications as they consider necessary or expedient for the purposes of implementing and giving effect to this resolution; and

(c) the directors of Kesa Electricals be and are hereby authorised to establish further trusts based on the Kesa Group Employee Benefit Trust (or adopt schedules thereto), but modified to take account of local tax, exchange control or securities law in overseas territories.

By the order of the Board
Helen Jones
Secretary

Registered Office

3 Sheldon Square
Paddington
London W2 6PX

17 June 2003

Notes

1. A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him/her by:
   - completing and returning the proxy form enclosed;
   - going to www.kingfisher.com and following the instructions provided; or
   - if you are a user of the CREST system (including CREST Personal Members), having anappropriate CREST message transmitted.

   A proxy need not be a member of the Company.
2. Only those shareholders registered in the register of members of the Company as at 9:00 a.m. on 2 July 2003 shall be entitled to attend or vote at the meeting in respect of the number of shares in their names at that time (regulation 41 of the Uncertificated Securities Regulations 2001).
3. In the case of joint holders the signature of any of them will suffice, but the names of all joint holders should be shown, and the vote of the senior holder who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the other joint holder(s) and for this purpose seniority shall be determined by the order in which the names appear in the register of members in respect of their joint holding.
4. The form of proxy should be in writing under the hand of the appointor or his/her agent duly authorised in writing. In the case of a corporation the form must be under seal or under the hand of a duly authorised agent or officer of the corporation whose authority should be stated.
5. Any alteration made to the form of proxy should be initialled by the person(s) signing it.
6. To appoint a proxy or to give an instruction to a previously appointed proxy via the CREST system, the CREST message must be received by the issuer's agent (ID 3RA50) by 9:00am on Wednesday 2 July 2003. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is

able to retrieve the message. CREST Personal Members or other CREST sponsored members and those CREST Members who have appointed voting service provider(s) should contact their CREST sponsor or voting service provider(s) for assistance with appointing proxies via CREST. For further information on CREST procedures, limitations and system timings, please refer to the CREST Manual. We may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

7. To be effective the instrument appointing a proxy and, if appropriate, the authority under which it is signed, or an office or certified copy thereof, must be deposited at the office of the registrar not later than 9:00 a.m. on 2 July 2003.
8. There will be available for inspection at the registered office of the Company during normal business hours an any weekday (public holidays excepted) from the date of this notice until the date of the extraordinary general meeting and at the Hilton London Paddington Hotel, 146 Praed Street, London W2 1EE for 15 minutes prior to and during the extraordinary general meeting:
   (a) the register of Directors' interests in the ordinary shares of the Company;
   (b) the service contracts and letters of engagement of the Directors; and
   (c) the rules of the Kesa Group Employee Share Incentive Schemes and the draft trust deed of the Kesa Group Employee Benefit Trust to be approved at the extraordinary general meeting.
9. Appointment of a proxy will not prevent a member from attending and voting at the extraordinary general meeting should he/she decide to do so.
10. The form of proxy confers authority to demand or join in demanding a poll.

Printed by RR Donnelley Financial, 22745


DARTY


COMET








BCC




Kesa
electricals



LISTING PARTICULARS
KESA ELECTRICALS PLC
JUNE 2003

BUT

le juste prix


COMET


DARTY


Vanden Borre


BCC


DATART

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000, if you are in the United Kingdom, or, if not, from another appropriately authorised independent financial adviser.

See "Risk Factors" in Part 5 of this document for a discussion of the risks that might affect your holding of Kesa Shares.

If you have sold or otherwise transferred all of your Kingfisher Shares, you should immediately forward this document and the accompanying documents to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

This document, which comprises Listing Particulars relating to Kesa Electricals plc, has been prepared in accordance with the Listing Rules made under section 74 of the Financial Services and Markets Act 2000. A copy of this document has been delivered to the Registrar of Companies in England and Wales for registration in accordance with section 83 of that Act. This document has been prepared in connection with the Demerger of the electrical and furniture retail business of Kingfisher plc as described in this document and assumes that, unless the context requires otherwise, the Demerger has become effective.

Application has been made to the UK Listing Authority for the entire ordinary share capital of Kesa Electricals plc to be admitted to the Official List and to the London Stock Exchange for such ordinary share capital to be admitted to trading on the London Stock Exchange's market for listed securities. Application has also be made for the new Kesa Shares to be admitted to listing on the *Premier marché* of Euronext Paris. These applications are subject to the passing of the Demerger Resolution by holders of Kingfisher Shares at the Extraordinary General Meeting. It is expected that, if the Demerger is approved by the holders of Kingfisher Shares at the Extraordinary General Meeting, admission of the Kesa Shares, to be issued in connection with the Demerger to holders of Kingfisher Shares on the Kingfisher Share Register at 6:00 a.m. on 7 July 2003, to the Official List and to trading on the London Stock Exchange's market for listed securities will become effective and that unconditional dealings will commence in the Kesa Shares at 8:00 a.m. on 7 July 2003.

Kesa Electricals plc

(Incorporated and registered in England and Wales under the Companies Act 1985, Registered No.04232413)

Introduction of Kesa Shares to the Official List

Sponsored by UBS Investment Bank

UBS, BNP Paribas and Lazard Frères Banque are acting exclusively for Kingfisher plc and Kesa Electricals plc in connection with the Demerger and will not be responsible to anyone other than Kingfisher plc and Kesa Electricals plc for providing the protections afforded to the respective customers of UBS, BNP Paribas and Lazard Frères Banque nor for providing advice in relation to the Demerger.

This document does not constitute an offer or invitation to any person to subscribe for or purchase any securities in Kesa Electricals plc in any jurisdiction.

The distribution of this document in certain jurisdictions may be restricted by law, and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the laws of such jurisdictions. Kesa Shares distributed in the Demerger will not be registered under the US Securities Act. This document may not be posted by any means to persons inside France until the COB has granted its visa on the French Prospectus.

No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied upon as having been so authorised. Neither the delivery of this document nor any issue and allotment of Kesa Shares made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Kesa Electricals plc since the date hereof or that the information in this document is correct as of any time subsequent to the date of this document.

CONTENTS

Information regarding forward-looking statements

This document contains various forward-looking statements regarding trends and future events that are subject to risks and uncertainties that could cause the actual results and financial position of Kesa Electricals to differ materially from the information presented herein. Forward looking statements include information concerning possible and assumed future results of Kesa Electricals' operations, earnings, economic conditions affecting the markets in which Kesa Electricals operates and demand and other aspects of Kesa Electricals' business. When used in this document, the words "estimate", "project", "intend", "anticipate", "believe", "expect", "should", and similar expressions, as they relate to Kesa Electricals or its management, are intended to identify such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Kesa Electricals undertakes no obligation to update publicly or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise save in respect of any requirement under English statutory law or the Listing Rules.

Legal information

You should rely only on the information contained in this document. Neither Kesa Electricals, UBS, BNP Paribas nor Lazard Frères Banque have authorised anyone to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied upon as having been so authorised. If anyone provides you with different or inconsistent information, you should not rely on it. This document does not constitute an offer or invitation to any person to subscribe for or purchase any Kesa Shares in any jurisdiction. The information contained in this document is accurate as of the date of this document, regardless of the time of delivery of this document or of any Kesa Shares. Neither the delivery of this document nor any issue and allotment of Kesa Shares made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Kesa Electricals since the date hereof or that the information in this document is correct as of any time subsequent to the date of this document.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

	2003
Latest time and date for receipt of forms of proxy for the Extraordinary General Meeting of Kingfisher	9:00 a.m. on 2 July
Extraordinary General Meeting	9:00 a.m. on 4 July
Latest time and date for transfers of Kingfisher Shares in order for transferee to be registered for the Demerger Record Time	Close of business on 4 July
Effective date of Demerger, listing of Kesa Shares and commencement of dealings in Kesa Shares on the London Stock Exchange and on the *Premier marché* of Euronext Paris, crediting of Kesa Shares to CREST accounts and Kesa Share Consolidation	8:00 a.m. on 7 July
Despatch of definitive certificates for consolidated Kesa Shares in certificated form and any fractional entitlement cheques	By 14 July
Payment of fractional entitlements in respect of Kesa Shares held through CREST	By 14 July

All references in this document are to London times unless otherwise stated.

DEMERGER HELPLINE

A shareholder helpline is available on 0870 703 0132 (or +44 870 703 0132 if you are calling from outside the UK) from 8:30 a.m. to 5:30 p.m. Monday to Friday and will remain open until 25 July 2003. For legal reasons, the shareholder helpline will only be able to provide you with information contained in this document, the accompanying Circular and form of proxy and with information relating to the Kingfisher Share Register and, after Admission, the Kesa Share Register and will be unable to give advice on the merits of the Demerger, Kesa Share Consolidation or Kesa Group Employee Share Incentive Schemes or to provide financial or investment advice.

OVERSEAS SHAREHOLDERS

Further details of the Demerger for holders of Kingfisher Shares or Kingfisher ADRs who are citizens or residents of countries other than the United Kingdom are set out in paragraph 5 of Part 2 and paragraph 12 of Part 6 of this document.

DIRECTORS, SECRETARY AND ADVISERS

Directors of the Company		
	David Newlands	Chairman (Non-executive)
	Jean-Noël Labroue	Chief Executive
	Martin Reavley	Finance Director
	Michel Brossard	(Non-executive)
	Andrew Robb	(Non-executive)
	Peter Wilson	(Non-executive)

The business address of each of the Directors is 22-24 Ely Place, London EC1N 6TE.

Company Secretary

Martin Reavley

Registered and Head Office

22-24 Ely Place
London EC1N 6TE

Advisers

UK Sponsor and Broker

UBS Investment Bank
1 Finsbury Avenue
London EC2M 2PP

Joint French Sponsor

BNP Paribas
16 Boulevard des Italiens
75009 Paris

Joint French Sponsor

Lazard Frères Banque
121 Boulevard Haussmann
75008 Paris

Auditors and Reporting Accountants

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

Legal Advisers to the Company

Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS

Legal Advisers to the UK Sponsor and the Joint French Sponsors

Allen & Overy
One New Change
London EC4M 9QQ

Registrar

Computershare Investor Services PLC
Owen House
PO Box 435
8 Bankhead Crossway North
Edinburgh EH11 4BR

Paying Agent in France

Euro Emetteurs Finance
48 boulevard des Batignolles
75017 Paris

SUMMARY KEY INFORMATION

The following information should be read in conjunction with the full text of this document from which it is derived.

Business summary

The Kesa Group is an electricals and furniture retailer operating through 790 stores in seven European countries. It is Europe's third largest electricals retailing business by sales.

Kesa Electricals' businesses share a trading philosophy based on three principles: Best Price, Best Choice and Best Service. This distinctive customer proposition is designed to address the needs of a broad customer base, to create strong customer brand loyalty and to deliver a business model that is both profitable and cash generative. This model has a track record of success within Kesa Electricals and is being rolled out across the Group's businesses in line with changing customer aspirations, so as to differentiate Kesa Electricals' retail brands from those of its competitors.

The Group's businesses offer a broad range of home equipment products across the key white, brown and grey electrical product categories whilst, in addition, BUT offers a wide selection of furniture products.

Kesa Group sales for the financial year to 1 February 2003 were more than £3.4 billion (€5.4 billion) with total retail profit of £193.3 million (€ 306.0 million).

Risk Factors

See "Risk Factors" in Part 5 of this document for a discussion of the risks that might affect your holding of Kesa Shares.

Summary of the Demerger

On 19 March 2003 the board of directors of Kingfisher confirmed its plans to demerge the Kesa Group. Kingfisher and Kesa Electricals have agreed that, subject to the passing of the Demerger Resolution and Admission, Kingfisher will transfer its interests in the Kesa Group to Kesa Electricals in satisfaction of the Demerger Dividend. In consideration for the transfer to it of those interests, Kesa Electricals will issue Kesa Shares to Kingfisher Shareholders on the basis of:

one Kesa Share of nominal value 5 pence
for each Kingfisher Share of nominal value 13.75 pence

held at the Demerger Record Time.

Immediately after the Demerger is effective, the share capital of Kesa Electricals will be consolidated. Consequently, Kesa Shareholders will receive:

one consolidated Kesa Share of nominal value 25 pence
for every five Kesa Shares of nominal value 5 pence each

held immediately following Admission.

For any Kesa Shareholder whose holding of non-consolidated Kesa Shares of nominal value 5 pence each immediately after Admission is not exactly divisible by five, the resulting number of consolidated Kesa Shares that that Kesa Shareholder receives will be rounded down to the nearest whole number and a fractional entitlement to a consolidated Kesa Share will arise.

In addition (conditional on the passing of the Consolidation Resolution at the EGM), the share capital of Kingfisher will be consolidated on the basis of seven Kingfisher Shares of nominal value $15\frac{5}{7}$ pence each for every eight Kingfisher Shares of nominal value 13.75 pence held at the Demerger Record Time.

For any Kingfisher Shareholder whose holding of non-consolidated Kingfisher Shares immediately after Admission is not exactly divisible by eight, the resultant number of consolidated Kingfisher Shares that that Kingfisher Shareholder receives will be rounded down to the nearest whole number and a fractional entitlement to a consolidated Kingfisher Share will arise.

Individual fractional entitlements to consolidated Kesa Shares and consolidated Kingfisher Shares will be aggregated and sold in the market. Kingfisher will retain the aggregate proceeds of sale of such consolidated Kesa Shares and consolidated Kingfisher Shares unless the aggregate amount to which any shareholder would be entitled (net of any commissions, dealing costs and administrative expenses) is £1 or more in which case that entitlement will be distributed to such shareholder proportionately to his entitlement, with cheques for such proceeds expected to be despatched to those entitled (at their risk) by 14 July 2003. Commissions, dealing costs and administrative expenses are expected to be approximately 0.2 per cent. of the proceeds of sale of such consolidated Kesa Shares and consolidated Kingfisher Shares.

Key strengths

The Directors believe that the key strengths of the Kesa Group include:

- **European vision with a local feel** - Whilst each of the Group's businesses has its own distinct characteristics relevant to its own heritage and the nature of its local market, each increasingly shares Kesa Electricals' trading philosophy based on three principles: Best Price, Best Choice and Best Service.
- **Strong market positions** - The Group, which has a balanced geographic portfolio of 790 stores (including 138 stores operated by independent franchisees), is the third largest home equipment retailing business in Europe in terms of sales.
- **Outstanding brand equity** - The Group's brands, which include Darty and BUT in France and Comet in the UK, are amongst the most highly recognised brands in European home equipment retailing.
- **Growth through constant innovation in formats, product offering and services** - The Group invests constantly in evolving existing store formats and in developing new approaches to the retail consumer. The Group has enhanced its product offering and services to adapt to changing consumer attitudes, new products and technologies and local market structures.
- **Scale benefits across its businesses** - Kesa Electricals is pursuing a range of initiatives with the objective of maximising purchasing scale benefits across all its businesses.
- **Decentralised infrastructure and Group convergence** - Each Kesa Electricals operating business has its own centralised logistics and IT systems and at Group level, Kesa Electricals is developing a common information system for the commercial and supply chain activities of Darty and Comet.
- **Robust financial profile** - Kesa Electricals has strong operating margins (of 5.5 per cent. in the financial year ended 1 February 2003 including joint ventures) and generates stable cash flows, which fund investment in growth opportunities in new and existing stores.
- **Proven management team** - Each Kesa Electricals brand has a highly experienced management team responsible for delivering the Group's common trading philosophy to customers and achieving individual sales, profit and cash flow targets. The Group's senior management team has had significant retail experience within the Group at many levels.

Strategy

The Kesa Group aims to improve its financial performance by reinforcing its strong existing market positions in Europe and by maximising profits across its retail businesses. In addition, the Group will take advantage of opportunities to sell innovative products and services and to pursue expansion in existing markets, while investigating other opportunities in selected European countries.

The Group's strategy encompasses the implementation of its shared trading approach across all its retail brands, leveraging its strong market positions, extensive store network and other distribution channels and established supply chain to drive growth and returns for its shareholders.

The Group intends to implement this strategy by strengthening each Kesa Electricals brand's store network in its local market, optimising purchasing scale benefits and product mix, exploiting new product opportunities, offering value added services and further developing its multi-channel strategy.

Summary financial information

The table below, the contents of which have been extracted without adjustment from the accountants' report on the Kesa Group in Part 3 of this document, summarises the trading record of the Kesa Group for the three years ended 1 February 2003. Shareholders should read the whole document and should not rely solely on the summary information set out below.

	53 weeks ended 3 February 2001	52 weeks ended 2 February 2002	52 weeks ended 1 February 2003	*52 weeks ended 1 February 2003*
	£m	£m	£m	*€m[(2)]*
Turnover including share of joint ventures	2,976.1	3,223.7	3,439.6	*5,444.9*
Retail profit[(1)]	199.1	206.7	193.3	*306.0*
Profit on ordinary activities before interest and taxation	193.3	204.7	178.7	*282.9*
Cash flow from operating activities	187.1	277.6	247.4	*391.6*

Segmental analysis

	53 weeks ended 3 February 2001	52 weeks ended 2 February 2002	52 weeks ended 1 February 2003	*52 weeks ended 1 February 2003*
	£m	£m	£m	*€m[(2)]*
Turnover				
Darty	1,238.9	1,290.2	1,309.7	*2,073.3*
Comet	1,205.8	1,335.6	1,406.1	*2,225.9*
BUT	338.2	379.0	452.9	*716.9*
Group share of joint ventures turnover	8.5	12.0	15.1	*23.9*
Other	184.7	206.9	255.8	*404.9*
Total Group including share of joint ventures	2,976.1	3,223.7	3,439.6	*5,444.9*
Retail profit[(1)]				
Darty (including share of joint ventures and associates)	118.6	120.9	100.5	*159.1*
Comet	33.1	38.4	43.3	*68.5*
BUT (including share of associates)	45.3	51.6	53.4	*84.5*
Other	5.9	(1.4)	(0.6)	*(0.9)*
Central costs	(3.8)	(2.8)	(3.3)	*(5.2)*
Total Group including share of joint ventures and associates	199.1	206.7	193.3	*306.0*

(1) Retail profit represents total operating profit including share of joint ventures and associates before exceptional items and goodwill amortisation.
(2) Profit and loss information in euros is provided for illustrative purposes only and is translated at the average 2003 exchange rate of €1.583 for £1.

Current trading and prospects

The Kesa Group is continuing to face tough market conditions in continental Europe for both electricals and furniture products. The electricals market continues to be stronger in the UK than in Continental Europe. Total sales for the first quarter grew 9.1 per cent. but declined 1.3 per cent. on a like-for-like basis. Retail profit fell by approximately 16 per cent. at constant exchange rates in this seasonally less significant quarter.

Although economic conditions remain difficult, especially in continental Europe, the Board considers that the prospects for the Group as a whole for the current financial year remain in line with its expectations.

Dividend policy

The Directors intend to maintain a progressive dividend policy, recognising the cash generative nature of the Group's operating businesses, with a view to maintaining average dividend cover over time of around two times. It is intended that the Group's interim dividends will be paid in December and final dividends will be paid in July in the approximate proportions of 25 per cent. and 75 per cent. respectively of the total annual dividend.

Subject to the business performing in line with current expectations, the Directors expect to pay in December 2003 an interim dividend of 0.5 pence per non-consolidated Kesa Share (or 2.5 pence per consolidated Kesa Share) for the six month period ending 2 August 2003.

PART 1
INFORMATION ON THE KESA GROUP

1. Introduction

The Kesa Group is an electricals and furniture retailer operating as at 1 February 2003 through 790 stores in seven European countries. It is Europe's third largest electricals retailing business by sales. Kesa Electricals' businesses share a trading philosophy based on three principles: Best Price, Best Choice and Best Service. This distinctive customer proposition is designed to address the needs of a broad customer base, to create strong brand loyalty in its customers and to deliver a business model that is both profitable and cash generative. This model has a track record of success within Kesa Electricals and is being rolled out across the Group's businesses in line with changing customer aspirations, so as to differentiate Kesa Electricals' retail brands from those of its competitors.

The Group's businesses offer a broad range of home equipment products across the key white, brown and grey electrical product categories. In addition, BUT offers a wide selection of furniture products. The businesses are supported by Kesa Electricals' established infrastructure, particularly in relation to sourcing, providing scale benefits across the Group.

Kesa Group sales for the financial year to 1 February 2003 were more than £3.4 billion (€5.4 billion) with total retail profit of £193.3 million (€306.0 million). Together, Darty and BUT accounted for over 51 per cent. of Group sales and over 79 per cent. of Group retail profit. The Directors believe that Kesa Electricals has significant future growth potential, particularly from the further development of the Best Price, Best Choice and Best Service business model and the focus and clarity that separation from Kingfisher will bring.

A superior business model

European vision with a local feel

Whilst each of the Group's businesses has its own distinct characteristics relevant to its own heritage and the nature of its local market, each increasingly shares Kesa Electricals' trading philosophy. The Directors believe this combination of a shared trading approach tailored to local conditions and building on Kesa Electricals' European scale will bring benefits to shareholders.

Strong market positions

The Group is the third largest home equipment retailing business in Europe in terms of sales. It operates a balanced geographic portfolio of 790 stores (including 138 stores operated by independent franchisees). The Group has market leading positions in electricals retailing in France (Darty and BUT), Belgium (Vanden Borre) and in the Czech and Slovak market (Datart). It also has the number two position in the UK (Comet) and a leading presence in the Netherlands (BCC). Kesa Electricals holds the number two position in furniture retailing in France through BUT.

Outstanding brand equity

The Group's brands are amongst the most highly recognised brands in European electricals retailing. Darty is the strongest electricals retail brand in the French market. All of Kesa Electricals' brands, particularly Darty and Comet, have a reputation for value-for-money, excellent choice and service. BUT has mass-market appeal with strong brand awareness based upon consistent communication of its "right price" value proposition.

Growth through constant innovation in formats, product offering and services

The Group invests constantly in evolving existing store formats and in developing new approaches to the retail consumer. The Group has enhanced its product offering and services to adapt to changing consumer attitudes, new products and technologies and local market structures. The latest Comet store format, for example, was designed to create a "destination" for family shoppers with a broad range of products that customers can touch and work. Darty and Comet have both pioneered multi-channel retail strategies, enabling customers to purchase either in-store, on-line or by telephone. The Group's growth has been underpinned by the continuous flow of products using new technologies where it can leverage its ability to deliver value added services (for example, switching from simple repair services to an advanced multimedia/digital products help line). These services facilitate the adoption of these new products by the mass market customer.

Scale benefits across its businesses

Kesa Electricals is pursuing a range of initiatives with the objective of maximising purchasing scale benefits across the Group for which Kesa Electricals' has established a dedicated Group sourcing function. The prime purpose of Kesa Electricals sourcing function is to create long term partnerships with suppliers, to facilitate the standardisation of certain core product ranges through the introduction of European Core Ranges of products and to develop own label brands thereby generating savings in sourcing costs for all Kesa Electricals businesses. In addition, Dacem, Kesa Electricals' electrical accessories wholesale business, increasingly provides Kesa Electricals' operating businesses with access to competitive prices and efficient logistics for electrical accessories, using its own specialised expertise.

Decentralised infrastructure and Group convergence

Each Kesa Electricals operating business has its own centralised logistics and IT systems and at Group level, Kesa Electricals is developing a common information system for the commercial and supply chain activities of Darty and Comet, which will ultimately result in the standardisation of product codification and adaptation of store and warehouse supply and client shipment applications.

Robust financial profile

Kesa Electricals has strong operating margins (5.5 per cent in the financial year ended 1 February 2003 including joint ventures) and generates stable cash flows, which fund investment in growth opportunities in new and existing stores. Going forward, cash generated by Kesa Electricals will be available for investing in further organic growth, in dividend payments to shareholders and in the repayment of debt assumed at the time of Demerger.

Proven management team

Each Kesa Electricals brand has a separate management team responsible for delivering the Group's trading philosophy to customers and achieving the sales, profit and cash flow targets of individual businesses. These teams are highly experienced, multicultural and have a strong track record in home equipment retailing. The Group's Chief Executive (Jean-Noël Labroue), Finance Director (Martin Reavley) and Kesa Electricals' senior management team have previously had significant experience within the Group's businesses at many levels.

2. Marketplace

United Kingdom and French electricals markets

The United Kingdom and French electricals markets are the second and third largest in Europe. In recent years these markets have been fuelled by the stable growth of the "white" goods market (comprising small and large sized domestic appliances such as refrigerators, washing machines, microwaves, coffee-machines and irons) and the growing importance of the "brown" goods market (comprising audio and video appliances such as televisions, DVD players and home cinema). Regular innovation in the brown goods market, such as flat screen televisions (both plasma and LCD), digital technology (such as DVD players and recorders) and home cinema, are boosting sales. The "grey" goods market (telecommunications and multimedia products such as mobile telephones, personal computers and printers) has also been sustained by product innovation, for example the development of digital still cameras.

In the future, the Board expects the relatively mature major domestic appliances market to be sustained by demand driven by replacement. In addition, product innovation can potentially accelerate customers' product replacement cycle, for instance as a result of the development of large capacity products such as in the washing-machine or refrigerator categories, and the development of quieter or more environmentally friendly products in terms of energy or water consumption. The small domestic appliances market is principally driven by product innovation and design.

In the brown and grey goods markets, the growing importance of digital technology together with the replacement of standard television by flat screen televisions, both plasma and LCD, is expected to sustain

demand and accelerate product convergence. The Board expects that within the next ten years, a large part of the approximately 90 million television sets in the French and UK households will be replaced.

The Board also expects that digital technologies will increase the portability of products, for example MP3 players, and lead to new product ranges such as imaging products (for example digital still cameras and scanners which will enable the sharing of pictures over the internet), storage devices (for example removable hard disks, stick storage devices, CD-ROMs and DVD recorders) and editing products (for example photo printers).

Further, the Board expects that IT products will move toward networked homes and mobile offices supported by the further development of the Internet and of portable devices such as tablet personal computers, personal digital assistants, 3G mobile phones and smartphones. The establishment of digital networks enabling these products to communicate together and wireless technology will be key factors to their development.

The markets in which Kesa Electricals operates are highly competitive: Kesa Electricals faces competition from other electrical retailers, including specialist and local independent retailers, high street chains, department stores, supermarkets and hypermarkets and the internet. Through their Every-Day-Low-Prices strategy, Darty, Comet and BUT are well positioned against other electrical retailers on price. Darty further differentiates itself in the French electricals market by offering higher service levels before, during and after sales, adapted to each product category. Comet has historically operated on the basis of seeking higher sales volumes based on greater reliance on promotional pricing, but is moving progressively towards an offering of higher quality products and services at competitive prices. BUT has mass market appeal with strong brand awareness underpinned by consistent communication of its "right price" and value proposition, combined with a wide selection of products which are generally available from each store's warehouse to be taken away immediately. Kesa Electricals' other brands are following similar paths in their home markets.

French furniture market

In 2002, the French furniture market amounted to €8.7 billion (£5.5 billion), of which BUT's store network (including franchisees) had a market share of 10.0 per cent.

In the future, the Board expects the French furniture market to evolve in line with growth in France's gross domestic product (GDP), driven by the growing numbers of French households and of second homes. The increasing availability of consumer finance is also expected to drive sales, especially for low and middle income customers.

The French furniture market is currently highly fragmented and Kesa Electricals expects that it will shortly enter a consolidation phase.

3. History and development

The Hollingbery family founded Comet in 1933 in Hull, England, as a sales business for dry cell batteries. The business moved into sale and rental of radios during the 1940s and began renting and selling other electrical products in the 1950s developing a reputation for its after sales services. The Hollingbery family disposed of its shareholding in Comet in 1984, when Comet was acquired by Kingfisher (then called Woolworth Holdings plc). Comet has since further extended its UK presence by acquiring other retail chains, of which Norweb Retail (1996) was the most significant.

The Darty group was created by the Darty family at the end of the 1950s as a business specialising in the sale of radio and television products. 30 years ago Darty launched the "*Contrat de confiance*" (or "Contract of trust") on which its reputation for service has been built. In 1976, Darty was listed on the Paris stock exchange and in April 1988 was acquired by its management and employees through a management buy-out. In 1988, Darty expanded into Belgium by acquiring a 49 per cent. share in Vanden Borre. Kingfisher acquired Darty through a series of transactions between June 1993 and December 1994.

BUT was created in April 1972 by the Venturini family as a retail franchise business. In June 1990, the shares in BUT were listed on the Paris stock exchange. During 1996, Darty acquired 26 per cent. of the share capital of BUT and, after a series of transactions between September 1998 and June 1999, the rest of BUT's share capital was acquired by the Kingfisher Group.

The Group's electricals operations were further expanded by the acquisition of the remaining stake in Vanden Borre (1995), BCC in the Netherlands (1997), Hugo Van Praag in Belgium (2000) and a 60 per cent. interest in Datart (2000) which operates in the Czech Republic and Slovakia.

In June 1998, Kingfisher acquired an interest in a German electricals business (trading under the ProMarkt name). This was sold back to its former owners in February 2003.

4. Strategy for growth and value creation

The Kesa Group aims to improve its financial performance by reinforcing its strong existing market positions in Europe and by maximising profits across its retail businesses. In addition, the Group will take advantage of growth opportunities to sell innovative products and services and to pursue its expansion in existing markets while investigating other opportunities in selected European countries.

The Group's strategy encompasses the implementation of its shared trading philosophy across all its retail brands, leveraging its strong market positions, extensive store network and other distribution channels and established supply chain to drive growth and returns for its shareholders.

The management team intends to implement this strategy by:

Strengthening each Kesa Electricals brand store network in its local market

The Directors believe that Kesa Electricals has considerable scope to extend and optimise its store network in each of the markets in which it operates. Kesa Electricals will continue to invest in developing its brands by constantly refining the customer proposition in its stores to maximise consumer appeal and by strengthening the Group's store network through the continued roll-out of new store formats and refurbishment programmes. Darty is constantly improving its store format by introducing new product categories and restructuring space allocation to enhance store atmosphere and shopping comfort. The continued roll-out of Comet destination stores, which offer greater choice and an enhanced, interactive shopping environment, represents a significant growth opportunity in the UK. BUT intends to continue the roll-out of its new store format while increasing the level of ownership of its franchise network.

Optimising purchasing scale benefits and product mix

Kesa Electricals intends to reduce product costs further by using its European purchasing scale to strengthen key supplier relationships and further develop its European Core Range of products to increase cost savings and on-shelf availability for each of its brands. The Group will also continue to develop its own label product ranges such as Proline and IT Works. The Directors believe that there is scope to increase returns through greater focus on product mix, driving both volume and margin, while continuing to pursue an Every-Day-Low-Prices pricing strategy.

Exploiting new product opportunities

The Group will continue to exploit new attractive product opportunities particularly in the higher growth grey and brown categories. The accelerated launch of new products and innovations (e.g. DVD recorders, 3G mobile phones, flat screen televisions) provides Kesa Electricals with a competitive advantage based on its proven ability to offer value added services at the best prices in a specialist store environment. The Directors believe that Dacem, Kesa Electricals' electrical accessories distribution and procurement business, with its widening product range of electricals accessories and its advanced logistics function tailored to supply all the Group's businesses, provides Kesa Electricals with an additional platform for growth. This should allow Kesa Electricals to capture the significant opportunity offered by the fast growing and profitable accessories and complementary products markets.

Offering further value-added services

As a key differentiating factor and consistent with their value-added positioning, it is intended that Kesa Electricals's brands continue to provide superior quality of before, during and after sales services. With an increasing technological content, electricals products require higher service levels to make them more user friendly. Superior in-store sales advice is considered by Kesa Electricals to be a key dimension of the quality of service provided to customers. There will also be increased focus by management on offering value-added services such as home delivery, installation, extended warranties and after sales services. In addition, the brands' consumer finance offerings will be constantly improved to provide customers with easy to use credit facilities.

Continuing development of multi-channel strategy

Kesa Electricals' brands will continue to exploit alternative distribution channels and technologies to complement their physical store networks thereby enabling customers to research products before shopping in the stores and to shop how and when they want. Comet and Darty each now have a profitable transactional website. In addition, they each have a call centre operation, which manages customer calls to stores as well as telephone sales.

5. Kesa Electricals' businesses

Darty

Darty is the market leader in the French electrical goods retail sector, with strong brand awareness and a 13.8 per cent. share in the French white and brown products market and a 9.1 per cent. share of the French grey goods market. In the financial year ended 1 February 2003, Darty generated sales of £1.3 billion (€2.1 billion) and retail profits of £100.5 million (€159.1 million).

The Directors believe that Darty's success is based on its strong reputation for service, quality and reliability, supported by the "*Contrat de Confiance*". This "Contract of Trust", which Darty launched 30 years ago, is at the centre of Darty's marketing strategy: a written promise to customers based on three pillars: price, choice and service. Darty's pricing strategy is based on Every-Day-Low-Prices which are guaranteed to be the lowest available: if a competitor is found to offer lower prices, Darty promises to reimburse the difference. This policy is applied to Darty's entire product range and is bolstered by regular price checks across the market. Darty aims to offer its customers high levels of choice: its product range covers the entire spectrum of electricals products and includes a wider choice of middle and upper priced products. Darty's products are generally immediately available: either in-store in the case of small sized display products or from Darty warehouses in the case of large home delivered items. Darty's customers also benefit from high levels of service: this includes in-store advice from its well trained sales force, consumer credit through its 27 per cent. interest in Créalfi, free home delivery and installation of larger products, a comprehensive after-sales service and extended warranties of up to five years on most ranges.

Darty's product mix is balanced with strong positions in both the white and traditional brown goods categories. Kesa Electricals expects that sales of these goods will be sustained by product innovation and the better design and functionality of existing products. Darty aims to increase its sales of grey goods and electrical accessories over time in order to achieve similar positions to the ones it has in white and brown goods.

Darty's advertising budget is spent primarily on television sponsorship and radio publicity. Television advertising includes Darty's sponsorship of the *France* 2 and *M6* television channels' weather forecast reports. Darty also advertises on hoardings and in-store.

On 1 February 2003, Darty's store network consisted of 194 stores mostly between 1,000 square metres and 1,800 square metres, with a total sales space of over 238,000 square metres. Darty's stores are located in the most populous areas of France with a strong representation in or near the largest French cities such as Paris, Lyon and Marseilles. Approximately 64 per cent. of Darty's stores are in out of town locations, 18 per cent. in shopping centres and 18 per cent. in high street locations. Darty has a particularly strong presence in the larger regional and suburban shopping centres.

Darty believes that there is room for profitable expansion by increasing the number of stores in attractive catchment areas. Darty aims to open six to seven new stores and to relocate one to two stores each year until 2008. However, French planning laws restrict both Darty and its competitors from opening new stores with a selling space in excess of 300 square metres and as a result there are long lead times for obtaining permission for new stores greater than that size. The refurbishment and expansion of existing stores, therefore, enables Darty to optimise its current store network.

Darty is constantly improving its store format as illustrated by its most recent store opening in Sainte Geneviève des Bois south of Paris. In this store, greater prominence is given to electrical accessories and new product ranges (such as games) enhancing sales efficiency, while providing customers with a more pleasant shopping environment. As a further test of this new format, it will be applied at the Rosny store in eastern Paris during the course of 2003. Darty expects to roll out improvements along these lines in its

existing stores at a rate of 15 store refurbishments per year and in all new stores. It is expected that the cost of refurbishment will be approximately €1 million per store, based on a store size of 1,300 square metres.

Comet

Comet is the second largest electrical goods retailer in the UK in terms of sales, operating a portfolio of primarily out-of-town stores. Its vision is to be "the family's favourite electrical store" through offering a compelling one-stop shop with broad product ranges in key white, brown and grey goods categories and a clear Every-Day-Low-Prices positioning. In the financial year ended 1 February 2003, Comet generated sales of £1.4 billion (€2.2 billion) and retail profits of £43.3 million (€68.5 million) from a network of 251 stores with approximately 239,400 square metres of selling space.

In 1999, Comet introduced a new pricing strategy based on Every-Day-Low-Prices. This pricing strategy is underpinned by price guarantees and weekly price checks in competing stores. Comet's product range covers a wide variety of electrical products and services, which include extended warranties, home delivery and installation, after-sales services and consumer credit. In recent years, Comet has also enlarged its product offer towards higher value items and has improved category management to optimise the mix of sales. These initiatives have led to a significant increase in its overall average selling price. Comet has also invested heavily in developing its service capabilities and has expanded its consumer credit offers including interest bearing accounts and promotional credit deals, provided in conjunction with Time Retail Finance Limited, a subsidiary of GE Capital.

Comet has a 13.1 per cent. share of the UK white and brown goods market and 3.9 per cent. of the grey goods market. In the white and brown goods market, Comet is facing increasing competition from supermarkets and Argos against whom Comet aims to differentiate itself by offering higher service levels. In the grey goods market, Comet faces competition from specialist home computer and mobile telephone chains.

Comet advertises to a national audience first and foremost, with regional campaigns making up only a small proportion of its total advertising expenditure. National advertising includes television airtime as well as publicity through leaflets and press exposure.

Comet has a well established store network across England, Wales and Scotland comprising two principal store formats: "core" and "destination", both of which are out of town formats. At 1 February 2003, Comet had 208 core stores of between 125 square metres and 1,860 square metres (740 square metres on average) and 43 destination stores of between 1,070 square metres and 3,200 square metres (2,000 square metres on average). Comet intends to replace gradually underperforming stores situated in attractive markets with larger stores with improved product ranges with the longer term objective of maintaining a portfolio of around 250 stores across the UK, but increasing its total sales area. Comet will continue its renovation programme of core stores, thereby increasing their effective selling area and improving the product mix and store environment. Comet's core stores during the financial year ended 1 February 2003 accounted for 72 per cent. of Comet store sales.

Comet's destination stores, which were first introduced in 1999, aim to offer greater choice, additional in-store services and a better shopping environment. For example, destination stores have home cinema demonstrations, games to try and test areas for vacuum cleaners. As well as offering more choice across most categories, the destination store format has particularly extended ranges in multimedia and electronics. Destination stores in the financial year ended 1 February 2003 accounted for 28 per cent. of Comet store sales. Comet believes that its destination store format based in future on a template of around 1,700-2,000 square metres, which could be introduced in most significant catchment areas, offers a significant opportunity to grow turnover particularly in grey goods and to deliver improved customer experience. Comet aims to open 76 destination stores over the next five financial years, which will result in 78 existing core stores being closed.

Comet has developed a multi-channel retail business to complement its physical store network. e-Comet, which is described further below, allows customers to research and purchase a range of electricals

products over the internet. Comet Direct allows customers to order products over the telephone. Comet's call centre, located in Hull, which also manages calls to Comet stores, supports these direct channels. Comet also sells through Comet Business Services directly to insurance companies (for product claims) and other commercial customers.

BUT

BUT is a leading French furniture and electrical goods retailer in terms of sales, offering a wide choice of good value ("*Le juste prix*"—"The right price") products, ranging from traditional to contemporary style furniture as well as electrical products.

BUT has strong brand awareness, which has been built by consistent advertising campaigns, and a reputation for value for money. The BUT brand is ranked number two with a market share of 10.0 per cent. in the French retail furniture market and has a 3.6 per cent. market share in the retail electrical goods market. Furniture accounts for approximately 60 per cent. of BUT's product sales and electrical goods account for the remaining 40 per cent. Both furniture and electrical products are sold together with various complementary services and products such as electrical accessories, consumer credit and extended warranties. BUT offers consumer credit to its customers, in the form of a revolving credit line. In the financial year ended 1 February 2003, BUT generated sales of £452.9 million (€716.9 million) and retail profit of £53.4 million (€84.5 million).

BUT advertises both nationally and regionally, producing a booklet of promotional offers approximately eleven times a year which is delivered direct to homes across France. National advertising includes leaflets, hoardings, radio and press exposure. BUT also sponsors the French football and rugby league's referees. Regional advertising is managed at a local level but is limited as national advertising is considered by BUT's management to be more effective.

The BUT network was developed using a franchise model although, over time BUT has bought back a significant number of franchises and intends to continue to do so in the future. As at 1 February 2003, 138 BUT stores were operated by independent franchisees. The remaining 101 BUT stores are operated by subsidiaries of BUT, some of which remain partly owned by the original owners. The Directors believe that this franchise and joint ownership approach has helped to create an entrepreneurial culture within the business.

BUT's standard franchise contract allows franchisees to carry and use the BUT brand. BUT is committed to running a national marketing campaign and to organising in-store marketing. BUT provides supporting business systems and organisational services aimed at providing franchisees and store managers with substantial levels of support whilst leaving them with flexibility to respond to local market conditions. Under the terms of the standard franchise contract, BUT has a right of first refusal to buy out franchisees and the franchise contract may, in certain circumstances, be terminated if the store manager or owner changes.

As at 1 February 2003, BUT had 239 stores. Through its out of town store network, BUT is well represented throughout France. The stores are principally located in or near middle sized cities. As at 1 February 2003, BUT's store portfolio had total sales space of 660,000 square metres with an average store size of 2,760 square metres. Each store has its own warehouse (being similar in size to the store selling area) which allows customers to take many items of both furniture and electrical goods with them if they so wish.

One of BUT's key strategic initiatives since 1998 has been to modernise its image by rolling out a new store format. 149 stores have been converted to the new format. The average cost of refurbishing a store is approximately €400,000 (£282,000). The new format, which has been accompanied by a new logo, has improved the store layout and products on offer and has increased selling space. Management believe that the new format should increase BUT's appeal to younger consumers and to middle income households.

In line with this development of its store network, BUT intends to introduce more contemporary design furniture to its product mix to attract younger customers and to increase the extent to which its product range is renewed each year to meet new trends. BUT's strategy is gradually to upgrade its offer to capture more affluent customers without compromising its position in the lower to middle income customer segment.

The Directors believe that BUT's future profit growth will be driven by its store refurbishment, extension and opening programme, the buy back of franchises and centralising supply chain management for certain product categories.

Vanden Borre

Darty acquired 49 per cent. of Vanden Borre, a Belgian electricals retailer, in 1988 and the balance in 1995. Vanden Borre further added to its presence in Belgium in 2000 with the acquisition of Hugo Van Praag. Vanden Borre is committed to the Darty business model based on Every-Day-Low-Prices, choice and service. Brand awareness is being strengthened by way of a nationwide advertising campaign.

As at 1 February 2003, Vanden Borre had a portfolio of 52 stores. The stores vary between 500 square metres and 1,600 square metres in size, being on average 825 square metres, local planning rules limiting Vanden Borre's ability to secure larger sites. Local management is focusing on optimising both revenues and costs of the existing network of stores and, in the short term, also intends to open a limited number of new stores.

BCC

BCC is a Dutch electrical goods retailer which was acquired by Kingfisher in 1997. During the financial year ended 1 February 2003, BCC's performance was adversely affected by the overall slow Dutch economy. However Kesa Electricals is confident that, with changes to the product mix and the increased use of Kesa Electricals sourcing facilities, BCC will return to profitability.

BCC, which has a strong presence in major cities such as Amsterdam and The Hague, has been evolving a new store format which it intends to use for a nationwide expansion into the Southern and Eastern Netherlands. As at 1 February 2003, BCC had 32 stores and two store formats: the smaller old format which varies in size from approximately 225 square metres to 1,000 square metres and new larger stores which range from approximately 1,000 square metres to 2,200 square metres. BCC aims to gain market share by upgrading and expanding its network with a view to increasing its number of stores. BCC has also developed and upgraded its infrastructure to support a larger store network.

Datart

In 2000 Kingfisher acquired a 60 per cent. interest in Datart, a Czech and Slovak electricals retailer. At any time after 5 October 2003, Kesa Electricals has the right to acquire the remaining 40 per cent. of Datart at a price based on Datart's fair market value. Equally, after 5 October 2003, Kesa Electricals can be required to acquire the minority interest in Datart for that price.

While trading at Datart has been difficult, Kesa Electricals believes that both the Czech Republic and Slovakia are attractive markets, comparable to the Western European markets of the 1980s, with similar customer needs and a consolidating market still dominated by independent retailers and that Datart can use its market leading position to deliver superior returns to the Group.

As at 1 February 2003, Datart had a portfolio of 22 stores, ranging from 1,300 square metres to 2,200 square metres in size for those located in shopping centres and varying in size from 200 square metres to 800 square metres for those located on high streets. Kesa Electricals intends to increase Datart's store network further over the medium term and to develop progressively the Darty business principles for the Czech and Slovak markets.

e-Commerce

Kesa Electricals has a well developed multichannel strategy, using the internet and telephone to complement its store network. Comet and Darty each have call centres which are equipped to deal with sales by telephone as well as manage customer calls to stores. Each of Darty, Comet and BUT manage their own transactional websites which allow customers to research and view products on-line, to buy on-line or prepare for shopping in stores, and provide customer specific information. They extend Kesa Electricals' reach to customers in smaller catchments areas in which stores would not be viable. For

example, Comet's website offers the majority of products found in-store, plus over 1,000 "extended range" product and, in 2002, www.comet.co.uk was the most visited on-line electricals retailer and the fourth most visited retail website in the UK *(Source: Nielsen, Net Ratings, March 2003)*. e-Comet generated sales of approximately three per cent. of Comet's turnover in the financial year ended 1 February 2003 whilst e-Darty generated sales of approximately one per cent. of Darty's turnover during the equivalent period. Both e-Comet and e-Darty's transactional websites now generate operating profits.

6. Products and sourcing

Products

Sales of electricals and furniture products by the Kesa Group as a whole during the financial year ended 1 February 2003 by product category were as follows:

	White goods	Brown goods	Grey goods	Electrical accessories	Furniture	Total
Kesa Group Sales (£m)	1,233.5	928.6	505.0	220.8	183.6	3,071.5
Percentage	40%	30%	17%	7%	6%	100%

Sourcing

The Kesa Group's central sourcing function was established in February 1999 with a view to maximising buying power across the Group and negotiating pan-European agreements with major brands. The Group sourcing function also facilitates the introduction of standard product lines across the Group and the development of Kesa Electricals' own brands.

Agreements with suppliers are designed to create a partnership between the supplier and the Kesa Group and allow the Group to benefit from the faster introduction of new products and lower prices, principally upon purchasing volume targets being met. The Group sourcing function negotiates the terms of framework supply agreements with key suppliers on behalf of Group companies. Orders are then placed by each of the operating companies and the goods are delivered directly to the relevant operating company's distribution centres.

The Kesa Group has established a European Core Range. Under this initiative, which was launched at the beginning of 2002, particular items within the core range are selected for display by all operating businesses. This concentrates sales on particular products, which in turn helps the Group negotiate lower product prices, better product availability and shorter delivery periods for new products so that they may be offered to customers promptly following their launch.

Certain products are given one of Kesa Electricals' own brands, such as Proline or IT Works. The Proline brand is typically used as a market entry brand, to enable customers to afford a product, such as a DVD player, at the lower end of the price range. IT Works products aim at covering most of the price segments of the market.

In recent years, Kingfisher Asia Limited, a Kingfisher subsidiary based in Hong Kong, has acted as agent for the Kesa Group in sourcing products in China and South East Asia. This arrangement will be continued after Demerger. A summary of the terms of the sourcing agreement dated 10 June 2003 between Kesa Electricals SAS and Kingfisher Asia Limited is set out in paragraph 17.9 of Part 6 of this document.

Dacem

Dacem manages the procurement and distribution of electrical accessories across the Kesa Group and is an example of the successful integration strategy followed by Kesa Electricals. Dacem's business model is based on a widening product range, currently comprising approximately 4,000 individual product references and advanced logistics, housed in a new 35,000 square metres automated warehouse located to the north of Paris with computerised stock picking. The Directors believe that this new warehouse has the capacity to support the expected growth of Dacem's business until 2007.

Kesa Electricals' operating companies are increasingly sourcing electrical accessories through Dacem. Dacem provides competitive prices for electrical accessories for white, brown and grey products. Dacem's purchasing power allows it to offer lower prices to other operating companies within the Kesa Group as a result of volume discounts and the development of best practice in the sourcing of electrical accessories.

Kesa Electricals also intends to increase significantly the share of electrical accessories in its operating companies' product mix. The Directors believe that the planned development of a wholesale electrical accessories distribution business selling to third parties provides a further growth opportunity.

7. Services

All Kesa Electricals' businesses seek to offer their customers a complete package, comprising not just electrical goods. In addition to in store services such as advice, consumer credit accessories and extended warranties, Kesa Electricals' operating businesses aim to offer high quality home delivery, installation and other after sales services.

Each of the Kesa Group's operating businesses provides home delivery services for large appliances, including the removal of old products and unpacking and installing new products. In the case of Darty and Vanden Borre large appliances are delivered free of charge.

After sales service is an important consideration for customers, particularly given the growing complexity of consumer electrical goods.

Darty offers a free of charge two year warranty for most large appliances as well as for video and some audio products, digital still cameras and vacuum cleaners, and one year in the case of other product categories. Darty has a specialised repair team working in local hubs and centralised workshops. In addition, telephone hotlines channel customer requests towards the appropriate technical departments or to stores so as to provide online technical assistance.

Comet's after sales service is also well integrated with a balanced network of service centres. Comet has helplines supporting television tuning, personal computer installation and mobile phone remote help.

BCC and Datart, which currently have less integrated organisations and less developed offers, intend to move towards Darty's standards, wheras Vanden Borre has already adopted those standards.

BUT's after sales service is operated at store level and typically subcontracted.

8. Extended warranties

All Kesa Electricals' businesses seek to offer their customers extended warranties of between one and five years in duration on a substantial part of each operating business's product range, including major domestic appliances, vacuum cleaners, televisions, video players, sound systems and personal computers. In Darty's case, the extended warranty period is in addition to Darty's overall free warranty scheme.

In the event of a fault with the product arising during the warranty period, the customer can have the product repaired or replaced, with the costs met under the warranty. Each Kesa Electricals operating business makes its own arrangements for repairs to be carried out: Darty mainly uses its after sales service infrastructure which comprises 65 local service centres, three hotlines and a total of over 1,700 engineers. Similarly, Comet's extended warranties are supported by the business's 20 regional service centres and 650 engineers.

Unlike the other Kesa Electricals operating businesses selling extended warranties, Comet's extended warranty products are insurance contracts mainly arranged through Landmark Insurance Company Limited (a subsidiary of American International Group). However, the insurers reinsure a substantial part of their insurance risk with Triptych, Kesa Electricals' own reinsurance business. As at 1 February 2003, Triptych had £123.9 million in cash deposits and liquid investments. Under the terms of its reinsurance arrangements with its insurance company customers, Triptych is required to retain a minimum level of available funds to meet its anticipated claims. At 1 February 2003 a total of £81.3 million of Triptych's cash deposits and liquid investments were subject to this requirement.

In the UK, the supply of extended warranties on domestic electrical goods is currently under investigation by the Competition Commission, following a reference by the Director General of Fair Trading in July 2002 with a view to considering whether any aspects of the UK extended warranty market operate against the public interest. The Competition Commission is due to report its findings and any recommendations to the Secretary of State of Trade and Industry by 2 July 2003, with a decision by the Secretary of State following after the summer. However the Competition Commission has indicated that it expects to seek an extension to its inquiry timetable.

On 28 February 2003 the Competition Commission published a letter identifying potential issues, including the electrical goods retailers' "point of sale advantage" over other providers, based on the fact that many customers buy extended warranties at the same time as the electrical goods to which they relate. On 20 May 2003 the Competition Commission published a further statement, setting out for consultation a number of potential remedies. These include proposals to:

- help customers make more informed decisions about whether to buy an extended warranty, and if so which extended warranty to buy;
- give customers more opportunities to compare different extended warranty products, including various proposals allowing customers to change their mind after purchase; and
- introduce a code of practice governing discounting, staff commissions and behaviour in store.

The Competition Commission stated that it was not currently minded to pursue certain possibilities, such as completely prohibiting a retailer from selling its own extended warranty, requiring retailers to act as vendors for extended warranties from alternative providers or a price or profit control on extended warranty business.

Comet has co-operated fully with the Competition Commission and has strongly emphasised its view that extended warranties provide good value for money, that consumers are aware of the alternatives available to them and that the sector is competitive. However it is not possible to predict the Competition Commission's findings or the remedies (if any) which may be recommended or adopted as a result.

The significant contribution currently made to Comet's current profitability by extended warranties (turnover in the year ended 1 February 2003 of £86.8 million) is very substantially dependent on the ability of Comet to sell those warranties and to finalise the transaction at point of sale. Therefore, any restriction of such ability would have a consequential adverse effect on Comet's revenues and profits. In relation to informational or other behavioural remedies, Comet's business is likely to be affected in line with any resulting decline in extended warranty sales by UK specialist retailers as a whole. There can be no certainty that any commercial initiatives by Comet would be successful in mitigating this financial impact.

9. Distribution

Kesa Electricals' businesses generally operate centralised distribution systems. Individual stores are supplied by a network of national and, where appropriate, regional distribution centres which enable a constant availability of supply.

Darty has seven separate warehouses, two of which mostly supply small products and the remainder servicing specific regions of France by supplying large items. The largest warehouse, located in Mitry, supplies the Parisian region, the north and west of France. Darty's management is currently rationalising its warehouse infrastructure.

Comet has a total of six warehouse facilities at five separate locations in the UK. The national distribution centre is located in Corby (Northamptonshire). It is supplemented by three regional distribution centres in Harlow (Essex), Westbury (Wiltshire) and Golborne (near Manchester). Two further warehouses are located in Burtonwood (Cheshire): one deals with national returns and the other deals with overflow. Comet may exceed available throughput at its Golborne site during 2004. In addition, the lease on both of its Burtonwood warehouses expires in August 2006. Comet is therefore actively considering relocating the Golborne and Burtonwood warehouses during 2004 to a new warehouse. If this were to go ahead the number of warehouses would be reduced to four.

The majority of BUT's products are delivered direct to stores by suppliers. Nevertheless, BUT has three distribution centres located in Orleans, Dijon and Lyon, primarily to centralise the supply of imported furniture (although Orleans also distributes accessories and electrical products). BUT's management believe that further warehouse space in Lyon is required, principally to handle kitchens, bathrooms and other large items.

Vanden Borre operates one central warehouse near Brussels and a home delivery platform from another site near Antwerp.

BCC owns a central warehouse near Amsterdam.

Datart operates one central warehouse in the Czech Republic. There is no central distribution warehouse in Slovakia where all products are delivered direct to each store by the supplier. Following the Czech Republic and Slovakia's accession to the European Union and the lifting of cross border trade restrictions between the two countries, the central warehouse in the Czech Republic will serve the needs of Datart stores in both countries.

Dacem operates one distribution centre, a new warehouse in Moussy to the north of Paris. From here Dacem delivers electrical accessories into the distribution networks of the Kesa Group operating companies. Part of Dacem's new warehouse has been sub-let to a third party, but there is still significant spare capacity.

10. Information systems and intellectual property

Information systems

The Kesa Group operates a number of different business specific IT systems which are maintained either in-house or by third parties. The Group's IT strategy is focused on delivering a common information system platform for the commercial and supply chain activities of all Kesa Group operating companies via the implementation of an internal IT project. This project has involved the investment of €6 million (£4.2 million) by the Group since 2001 and will require further investment of the same amount. The Group anticipates that the project should be completed in 2005.

Darty

Darty has a centralised IT function covering its information systems and also provides computer services and network connections to Dacem. Darty is currently in the process of setting up a shared IT service centre to manage the common information system (relating to commercial and supply chain activities) on behalf of Comet and Darty.

Comet

Comet uses both proprietary software and standard software packages. Comet's IT strategy involves:

- Constant development of customer facing solutions. This aims to ensure that customers positively discriminate in favour of Comet, and allows customers as much choice as possible when buying Comet goods, whether it is over the internet, by telephone or in-store.
- Maintenance and improvement of operational effectiveness through a number of ongoing strategic projects.

Although not all of Comet's existing IT systems are fully capable of handling information relating to the Euro, Comet only regards this as necessary should the UK government declare its firm intention to adopt the Euro. In the meantime, Comet ensures that any new systems adopted are capable of handling the Euro prior to implementation.

BUT

A specialised subsidiary of BUT, Infomag SAS, manages BUT's information systems, other than those relating to its insurance and financial services activities. Infomag SAS owns the hardware and software used in all BUT stores (both owned and franchised).

Vanden Borre

Vanden Borre operates a fully integrated IT system, consisting mostly of proprietary software. All stores have a direct connection with Vanden Borre's central IT system. Recently, Vanden Borre launched its after sales service project and activated its interactive website. Both are aimed at improving customer service.

BCC

BCC has made significant investment in its IT systems over the last three years. The capability now exists to manage further business growth and extensions to the store portfolio. Nevertheless, an upgrade to SAP Enterprise, a web based version of SAP, BCC's core IT application, is planned for July 2003, and will further improve functionality. Management plan to roll out SAP retail and store management modules in 2004.

Datart

Datart is in the process of implementing new IT systems all of which were developed in-house with the exception of the finance module, which was purchased externally. The new system will have wide ranging applications, and will service all Datart's accountancy, payroll, property, sales, imports and exports needs. The software is Euro compliant even though the Czech Republic and Slovakia are not expected to adopt the Euro as their currency until 2007, after their accession to the European Union.

Intellectual property

The Kesa Group's intellectual property rights include trade marks and domain names associated with its key brands, and other rights (such as copyright) associated with its websites and software. The Group relies on a combination of trade mark, passing-off, copyright and confidentiality laws, as well as contractual restrictions, to establish its business and proprietary rights, and to protect information. The Group does not own all the intellectual property rights relating to the software underlying its IT systems. In such cases it relies on software licensed in from third party suppliers.

Data protection

The Kesa Group recognises the importance of maintaining the confidentiality of customer information and complying with applicable data protection legislation.

11. Property

The Group's head office will be located at 22-24 Ely Place, London EC1N 6TE. The Group will also maintain its current office at 153, rue de Courcelles, Paris 75017.

As at 1 February 2003, Darty owned 94 freehold properties, including its head office in Bondy, near Paris, and 166 leasehold properties throughout France. The leases are mostly commercial, granted for an initial term of nine to twelve years and renewable in accordance with the mandatory provisions of the French commercial code. During the terms of the leases, the rents are generally reviewed annually on the basis of the variation in the construction cost index published by INSEE (the French national institute of statistics).

Comet has its head office in Rickmansworth, Hertfordshire, and has four distribution centres at Corby, Harlow, Westbury and Golborne and two further warehouses in Burtonwood. In addition, Comet operates a call centre and business support unit in Hull. Comet has a leasehold interest in each of these properties, save in respect of Corby, which it owns, and Golborne, which is owned by the distribution contractor, Exel. The leases for each of Westbury and Harlow expire in two years and seven years respectively, and are excluded from statutory security of tenure provisions. Comet will therefore need to negotiate renewals with the relevant landlords or will have to relocate from these premises. The landlord of Westbury has however agreed in principle to grant a new lease of that property.

Apart from owned stores in Crawley, Glasgow (Dumbarton Road) and a vacant store at Newport, the remainder of Comet's stores are held on short leasehold arrangements, with lease terms which typically range from 15 to 25 years, including five yearly upwards only rent reviews by reference to open market rent. A large proportion of the lease terms expire between 2010 and 2020. Therefore during that period increased reinstatement liabilities may arise which may result in higher dilapidations expense at that time. There may be additional estate management issues which arise due to the requirement to negotiate new leases and/or secure new premises. Under the leases, approximately 30 rent reviews were outstanding (as at 9 June 2003) relating to the period prior to 31 January 2003 and over 85 are due to take place in the financial year ending 31 January 2004. Accordingly, rental liabilities may increase significantly in the near term and Comet makes budgetary provision for estimated increases.

BUT has its head office near Paris and distribution centres in Lyon, Dijon and Orléans. BUT has a leasehold interest in each of these properties, save in respect of the head office, in which it owns a freehold interest. The remainder of BUT's properties are freehold (38 sites) and leasehold (63 sites). The BUT leases generally have the same characteristics as the Darty leases.

Vanden Borre operates a central warehouse at its headquarters in Lot, and a delivery platform, call centre and white goods workshop in Wommelgem. Store distribution is managed from Lot. All of Vanden Borre's 55 properties are leasehold.

As at 1 February 2003, BCC owned three freehold properties (its combined head office and central warehouse and two retail stores), leased 30 stores and had four new leasehold stores in development.

As at its last year end, Datart occupied 17 leasehold properties in the Czech Republic comprising 15 stores, and its head office and national distribution centre each in Prague. There are a further seven leasehold stores in Slovakia together with a leased office in Bratislava.

Dacem operates a 35,000 square metres distribution centre in Moussy, to the north of Paris. Dacem's head office is situated in Bobigny.

12. Management and Corporate Governance

The Kesa Group's multicultural management team is highly experienced: senior executives have, on average, over 15 years' experience in the retail sector. The Kesa Group is managed in discrete operational units, reinforced by a strong central team to oversee business development, sourcing, human resources, IT, finance and internal audit.

The new Group head office will carry out treasury, Group accounting and taxation, investor relations, legal and company secretarial functions as well as other Group activities supporting and supplementing local management functions. Martin Reavley will act as the company secretary of Kesa Electricals, pending the formal appointment of a successor.

The Board of Kesa Electricals will be responsible for setting the Kesa Group's strategy, overseeing the long term development of its businesses and reviewing their performance.

Kesa Electricals will operate monthly meetings of an executive committee made up of the Chief Executive, the Finance Director, three vice presidents and the managing directors of each operating company.

The executive committee is responsible for overseeing the operational performance of the Kesa Group's business in conjunction with the operating business's boards and their management teams. The executive committee is also a forum in which expertise and best practice can be disseminated across the Group.

The Board

David Newlands (56), Chairman, Kesa Electricals

David Newlands was formally appointed non-executive Chairman of Kesa Electricals on 13 June 2003. He joined Deloitte & Touche in London in 1963 and became a partner in 1977. He joined Saatchi & Saatchi plc in 1986 as group finance director. Between 1989 and 1997 he was group finance director of GEC plc. He is non-executive chairman of Tomkins plc and a non-executive director of Standard Life Assurance and several private companies.

Jean-Noël Labroue (55), Chief Executive, Kesa Electricals

Jean-Noël Labroue was appointed Chief Executive of Kesa Electricals on 13 June 2003 having been chief executive of the Kesa Group, and a member of the Kingfisher board, since autumn 2000. From spring 2000 to autumn 2000 he was first senior vice president of the Kesa Group and responsible for business development, logistics and IT. He was chief executive of Darty between 1994 and 2000, having previously held a number of senior roles at Darty since joining the company in 1979. He worked with Intertechnique, a computer manufacturer, as commercial director from 1972 to 1979. Jean-Noël is a trained engineer and graduated with a Master of Science from the Northwestern University, Chicago in 1971.

Martin Reavley (48), Finance Director, Kesa Electricals

Martin Reavley was formally appointed Finance Director of the Kesa Group on 13 June 2003. Martin first joined Kingfisher in August 1987 as group tax manager, becoming general manager of corporate finance two years later and subsequently spent a year as director of business development during 1993 and 1994. He left Kingfisher to join Bass plc in 1994 as director of corporate finance and planning. He

spent his final year within the Bass group working as executive vice president and chief financial officer of Holiday Inn Worldwide before leaving in 1998 and rejoining the Kingfisher Group. Since then he has been finance and development director of Kingfisher Electrical Retail Limited, Kingfisher's director of corporate development and managing director of Chartwell Land plc before being appointed to his current role. Martin graduated from Cambridge University in 1976 with a modern languages degree.

Michel Brossard (59), Non-executive Director, Kesa Electricals

Michel Brossard was appointed non-executive Director of Kesa Electricals on 13 June 2003. Michel was General Manager of Philips E.G.P. until April 1999. Michel then moved to become General Manager of the Philips France Consumer Electronics Division where he stayed until January 2002. Michel has also served as Chairman of the French Electronics Manufacturers Syndicate. Michel graduated from the *Institut d'Etudes Politique de Paris.*

Peter Wilson (62), Non-executive Director, Kesa Electricals

Peter Wilson was appointed non-executive Director of Kesa Electricals on 13 June 2003. Peter was employed by the Gallaher group from 1969 to 1999, becoming chairman and chief executive in 1994. Peter is currently non-executive chairman of Gallaher Group Plc and holds non-executive directorships of Powergen Limited, Somerfield Plc and Fortune Brands, Inc. Peter graduated from Oxford University with a Masters in Law degree.

Andrew Robb (60), Non-executive Director, Kesa Electricals

Andrew Robb was appointed non-executive Director of Kesa Electricals on 13 June 2003. Andrew worked for the P&O Steam Navigation Co. from 1971 to 1989, initially as financial controller and, from 1983, as group finance director. From 1989 to 2001 he was group finance director of Pilkington plc. He remains an executive director of Pilkington but will retire from that board at the end of July. From 1993 to 2003 Andrew also served on the board of Alfred McAlpine plc as a non-executive director and chairman of the audit committee. Andrew is a Fellow of the Chartered Institute of Management Accountants and holds a Joint Diploma in Management Accounting.

Senior Management

René Aubertin (51), Senior Vice President Sourcing, Kesa Electricals

René Aubertin joined the Kesa Group in 2001. He was appointed senior vice president, Sourcing, of the Kesa Group in 2002. Prior to this René has held various positions with Darty since 1979: product director (Paris, Ile de France); central sales director (Paris, Ile de France); director general of Darty Ouest and commercial director. Before joining Kingfisher, he was head of sales and purchase of the Jelmoli department store (Karstadt Group) in Lyon and category manager at Groupe Promodès. He graduated from the *École Supérieure de Commerce de Lyon* in 1974.

Christian de Bronac (48), Senior Vice President Strategy and Development, Kesa Electricals

Christian de Bronac was appointed senior vice president strategy and development of the Kesa Group in 2002. Christian joined Darty in 1985, and became director general of Darty-Rhone-Alpes and subsequently moved to Darty in Paris where he was central sales director (Paris, Ile de France), group development director and finally director general and was a member of the Darty board. He began his career working for Kodak Pathé in Paris, where he occupied numerous different marketing and commercial positions. He graduated from the *École des Hautes Études Commerciales (HEC)* in 1980.

Mark Pearson (47), Vice President Human Resources, Kesa Electricals

Mark Pearson was appointed vice president human resources of the Kesa Group in July 2000. He joined the Kingfisher Group from the Case Corporation, where he had been since November 1997 when he was appointed european human resources and quality director. Prior to that, he had been with the Polaroid Corporation as international human resources director since June 1992. Mark studied at Cambridge University where he graduated with a degree in history and he also has a Master of Science degree in industrial relations and human resources from the London School of Economics.

Serge Amiard (56), President of the management board, Darty

Serge Amiard was appointed president of the Darty management board in February 2002. He has been with the Kesa Group since 1997, when he was appointed senior vice president sourcing and was also responsible for international development. Prior to this, Serge has been successively managing director for France and executive vice president for marketing and sales for Europe for Thomson from 1993 to 1997. He was also chairman of Simavelec, chief operating officer of Sanyo-Fisher, and was employed by Darty for eleven years where he held the positions of head of brown products, white and brown products director and corporate sales director. He is a graduate of the *École Supérieure de Commerce du Havre.*

Simon Fox (42), Managing Director, Comet

Simon Fox was appointed managing director of Comet in February 2003. Simon has previously held the positions of sales director and finance, systems and strategy director of Comet. He was also chief executive of Kingfisher's e-Electricals business from 2000 to 2001. In his early career, Simon worked for Security Pacific Bank, Boston Consulting Group and Sandhurst Marketing plc. In 1989 he founded Office World and was its managing director until joining Kingfisher in 1998. He graduated with a degree in economics from Cambridge University in 1982.

Daniel Fontaine (52), President of the management board, BUT

Daniel Fontaine became managing director of BUT in 1990. Daniel joined BUT in 1976 as assistant manager of the Rouen store, a position he held for six years until being appointed regional finance director for Normandie in 1982. He then became group finance director in 1984 before being appointed to his current office. Daniel was a founding shareholder of Infomag SAS which was established in 1984 and sold to BUT in 1997.

Peter Brussel (45), Managing Director, BCC

Peter Brussel was appointed managing director of BCC in 1991. Peter started his career by joining BCC in 1978 as a store manager and was promoted in 1985 to manager operations, becoming responsible for all stores. In 1988 he was promoted again and was appointed deputy director operations. In this position he was responsible for stores, logistics, finance, human resources and after sales.

Victor Ragoen (48), Managing Director, Vanden Borre

Victor Ragoen was appointed Managing Director of Vanden Borre in 1995. He joined Vanden Borre in 1991 as a managing partner, responsible for marketing, sales and purchasing. Prior to this Victor spent ten years with American Express in Brussels and Paris, where he held numerous different positions in the marketing, sales and financial area. He started his career at Ogilvy & Mather advertising agency and graduated with a degree in applied economics from *Vlaamse Ekonomische Hogeschool* (Brussels) and a Masters of Marketing from Vlerick Management School (Ghent).

Pavel Slama (38), Managing Director, Datart

Pavel Slama became managing director of Datart in 2000 where he is responsible for consumer electronics retail and marketing. Pavel is one of the five minority shareholders who established Datart in 1991. Prior to establishing Datart, he gained experience in real estate investment, joining REK Group in 1998 as vice president and was also on the supervisory board. He was previously appointed managing director of TLP, a publishing house, in 1994. He studied mathematics, physics and economics at the Charles University Prague and FAMU Prague between 1983 and 1989.

Jean-Michel Ravel d'Estienne (56), Managing Director, Dacem

Jean-Michel Ravel d'Estienne was appointed managing director of Dacem in June 1987. Prior to this, he spent eight years in Paris with Darty, joining in May 1978 as chief financial officer and subsequently becoming commercial director in 1983. He graduated in 1970 from the *École Supérieure de Commerce de Paris* and went on to begin his career at Arthur Andersen as a consultant, before joining POMONA in Paris as internal audit director.

Corporate governance

The Board supports high standards of corporate governance. Following Admission, the Board intends to comply with the principles of good governance and code of best practice contained in the Combined Code published by the UK Listing Authority.

The Board has established audit, remuneration and nomination committees, each of which has duties and responsibilities formally delegated to it by the Board.

Audit Committee

The Audit Committee comprises the three independent non-executive Directors and its chairman is Andrew Robb. It will meet at least three times each year and its main role and responsibilities will be:

- to review and monitor the integrity of the financial statements of the Company, including changes in accounting policy;
- to review the Company's financial reporting and control policies and procedures and risk management systems;
- to approve the terms of reference of the Company's internal audit function, and to monitor and review its effectiveness;
- to make recommendations to the Board in relation to the appointment of the external auditor, their remuneration and terms of engagement;
- to monitor and review the external auditor's independence, objectivity and effectiveness;
- to approve the nature and scope of external and internal audit; and
- to develop and implement policy on the engagement of the external auditor for non-audit services.

Remuneration Committee

The Remuneration Committee comprises the three independent non-executive Directors and its chairman is Peter Wilson. It will normally meet at least twice each year and it will be responsible for advising the Board on the Company's executive remuneration policy and related costs, the remuneration and benefits of Directors and certain senior executives The Committee will recommend appropriate performance conditions for incentive plans, including share plans, and will approve awards under those plans and monitor their operation. The Committee will also advise on the form of the contract for executive Directors including contractual termination terms.

Nomination Committee

The Nomination Committee will be appointed by the Board from time to time and its members shall comprise the Chairman, Chief Executive and two other directors. The Nomination Committee will be chaired by the Chairman. It will meet on an ad hoc basis and be responsible for identifying and nominating for the approval of the Board, candidates to fill Board vacancies as and when they arise and for making recommendations to the Board regarding succession plans for both executive and non-executive Directors.

13. Employees

The success of Kesa Electricals as an electrical and furniture retailing specialist will depend to a large extent on the ability of each of its operating companies to provide consistently high customer service through motivated and knowledgeable employees. Kesa Electricals is committed to the following:

- **Developing the best:** The Group will continue its focus on developing the skills of employees through tailored learning programmes—both on and off the job—as well as through structured best practice exchanges between operating companies to leverage excellence and share solutions.

- **Communicating:** A two-way process of cascade and feedback around practical issues will ensure that employees know the broader context of their actions and that innovation is quickly transformed into improved customer satisfaction at every level of the organisation. This will work alongside formal consultation requirements with employee representatives—at both local and European level. In accordance with European law, Kesa Electricals intends to establish a European Works Council within two months of the Demerger.

- **Aligning performance and reward:** The Group will incentivise individuals and teams to deliver their part of overall profit targets. The Directors intend to make share ownership a central theme of their people-management approach, using sharesave arrangements for all employees and share-based incentives for managers, so as to align the interests of employees and shareholders.

The table below sets out the average number of employees employed by the Group in each of the last three financial years, as extracted without adjustment from the accountants' report on the Kesa Group set out in Part 3 of this document:

Average number of persons employed	**2001**	**2002**	**2003**
Stores	16,480	17,364	18,487
Distribution	6,395	7,341	7,117
Administration	2,235	2,592	2,570
TOTAL	25,110	27,297	28,174
The equivalent number of employees working full time is:	20,624	22,354	23,964

14. Summary financial information on the Kesa Group

The table below, the contents of which have been extracted without adjustment from the accountants' report on the Kesa Group in Part 3 of this document, summarises the trading record of the Group for the three years ended 1 February 2003. Shareholders should read the whole document and should not rely solely on the summary information set out below.

	53 weeks ended 3 February 2001	**52 weeks ended 2 February 2002**	**52 weeks ended 1 February 2003**	***52 weeks ended 1 February 2003***
	£m	**£m**	**£m**	***€m[(2)]***
Turnover including share of joint ventures	2,976.1	3,223.7	3,439.6	*5,444.9*
Retail profit[(1)]	199.1	206.7	193.3	*306.0*
Profit on ordinary activities before interest and taxation	193.3	204.7	178.7	*282.9*
Cash flow from operating activities	187.1	277.6	247.4	*391.6*

Segmental analysis

	53 weeks ended 3 February 2001	**52 weeks ended 2 February 2002**	**52 weeks ended 1 February 2003**	***52 weeks ended 1 February 2003***
	£m	**£m**	**£m**	***€m[(2)]***
Turnover				
Darty	1,238.9	1,290.2	1,309.7	*2,073.3*
Comet	1,205.8	1,335.6	1,406.1	*2,225.9*
BUT	338.2	379.0	452.9	*716.9*
Group share of joint ventures turnover	8.5	12.0	15.1	*23.9*
Other	184.7	206.9	255.8	*404.9*
Total Group including share of joint ventures	2,976.1	3,223.7	3,439.6	*5,444.9*
Retail profit[(1)]				
Darty (including share of joint ventures and associates)	118.6	120.9	100.5	*159.1*
Comet	33.1	38.4	43.3	*68.5*
BUT (including share of associate)	45.3	51.6	53.4	*84.5*
Other	5.9	(1.4)	(0.6)	*(0.9)*
Central costs	(3.8)	(2.8)	(3.3)	*(5.2)*
Total Group including share of joint ventures and associates	199.1	206.7	193.3	*306.0*

(1) Retail profit represents total operating profit including share of joint ventures and associates before exceptional items and goodwill amortisation.

(2) Profit and loss account information in euros is provided for illustrative purposes only and is translated at the average 2003 exchange rate of €1.583 for £1.

The Kesa Group's turnover including share of joint ventures has grown from £2,976.1 million to £3,439.6 million in the three financial periods ended 1 February 2003. This reflects growth of 8.3 per cent. in the period ended 2 February 2002 and 6.7 per cent. in the period ended 1 February 2003.

Growth in the Kesa Group's store portfolio has been one of the major factors behind its sales growth in the three financial periods to 1 February 2003. The Kesa Group's total store numbers have risen from 733 (including 172 independent franchisees) at 30 January 2000 to 790 (including 138 independent franchisees) at 1 February 2003 and this has principally been driven by acquisitions. These include the progressive acquisition of 36 franchisees' stores by BUT, the acquisition by Vanden Borre of Hugo Van Praag in February 2000 (30 stores) and the acquisition of 60 per cent. of Datart in October 2000 (15 stores). Whilst Comet's store numbers have declined in overall terms from 262 at 30 January 2000 to 251 at 1 February 2003, its selling area has increased over this period from 194,000 square metres to 239,400 square metres based on continued development of its larger destination store format. Darty has added 23 stores in the period.

The Kesa Group experienced like for like sales growth of 1.8 per cent. in the period to 2 February 2002. However, whilst absolute sales levels increased during the period to 1 February 2003, like for like sales fell by 0.6 per cent. due to the effects of a weakening in consumer demand in the European electrical goods markets.

The Kesa Group has maintained its product margin levels by optimising its sales mix towards higher value added product segments whilst retaining a competitive position in entry price products. At a product category level, white and brown goods have accounted for in excess of 70 per cent. of the Kesa Group's product sales in each of the three financial periods ended 1 February 2003. In recent years the relative importance of these traditional products has decreased marginally as a result of increasing demand for electrical accessories (procured by Dacem) and increasing demand for some categories of grey products (including mobile telephones and digital still cameras).

The Kesa Group's retail profit increased from £199.1 million in the 53 week period to 3 February 2001 to £206.7 million in the 52 week period to 2 February 2002. However, retail profit fell to £193.3 million in the 52 week period ended 1 February 2003. The strengthening of the euro over the period has benefited the Kesa Group's reported retail profit in sterling by approximately £6 million over the three financial periods.

The £13.4 million decrease in retail profit in the 52 weeks ended 1 February 2003 resulted from a mixed trading performance across the KESA Group:

- Darty's retail profit decreased by 16.9 per cent. to £100.5 million due to the combined effect of the unexpected downturn in consumer demand and higher operating expenses that were largely committed before the downturn.
- Comet's retail profit increased by 12.8 per cent. to £43.3 million, despite a difficult UK environment, due to the strong performance of its recently launched consumer credit offering and a reduction in promotional credit costs due to strong conversion rates.
- BUT also increased retail profits by 3.5 per cent. to £53.4 million as a result of the purchasing efficiencies achieved from increased supplier concentration, the acquisition of franchisees, changes in sales mix towards higher margin branded products, and an increased share in the profits of its consumer credit activity.

The smaller operating companies in the Kesa Group have experienced increased competition in their local markets in the last two financial periods and, whilst Vanden Borre has remained profitable, BCC and Datart incurred losses in the 52 week period ended 1 February 2003.

The key priority of the Kesa Group in the forthcoming years is to restore profits and cash generation to the levels experienced historically. This will require improvement in Darty's profitability based on the successful implementation of a new store format (which is currently being introduced) and savings in regional administrative costs. It will also, to a lesser degree, require a turnaround at BCC and Datart. At Comet, the outcome of the inquiry by the Competition Commission into its sales of extended warranties in the UK marketplace already explained will play a significant part in determining its future performance.

Kesa expects that, during the financial year ending 31 January 2004, the Kesa Group will be subject to an effective tax rate in the order of 36 per cent.

15. New long term loan facility

On Demerger, Kesa International Limited, a wholly owned subsidiary of Kesa Electricals expects to drawdown approximately £520 million (€737 million) from a new long term loan facility to repay the outstanding funding balances owed by the Kesa Group to the Kingfisher Group. The impact of drawdown under the Facility Agreement at 1 February 2003 is illustrated in the pro forma financial information contained in Part 4 of this document. As Kesa Electricals' working capital requirements are seasonal, the amount outstanding under the Facility Agreement will vary throughout the year. The Directors expect that its weighted average additional funding requirements for the current financial year will be approximately £40 million (€57 million). The terms of the Facility Agreement are described in paragraph 17.6 of Part 6 of this document.

16. Current trading and prospects

The Kesa Group is continuing to face tough market conditions in continental Europe for both electricals and furniture products. Total sales for the first quarter grew 9.1 per cent. but declined 1.3 per cent. on a like-for-like basis. Retail profit fell by approximately 16 per cent. at constant exchange rates, in this seasonally less significant quarter.

Although economic conditions remain difficult, especially in continental Europe, the Board considers that the prospects for the Group as a whole for the current financial year remain in line with its expectations.

The French electricals market continued to decline, suffering from continued weak consumer confidence. Reported profit for France was down 1.5 per cent. but, after excluding currency translation gains, fell by nearly 11 per cent.

In this challenging environment, Darty saw its sales increase by 0.2 per cent. in local currency, down 1.8 per cent. on a like-for-like basis. Strong growth continued in digital still cameras, large screen televisions, laptops and electrical accessories. However, sales of white goods continued to decline. The product mix, which shifted towards new technology products, again impacted gross margin. Darty continued its programme of space expansion during the quarter by opening a further two stores, including a new format at Sainte Genevieve des Bois with greater emphasis on multimedia and electrical accessories. Darty now operates 194 French stores.

Total sales at BUT grew by 3.5 per cent. in local currency, while like-for-like sales declined by 3.7 per cent. The furniture market also suffered from the weak consumer back drop. Retail profit decreased 14 per cent. in local currency.

The electricals market continues to be stronger in the UK than in Continental Europe. Comet grew like-for-like sales of major appliances by 3.5 per cent. with dishwashers and fridge freezers performing well. Sales were also strong in mobile and landline phones and laptops. Sales of brown goods fell by 5 per cent. compared to a strong comparable quarter in 2002 during which Microsoft launched the X-Box. Sales growth within the category again came from newer product areas such as plasma screen and LCD televisions.

Comet opened one new interactive destination store during the quarter, bringing the total to 44.

Retail profit grew during the quarter, benefiting from ongoing margin and cost management programmes.

The markets in which Vanden Borre, BCC and Datart operate were generally challenging, with poor consumer confidence and increasing competitive pressure. Overall, the businesses achieved solid sales growth with a like-for-like increase of 0.6 per cent. and total sales growth of more than 27 per cent.

However, the sales uplift achieved was insufficient to offset the effect of margin pressure and the costs associated with opening stores. As a result, operating losses increased marginally over the same period last year.

17. Group dividend policy

The Directors intend to maintain a progressive dividend policy, recognising the cash generative nature of the Group's operating businesses, with a view to maintaining average dividend cover over time of around two times. It is intended that the Group's interim dividends will be paid in December and final dividends will be paid in July in the approximate proportions of 25 per cent. and 75 per cent. respectively of the total annual dividend.

Subject to the business performing in line with current expectations, the Directors expect to pay in December 2003 an interim dividend of 0.5 pence per unconsolidated Kesa Share (or 2.5 pence per consolidated Kesa Share) for the six month period ending 2 August 2003.

PART 2
FURTHER INFORMATION RELATING TO THE DEMERGER

1. Basis of the Demerger

Dividend in specie

The Demerger is conditional on the passing of the Demerger Resolution to be proposed as an ordinary resolution at the EGM, and on Admission.

The Demerger will be effected by Kingfisher declaring a dividend on the Kingfisher Shares which will be satisfied by the allotment and issue by the Company of Kesa Shares, credited as fully paid up, to the holders of Kingfisher Shares on the Kingfisher Share Register at the Demerger Record Time, on the basis of:

one Kesa Share of nominal value 5 pence
for each Kingfisher Share of nominal value 13.75 pence

held at the Demerger Record Time save that the number of Kesa Shares to be allotted and issued to each of Helen Jones and Francis Mackay as holders of Kingfisher Shares will be reduced by the number of Kesa Shares already held by them for the purposes of the Demerger (being thirteen and seven Kesa Shares respectively) so that, upon the Demerger becoming effective, all holders of Kingfisher Shares (including Helen Jones and Francis Mackay) will hold one Kesa Share for each Kingfisher Share held at the Demerger Record Time.

In consideration for the issue of Kesa Shares to Kingfisher Shareholders, Kingfisher will transfer to the Company the whole of the issued share capital of Kesa Holdings Limited (the holding company for the underlying Kesa Group).

Share consolidations

Immediately after the Demerger is effective, the share capital of Kesa Electricals will be consolidated. Consequently, Kesa Shareholders will receive:

one consolidated Kesa Share of nominal value 25 pence
for every five non-consolidated Kesa Shares of nominal value 5 pence each

issued pursuant to the Demerger Dividend.

For any Kesa Shareholder whose holding of non-consolidated Kesa Shares of nominal value 5 pence each immediately after Admission is not exactly divisible by five, the resultant number of consolidated Kesa Shares that each Kesa Shareholder receives will be rounded down to the nearest whole number and a fractional entitlement to a consolidated Kesa Share will arise.

In addition (conditional on the passing of the Consolidation Resolution at the EGM) the share capital of Kingfisher will be consolidated on the basis of seven Kingfisher Shares of nominal value 15 5/7 pence each for every eight Kingfisher Shares of nominal value 13.75 pence held at the Demerger Record Time. For any Kingfisher Shareholder whose holding of non-consolidated Kingfisher Shares immediately after Admission is not exactly divisible by eight, the resultant number of consolidated Kingfisher Shares that each Kingfisher Shareholder receives will be rounded down to the nearest whole number and a fractional entitlement to a consolidated Kingfisher Share will arise.

Individual fractional entitlements to consolidated Kingfisher Shares and consolidated Kesa Shares will be aggregated and sold in the market. Kingfisher will retain the aggregate proceeds of sale of such consolidated Kingfisher Shares and consolidated Kesa Shares unless the aggregate amount to which any shareholder would be entitled (net of any commissions, dealing costs and administrative expenses) is £1 or more in which case that entitlement will be distributed to such shareholder proportionately to his entitlement, with cheques for such proceeds expected to be despatched to those entitled (at their risk) by 14 July 2003. Commissions, dealing costs and administrative expenses are expected to be approximately 0.2 per cent. of the proceeds of sale of such consolidated Kesa Shares and consolidated Kingfisher Shares.

The number of Kesa Shares in issue following the Demerger and Kesa Share Consolidation is not expected to exceed 529,585,913 Kesa Shares of 25 pence each, being based on the aggregate of 2,647,679,567, the number of Kingfisher Shares in issue on 13 June 2003 (the latest practicable date prior to the date of this document) and 250,000, Kingfisher's estimate of the maximum number of additional Kingfisher Shares which may be issued prior to the Demerger Record Time.

2. Demerger Resolution

The notice of the EGM appears on pages 61 to 64 of the Circular.

The purpose and effect of the Demerger Resolution (which is conditional upon Admission) is to effect the Demerger by declaring a dividend equal to the book value of Kingfisher's interest in Kesa Holdings Limited and which is to be satisfied by the transfer of the entire issued share capital of Kesa Holdings Limited to the Company in consideration for which the Company will allot and issue the Kesa Shares, credited as fully paid up, to the holders of the Kingfisher Shares as set out under "Basis of the Demerger" above. Approval by Kingfisher Shareholders of the Demerger Dividend is required by the articles of association of Kingfisher and by the Listing Rules.

3. Admission, dealings, share certificates and CREST and arrangements for French shareholders

Admission

Application has been made for the admission of the Kesa Shares to the Official List in accordance with the Listing Rules and to trading on the London Stock Exchange's market for listed securities. It is expected that Admission will become effective and dealings for normal settlement in the Kesa Shares will commence on 7 July 2003.

Application has also been made for the admission of the Kesa Shares to the *Premier marché* of Euronext Paris. It is expected that admission will become effective and dealings for normal settlement in Kesa Shares will commence on the *Premier marché* on, or shortly after, 7 July 2003.

Dealings

For a transferee to be a registered holder of Kingfisher Shares by the Demerger Record Time, a transfer of Kingfisher Shares must be recorded on the Kingfisher Share Register held by the Registrars by close of business on 4 July 2003.

Share certificates

Holders of Kingfisher Shares on the Kingfisher Share Register at the Demerger Record Time will constitute the opening Kesa Share Register.

The entitlement to receive Kesa Shares pursuant to the Demerger is not transferable save to satisfy valid market claims. It is expected that definitive certificates in respect of consolidated Kesa Shares of nominal value 25 pence each will be posted to entitled holders of Kesa Shares (who hold their shares in certificated form) at their registered address on the Kingfisher Share Register no later than 14 July 2003. Temporary documents of title will not be issued. Pending despatch of the certificates, transfers will be certified against the Kesa Share Register by the Registrar. Share certificates will be despatched to Kesa Shareholders at their own risk.

CREST

CREST is a paperless settlement system enabling shares to be evidenced otherwise than by a certificate and transferred otherwise than by a written instrument. The Company's Articles will permit the holding of Kesa Shares under the CREST system. The Company has applied for its shares to be admitted to CREST with effect from Admission.

Holders of Kingfisher Shares on the Kingfisher Share Register at the Demerger Record Time who hold their Kingfisher Shares in uncertificated form through CREST will receive uncertificated Kesa Shares into the same CREST accounts immediately following Admission.

Dividend Mandates

Existing dividend mandates to bank or building society accounts given in relation to dividends paid by Kingfisher will continue to apply to Kingfisher Shares and will also be applied automatically to Kesa Shares arising as a result of the Demerger.

French Shareholders

At the Demerger Record Time, Kesa Shares will be issued by the Company to Euroclear France on behalf of those individuals who hold entitlements to Kingfisher Shares through Euroclear France on the basis of the ratio set out in paragraph 1 above. Euroclear France will then credit entitlements to such Kesa Shares to those of its affiliates holding entitlements to Kingfisher Shares on behalf of the holders of such entitlements.

The Kesa Shares issued to financial intermediaries on behalf of holders of entitlements to Kesa Shares will be consolidated on the basis of one Kesa Share of nominal value 25 pence for five Kesa Shares of nominal value 5 pence each.

The consolidation will be carried out automatically by Euroclear France, which will issue the entitlements to consolidated Kesa Shares to the relevant financial intermediaries on behalf of their respective clients.

Fractional entitlements to Kesa Shares will be centralised by BNP Paribas Securities Services on behalf of holders of entitlements to Kesa Shares. The corresponding Kesa Shares will be sold on the *Premier marché* of Euronext Paris or the London Stock Exchange by BNP Paribas Securities Services as soon as possible and the proceeds of sale, less commission and sale costs, will be transferred to the relevant financial intermediaries, on behalf of the holders of entitlements to Kesa Shares.

These transactions will require no action on the part of holders of entitlements to Kingfisher shares through Euroclear France. Details of the consolidation of Kesa Shares and Kingfisher Shares will be set out in an announcement to be published by Euronext Paris.

Holders of the Kingfisher Shares at the Demerger Record Time whose names appear on the Kingfisher Share Register with an address in France (and who do not therefore hold such shares through Euroclear France) will receive definitive certificates in respect of Kesa Shares or uncertificated Kesa Shares into the same CREST accounts on which they hold their Kingfisher Shares, depending on whether they hold their shares in certificated or uncertificated form, in the manner described in this paragraph.

4. Continuing arrangements between Kesa Electricals and Kingfisher

Following the Demerger, Kingfisher and the Company will each operate as separate publicly listed companies and neither Kingfisher nor the Company will retain any shareholding in the other. Jean-Noël Labroue, the Chief Executive of the Kesa Group, has indicated that, should the Demerger proceed, he will resign from the Kingfisher board. Implementation of the Demerger and the relationship between Kingfisher and the Group after the Demerger is principally regulated by a Demerger Agreement entered into on 17 June 2003. The Demerger Agreement provides for the allocation, as between Kingfisher and the Kesa Group, of certain tax liabilities to the extent that they arise as a result of the Reorganisation or the Demerger. Broadly, such taxes will be borne by Kingfisher save in certain circumstances involving the revocation of tax clearances given by relevant tax authorities, where such tax liabilities may be borne, in whole or in part, by Kesa Electricals. For a fuller description of the Demerger Agreement, including the circumstances in which such tax liabilities might arise, see under "Material Contracts" in paragraph 17.2 of Part 6 of this document. In general, any business arrangement between any member of the Kingfisher Group and any member of the Kesa Group after the Demerger has been or will be entered into on arm's length conditions.

Services

Kingfisher has agreed with the Company that, following the Demerger, Kingfisher will continue to provide certain limited head office and related services to Kesa Electricals and Kesa Electricals will provide Kingfisher with certain services. These services will be provided on an arm's length and temporary basis pursuant to a Transitional Services Agreement entered into by Kingfisher and the

Company on 17 June 2003 (or pursuant to other ongoing agreements and arrangements). For a fuller description of the Transitional Services Agreement, see under "Material Contracts" in paragraph 17.4 of Part 6 of this document.

In addition, it is proposed that the sourcing services provided by Kingfisher Asia Limited to the Kesa Group prior to the Demerger be continued after Demerger. These sourcing services will be provided pursuant to an arm's length sourcing agreement under which Kingfisher Asia Limited will act as agent for the Kesa Group sourcing products in China and South East Asia. A fuller description of this agreement is set out in paragraph 17.9 of Part 6 of this document.

Pensions

Kingfisher and Kesa Electricals have agreed that the members of the Kesa Group will continue to participate in the Kingfisher Pension Scheme (KPS) and the Kingfisher Retirement Trust (KRT) for a period after Demerger ending no later than 31 March 2004. The Kesa Group will then set up new pension schemes.

Subject to the terms of a Pension Deed of Division:

(a) liabilities for pension benefits in respect of Group employees who are members of the KPS and also pensioner and deferred members of the KPS who were formerly employed by the Group will be transferred from KPS to the new scheme and there will be a transfer of assets representing those liabilities from KPS to the new scheme. The transfer amount will be calculated on a share of fund basis using assumptions set out in the Pension Deed of Division;

(b) if, when the Group ceases to participate in the KPS, the KPS does not meet the minimum funding requirement under the Pensions Act 1995, each member of the Group which participated in the KPS will be liable to make a payment to the KPS in respect of its share of the underfunding. Kingfisher will meet the cost of these payments (except to the extent that the debt results in an increase to the transfer amount); and

(c) Group employees who are members of the KRT and deferred members of the KRT who were formerly employed by the Group will be offered the opportunity to transfer their accrued pension rights from the KRT to pension arrangements established by the Group. This would involve a transfer of assets from the KRT to those pension arrangements.

Further details about these arrangements are set out under "Pensions" in paragraph 11 of Part 6 of this document.

Intellectual property

Most material intellectual property used by the Kesa Group is confined to trade marks, such as the Darty and Comet names and rights in computer software and databases. Intellectual property rights are largely either owned or licensed directly to the individual Group operating companies and therefore continuing arrangements for the use of the rights between Kingfisher and the Kesa Group will not be required. Certain limited cross licences will apply after Demerger (for example in relation to logos appearing on Kingfisher discount cards issued to employees) as described in the Demerger Agreement.

5. Information for overseas shareholders

France

Kesa Shares will be issued to (or on behalf of, as appropriate) holders of Kingfisher Shares who are resident, or have a registered address, in France. The French Prospectus is being prepared in connection with the listing of Kesa Shares on the *Premier marché* of Euronext Paris. The French Prospectus will consist of a translation into French of this document and certain additional information relevant to the French market. It will be prepared and subject to the prior approval (*visa*) of the COB pursuant to chapter III of COB regulation 98-01 relating to the mutual recognition of prospectuses. The French Prospectus will be submitted to the COB for approval immediately following the approval of this document by the UK Listing Authority.

Neither this document nor the French Prospectus may be distributed in France prior to the COB having approved the French Prospectus.

United States

The staff of the SEC has confirmed in a no-action letter to Kingfisher and Kesa Electricals that, among other things, the staff will not recommend that the SEC take enforcement action upon the distribution of Kesa Shares to holders of Kingfisher Shares and Kingfisher ADRs without registration under the US Securities Act. Accordingly, registration under the US Securities Act of the Kesa Shares to be distributed in the Demerger will not be required.

Kingfisher Shareholders and holders of Kingfisher ADRs who are citizens or residents of the United States are advised that the Kesa Shares have not been and will not be registered under the US Exchange Act. Kesa Electricals expects to obtain an exemption from the reporting requirements of Section 12(g) of the US Exchange Act pursuant to Rule 12g3-2(b) thereunder. Pursuant to such exemption, so long as it has more than 300 shareholders resident in the United States, Kesa Electricals will comply with the information supplying requirements of Rule 12g3-2(b), which requires Kesa Electricals to furnish to the SEC information that (A) it has made or is required to make public in the United Kingdom; (B) it has filed or is required to file with the London Stock Exchange or the *Premier marché* of Euronext Paris and which was made public by such exchange; or (C) it has distributed or is required to distribute to its shareholders. Information that is furnished to the SEC by the Company may be obtained from the public reference facilities maintained by the SEC in Washington, DC at prescribed rates.

The Kesa Shares are expected to be listed on the London Stock Exchange and the *Premier marché* of Euronext Paris. Kesa Electricals does not intend to list the Kesa Shares on a US securities exchange or to obtain a quotation on The National Association of Securities Dealers' Automated Quotation system or any other inter-dealer quotation system in the United States. Neither Kesa Electricals nor Kingfisher intends to take action to facilitate a market in Kesa Shares in the United States. Consequently, Kesa Electricals believes that it is unlikely that an active trading market in the United States will develop for the Kesa Shares.

Neither the SEC nor any US state securities commission has approved or disapproved the Kesa Shares or passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence.

Kingfisher ADR holders

Holders of Kingfisher ADRs are advised that the Directors do not propose to sponsor an American Depositary Receipt facility for the Kesa Shares. The no-action relief granted by the staff of the SEC for the distribution of the Kesa Shares to holders of Kingfisher Shares and Kingfisher ADRs requires that the Kesa Shares be distributed to the holders of Kingfisher ADRs. Kesa Shares will be distributed to the registered holders of Kingfisher ADRs in certificated form. Beneficial owners of Kingfisher ADRs holding through a bank, broker, dealer, financial institution or other custodian or nominee, who in turn holds the Kingfisher ADRs in Depository Trust Company will be requested to provide the Depositary with registration and delivery instructions for the Kesa Shares. As it may be possible for holders of Kingfisher ADRs to continue to hold the Kesa Shares received in the Demerger through their existing bank, broker, dealer, financial institution or other custodian or nominee, either in certificated form or through CREST, beneficial owners of Kingfisher ADRs are strongly recommended to seek advice from that entity. If the identity of the beneficial owner of Kingfisher ADRs is not disclosed to the Depositary by the Depository Trust Company or its member organisations, then the Kesa Shares will be distributed to the appropriate member organisation to be held on behalf of such beneficial owner.

Other jurisdictions

Any person outside the UK who is resident in, or who has a registered address in, or is a citizen of an overseas territory and who is to receive Kesa Shares pursuant to the Demerger should consult his or her professional advisers and satisfy himself or herself as to the full observance of the laws of the relevant territory in connection therewith, including obtaining any requisite government or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territory.

The implications of the Demerger for overseas shareholders may be affected by the laws of their respective jurisdictions. Such overseas shareholders should inform themselves about and observe all applicable legal requirements.

In any case where the Company is advised that the allotment and issue of Kesa Shares (or of a certificate in respect thereof) to a holder of Kingfisher Shares with a registered address outside the United Kingdom would or may infringe the laws of any jurisdiction outside the United Kingdom, or necessitate compliance with any special requirement, the Directors may determine that such Kesa Shares shall be issued to such overseas shareholder, and the overseas shareholder's entitlement to Kesa Shares pursuant to the Demerger shall be sold on behalf of such overseas shareholder as soon as reasonably practicable thereafter at the best price which can reasonably be obtained at the time of sale, with the proceeds of such sale, net of sale and currency conversion expenses, being remitted to the overseas shareholder.

This document has been prepared for the purposes of complying with English law and the Listing Rules and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of any jurisdictions outside the United Kingdom.

PART 3

ACCOUNTANTS' REPORTS ON THE KESA GROUP AND THE COMPANY

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

The Directors
Kesa Electricals plc
22-24 Ely Place
London EC1N 6TE

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

17 June 2003

Dear Sirs

The Kesa Group

Introduction

We report on the financial information set out below. This financial information has been prepared for inclusion in the listing particulars dated 17 June 2003 (the "Listing Particulars") of Kesa Electricals plc (the "Company").

The companies which, following the proposed demerger described in the Listing Particulars (the "Demerger"), will be owned by the Company are collectively referred to throughout this report as the "Kesa Group" or the "Group".

The Kesa Group did not constitute a statutory sub-group within the Kingfisher group of companies (the "Kingfisher Group") during the period under review. For this reason, consolidated statutory accounts for the Kesa Group have not previously been prepared.

For the purposes of the Demerger, the Directors of the Company have prepared non-statutory accounts containing combined financial information for the Kesa Group for the 53 weeks ended 3 February 2001 ("2001"), 52 weeks ended 2 February 2002 ("2002") and 52 weeks ended 1 February 2003 ("2003" and, together, the "three years ended 1 February 2003"). These non-statutory accounts are based on financial returns for these periods, prepared for consolidation purposes within the Kingfisher Group by the companies in the Kesa Group, and have been prepared on the basis set out in note 1 to the financial information below.

Basis of preparation

The combined financial information set out below is based on these audited non-statutory accounts of the Kesa Group for the three years ended 1 February 2003, to which no adjustment was considered necessary.

Although the combined financial information included in this report relates only to the companies making up the Kesa Group, the results, assets and liabilities and cash flows included in this report are still affected by the financing, taxation and cost allocation arrangements of the Kingfisher Group. Accordingly, the results, assets and liabilities and cash flows included in this report may not be representative of those that may arise following the Demerger.

The financial information included in this report is presented in sterling. Solely for illustrative purposes, the profit and loss account, statement of total recognised gains and losses, balance sheet and cashflow statement for the year ended 1 February 2003 are also shown in euros.

Responsibility

The non-statutory accounts of the Kesa Group are the responsibility of the Directors of the Company who approved their issue.

The Directors of the Company are also responsible for the contents of the Listing Particulars in which this report is included.

It is our responsibility to compile the combined financial information set out in our report from the non-statutory accounts, to form an opinion on the combined financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the combined financial information. The evidence included that previously obtained by us (or by PricewaterhouseCoopers, the predecessor firm of PricewaterhouseCoopers LLP) relating to the audit of the consolidated financial statements of Kingfisher plc ("Kingfisher") and of the non-statutory accounts of the Kesa Group. Our work also included an assessment of the significant estimates and judgments made by those responsible for the preparation of the consolidated financial statements of Kingfisher and the non-statutory accounts of the Kesa Group, and whether the accounting policies are appropriate to the circumstances of the Kesa Group, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the combined financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the combined financial information gives, for the purposes of the Listing Particulars, a true and fair view of the combined state of affairs of the Kesa Group as at the dates stated and of its combined results, total recognised gains and losses and combined cash flows for the years then ended.

The Kesa Group

Combined profit and loss accounts

	Note	53 weeks ended 3 February 2001	52 weeks ended 2 February 2002	52 weeks ended 1 February 2003	*52 weeks ended 1 February 2003*
		£m	£m	£m	*€m[1]*
Turnover including share of joint ventures	4	2,976.1	3,223.7	3,439.6	*5,444.9*
Less: share of joint ventures		(8.5)	(12.0)	(15.1)	*(23.9)*
Group turnover	4	**2,967.6**	**3,211.7**	**3,424.5**	***5,421.0***
Group operating profit excluding joint ventures and associates	2	191.2	195.7	169.5	*268.3*
Share of operating profit in:					
Joint ventures		1.4	2.8	5.3	*8.4*
Associates		3.1	4.8	5.2	*8.3*
Total operating profit including share of joint ventures and associates		**195.7**	**203.3**	**180.0**	***285.0***
Analysed as:					
Continuing operations	4	199.1	206.7	193.3	*306.0*
Exceptional item—operating	3	—	—	(9.6)	*(15.2)*
Goodwill amortisation		(3.4)	(3.4)	(3.7)	*(5.8)*
Total operating profit including share of joint ventures and associates		**195.7**	**203.3**	**180.0**	***285.0***
Exceptional items—non-operating	3				
Profit on sale of joint venture		—	3.0	—	—
Loss on disposal of fixed assets		(2.4)	(1.6)	(1.3)	*(2.1)*
Profit on ordinary activities before interest and taxation	4	**193.3**	**204.7**	**178.7**	***282.9***
Net interest payable	5	(57.0)	(61.0)	(56.5)	*(89.4)*
Profit on ordinary activities before taxation	6	**136.3**	**143.7**	**122.2**	***193.5***
Tax on profit on ordinary activities	9	(28.3)	(29.9)	(21.9)	*(34.7)*
Profit on ordinary activities after taxation		**108.0**	**113.8**	**100.3**	***158.8***
Equity minority interests		(2.4)	(2.6)	(1.8)	*(2.9)*
Profit for the financial year attributable to shareholders		105.6	111.2	98.5	*155.9*
Dividends	10	(232.0)	—	(35.8)	*(56.6)*
Retained (loss)/profit for the financial year		(126.4)	111.2	62.7	*99.3*
Earnings per Kesa 25 pence share (pence/€ cent)	11				
Basic		19.9	21.0	18.6	*29.4*
Basic—adjusted[2]		20.8	21.2	21.1	*33.4*

Notes:

1. Profit and loss account information in euros is provided for illustrative purposes only and is translated at the average 2003 exchange rate of €1.583 for £1.
2. Adjusted earnings per share is stated before exceptional items and goodwill amortisation.

The above results all arise from continuing operations. There were no acquisitions or disposals in the period that had a material effect on the reported results.

The financial information above may not be representative of future results. For example, certain future operating costs, interest costs, tax charges and dividends may be significantly different from those that resulted from being part of the Kingfisher Group.

Combined statement of total recognised gains and losses

	Note	53 weeks ended 3 February 2001	52 weeks ended 2 February 2002	52 weeks ended 1 February 2003	*52 weeks ended 1 February 2003*
		£m	£m	£m	*€m*
Profit for the financial year		105.6	111.2	98.5	*155.9*
Net foreign exchange adjustments offset in reserves	28	(27.7)	10.1	5.2	*8.2*
Total gains recognised		77.9	121.3	103.7	*164.1*

The combined financial information has been prepared on a historical cost basis.

Combined balance sheets

	Note	3 February 2001 £m	2 February 2002 £m	1 February 2003 £m	*1 February 2003 €m[(1)]*
Fixed assets					
Intangible assets					
Goodwill		161.2	156.8	173.0	*264.9*
Other intangible assets		0.4	0.4	0.4	*0.6*
	12	161.6	157.2	173.4	*265.5*
Tangible assets	13	407.5	440.9	496.8	*760.6*
Investments in joint ventures					
Share of gross assets		61.3	5.5	25.4	*38.9*
Share of gross liabilities		(57.1)	(3.1)	(19.3)	*(29.6)*
	14	4.2	2.4	6.1	*9.3*
Investments in associates	14	15.5	18.0	22.1	*33.8*
Other investments	14	5.8	5.4	6.6	*10.1*
Total investments		25.5	25.8	34.8	*53.2*
Total fixed assets		594.6	623.9	705.0	*1,079.3*
Current assets					
Stocks	15	490.3	500.9	538.2	*824.0*
Debtors:					
Falling due within one year	16	263.3	283.9	275.2	*421.3*
Falling due after more than one year	16	8.7	9.2	10.5	*16.1*
		272.0	293.1	285.7	*437.4*
Deposits and investments	17	148.9	154.5	132.7	*203.2*
Cash at bank and in hand		38.4	46.8	49.4	*75.6*
		949.6	995.3	1,006.0	*1,540.2*
Creditors: amounts falling due within one year	18	(758.6)	(789.4)	(865.2)	*(1,324.6)*
Net current assets		191.0	205.9	140.8	*215.6*
Total assets less current liabilities		785.6	829.8	845.8	*1294.9*
Creditors: amounts falling due after more than one year	19	(190.8)	(188.5)	(195.9)	*(299.9)*
Provisions for liabilities and charges	26	(3.7)	(3.6)	(5.2)	*(8.0)*
Net assets		591.1	637.7	644.7	*987.0*
Kingfisher's investment in the Kesa Group[(2)]	28	585.8	631.0	633.1	*969.3*
Minority interests	28	5.3	6.7	11.6	*17.7*
		591.1	637.7	644.7	*987.0*

Notes:

1 Balance sheet information in euros is provided for illustrative purposes only and is translated at the year end 2003 exchange rate of €1.531 for £1.

2 Kingfisher's investment in the Kesa Group comprises debtor and creditor balances between the Kesa Group and Kingfisher, which are considered to be funding in nature, and the aggregated share capital and profit and loss reserves of the companies making up the Kesa Group. A reconciliation of the movement in Kingfisher's investment in the Kesa Group is shown in note 28.

Combined cash flow statements

	Note	53 weeks ended 3 February 2001	52 weeks ended 2 February 2002	52 weeks ended 1 February 2003	*52 weeks ended 1 February 2003*
		£m	£m	£m	*€m[1]*
Net cash inflow from operating activities	29(a)	187.1	277.6	247.4	*391.6*
Returns on investments and servicing of finance					
Interest received		15.7	7.6	5.1	*8.1*
Interest paid		(60.8)	(60.0)	(38.6)	*(61.1)*
Interest element of finance lease rental payments		(1.6)	(1.9)	(2.0)	*(3.2)*
Dividends paid by subsidiaries to minority interests		(0.7)	(0.8)	(0.8)	*(1.3)*
Net cash outflow from returns on investments and servicing of finance		(47.4)	(55.1)	(36.3)	*(57.5)*
Taxation					
UK corporation tax paid		(1.5)	1.8	(5.4)	*(8.5)*
Overseas tax paid		(8.8)	(23.7)	(25.0)	*(39.6)*
Tax paid		(10.3)	(21.9)	(30.4)	*(48.1)*
Capital expenditure and financial investment					
Payments to acquire tangible fixed assets		(114.0)	(114.2)	(87.1)	*(137.9)*
Receipts from the sale of tangible fixed assets		9.3	13.7	8.4	*13.3*
Payments for additions to investments		—	(3.8)	(1.3)	*(2.0)*
Receipts from the sale of investments		3.3	3.2	0.5	*0.8*
Net cash outflow from capital expenditure and financial investment		(101.4)	(101.1)	(79.5)	*(125.8)*
Acquisitions and disposals					
Disposal of joint venture		—	4.5	1.1	*1.7*
Purchase of subsidiary and business undertakings		(43.2)	(9.1)	(9.4)	*(14.8)*
Net cash outflow from acquisitions and disposals		(43.2)	(4.6)	(8.3)	*(13.1)*
Dividends paid to shareholders		(232.0)	—	(35.8)	*(56.7)*
Net cash (outflow)/inflow before use of liquid resources and financing		(247.2)	94.9	57.1	*90.4*
Management of liquid resources					
Net movement in short-term deposits and investments		165.1	(7.6)	22.9	*36.2*
Net cash inflow/(outflow) from management of liquid resources		165.1	(7.6)	22.9	*36.2*
Financing					
Finance lease rental payments		—	(2.6)	(3.0)	*(4.7)*
Increase/(decrease) in loans		3.8	2.8	(2.9)	*(4.6)*
Net movement in intra-group funding		49.5	(37.3)	(119.3)	*(188.9)*
Net cash inflow/(outflow) from financing		53.3	(37.1)	(125.2)	*(198.2)*
(Decrease)/increase in cash		(28.8)	50.2	(45.2)	*(71.6)*
Reconciliation of net cash flow to movement in net funds	29(b)				
Net funds at start of year		290.4	88.7	145.8	*230.8*
(Decrease)/increase in cash		(28.8)	50.2	(45.2)	*(71.6)*
Net movement in debt and lease financing		(3.8)	(0.2)	5.9	*9.3*
Realisation of deposits and investments		(165.1)	7.6	(22.9)	*(36.2)*
Foreign exchange effects		(4.0)	(0.5)	1.0	*1.6*
Net funds at end of year		88.7	145.8	84.6	*133.9*

Note:
1. Cash flow information in euros is provided for illustrative purposes only and is translated at the average 2003 exchange rate of €1.583 for £1.

Notes to the combined financial information

1. Basis of preparation and accounting policies

Basis of preparation

The principal businesses within the Kesa Group are:

Business	Principal legal entity	Country of operation	% owned	Note
Darty	Etablissements Darty et Fils SAS	France and Luxembourg	99.7%	1
Comet	Comet Group plc	UK	100%	3,4
BUT	BUT SA	France	99.7%	1,2
Datart	Datart Investments SA	Czech Republic and Slovakia	60%	1
BCC	BCC Holding Amstelveen BV	Netherlands	100%	1
Vanden Borre	New Vanden Borre SA	Belgium	99.7%	1

Notes:

1. Owing to local conditions and/or to avoid undue delay in the presentation of the Group accounts, these companies make up their accounts to 31 January except Datart which makes up its accounts to 31 December.
2. BUT has consolidated some franchise operations in which it has less than 50 per cent. of the voting rights but over which it exercises dominant influence.
3. Registered in England and Wales.
4. The Comet business also includes an overseas reinsurance company, Triptych Insurance NV ("Triptych"), which makes up its accounts to 31 January. Triptych reinsures Comet's extended warranty business and is treated as part of the Comet business throughout this report.

These businesses have not previously constituted a legal group and hence consolidated historical financial information does not exist.

Accordingly, the combined financial information for the Kesa Group included in this report has been prepared by aggregating financial information for the following sub-groups:

- Darty;
- Comet;
- BUT;
- Datart;
- BCC;
- Vanden Borre;
- Other holding and head office companies which are to form part of the Kesa Group.

In addition, as part of the Demerger, Kingfisher International France Limited ("KIFL"), a subsidiary of Kingfisher, is being liquidated. KIFL's assets and liabilities relating to the electricals business are being contributed to the Kesa Group, and have therefore been included in the combined financial information throughout the period.

The financial information that has been aggregated has been taken from the applicable individual financial returns prepared for consolidation purposes within the Kingfisher Group. It has been aggregated using the principles of merger accounting as if the companies and businesses had been part of the Kesa Group throughout the entire period from 30 January 2000 or from the date of acquisition by the Kingfisher Group if later. Adjustments have been made to eliminate all significant transactions and balances between companies within the Kesa Group and to reflect items previously recorded only at a Kingfisher Group level, to reverse Kingfisher's policy of revaluing properties and to align the application of accounting policies within the Kesa Group.

The combined financial information has been prepared for each of the 53 weeks ended 3 February 2001 ("2001"), 52 weeks ended 2 February 2002 ("2002") and 52 weeks ended 1 February 2003 ("2003" and together, "the three years ended 1 February 2003").

The combined financial information reflects overheads (including management charges), interest payments (including those on funding balances with other companies in the Kingfisher Group) and tax charges actually incurred in the relevant years by the companies within the Kesa Group. Accordingly:

- as the combined financial information has not been adjusted for any differences which may exist between amounts charged to Kesa Group companies for services provided by other Kingfisher Group companies and the costs which would have been incurred by the Kesa Group had it not been part of the Kingfisher Group, the overheads reflected in the combined financial information may not be representative of future results;
- net interest payable shown in the combined financial information includes net interest payable on that part of Kingfisher's investment in the Kesa Group that has historically taken the form of intra-group funding balances, whereas future net interest costs will depend on the new capital structure of the Kesa Group; and
- the tax charge included in the combined financial information reflects the aggregate of the tax charges actually incurred by those companies making up the Kesa Group. These tax charges reflect benefits, reliefs or charges which arose as a result of membership of a Kingfisher tax group. Also, tax liabilities which may arise from the separation of the Kesa Group from Kingfisher tax groups have not been reflected in the combined financial information. The tax position shown by the combined financial information is therefore not necessarily representative of the tax position of the Kesa Group under separate ownership.

Accounting policies

The combined financial information for each of the three years ended 1 February 2003 has been prepared under the historical cost convention and is prepared in accordance with applicable accounting standards in the United Kingdom. However, compliance with FRS 10 "Goodwill and Intangible Assets" relating to the capitalisation and amortisation of goodwill requires a departure from the requirements of the Companies Act 1985 as explained below.

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Kesa Group's combined financial information set out herein and on the assumption that the Kesa Group has operated as a going concern as part of the Kingfisher Group throughout the periods. FRS 19 "Deferred Tax" became effective for accounting periods ending after 23 January 2002 but has been applied throughout the three years ended 1 February 2003.

Subsidiaries, associates and joint ventures

The combined financial information includes the results, assets and liabilities of those companies which will on demerger be subsidiary undertakings, associated undertakings and joint ventures of Kesa Electricals plc to the extent that those companies have been subsidiary undertakings, associated undertakings or joint ventures of the Kingfisher Group during the three years ended 1 February 2003.

Subsidiary undertakings include those entities in which the Kingfisher Group holds a majority of the voting rights and also entities in which it holds less than a majority of the voting rights but over which it exercises a dominant influence. Subsidiary undertakings acquired are recorded under the acquisition method and their results are included from the date of acquisition. The results of subsidiary undertakings disposed of are included up to the date of disposal.

Associated undertakings in which the Group has significant influence are accounted for using the equity method and joint ventures in which the Group has joint control are accounted for using the gross equity method.

Foreign currencies

Transactions denominated in foreign currencies are translated into sterling at contracted rates or, where no contract exists, at average monthly rates.

Monetary assets and liabilities denominated in foreign currencies which are held at the year end are translated into sterling at year-end exchange rates. Exchange differences on monetary items are taken to the profit and loss account.

The balance sheets of overseas subsidiary undertakings are expressed in sterling at year-end exchange rates. Profits and losses of overseas subsidiary undertakings are expressed in sterling at average exchange rates for the year. Exchange differences arising on the translation of opening net assets and profit and loss in the year are recorded as a movement on reserves.

The Group's share of net assets or liabilities of associated undertakings and joint ventures is expressed in sterling at year-end exchange rates. The Group's share of profits or losses for the year is expressed in sterling at average exchange rates for the year. Exchange differences arising on the translation of opening net equity and the Group's share of profits or losses for the year are recorded as a movement on reserves.

Exchange differences arising on borrowings used to finance, or provide a hedge against, Group equity investments in foreign subsidiaries are recorded as movements on reserves.

Principal rates of exchange

	2001	2002	2003
	€ to £1	€ to £1	€ to £1
Year-end rate	1.574	1.642	1.531
Average rate	1.639	1.614	1.583

Turnover

Revenue, representing sales value of products and services supplied (excluding Value Added Tax), is recognised as turnover on the delivery of products to customers, save for the value relating to the sales of extended warranties which is included in deferred income and recognised as turnover in the period for which cover is provided, excluding any period of free cover or manufacturer's warranty.

Franchise income

Income from franchisees principally relating to franchise fees and commissions is recognised in other income in the period to which it relates.

Cost of sales

Cost of sales is expenditure incurred in the normal course of business in bringing the product to the point of sale, including warehouse and transportation costs.

Goodwill

Goodwill arising on acquisitions is stated at cost less amortisation.

Purchased goodwill arising on acquisitions after 31 January 1998 is treated as an asset on the balance sheet. Where goodwill is regarded as having a limited estimated useful economic life, it is amortised on a systematic basis over its life. Where goodwill is regarded as having an indefinite life, it is not amortised. The estimated useful economic life is regarded as indefinite where goodwill is capable of continued measurement and the durability of the acquired business can be demonstrated. Where goodwill is not amortised, an annual impairment review is performed and any impairment charged to the profit and loss account.

In estimating the useful economic life of goodwill, account has been taken of the nature of the business acquired, the stability of the industry, the extent of continuing barriers to market entry and expected future impact of competition. With the exception of BUT, all acquisitions since 31 January 1998 are considered by the Directors to have an estimated useful economic life not exceeding 20 years.

Goodwill arising on the acquisition of shares in BUT, in the financial year 1998, was £135.1 million. The Directors consider that BUT has a proven ability to maintain its market leadership over a long period and will adapt successfully to any foreseeable technological or customer-led changes, such that the business will prove to be durable. BUT's record since 1972, when it commenced trading, has been one of consistent growth in both turnover and operating profits.

Accordingly, the goodwill in relation to BUT is deemed to have an indefinite useful economic life and hence is not amortised and, in order to give a true and fair view, the combined financial information departs from the requirement to amortise goodwill over a finite period, as required by the Companies Act. Instead, annual impairment tests are undertaken and any impairment that is identified is charged to the profit and loss account. It is not possible to quantify the effect of the departure from the Companies Act, because no finite life for goodwill can be identified.

Tangible fixed assets

Tangible fixed assets are included in the balance sheet at cost, less accumulated depreciation and any provisions for impairment. Depreciation of tangible fixed assets is provided to reflect a reduction from book value to estimated residual value over the estimated useful life of the asset to the Group.

The Group selects its depreciation rates carefully and reviews them regularly to take account of any changes in circumstances. When setting useful economic lives, the principal factors the Group takes into account are the expected rate of technological developments and the intensity at which the assets are expected to be used.

Depreciation of tangible fixed assets is calculated by the straight-line method and the annual rates applicable to the principal categories are:

- Freeholds — 2 per cent.
- Long leaseholds — 5 per cent.
- Short leaseholds — over remaining period of the lease
- Tenants' fixtures and improvements — between 5 per cent. and 20 per cent.
- Computers and electronic equipment — between 25 per cent. and 50 per cent.
- Motor cars and commercial vehicles — between 20 per cent. and 50 per cent.

Land is not depreciated.

Impairment of fixed assets and goodwill

Tangible fixed assets and goodwill are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. When a review for impairment is conducted, the recoverable amount is assessed by reference to the net realisable value of the relevant income generating unit or the value in use if higher. Net realisable value is calculated by reference to the amount at which the asset could be disposed of. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset's continued use, including those resulting from its ultimate disposal, at a market based discount rate on a pre-tax basis. The carrying values of fixed assets and goodwill are written down by the amount of any impairment and this loss is recognised in the profit and loss account in the period in which it occurs. If the occurrence of an external event gives rise to a reversal of an impairment loss, the reversal is recognised in the profit and loss account and by increasing the carrying amount of the fixed asset or goodwill in the period in which it occurs. The carrying amount of the fixed asset or goodwill will only be increased up to the amount that it would have been had the original impairment not occurred. For the purpose of conducting impairment reviews, income generating units are identified as individual stores.

Leased assets

Where assets are financed by leasing agreements that give rights approximating to ownership, the assets are treated as if they have been purchased outright. The amount capitalised is the present value of the minimum lease payments during the lease term. The corresponding lease commitments are shown as obligations to the lessor. Lease payments are analysed between capital and interest elements using the annuity method. Depreciation on the relevant assets and interest is charged to the profit and loss account. All other leases are operating leases and the rental payments are charged to the profit and loss account in the financial year to which the payments relate.

Incentives received to enter into lease agreements are released to the profit and loss account over the lease term or, if shorter, the period to the date on which the rent is first expected to be adjusted to the prevailing market rate.

Stocks

Stocks are stated at the lower of cost and net realisable value. Cost includes appropriate attributable overheads.

Rebates receivable from suppliers

Rebates receivable from suppliers are credited to the carrying value of the stock to which they relate. Where a rebate agreement with a supplier straddles the financial year-end, the rebates are recognised in the period in which they are earned.

Pensions

The Group operates defined benefit and defined contribution pension schemes for its employees and participates in Kingfisher Group schemes in the UK. In each case a separate fund is being accumulated to meet the accruing liabilities. The assets of each of these funds are all held under trusts, which are entirely separate from the Group's assets. The Group will continue to participate in these schemes for a period after Demerger ending no later than 31 March 2004. The Group will then set up new pension schemes, which will provide broadly comparable benefits.

The cost of pensions in respect of the Group's participation in the Kingfisher Group's UK defined benefit scheme is charged to the profit and loss account so that it is spread over the working lives of employees. Variations to pension costs caused by differences between the assumptions used and actual experience, are spread over the average remaining working lives of the current employees at each actuarial valuation date.

In the Group's overseas companies, any defined benefit arrangements are generally funded by way of annual premiums to Group pension arrangements, managed by insurance companies.

The impact of the phased implementation of FRS 17 "Retirement Benefits" on the combined financial information is discussed in note 30.

Deferred taxation

Provision is made for deferred taxation using the incremental provision approach which ensures future tax consequences of past transactions and events are recognised as liabilities or assets. Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws substantively enacted at each balance sheet date.

Deferred tax is recognised in respect of timing differences that have originated but not reversed by the balance sheet date subject to the following:

- deferred tax is not provided in respect of properties where a liability would arise if sold for their carrying value in the financial information but for which no binding sale agreement exists;
- deferred tax is not recognised on unremitted earnings of overseas subsidiaries, associates or joint ventures unless dividends have been accrued as receivable or there is a binding agreement to distribute past earnings at the balance sheet date;
- deferred tax assets are recognised to the extent that they are regarded as recoverable. Assets are regarded as recoverable when it is regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted; and
- deferred tax is not recognised on permanent differences.

Derivative financial instruments

Financial assets are recognised on the balance sheet at the lower of cost and net realisable value. Discounts and premia are charged or credited to the profit and loss account over the life of the asset or liability to which they relate.

Derivative financial instruments are accounted for using hedge accounting to the extent that they are held to hedge a financial cash flow, asset or liability.

When a financial instrument ceases to be a hedge either as a result of the underlying asset or liability being extinguished, or because a future event is no longer likely to occur, the instrument will thereafter be marked to its fair value in the financial information.

Outstanding contracts used to hedge against cash flows which themselves will be accounted for in the profits or losses of a future period are not recognised, or are deferred when they mature, and are carried forward against corresponding gains and losses when they occur.

Income and expenditure arising on financial instruments held for hedging purposes is recognised on an accruals basis and credited or charged to the profit and loss account in the financial period in which it arises.

For the purposes of notes 21, 22 and 23, short term debtors and creditors have been excluded. Narrative disclosures required by FRS 13 are set out in note 20.

2. Operating profit

	2001	2002	2003
	£m	£m	£m
Group turnover	2,967.6	3,211.7	3,424.5
Cost of sales	(2,133.0)	(2,241.9)	(2,405.9)
Gross profit	834.6	969.8	1,018.6
Selling expenses	(559.3)	(664.1)	(720.7)
Administrative expenses	(127.4)	(158.4)	(187.8)
Other income	43.3	48.4	59.4
Group operating profit excluding joint ventures and associates	191.2	195.7	169.5

3. Exceptional items

(a) Exceptional items—operating

The exceptional operating item of £9.6 million in 2003 represents payment by Darty in September 2002 of a fine of £9.6 million imposed by the French Competition Council for alleged anti-competitive activity in the period between 1989 and 1991. Darty is appealing against this fine.

(b) Exceptional items—non-operating

Exceptional non operating items are analysed as follows:

	2001	2002	2003
	£m	£m	£m
Profit on the sale of Dartem joint venture	—	3.0	—
Loss on disposal of fixed assets	(2.4)	(1.6)	(1.3)
Total	(2.4)	1.4	(1.3)

The tax effect of the exceptional items is disclosed in note 11.

4. Segmental analysis

Turnover

The operations are analysed by class of business, by fascia (Darty, BUT and Comet) and by the two major geographical regions, France and the UK.

The analysis of turnover by destination is not materially different to the analysis of turnover by origin.

(a) Turnover by origin

Country	**Business**	**2001**	**2002**	**2003**
		£m	**£m**	**£m**
France	Darty	1,238.9	1,290.2	1,309.7
	BUT	338.2	379.0	452.9
		1,577.1	1,669.2	1,762.6
	Group share of joint ventures turnover	8.5	12.0	15.1
	Total France	1,585.6	1,681.2	1,777.7
United Kingdom	Comet	1,205.8	1,335.6	1,406.1
Other		184.7	206.9	255.8
Turnover including share of joint ventures		**2,976.1**	**3,223.7**	**3,439.6**
Group turnover		2,967.6	3,211.7	3,424.5
Share of joint ventures turnover		8.5	12.0	15.1
Turnover arises from:				
Products				
France		1,437.8	1,517.6	1,574.1
United Kingdom		1,088.9	1,203.0	1,247.2
Other		181.3	202.8	250.2
		2,708.0	2,923.4	3,071.5
Services				
France		147.8	163.6	203.6
United Kingdom		116.9	132.6	158.9
Other		3.4	4.1	5.6
		268.1	300.3	368.1
Turnover including share of joint ventures		2,976.1	3,223.7	3,439.6

(b) Retail profit[1]

Country	**Business**	**2001**	**2002**	**2003**
		£m	**£m**	**£m**
France	Darty (including joint ventures and associate)	118.6	120.9	100.5
	BUT (including associate)	45.3	51.6	53.4
	Total France	163.9	172.5	153.9
United Kingdom	Comet	33.1	38.4	43.3
Other		5.9	(1.4)	(0.6)
Central costs		(3.8)	(2.8)	(3.3)
Retail profit		199.1	206.7	193.3

(1) Retail profit represents total operating profit including share of joint ventures and associates before exceptional items and goodwill amortisation.

(c) Profit on ordinary activities before interest and tax

Country	Business	2001	2002	2003
		£m	£m	£m
France	Darty	114.3	119.0	84.3
	BUT	42.4	46.5	46.7
	Total Group	156.7	165.5	131.0
	Joint ventures and associates	4.5	7.6	10.5
	Total France	161.2	173.1	141.5
United Kingdom	Comet	31.4	38.4	43.3
Other		4.5	(4.0)	(2.8)
Central costs		(3.8)	(2.8)	(3.3)
Group profit before interest and tax including share of joint ventures and associates		193.3	204.7	178.7
Group profit before interest and tax		188.8	197.1	168.2
Share of joint ventures and associates		4.5	7.6	10.5

It is not practicable to allocate retail profit or profit on ordinary activities before interest and tax between product sales and services, because the Directors do not believe that selling and administrative expenses, particularly store costs, can be allocated meaningfully between the different components of sales.

Group profit before interest and tax including share of joint ventures and associates is stated after charging/crediting the following:

- goodwill amortisation of £3.4 million in 2001 (£2.6 million relating to Other and £0.8 million to BUT), £3.4 million in 2002 (£2.6 million relating to Other and £0.8 million to BUT) and £3.7 million in 2003 (£2.3 million relating to Other and £1.4 million to BUT);
- loss on disposal of fixed assets of £2.4 million in 2001 (£1.8 million loss relating to Darty, £0.1 million loss to BUT, £1.7 million loss to Comet and £1.2 million profit to Other), £1.6 million in 2002 (£1.3 million loss relating to Darty and £0.3 million loss to BUT) and £1.3 million in 2003 (£0.5 million loss relating to Darty, £0.9 million loss to BUT and £0.1 million profit to Other);
- Darty's profit on sale of the Dartem joint venture of £3.0 million in 2002; and
- Darty's fine for alleged anti-competitive activity of £9.6 million in 2003.

(d) Net assets

Country	Business	2001	2002	2003
		£m	£m	£m
France	Darty	125.7	133.1	127.0
	BUT	287.3	288.5	343.3
	Total France	413.0	421.6	470.3
United Kingdom	Comet	149.8	177.9	128.6
Other		28.3	38.2	45.8
Group net assets		591.1	637.7	644.7

5. Net interest payable

	2001 £m	2002 £m	2003 £m
Bank and other interest receivable	(16.2)	(8.5)	(5.9)
Interest receivable from other Kingfisher Group companies	(2.3)	(3.5)	(3.0)
	(18.5)	(12.0)	(8.9)
Bank and other interest payable			
Bank loans and overdrafts	1.1	0.4	0.1
Other loans	2.3	2.1	1.8
Finance lease charges	0.5	0.5	0.4
	3.9	3.0	2.3
Interest payable to other Kingfisher Group companies	71.8	70.0	63.1
	57.2	61.0	56.5
Less: interest capitalised	(0.2)	—	—
Net interest payable	57.0	61.0	56.5

Share of net interest payable by joint ventures and associates included above is £(0.1) million in 2003 (2002: £(0.1) million; 2001: £nil).

Net interest payable includes net interest payable on that part of Kingfisher's investment in the Kesa Group that has historically taken the form of intra-group funding balances, whereas future net interest costs will depend on the new capital structure. Future net interest costs may be significantly different from those that resulted from being part of the Kingfisher Group.

Interest paid in 2003 differs significantly from net interest payable because of unpaid interest due to Kingfisher Group companies, which is included in Kesa's net funding balance with Kingfisher.

6. Profit on ordinary activities before taxation

	2001 £m	2002 £m	2003 £m
Profit on ordinary activities before taxation is stated after charging:			
Auditors' remuneration for audit services[1]	1.0	1.0	1.0
Auditors' remuneration for non-audit services	0.3	0.1	0.1
Operating lease rentals			
Land and buildings	67.3	79.6	94.2
Plant and equipment	13.6	14.7	15.7
Depreciation of tangible fixed assets			
Owned assets	45.9	53.6	57.7
Assets under finance leases	0.2	0.6	0.7
Loss on the disposal of fixed assets	2.4	1.6	1.3
Amortisation of goodwill	3.4	3.4	3.7
Amortisation of other intangible assets	0.1	0.2	0.3

Note:

1 Paid to PricewaterhouseCoopers except for £0.5 million in 2003 (2002: £0.5 million; 2001: £0.5 million) of audit fees paid to other auditors.

7. Employees

	2001 £m	2002 £m	2003 £m
Staff costs			
Wages and salaries	318.5	356.8	385.5
Social security costs	86.8	90.0	98.0
Other pension costs	7.3	9.0	12.0
	412.6	455.8	495.5
Average number of persons employed			
Stores	16,480	17,364	18,487
Distribution	6,395	7,341	7,117
Administration	2,235	2,592	2,570
	25,110	27,297	28,174
The equivalent number of employees working full time is:	20,624	22,354	23,964

The average number of employees includes the period for which acquired subsidiaries were members of the Group.

8. Directors' remuneration

Jean-Noël Labroue is the only director of the Company who was employed by the Kesa Group during the period. Details of his emoluments from 6 October 2000, when he was appointed Chief Executive of the Kingfisher Electricals division, are as follows:

Salary and benefits

	2001 £000	2002 £000	2003 £000
Salary[1]	89	293	326
Benefits in kind	4	3	3
Annual bonus	58	76	49
Total remuneration	151	372	378

Note:
1 Jean-Noël Labroue's salary includes an annual allowance of £78,000 (2002: £48,650; 2001: £3,785) for his travel outside France.

Pension

	2001	2002	2003
Age	53	54	55
Years of service	22	23	24
(Decrease)/increase in accrued pension (£000)	(5)	22	3
Accrued pension (£000)	126	148	151
Pension cost (£000)	62	77	85
Transfer value (£000)	(1)	1,744	2,002
Increase in transfer value (£000)	(1)	(1)	206

Note:
1 This item was a new disclosure requirement for 2003, and is not available in a comparable form for prior years.

9. Taxation

	2001 £m	2002 £m	2003 £m
UK corporation tax			
Current tax on profits of the period	1.0	6.5	14.2
Adjustment in respect of prior periods	4.8	—	(12.6)
	5.8	6.5	1.6
Foreign tax			
Current tax on profits of the period	19.2	23.0	16.9
Adjustment in respect of prior periods	(0.2)	(1.9)	—
	19.0	21.1	16.9
Deferred tax (see note 27)	1.8	(0.5)	(0.3)
Associated undertakings	0.8	1.5	1.5
Joint ventures	0.9	1.3	2.2
	28.3	29.9	21.9

Factors affecting tax charges for the period

The tax charges for the three periods differ from the standard rate of corporation tax in the UK of 30 per cent. The differences are explained below:

	2001 £m	2002 £m	2003 £m
Profit on ordinary activities before tax	136.3	143.7	122.2
Profit on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30% (2002: 30%; 2001: 30%)	40.9	43.1	36.7
Effects of:			
Exceptional items not deductible for tax purposes	(0.3)	(0.5)	3.4
Timing differences provided for	(1.8)	0.5	0.2
Expenses not deductible for tax purposes	3.8	3.5	3.3
Benefit from membership of Kingfisher tax group	(15.9)	(13.9)	(11.6)
Profits earned prior to 2 February 2002 not subject to the full rate of UK corporation tax	(6.0)	(4.1)	—
Overseas deductions	(1.3)	(1.7)	(1.3)
UK deductions	(3.0)	(0.3)	—
Overseas rate differences	5.5	5.7	4.1
Adjustments to prior period corporation tax	4.6	(1.9)	(12.6)
Current corporation tax charge for the period	26.5	30.4	22.2
Current year deferred tax charge for the period	1.8	(0.5)	(0.2)
Deferred tax credit on assets not previously recognised	—	—	(1.2)
Adjustments to prior period deferred tax	—	—	1.1
Total tax charge for the period	28.3	29.9	21.9

The tax charges above reflect benefits, reliefs or charges which arose as a result of membership of a Kingfisher tax group and may therefore not be representative of the tax position of the Kesa Group under separate ownership. Also, the tax adjustments above may not be indicative of the adjustments in the future.

10. Dividends

	2001 £m	2002 £m	2003 £m
Payable to Kingfisher Group companies by:			
BCC Holding Amstelveen BV	2.0	—	0.8
Triptych Insurance NV	230.0	—	35.0
	232.0	—	35.8

11. Earnings per Kesa share

Basic earnings per Kesa share is calculated by dividing the earnings attributable to ordinary shareholders by 529.6 million Kesa shares, which is the number of Kesa 2.5 pence shares expected to be in issue at the point of Demerger after the proposed 1 for 5 Kesa share consolidation.

Supplementary adjusted earnings per share figures are presented. These exclude the effects of operating and non-operating exceptional items and goodwill amortisation:

	2001		2002		2003	
	Earnings	Per share amount	Earnings	Per share amount	Earnings	Per share amount
	£m	Pence	£m	Pence	£m	Pence
Basic earnings per share						
Earnings attributable to ordinary shareholders	105.6	19.9	111.2	21.0	98.5	18.6
Supplementary adjusted basic earnings per share						
Exceptional items—operating	—	—	—	—	9.6	1.8
Exceptional items—non-operating	2.4	0.5	(1.4)	(0.3)	1.3	0.3
Tax effect of exceptional items	(0.3)	(0.1)	—	—	(0.5)	(0.1)
Goodwill amortisation	3.4	0.7	3.4	0.7	3.7	0.7
Tax effect of goodwill amortisation	(1.0)	(0.2)	(0.8)	(0.2)	(0.8)	(0.2)
Basic—adjusted earnings per share	110.1	20.8	112.4	21.2	111.8	21.1

There is no calculation of diluted earnings per share as there will be no options outstanding over Kesa shares at the point of Demerger.

12. Intangible fixed assets

	Goodwill	Other intangible assets	Total
	£m	£m	£m
Cost			
At 29 January 2000	129.0	0.2	129.2
Additions	29.3	0.4	29.7
Effect of foreign exchange rate changes	6.5	—	6.5
At 3 February 2001	164.8	0.6	165.4
Additions	4.4	0.2	4.6
Effect of foreign exchange rate changes	(5.4)	—	(5.4)
At 2 February 2002	163.8	0.8	164.6
Additions	10.8	0.3	11.1
Effect of foreign exchange rate changes	9.1	—	9.1
At 1 February 2003	183.7	1.1	184.8
Amortisation			
At 29 January 2000	(0.2)	(0.1)	(0.3)
Charge for year	(3.4)	(0.1)	(3.5)
At 3 February 2001	(3.6)	(0.2)	(3.8)
Charge for year	(3.4)	(0.2)	(3.6)
At 2 February 2002	(7.0)	(0.4)	(7.4)
Charge for year	(3.7)	(0.3)	(4.0)
At 1 February 2003	(10.7)	(0.7)	(11.4)
Net book value			
At 3 February 2001	161.2	0.4	161.6
At 2 February 2002	156.8	0.4	157.2
At 1 February 2003	173.0	0.4	173.4

Other intangible assets comprise purchased trade marks and licences.

13. Tangible fixed assets

	Land and buildings £m	Fixtures, fittings and equipment £m	Total £m
Cost			
At 29 January 2000	195.2	275.6	470.8
Effect of foreign exchange rate changes	10.7	6.1	16.8
Subsidiary and business undertakings at date of acquisition	1.8	—	1.8
Additions	28.1	87.2	115.3
Disposals	(8.9)	(23.7)	(32.6)
At 3 February 2001	226.9	345.2	572.1
Effect of foreign exchange rate changes	(11.0)	(2.2)	(13.2)
Subsidiary and business undertakings at date of acquisition	1.0	1.7	2.7
Additions	27.8	86.5	114.3
Disposals	(5.9)	(27.1)	(33.0)
At 2 February 2002	238.8	404.1	642.9
Effect of foreign exchange rate changes	18.8	16.7	35.5
Subsidiary and business undertakings at date of acquisition	3.6	—	3.6
Additions	23.4	69.9	93.3
Disposals	(8.2)	(50.5)	(58.7)
At 1 February 2003	276.4	440.2	716.6
Depreciation			
At 29 January 2000	12.2	124.3	136.5
Effect of foreign exchange rate changes	0.2	2.8	3.0
Charge for year	4.6	41.5	46.1
Disposals	(1.9)	(19.1)	(21.0)
At 3 February 2001	15.1	149.5	164.6
Effect of foreign exchange rate changes	(0.6)	1.1	0.5
Charge for year	5.5	48.7	54.2
Disposals	(0.5)	(16.8)	(17.3)
At 2 February 2002	19.5	182.5	202.0
Effect of foreign exchange rate changes	1.4	6.5	7.9
Charge for year	3.7	54.7	58.4
Disposals	(3.7)	(44.8)	(48.5)
At 1 February 2003	20.9	198.9	219.8
Net book value			
At 3 February 2001	211.8	195.7	407.5
At 2 February 2002	219.3	221.6	440.9
At 1 February 2003	255.5	241.3	496.8
Assets in the course of construction included above			
At 3 February 2001	7.8	2.5	10.3
At 2 February 2002	8.1	0.3	8.4
At 1 February 2003	11.9	1.7	13.6

The cost of land and buildings includes £nil (2002: £20.2 million; 2001: £22.6 million) in respect of assets held under finance leases. The related accumulated depreciation at the end of the year was £nil (2002: £0.3 million; 2001: £0.1 million).

The cost of fixtures, fittings and equipment includes £3.3 million (2002: £3.3 million; 2001: £3.3 million) in respect of assets held under finance leases. The related accumulated depreciation at the end of the year was £1.5 million (2002: £0.8 million; 2001: £0.2 million).

14. Fixed asset investments

Investments in joint ventures and associates

	Investments in joint ventures	Investments in associates
	£m	£m
Cost		
At 29 January 2000	2.3	10.3
Effect of foreign exchange rate changes	0.2	0.4
At 3 February 2001	2.5	10.7
Additions	0.2	—
Disposals	(2.4)	—
Effect of foreign exchange rate changes	(0.2)	(0.3)
At 2 February 2002	0.1	10.4
Effect of foreign exchange rate changes	—	0.1
At 1 February 2003	0.1	10.5
Share of post acquisition reserves		
At 29 January 2000	0.8	2.8
Share of retained profits in year	0.7	1.9
Effect of foreign exchange rate changes	0.2	0.1
At 3 February 2001	1.7	4.8
Share of retained profits in year	0.5	2.9
Disposals	(0.2)	—
Effect of foreign exchange rate changes	0.3	(0.1)
At 2 February 2002	2.3	7.6
Share of retained profits in year	2.6	3.5
Effect of foreign exchange rate changes	1.1	0.5
At 1 February 2003	6.0	11.6
Total group interest in joint ventures and associates		
At 3 February 2001	4.2	15.5
At 2 February 2002	2.4	18.0
At 1 February 2003	6.1	22.1

The Group's investments in joint ventures relate to companies incorporated in France which provide customer services in which the Group has joint control.

The Group's investments in associated undertakings relate to the 26.8 per cent. holding in Crealfi SA, a company incorporated in France, which provides consumer credit services, and its 49.0 per cent. holding in Fidem SA, a company incorporated in France, which administers store-cards.

Other investments

	Listed overseas	Unlisted	Total
	£m	£m	£m
At 29 January 2000	3.9	4.8	8.7
Additions	0.2	—	0.2
Disposals and write-off of carrying value	—	(3.1)	(3.1)
At 3 February 2001	4.1	1.7	5.8
Additions	—	3.0	3.0
Disposals and write-off of carrying value	(0.1)	(3.3)	(3.4)
At 2 February 2002	4.0	1.4	5.4
Additions	—	1.3	1.3
Disposals and write-off of carrying value	—	(0.4)	(0.4)
Effect of foreign exchange rate changes	0.3	—	0.3
At 1 February 2003	4.3	2.3	6.6
Market value of listed investments at 1 February 2003	12.9		

Investments listed overseas relate to the Group's holding of 11.97 per cent. of Go Sport SA (sports leisurewear and equipment retailer), a company listed and registered in France. The Group does not exercise any significant influence over the operations of Go Sport SA and hence reports its interest as an investment at cost. An estimated tax liability of £0.8 million would be expected to arise if the Group sold its share of Go Sport SA for its market value at 1 February 2003 of £12.9 million.

15. Stocks

Stocks wholly comprise finished goods for resale.

16. Debtors

	2001	2002	2003
	£m	£m	£m
Amounts falling due within one year			
Trade debtors	156.0	157.2	166.7
Owed by other Kingfisher Group companies	18.3	17.2	20.2
Owed by joint ventures and associates	1.7	0.7	1.8
Corporation tax	0.9	1.4	2.9
Other debtors	56.8	62.7	58.1
Prepayments	29.6	44.7	25.5
	263.3	283.9	275.2
Amounts falling due after more than one year			
Deferred tax (see note 27)	4.3	4.8	5.3
Other debtors	4.4	4.4	5.2
	8.7	9.2	10.5
Total debtors	272.0	293.1	285.7

17. Current asset deposits and investments

	2001	2002	2003
	£m	£m	£m
Deposits and investments			
Deposited and listed in the United Kingdom	117.1	140.2	118.6
Deposited and listed overseas	31.6	14.1	14.1
Unlisted investments	0.2	0.2	—
	148.9	154.5	132.7

Of the total deposits and investments, £81.3 million (2002: £96.1 million; 2001: £104.6 million) is pledged as part of underlying insurance arrangements to meet expected future costs arising from the provision of extended warranty cover.

The amounts shown above, excluding unlisted investments, include cash deposits of £39.2 million (2002: £41.1 million; 2001: £31.6 million), comprising certificates of deposits and money market deposits, attracting interest rates based on LIBOR or EURIBOR, fixed for periods of up to 12 months. Also included are investments in debt securities of £93.5 million (2002: £113.2 million; 2001: £117.1 million). These investments are primarily at floating rates of interest based on LIBOR or EURIBOR, fixed for periods of up to twelve months.

18. Creditors: amounts falling due within one year

	2001 £m	2002 £m	2003 £m
Amounts falling due within one year			
Bank loans and overdrafts	78.0	35.5	82.1
Trade creditors	263.0	330.7	338.6
Owed to other Kingfisher Group companies	10.9	—	5.5
Owed to joint ventures and associates	—	0.7	0.7
Corporation tax	46.4	53.8	45.0
Other taxation and social security	114.9	118.2	90.8
Other creditors	22.6	39.3	83.1
Accruals	163.9	152.0	157.9
Deferred income	56.3	56.7	59.4
Obligations under finance leases	2.6	2.5	2.1
	758.6	789.4	865.2

Within bank loans and overdrafts, an amount of £5.4 million (2002: £nil; 2001: £nil) is secured over property, stock and other assets.

19. Creditors: amounts falling due after more than one year

	2001 £m	2002 £m	2003 £m
Amounts falling after more than one year			
Bank loans	10.8	13.4	11.5
Accruals	9.8	7.1	7.4
Deferred income	163.0	163.9	175.2
Obligations under finance leases	7.2	4.1	1.8
	190.8	188.5	195.9
Bank loans and finance leases fall due for repayment as follows:			
Bank loans:			
Between one and two years	1.9	3.3	3.4
Between two and five years	4.3	5.8	5.1
After five years other than by instalments	4.6	4.3	3.0
	10.8	13.4	11.5
Obligations under finance leases:			
Between one and five years	6.0	3.6	1.5
After five years	1.2	0.5	0.3
	7.2	4.1	1.8

Within bank loans, an amount of £nil (2002: £2.7 million; 2001: £2.6 million) is secured over property, stock and other assets.

20. Financial risk management

The main financial risks faced by the Kesa Group during the reported period and managed in that period by the Kingfisher Group treasury function are funding risk, interest rate risk and currency risk.

Funding risk

The Kesa Group has been largely funded through intra-group funding balances which are either non interest bearing or bear interest at floating rates based upon LIBOR and EURIBOR.

Interest rate risk

As the Kesa Group has been funded by Kingfisher in the manner described above, it has been subject to fluctuations in interest rates. The Kesa Group has not made use of any derivative financial instruments in relation to interest rate risk management.

Currency risk

Operating companies are required to hedge all significant currency transaction exposures into their functional currency. All external hedging transactions were undertaken by the Kingfisher Group and, therefore, gains and losses on hedges of the Group's transactions and assets with third parties external to the Kingfisher Group are included within the Kingfisher Group financial statements. Hedging transactions entered into by Kesa Group companies were transacted with a Kingfisher treasury company and gains and losses on hedging transactions are included in the Kesa Group financial statements. During the period hedging activity has been minimal and the gains and losses arising are not considered to be material.

After taking into account the effect of any hedging transactions entered into to manage currency exposures, there were no significant net foreign currency monetary assets or liabilities at the balance sheet dates. Matched assets and liabilities are those that generate no gain or loss in the profit and loss account, because they are denominated in the same currency as the Group operations to which they relate.

Post Demerger

After its Demerger from the Kingfisher Group, the Kesa Group will manage its financial risk through a central treasury function.

Funding risk

Upon Demerger, it is the intention of the Group to settle the existing intra-group funding balances and to replace them by floating rate bank facilities linked to LIBOR or EURIBOR (see note 24). The Group intends that sufficient financial resources will be available to meet its business objectives.

Interest rate risk

The Kesa Group's new bank facilities will be subject to fluctuations in interest rates. The Group intends to manage this interest rate risk by fixing interest rates on a proportion of debt to ensure that the risk remains within certain approved limits. Financial instruments including swaps and options, interest rate caps, floors and collars and forward rate agreements may be utilised in managing this risk.

Currency risk

The Kesa Group is subject to foreign exchange exposures on trading and other transactions denominated in foreign currency. The Group intends to adopt a centralised approach to foreign exchange risk. No foreign exchange transactions may be undertaken without central approval. Financial instruments including forward exchange contracts, currency swaps and options and currency caps, floors and collars may be utilised in managing this risk.

The Group has taken advantage of the exemption in FRS 13 'Derivatives and Other Financial Instruments' in respect of short-term debtors and creditors and consequently these items are not included in the relevant analysis contained within notes 21, 22 and 23 below.

21. Interest rate and currency profile of gross financial assets

	Total assets	Floating rate assets	Fixed rate assets	Fixed Rate Assets: Weighted average interest rate on fixed rate assets	Fixed Rate Assets: Weighted average time for which rate is fixed	Non-interest bearing: Non-interest bearing assets	Non-interest bearing: Weighted average time until maturity
	£m	£m	£m	%	Years	£m	Years
At 3 February 2001							
Sterling	130.2	121.2	—	—	—	9.0	—
Euro	63.9	32.4	—	—	—	31.5	—
Other	3.4	0.9	—	—	—	2.5	—
Gross assets	197.5	154.5	—	—	—	43.0	—
Of which:							
Fixed asset investments (see note 14)	5.8						
Debtors due after more than one year (see note 16)	4.4						
Current asset deposits and investments (see note 17)	148.9						
Cash at bank and in hand	38.4						
	197.5						
At 2 February 2002							
Sterling	132.5	113.8	13.0	3.9	0.1	5.7	—
Euro	70.3	14.7	6.9	3.3	2.0	48.7	—
Other	8.3	1.2	7.1	3.0	1.8	—	—
Gross assets	211.1	129.7	27.0	3.4	1.2	54.4	—
Of which:							
Fixed asset investments (see note 14)	5.4						
Debtors due after more than one year (see note 16)	4.4						
Current asset deposits and investments (see note 17)	154.5						
Cash at bank and in hand	46.8						
	211.1						
At 1 February 2003							
Sterling	134.6	129.3	—	—	—	5.3	—
Euro	58.6	6.3	—	—	—	52.3	0.3
Other	0.7	—	—	—	—	0.7	—
Gross assets	193.9	135.6	—	—	—	58.3	0.3
Of which:							
Fixed asset investments (see note 14)	6.6						
Debtors due after more than one year (see note 16)	5.2						
Current asset deposits and investments (see note 17)	132.7						
Cash at bank and in hand	49.4						
	193.9						

The floating rate financial assets have interest rates based upon LIBOR and EURIBOR, fixed for periods of up to 12 months.

22. Interest rate and currency profile of gross financial liabilities

	Total liabilities	Floating rate liabilities	Fixed rate liabilities	Fixed Rate Liabilities: Weighted average interest rate on fixed rate liabilities	Fixed Rate Liabilities: Weighted average time for which rate is fixed	Non-interest bearing: Non-interest bearing liabilities	Non-interest bearing: Weighted average time until maturity
	£m	£m	£m	%	Years	£m	Years
At 3 February 2001							
Sterling	57.9	54.0	2.7	7.2	3.3	1.2	7.6
Euro	46.1	38.3	3.6	8.1	5.1	4.2	2.7
Gross liabilities	104.0	92.3	6.3	7.8	4.4	5.4	3.8
Of which:							
Bank loans and overdrafts (see note 18)	78.0						
Obligations under finance leases less than one year (see note 18)	2.6						
External funding due after more than one year (see note 19)	10.8						
Obligations under finance leases more than one year (see note 19)	7.2						
Other accruals due after more than one year	4.2						
Onerous property contracts (see note 26)	1.2						
	104.0						
At 2 February 2002							
Sterling	16.5	13.3	2.0	7.7	2.5	1.2	8.3
Euro	41.7	25.1	15.1	6.2	5.6	1.5	2.9
Gross liabilities	58.2	38.4	17.1	6.4	5.1	2.7	5.3
Of which:							
Bank loans and overdrafts (see note 18)	35.5						
Obligations under finance leases less than one year (see note 18)	2.5						
External funding due after more than one year (see note 19)	13.4						
Obligations under finance leases more than one year (see note 19)	4.1						
Other accruals due after more than one year	1.5						
Onerous property contracts (see note 26)	1.2						
	58.2						

22. Interest rate and currency profile of gross financial liabilities (continued)

			Fixed Rate Liabilities			Non-interest bearing	
	Total liabilities	Floating rate liabilities	Fixed rate liabilities	Weighted average interest rate on fixed rate liabilities	Weighted average time for which rate is fixed	Non-interest bearing liabilities	Weighted average time until maturity
	£m	£m	£m	%	Years	£m	Years
At 1 February 2003							
Sterling	53.5	51.0	1.2	7.7	1.5	1.3	7.2
Euro	46.8	34.0	11.3	6.0	4.9	1.5	4.4
Gross liabilities	100.3	85.0	12.5	6.2	4.6	2.8	5.7
Of which:							
Bank loans and overdrafts (see note 18)	82.1						
Obligations under finance leases less than one year (see note 18)	2.1						
External funding due after more than one year (see note 19)	11.5						
Obligations under finance leases more than one year (see note 19)	1.8						
Other accruals due after more than one year	1.5						
Onerous property contracts (see note 26)	1.3						
	100.3						

The floating rate liabilities have interest rates based upon LIBOR and EURIBOR, fixed for periods of up to 12 months.

23. Maturity of financial liabilities

The maturity of the Group's gross financial liabilities is as follows:

	2001	2002	2003
	£m	£m	£m
Within one year	80.6	38.0	84.2
Between one and two years	9.6	8.4	7.0
Between two and five years	8.0	7.0	5.8
Over five years	5.8	4.8	3.3
	104.0	58.2	100.3

24. Borrowing facilities

At 1 February 2003 the Group had no significant undrawn committed borrowing facilities available.

On Demerger, the Kesa Group will drawdown from a new long term loan facility. This will be used to repay the outstanding funding balance owed by the Kesa Group to the Kingfisher Group (save for that amount which is being capitalised). Details of the new facility are set out in Part 6 of the Listing Particulars.

25. Fair values of financial assets and liabilities

Set out below is a year-end comparison of fair and book values of all the Group's significant financial instruments by category. Where available, market values have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest and exchange rates.

	2001		2002		2003	
	Book value	Fair value	Book value	Fair value	Book value	Fair value
	£m	£m	£m	£m	£m	£m
Primary financial instruments held or issued to finance the Group's operations:						
Fixed asset investments	5.8	26.3	5.4	12.6	6.6	12.9
Long term borrowings	(20.7)	(21.8)	(4.6)	(4.9)	(10.7)	(11.4)
	(14.9)	4.5	0.8	7.7	(4.1)	1.5

There are no material differences between the book and fair values of the Group's other financial assets and liabilities.

Kingfisher funding balances are not included in long term borrowings as these are treated as equity balances for the purposes of the financial information in this report and are included within Kingfisher's investment in the Kesa Group in the balance sheet.

26. Provisions for liabilities and charges

	Pensions	Onerous property contracts	Total
	£m	£m	£m
Balance at 29 January 2000	2.2	1.4	3.6
Transfer from/(to) profit and loss account	0.2	(0.2)	—
Effect of foreign exchange rate changes	0.1	—	0.1
Balance at 3 February 2001	2.5	1.2	3.7
Transfer from profit and loss account	0.3	0.2	0.5
Utilised in year	(0.3)	(0.2)	(0.5)
Effect of foreign exchange rate changes	(0.1)	—	(0.1)
Balance at 2 February 2002	2.4	1.2	3.6
Transfer from profit and loss account	1.1	0.2	1.3
Utilised in the year	—	(0.1)	(0.1)
Acquired during the year	0.3	—	0.3
Effect of foreign exchange rate changes	0.1	—	0.1
Balance at 1 February 2003	3.9	1.3	5.2

Within the pensions provision the final salary pension fund provision for the UK pension scheme is £2.0 million (2002: £0.9 million; 2001: £0.9 million). This provision arises through accounting for the UK pension costs under SSAP 24 (see note 30). The remaining pension provision of £1.9 million (2002: £1.5 million; 2001: £1.6 million) relates to overseas pension schemes.

Within the onerous property contracts provision, the Group has provided against future liabilities for all properties sublet at a shortfall and long term idle properties. The provision is based on the value of future cash outflows relating to rent, rates and service charges. Due to the uncertainty relating to the timing of disposals and the related difficulty in predicting future subleases, prudent estimates have been included in the assessment of the provision requirement.

27. Deferred taxation

	Deferred tax asset
	£m
Balance at 29 January 2000	6.3
Transfer to profit and loss account	(1.8)
Acquired during the year	(0.2)
Balance at 3 February 2001	4.3
Transfer from profit and loss account	0.5
Balance at 2 February 2002	4.8
Transfer from profit and loss account	0.3
Acquired during the year	0.2
Balance at 1 February 2003	5.3

	Provided			Not provided		
	2001	2002	2003	2001	2002	2003
	£m	£m	£m	£m	£m	£m
Deferred taxation asset/(liability)						
Accelerated capital allowances	(6.6)	(7.2)	(7.5)	—	—	—
Other timing differences	10.9	12.0	10.9	—	—	—
Losses	—	—	1.9	0.8	1.9	0.3
Properties	—	—	—	(25.2)	(24.1)	(28.9)
Asset/(liability)	4.3	4.8	5.3	(24.4)	(22.2)	(28.6)

Deferred tax not provided in respect of properties relates to the tax that would arise if the French properties were sold for their value in the accounts. No provision has been made as either there is no binding agreement to sell or, in the case of properties which may be sold, no tax liability is expected to arise.

Losses which have not been recognised as deferred tax assets will be recoverable when there are taxable profits available against which they can be relieved.

Deferred tax has not been included on unremitted earnings of overseas subsidiaries as there is no intention to remit these in the foreseeable future.

28. Combined reconciliation of movement in Kingfisher's investment in the Kesa Group

	Kingfisher's investment in the Kesa Group	Minority interests	Total
	£m	£m	£m
At 30 January 2000	680.9	3.2	684.1
Profit for the financial year	105.6	2.4	108.0
Dividends payable to the Kingfisher Group	(232.0)	—	(232.0)
Dividends paid to minorities	—	(0.3)	(0.3)
Net effect of foreign exchange rate changes	(27.7)	(0.1)	(27.8)
Minority interest in acquisition made during the year	—	0.1	0.1
Movement in Kingfisher funding balances[1]	59.0	—	59.0
	(95.1)	2.1	(93.0)
At 3 February 2001	585.8	5.3	591.1
Profit for the financial year	111.2	2.6	113.8
Dividends paid to minorities	—	(0.8)	(0.8)
Net effect of foreign exchange rate changes	10.1	(0.4)	9.7
Movement in Kingfisher funding balances[1]	(76.1)	—	(76.1)
	45.2	1.4	46.6
At 2 February 2002	631.0	6.7	637.7
Profit for the financial year	98.5	1.8	100.3
Dividends payable to the Kingfisher Group	(35.8)	—	(35.8)
Dividends paid to minorities	—	(1.0)	(1.0)
Net effect of foreign exchange rate changes	5.2	0.6	5.8
Minority interest in acquisition made during the year	—	3.5	3.5
Movement in Kingfisher funding balances[1]	(65.8)	—	(65.8)
	2.1	4.9	7.0
At 1 February 2003	633.1	11.6	644.7
Represented by:			
Net balances with other Kingfisher companies	1,373.1	—	1,373.1
Aggregated share capital and reserves of Kesa Group companies	(787.3)	5.3	(782.0)
At 3 February 2001	585.8	5.3	591.1
Net balances with other Kingfisher companies	1,250.5	—	1,250.5
Aggregated share capital and reserves of Kesa Group companies	(619.5)	6.7	(612.8)
At 2 February 2002	631.0	6.7	637.7
Net balances with other Kingfisher companies	1,152.0	—	1,152.0
Aggregated share capital and reserves of Kesa Group companies	(518.9)	11.6	(507.3)
At 1 February 2003	633.1	11.6	644.7

Included in net exchange adjustments are exchange losses of £30.0 million (2002: exchange gain of £31.2 million; 2001: exchange loss of £39.2 million) arising on borrowings denominated in, or swapped into, foreign currencies designated as hedges of net investments overseas.

Note:

1 The movement in Kingfisher funding balances largely comprises the movement in the relevant long term debtor and creditor balances between the Kesa Group and Kingfisher, which are considered to be funding in nature.

29. Consolidated cash flow

(a) Reconciliation of operating profit excluding joint ventures and associates to net cash flow from operating activities

	2001	2002	2003
	£m	£m	£m
Group operating profit excluding joint ventures and associates	191.2	195.7	169.5
Depreciation and amortisation	49.6	57.8	62.4
Increase in stocks	(57.7)	(21.9)	(15.3)
(Increase)/decrease in debtors	(69.3)	(30.0)	23.1
Increase in creditors	73.3	76.0	7.7
Net cash inflow from operating activities excluding joint ventures and associates	187.1	277.6	247.4

The 2003 net cash in flow from operating activities is after payment of the £9.6 million exceptional item relating to the fine on duty in respect of alleged anti-competitive activities.

(b) Analysis of change in total net funds

	Cash	Deposits and investments	Borrowings due within one year	Borrowings due after one year	Total
	£m	£m	£m	£m	£m
At 29 January 2000	69.5	313.0	(77.6)	(14.5)	290.4
Decrease in cash	(32.7)	—	3.9	—	(28.8)
Increase/(decrease) in short-term deposits and investments	0.5	(165.6)	—	—	(165.1)
Increase in debt and lease financing	—	—	(1.0)	(2.8)	(3.8)
Effect of foreign exchange rate changes	1.1	1.5	(5.9)	(0.7)	(4.0)
At 3 February 2001	38.4	148.9	(80.6)	(18.0)	88.7
Increase in cash	8.6	—	41.6	—	50.2
Increase in short-term deposits and investments	0.7	6.9	—	—	7.6
Increase in debt and lease financing	—	—	—	(0.2)	(0.2)
Effect of foreign exchange rate changes	(0.9)	(1.3)	1.0	0.7	(0.5)
At 2 February 2002	46.8	154.5	(38.0)	(17.5)	145.8
Decrease in cash	(0.6)	—	(44.6)	—	(45.2)
Decrease in short-term deposits and investments	(0.1)	(22.8)	—	—	(22.9)
Decrease in debt and lease financing	—	—	0.5	5.4	5.9
Effect of foreign exchange rate changes	3.3	1.0	(2.1)	(1.2)	1.0
At 1 February 2003	49.4	132.7	(84.2)	(13.3)	84.6

Liquid resources comprise short-term deposits with banks which mature within 12 months of the date of inception.

30. Pension costs

Pension schemes operated and regular pension costs—SSAP 24

The Group operates a variety of pension arrangements covering both funded and unfunded defined benefit schemes and funded defined contribution schemes, and participates in the Kingfisher Group's schemes in the UK. By far the most significant is the Group's participation in the funded defined benefit and defined contribution schemes for Kingfisher Group's UK employees. The Group will continue to participate in these schemes until new schemes are set up, which will provide broadly comparable benefits.

The total pension charge in the profit and loss account of £12.0 million (2002: £9.0 million; 2001: £7.3 million) includes £0.8 million (2002: £0.6 million; 2001: £0.5 million) for the UK defined contribution scheme.

A formal actuarial valuation of the Kingfisher Group UK defined benefit scheme ("the Scheme") was carried out by an independent professionally qualified actuary at 31 March 2002, using the projected

unit method of funding. In this valuation, the assets were taken at their market value of £900 million (excluding AVCs). A value was placed on the liabilities by discounting the anticipated future benefits, including allowance where appropriate for future increases in pension and pensionable salaries, using assumptions derived by reference to market conditions as at 31 March 2002. The principal assumptions adopted for the future were an inflation rate of 3.0 per cent. per annum, an investment return on existing assets of 6.6 per cent. per annum, an investment return on future contributions of 6.6 per cent. per annum, pensionable pay increases of 4.6 per cent. per annum and pension increases of 2.75 per cent. per annum. On this basis, the assets were sufficient to cover over 101 per cent. of the Scheme's liabilities. The next valuation will be made on or before 31 March 2005.

The pension cost for the Kesa Group for this Scheme charged in the profit and loss account of £9.0 million (2002: £7.5 million; 2001: £5.6 million) is based on the formal actuarial valuation described above, adjusted to reflect market movements since the date of this valuation, and in accordance with SSAP 24 "Accounting for Pension Costs". Variations against regular cost have been amortised using the straight-line method. The pension cost for the Scheme is £1.1 million higher than the contributions paid into the Scheme by the Group during the year. The contributions paid into the Scheme are in line with the contribution rate as advised by the actuary following the 2002 valuation.

There are also funded and unfunded defined benefit arrangements covering senior executives in France, for which the charge in the profit and loss account was £1.6 million (2002: £0.4 million; 2001: £0.5 million). A further £0.6 million charge (2002: £0.5 million; 2001: £0.7 million) has been reflected in the profit and loss account in respect of other overseas pension arrangements.

FRS 17 disclosures

The Accounting Standards Board has announced a deferral of full mandatory adoption of FRS 17 following the notification of intention by the International Accounting Standards Board that it is to review IAS 19, the present international standard for post employment benefits. Instead, the transitional disclosure requirements will continue.

The FRS 17 disclosures below are for the Kingfisher Scheme as a whole and are based on the most recent actuarial valuation at 31 March 2002 and updated to 1 February 2003. They take into account the transitional requirements of FRS17.

The financial assumptions used to calculate estimated Kingfisher Scheme liabilities under FRS 17 are:

	2002	2003
	%	%
Discount rate	5.7	5.5
Salary escalation	4.0	3.9
Rate of pension increases	2.4	2.3
Price inflation	2.4	2.3

The assets in the Kingfisher Scheme at 2 February 2002 and 1 February 2003 and the expected future rates of return on them were:

	2002		2003	
	£m	%	£m	%
Equities	702	*8.0*	388	*8.5*
Bonds	143	*5.0*	288	*4.7*
Property	—	—	7	*7.0*
Other (principally cash)	223	*4.0*	99	*3.8*
Total market value of assets	1,068	*6.8*	782	*6.5*
Present value of Kingfisher Scheme liabilities	(1,228)		(1,050)	
Deficit in the scheme	(160)		(268)	
Related deferred tax asset	48		80	
Net pension liability	(112)		(188)	

If FRS 17 had been adopted in the Kingfisher Group financial statements, the following amounts would have been recognised in the performance statements for the financial year to 1 February 2003:

Amounts credited to profit and loss account in respect of defined benefit schemes:

Amounts (charged)/credited to profit and loss account	**2003** **£m**
Current service cost	(38)
Past service cost	—
Gain on settlements	95
Gain on curtailment	1
Total credited to operating profit	58
Amounts credited/(charged) to other finance income	
Expected return on pension scheme assets	71
Interest on pension scheme liabilities	(65)
Total credited to other finance income	6
Total credited to profit and loss account	64

Amounts recognised in Statement of Total Recognised Gains and Losses ("STRGL"):

	2003 **£m**
Actual return less expected return on pension scheme assets	(201)
As % of scheme assets	25.7%
Experience gain arising on scheme liabilities	25
As % of present value of scheme liabilities	2.4%
Changes in assumptions underlying present value of scheme liabilities (financial and demographic)	(27)
Total actuarial loss recognised in STRGL	(203)
As % of present value of scheme liabilities	19.3%

Movement in deficit during the year:

	2003 **£m**
Deficit in scheme at start of year (before tax)	(160)
Current service cost	(38)
Employer contributions	31
Settlement gain	95
Curtailment gain	1
Other finance income (net)	6
Actuarial loss recognised in STRGL	(203)
Deficit in scheme at end of year (before tax)	(268)

The Kesa Group will continue to participate in the Kingfisher Group Scheme until no later than 31 March 2004 and until that time it is not possible to accurately separate and identify the assets and liabilities of the Scheme relating to the Kesa Group. Under the terms of the Demerger pensions separation arrangements, the actuary has estimated that approximately £140 million (13 per cent.) of the total Kingfisher Group Scheme liabilities of £1,050 million at 1 February 2003 would be transferred in respect of the Kesa Group members. Of the total market value of the Kingfisher Group Scheme assets of £782 million at 1 February 2003, the actuary has estimated that assets totalling approximately £95 million (12 per cent.) would be transferred in respect of the Kesa Group members. On this basis, the Kesa Group's share of the Kingfisher Group Scheme deficit at 1 February 2003 of £268 million is approximately £31 million after allowing for a deferred tax asset of £14 million.

For the Group's remaining defined benefit plans, the market value of assets held by insurance companies was £13 million, Group balance sheet provisions totalled £2 million and the aggregate unfunded obligations for the plans were £9 million.

Comparison between SSAP 24 and FRS 17 for the Scheme

The actuary has estimated that the amounts charged to the Kesa Group profit and loss account under FRS 17 compared to SSAP 24 would be as follows:

	2003
	£m
FRS 17 profit and loss charge in respect of current service	(10)
SSAP 24 profit and loss account charge	(9)

31. Commitments

	2001		2002		2003	
	Land and buildings	Plant and equipment	Land and buildings	Plant and equipment	Land and buildings	Plant and equipment
	£m	£m	£m	£m	£m	£m
Annual commitments under operating leases						
Expiring within 1 year	10.7	4.0	10.4	4.3	15.2	5.7
Expiring between 2 and 5 years	18.2	6.7	27.1	6.7	28.3	8.4
Expiring in 5 years or more	52.6	—	57.9	0.1	64.1	—

Capital commitments contracted but not provided for by the Group amounted to £1.0 million in 2003 (2002: £6.1 million; 2001: £2.5 million).

32. Share options

The following options over ordinary shares in Kingfisher plc were held by employees of the Kesa Group:

	2001	2002	2003
	Millions	Millions	Millions
UK and International Executive option schemes			
Executive options	7.7	9.6	15.6
All employee options	7.2	6.6	6.9
UK and International Sharesave options	4.2	5.3	7.2
	19.1	21.5	29.7

All options were broadly granted at market price at the date of grant save the Sharesave options which were granted at a discount of up to 20 per cent. from the prevailing market price.

33. Acquisitions and disposals

Acquisitions made during the period included:

- On 31 January 2000, Vanden Borre acquired the assets and business of Hugo Van Praag, a Belgian electrical retailer. Total consideration was £23.9 million giving rise to goodwill of £20.9 million. In 2001, Vanden Borre contributed £69.5 million to turnover, £0.7 million to operating profit and £1.0 million to operating cash flows. As this business was acquired on the first day of the three years ended 1 February 2003, its results are included in full for the three year period.
- On 6 October 2000, the Group acquired 60% of the share capital of Datart International AS, an electrical retailer in the Czech Republic and Slovakia. Total consideration of £16.8 million was paid by a Kingfisher Group entity, which is outside of the Kesa Group. As a result the associated goodwill is excluded from the financial information in this report. In 2002, Datart International AS contributed £30.2 million to turnover, £0.7 million to operating profit and £1.1 million to operating cash flows.

- During 2003, BUT acquired companies owning 12 stores previously operated by franchisees (2002: 10 stores; 2001 14 stores). The contribution to turnover, operating profit and cash flows of these acquisitions is not considered material for the purposes of separate disclosure.

- Two stores in Luxembourg acquired by Darty from another Kingfisher Group company on 30 January 2003 have been treated as additions to tangible fixed assets in 2003, rather than as a component of the Kesa Group throughout, on the grounds of materiality.

The book value and fair value of assets acquired were not materially different. A financial summary of these transactions is as follows:

	Fair value to the Group		
	2001	**2002**	**2003**
	£m	**£m**	**£m**
Tangible fixed assets	1.8	2.7	3.6
Stocks	6.2	0.4	8.4
Other current assets[1]	2.7	1.0	5.7
Creditors	(3.4)	—	(10.4)
	7.3	4.1	7.3

Note:
1 Other current assets includes cash of £5.2 million in 2003.

	Goodwill arising		
	2001	**2002**	**2003**
	£m	**£m**	**£m**
Cash consideration	36.6	8.5	14.6
Net assets acquired	(7.3)	(4.1)	(7.3)
Minority interest acquired	—	—	3.5
Goodwill	29.3	4.4	10.8

Acquisition accounting has been adopted for these acquisitions.

During 2002, Darty disposed of its interest in the Dartem joint venture. Consideration received was £5.6 million (of which £1.1 million was received in 2003) and an exceptional profit of £3.0 million has been included in the profit and loss account.

A financial summary of this transaction is as follows:

	Profit arising
	£m
Consideration	5.6
Cost of investment in joint venture	(2.4)
Share of post acquisition reserves	(0.2)
Profit on disposal	3.0

34. Related party transactions

During the three years ended 1 February 2003, the Group carried out a number of transactions with related parties in the normal course of business. These are summarised below:

Joint ventures and associates

The Kesa Group has several joint venture relationships and associated undertakings. The nature of the transactions between the Kesa Group and these companies and the total values of the transactions is summarised below:

	2001	2002	2003
	£m	£m	£m
Commissions receivable	1.8	1.5	1.3
Dividends receivable	—	1.3	2.7

The year-end balances with joint ventures and associated undertakings are:

	2001	2002	2003
	£m	£m	£m
Amounts owed from joint ventures and associated undertakings	1.7	0.7	1.8
Amounts owed to joint ventures and associated undertakings	—	(0.7)	(0.7)
	1.7	—	1.1

Kingfisher Group companies

The Kesa Group has carried out a number of transactions with other Kingfisher Group companies in the normal course of business. The nature of these transactions and their total value are shown below:

	2001	2002	2003
	£m	£m	£m
Retail turnover	1.1	—	2.4
Other turnover	1.7	—	0.5
Rent payable	(4.3)	(5.3)	(5.1)
Net management charges	(0.5)	—	—
Pension scheme payments[1]			
—Kingfisher Pension Scheme	(5.6)	(7.5)	(7.9)
—Kingfisher Retirement Trust	(0.5)	(0.6)	(0.8)
Interest payable	(71.8)	(70.0)	(63.1)
Interest receivable	2.3	3.5	3.0
Fixed asset additions	—	—	(6.2)
Dividends payable	(232.0)	—	(35.8)

Note 1: Pension scheme payments represent employer contributions made by Comet to both schemes for the past three years.

In addition, certain services including tax, treasury, finance and other Group management services were provided to the Kesa Group by Kingfisher at no cost.

The net balances with other Kingfisher Group companies were:

	2001	2002	2003
	£m	£m	£m
Net current/trading debtors	7.4	17.2	14.7
Gross funding assets	87.6	98.4	141.2
Gross funding liabilities	(1,460.7)	(1,348.9)	(1,293.2)
Net funding liabilities	(1,373.1)	(1,250.5)	(1,152.0)
	(1,365.7)	(1,233.3)	(1,137.3)

	2001	2002	2003
	£m	£m	£m
Net funding accounts at beginning of year	(1,230.0)	(1,373.1)	(1,250.5)
Movement in funding balances	(143.1)	122.6	98.5
Net funding accounts at end of year	(1,373.1)	(1,250.5)	(1,152.0)

35. Contingent liabilities

The Directors are not aware of any material contingent liabilities save that Avantage, an electrical appliances retailer, has brought a claim against Darty on the basis that the difficulties it has encountered in establishing commercial relationships with suppliers are as a result of cartels between retailers, including Darty, and suppliers of electrical goods. The potential value and timing of any liability arising from this dispute is currently uncertain.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants





PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

The Directors
Kesa Electricals plc
22-24 Ely Place
London EC1N 6TE

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

17 June 2003

Dear Sirs

Kesa Electricals plc

Introduction

We report on the financial information set out below. This financial information has been prepared for inclusion in the listing particulars dated 17 June 2003 (the "Listing Particulars") of Kesa Electricals plc (the "Company").

The Company was incorporated as Ferrywalk Limited on 11 June 2001 and changed its name to Kesa Electricals Limited on 16 April 2003. It was re-registered as a public limited company on 10 June 2003 and the name of the Company was changed to Kesa Electricals plc. Save for entering into the conditional agreements referred to in paragraph 17 of Part 6 of the Listing Particulars, the Company has not yet commenced to trade and has not declared or paid a dividend.

Basis of preparation

The financial information set out below is based on the financial statements of the Company from the date of incorporation (11 June 2001) to 2 February 2002 and for the year ended 1 February 2003. The Company was dormant for the period to 2 February 2002 and accordingly took advantage of the exemption available to dormant companies not to have its financial statements audited. The financial statements for the year ended 1 February 2003 have been audited.

Responsibility

Such financial statements are the responsibility of the directors of the Company, who approved their issue.

The directors of the Company are responsible for the contents of the Listing Particulars in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial statements, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment relevant to the amounts and disclosures in the financial information. The evidence includes that previously obtained by us relating to the audit of the financial statements for the year ended 1 February 2003. Our work also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements underlying the financial information and whether the accounting policies are appropriate to the circumstances of the Company, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the Listing Particulars, a true and fair view of the state of affairs of the Company as at the dates stated.

Financial information

The balance sheets of the Company were as follows:

	Notes	2 February 2002	1 February 2003
		£	£
Current assets			
Debtors	2	1	1
Net assets		1	1
Represented by:			
Capital and reserves			
Called up share capital	3	1	1
Equity shareholders' funds		1	1

Notes to the financial information

1. *Accounting policies*

The balance sheets have been prepared under the historical cost convention and in accordance with applicable accounting standards.

2. *Debtors: amounts falling due within one year*

	2002	2003
	£	£
Amounts owed by other Kingfisher Group companies	1	1

3. *Share capital*

On incorporation, the authorised share capital of the Company was £100 divided into 100 shares of £1.00 each, of which one subscriber share of £1.00 was issued fully paid to the subscriber to the Company's Memorandum of Association, such subscriber share being subsequently transferred to B&Q Properties Limited (formerly Chartwell Land PLC), a subsidiary of Kingfisher plc, and then to Kingfisher plc.

4. *Post balance sheet events*

Subsequent to 1 February 2003, the following events have occurred which have an impact on the Company:

(a) On 5 June 2003 (prior to the re-registration of the Company as a public limited company):

- each ordinary share of £1.00 in the authorised, issued and unissued share capital was subdivided into 20 ordinary shares of 5p each;
- the authorised share capital of the Company was increased to £250,050,000 by the creation of 4,999,998,000 ordinary shares of 5p each and 50,000 redeemable preference shares of £1.00 each; and
- the 50,000 redeemable shares were allotted, but not issued, to Sheldon Holdings Limited, a subsidiary of Kingfisher plc, against an undertaking by Sheldon Holdings Limited to pay £50,000 to the Company on or before 31 August 2003.

(b) Following the re-registration of the Company as a public limited company, the 50,000 redeemable shares were allotted fully paid to Sheldon Holdings Limited on 11 June 2003.

(c) The Company has entered into various agreements (including the payment by Kingfisher plc of certain demerger costs) in connection with the proposed demerger, details of which are set out in

Part 6 of the Listing Particulars. In addition, on Demerger, subject to approval by the shareholders of Kingfisher at the Extraordinary General Meeting convened for 4 July 2003, the Company will award shares to selected senior Kesa Group executives ("Kesa Group Demerger Award Plan"). The awards are structured as rights to acquire shares on a payment of a nominal sum of £1. It is envisaged that awards over shares having a value not exceeding €16.7 million (£11.7 million at an exchange rate of €1.418/£1.00, being the closing rate on 12 June 2003) will be granted pursuant to the Kesa Group Demerger Award Plan subject to performance criteria. This cost, net of £5.1 million of compensation from Kingfisher, will be charged to profit before tax over the next four financial years.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

PART 4

PRO FORMA FINANCIAL INFORMATION FOR THE KESA GROUP

Pro forma financial information for the Kesa Group

The pro forma net asset statement set out below has been prepared to illustrate the effect on the net assets of the Kesa Group as at 1 February 2003 of the Demerger from Kingfisher as if the Demerger had taken place on that date. The pro forma net asset statement has been prepared for illustrative purposes only and, because of its nature, it may not give a true picture of the financial position of the Group.

The pro forma net asset statement for the Kesa Group is based on the combined balance sheet at 1 February 2003 for the Kesa Group as shown in the Accountants' report contained in Part 3 of this document.

Pro forma net asset statement at 1 February 2003

	Kesa Group	Adjustments		Pro forma
		Tax	Debt	
	£m	£m Note 1a	£m Note 1b	£m
Fixed assets				
Intangible assets	173.4	—	—	173.4
Tangible assets	496.8	—	—	496.8
Investments in joint ventures				
— share of gross assets	25.4	—	—	25.4
— share of gross liabilities	(19.3)	—	—	(19.3)
Investments in associates	22.1	—	—	22.1
Other investments	6.6	—	—	6.6
Total fixed assets	705.0	—	—	705.0
Current assets				
Stocks	538.2	—	—	538.2
Debtors due within one year	275.2	—	—	275.2
Debtors due after more than one year	10.5	—	—	10.5
Deposits and investments	132.7	—	—	132.7
Cash at bank and in hand	49.4	—	—	49.4
	1,006.0	—	—	1,006.0
Creditors: amounts falling due within one year	(865.2)	38.4	—	(826.8)
Net current assets	140.8	38.4	—	179.2
Total assets less current liabilities	845.8	38.4	—	884.2
Creditors: Amounts due after more than one year	(195.9)	—	(452.6)	(648.5)
Provisions for liabilities and charges	(5.2)	—	—	(5.2)
Net assets	644.7	38.4	(452.6)	230.5
Summary of net debt:				
Deposits and investments	132.7	—	—	132.7
Cash at bank and in hand	49.4	—	—	49.4
Creditors: amounts falling due within one year				
— Bank loans and overdrafts	(82.1)	—	—	(82.1)
— Obligations under finance leases	(2.1)	—	—	(2.1)
Creditors: amounts falling due after more than one year				
— Bank loans	(11.5)	—	(452.6)	(464.1)
— Obligations under finance leases	(1.8)	—	—	(1.8)
	84.6	—	(452.6)	(368.0)
Funding balances due to the Kingfisher Group included in Kingfisher investment in the Kesa Group	(1,152.0)	—	1,152.0	—
Net debt	(1,067.4)	—	699.4	(368.0)

Notes:

1a The adjustment is to remove certain tax liabilities that, on Demerger, will be paid or retained by Kingfisher.

1b The debt adjustment to net assets reflects the fact that, as part of the Demerger, £699.4 million of funding balances due to the Kingfisher Group at 1 February 2003 is being capitalised (see paragraph 13.3 of Part 6) and the remaining funding balances due to the Kingfisher Group (£452.6 million (€683.0 million) at 1 February 2003) are being repaid to Kingfisher through drawdown of the Kesa Group's new facilities.

2 No adjustment has been made to reflect trading or other transactions of the Kesa Group since 1 February 2003. No adjustment has also been made to reflect those expenses of the Demerger that are being paid by Kesa Electricals, net of any reimbursement by Kingfisher.



PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

The Directors
Kesa Electricals plc
22-24 Ely Place
London EC1N 6TE

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

17 June 2003

Dear Sirs

The Kesa Group

We report on the pro forma financial information relating to the companies which, following the proposed Demerger, will be directly or indirectly owned by the Company (collectively referred to as the "Kesa Group") set out in Part 4 of the Listing Particulars of Kesa Electricals plc (the "Company") dated 17 June 2003. The pro forma financial information has been prepared, for illustrative purposes only, to provide information about how the proposed Demerger might have affected the combined balance sheet of the Kesa Group as at 1 February 2003 if the Demerger had taken place on that date.

Responsibilities

It is the responsibility solely of the Directors of the Company to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority (the "Listing Rules").

It is our responsibility to form an opinion, as required by the Listing Rules, on the pro forma financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 'Reporting on pro forma financial information pursuant to the Listing Rules' issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the Directors of the Company.

Opinion

In our opinion:

(a) the pro forma financial information has been properly compiled on the basis stated;

(b) such basis is consistent with the accounting policies of the Company; and

(c) the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

PART 5
RISK FACTORS

The business, financial condition or results of operations of the Kesa Group could be adversely affected by any of the risks set out below. These risk factors and investment considerations could also have an adverse effect on the trading price of the Kesa Shares. Kesa Electricals's systems of control and protection are designed to help manage and control risks to an appropriate level rather than to eliminate it. This Part 5 should be read in connection with the rest of this document.

Trading performance

Market and other factors

The Kesa Group's business is affected by a variety of factors outside its control, including, among others, changing consumer trends, general political and economic conditions, and existing and new competitor activity:

- The Group's success depends in part upon its ability to anticipate, and to respond to, changing consumer preferences and trends.
- Because many of the Group's retail products represent discretionary purchases, customer demand for these products could decline in a recession, a period of high interest rates, or other period in which consumer confidence is negatively affected.
- All of the Group's main operating companies face a significant established competitor base. In addition there is competition from new entrants, for example supermarkets and hypermarkets in the UK market, into its product sectors.
- The Group's success is partially dependent on new technologies and products being developed by third parties, such as its suppliers and other manufacturers.
- The Group's success depends upon maintaining a product mix aimed at preventing a fall in the average selling price of products. The Group seeks to achieve this through the constant introduction of new better featured products, so as to counteract the general deflationary pressure on prices. Maintaining turnover levels in this manner is an important means of sustaining operating margins as the Group's cost base is more influenced by sales volumes rather than product prices.

Whilst independent forecasts predict that the retail market for electrical goods will continue to grow, it is unclear in the current uncertain economic and market environment what levels of growth will be achieved in the various national markets in which the Group operates.

Fluctuations in the Group's quarterly performance

Fluctuations in the Group's quarterly operating results have occurred in the past and may occur in the future based on a variety of factors, including:

- fluctuations in consumer demand, for example, due to seasonality. (In the financial year ended 1 February 2003 a disproportionate share of the Group's operating profit was achieved in the fourth quarter of the year.);
- the actions of competitors, individually or collectively;
- increases and decreases in variable costs;
- changes in the Group's product mix;
- external factors (such as third party labour disputes) which may have an impact on all aspects of the Group's infrastucture and business;
- catastrophic events such as the destruction of a key asset (e.g. distribution centre or IT function) or a major fraud; and
- the timing of new store openings and of the completion of capital expenditure projects generally.

The Group has significant fixed costs, such as rents and employee wages and salaries. If the Group experiences lower sales, it will be unable to reduce its fixed costs proportionately with immediate effect.

Forecasting requirements

Incorrect forecasting of customer demand for individual products and services in the future could result in the Group experiencing an excess or a shortage of stock. The lead times between ordering and delivery make it important and difficult to predict the demand for such items accurately from the Group's customers. If orders do not match actual demand, the Group could have higher or lower than anticipated stock levels. Any excess stock could lead to higher interest charges, price reductions or write downs of slow moving or excess stock, any of which could result in profits lower than otherwise would be the case.

Demand cycle

In recent years, the increasing speed of innovation has resulted in market sectors reaching saturation levels faster. The availability of new products and changes in consumer preferences have made it more difficult for all retailers to predict sales demand accurately, although the Company believes the Group has significant experience and established processes for forecasting demand and managing fluctuations in demand. The future growth of the Group's businesses depends in part on the introduction of new products and technologies that are fully embraced by consumers.

Competition

The electricals retailing sector is highly competitive in all markets in which the Group operates. The Group competes with a wide variety of retailers of varying sizes, and faces increased competition from existing general and specialist retailers operating in different ways from the Group, for example from mail order or exclusively over the internet and possible new entrants to any of its markets, including international electrical retailers currently only operating in other overseas markets. Actions taken by the Group's competitors, as well as actions taken to maintain its own competitiveness and reputation for value, have placed and may continue to place pressure on the Group's merchandise pricing, margins and profitability. Some of the Group's competitors may have access to some or all of the following: greater financial resources, greater purchasing economies and lower cost bases, any of which may give them a competitive advantage and may adversely impact the Group's profits and returns. The Group operates most of its business through stores, either held on long term leases or owned outright. Changes in consumer habits, in traffic arrangements, in the occupation of adjoining or nearby properties or other reasons may render any of these locations less attractive to consumers or less profitable than currently.

International operations

The Group currently operates in a number of countries including Belgium, the Czech Republic, the Netherlands and Slovakia, and in some instances operates through businesses which are relatively immature. Some of these businesses are currently loss-making. The Company expects that as these businesses and markets mature they will provide the opportunity for growth, greater economies of scale and a basis for long term profitability, but there can be no assurance of this. There are political, economic and exchange rate related risks associated with operating in all the Group's current markets which could adversely impact profits and returns.

BUT's franchise business

A large part of BUT's business is operated through a network of franchises that are independent from the Group (as opposed to those in which the Group has a significant investment and over which it exercises a dominant influence). The Group is not able to exercise control over these independent businesses. In addition, French law places a number of restrictions and obligations on franchisors which, if not complied with, could lead to its franchise arrangements being terminated or BUT being liable to pay damages.

Brands

The Group is reliant on the reputation of its brands. Events that materially damage the reputation of one or more of the Group's brands could have an adverse effect on the profitability and value of that brand.

Supply and distribution arrangements

The Kesa Group sources a significant proportion of its products through existing supply arrangements with key distributors and manufacturers. A number of these supply arrangements are conducted on an informal basis, with supply terms and prices being negotiated on an order by order basis. The projected growth of the Group's business will increase the demand for products and the use of supply chains. To date, the Group has not experienced the cancellation of any significant supply or distribution contracts or any other significant problems with distributors or been unable to arrange alternative supply sources for major products. However, there can be no assurance that this will not occur or that the Group will be able to continue to obtain supply terms as favourable as those currently in effect.

The Group is exposed to exchange rate fluctuations in relation to its international sourcing activities. The Group is also vulnerable to disruption in its sourcing and supply arrangements as a result of political, environmental or other events in all parts of the world in which the Group operates.

In addition, the markets in which the Kesa Group operates are subject to restrictions limiting the Kesa Group's ability to enter into (or not enter into) and terminate arrangements with its suppliers, purchasers and customers. Compliance with these rules may be investigated by market regulators with any breach resulting in a risk of sanctions (including fines and other remedies) being imposed on the Kesa Group.

Information technology

Each of the Group's businesses must record and process a substantial volume of retail transactions and conduct inventory management quickly and accurately. The Company expects that its systems will require continuous enhancements and ongoing investment as it integrates and continues to improve them.

Changes in legislation, taxation, accounting and trading practices

Governmental reviews of retail trading practices resulting in changes in legislation and proposed or actual changes in accounting standards such as Accounting Standard FRS 17 on accounting for pensions, could impact the perceived value of the Company. No assurance can be given that future changes in legislation, taxation, accounting or trading practices will not affect the performance or value of the Group. The Group's operations, for example consumer credit and insurance, are subject to specific legislative and regulatory requirements. Changes in these requirements may adversely affect the Group's profitability and its ability to trade.

For example, in the UK the supply of extended warranties on domestic electrical goods is currently under investigation by the Competition Commission, following a reference by the Director General of Fair Trading in July 2002. Further information on this investigation and the potential risks for Kesa Electricals is set out in paragraph 8 of Part 1 of this document.

In June 2002, the European Council approved a regulation (the "Regulation") requiring all companies that are governed by the law of a member state of the European Union and whose securities are admitted to trading on a regulated market of any member state to prepare their consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union. The Regulation is to be effective for each financial year starting on or after 1 January 2005 and will therefore first apply to the Group's financial statements for the year ending 29 January 2006. It may also apply to the interim financial statements for the six months ending 30 July 2005.

It is expected that there will be significant continuing IFRS developments between now and 2005 and consequently there is uncertainty about exactly what IFRS will require in 2005. This uncertainty will be reduced as the International Accounting Standards Board ("IASB") finalises and publishes its standards on first time adoption of IFRS.

In the meantime, the UK Accounting Standards Board ("ASB") is adopting a phased transition to the conversion of existing UK GAAP and plans to issue around 40 new standards/revisions to existing standards over the next two years, some of which have already been issued in the form of Financial Reporting Exposure Drafts ("FREDs").

The Group will adopt these FREDs when they become effective and part of UK GAAP. The transition of UK GAAP to IFRS and the subsequent adoption of IFRS may have a material impact on the Group's reported results, although the Directors cannot readily quantify the impact at this time.

Operational currency issues

The Group conducts operations primarily in the UK and the Eurozone, as well as in Eastern European countries, but reports its results of operations in pounds sterling. As such, the Company's results may be materially affected by volatility in foreign currency exchange rates, particularly between pounds sterling and the euro.

Environmental matters

The Group's operations are subject to various laws and regulations relating to environmental protection, for example those in relation to the removal of unwanted packaging. The scope of these laws varies across the Group's operations according to the jurisdictions concerned.

In a number of jurisdictions, certain aspects of the Group's operations are authorised to operate only in accordance with permits/declarations. The Group's profitability may be adversely affected by changes in these laws and regulations.

In some of these jurisdictions, it is not clear that all sites are operating with the necessary permits/ declarations. The Company does not anticipate that the absence of permits/declarations will have a material impact on the Group.

Prior to the occupation by certain members of the Group, a number of properties within the Group's existing portfolio may have been used for potentially contaminative commercial and industrial uses. The laws that regulate the remediation of contaminated land vary according to the jurisdiction in which the contaminated land is located. Remediation of contaminated land may be required, whether caused by the relevant member of the Group or by previous owners, occupiers or operators.

Further expansion and acquisitions

The Company intends to continue with the present level of investment in new stores. Whilst the Group has identified store locations in all its main French and UK operations to fulfil the majority of its store-opening programme for the next two years, the store development environment, from a regulatory point of view in a number of countries, is becoming more difficult, notably in France and in the UK and particularly for large stores.

Successful execution of the Group's roll-out of its new stores is dependent upon a number of factors, including the identification of suitable properties, the terms of planning permissions, the obtaining of governmental permits and licenses, the negotiation of acceptable purchase or lease and financing terms, the hiring, training and retention of personnel, the level of existing and future competition in areas where new or remodelled stores are to be located, the ability of the Group's existing distribution systems to accommodate new and enlarged stores and general macroeconomic conditions. There has been, and the Company anticipates that there will continue to be, significant competition among retailers for desirable store sites and qualified personnel in the electricals market. This has resulted in increasing rents and costs of operations, a trend which is expected to continue.

In deciding whether to open new or extend existing stores, the Group assesses the extent to which the new or extended stores are likely to result in the diversion of sales and profits from other stores within the Group. The Group may underestimate the extent of the impact of new or extended store openings on existing stores.

Leased properties

Store leases form a significant portion of the Group's, and in particular Comet's, cost base. In the near future, the Group will need to negotiate lease renewals and is therefore exposed to increases in the rental market.

Employees

Management and key personnel

The Group's success depends in part on the continued service of its key management and technical personnel and on its ability to continue to attract, motivate and retain highly-qualified employees. The successful implementation of the Group's strategy depends on the availability of skilled management.

The Company also believes that highly-qualified employees required by the Group in various capacities are sometimes in short supply in the labour market. There can be no assurance that the Group will continue to be successful in attracting, retaining or motivating necessary personnel.

Labour conditions

The Group relies on being able to continue to attract and retain quality employees. External factors, such as unemployment levels and changing demographics, minimum wage legislation and other employment regulations such as in relation to maximum working hours and redundancy, affect the Group's ability to meet its labour needs and control labour costs. Uncertainty surrounding the implications of applying complex and as yet largely untested maximum working hour laws and regulations in France may lead to increased labour costs for the Kesa Group in France.

Financing arrangements

Kesa Electricals has entered into a multi-currency loan and working capital facility with a number of banks of up to €1 billion (£705 million). The resulting interest costs will represent variable financing costs and, to the extent that these are denominated in other currencies as a result of currency exchange rate movements, may give rise to fluctuations in the Group's results of operations, which are reported in pounds sterling. The Group's ability to borrow under these and any other additional facilities which it may seek to establish, will be determined by the Group being able to comply with certain financial and other covenants combined in the facility documentation. If the Group's revenues or cash flows do not meet expectations, the Group may lose its ability to borrow money or to do so on terms it considers to be favourable.

The Group's resulting bank indebtedness may affect its ability to raise further debt financing for other purposes and increase its exposure to fluctuations in interest rates. These factors could also affect future earnings growth.

PART 6
ADDITIONAL INFORMATION

1. Responsibility

The Directors of the Company, whose names appear in paragraph 5 of this Part 6, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Incorporation

2.1 The Company was incorporated and registered in England and Wales under the Companies Act as a private limited company under the name of Ferrywalk Limited on 11 June 2001. Pursuant to a special resolution, the name of the Company was changed on 16 April 2003 to Kesa Electricals Limited. The Company was re-registered as a public limited company on 10 June 2003 and the name of the Company was changed to Kesa Electricals plc. The Company's registered number is 4232413. The principal legislation under which the Company operates is the Companies Act and the regulations made under the Companies Act.

2.2 The Company's registered and head office is located at 22-24 Ely Place, London EC1N 6TE.

3. Share Capital

3.1 On incorporation, the authorised share capital of the Company was £100 divided into 100 shares of £1.00 each, of which one subscriber share of £1.00 was issued fully paid to the subscriber to the Company's Memorandum of Association, such subscriber share being subsequently transferred to B&Q Properties Limited, a wholly owned subsidiary of Kingfisher, and by B&Q Properties Limited to Kingfisher.

3.2 By ordinary and special resolutions passed as written resolutions on 5 June 2003 prior to the re-registration of the Company as a public limited company:

3.2.1 each ordinary share of nominal value £1.00 each in the authorised, issued and unissued share capital of the Company was subdivided into 20 Kesa Shares of nominal value 5 pence each;

3.2.2 the authorised share capital of the Company was increased to £250,050,000 by the creation of 4,999,998,000 ordinary shares of nominal value 5 pence each and 50,000 redeemable preference shares of nominal value £1.00 each ("Redeemable Shares"), the terms of which provide for automatic redemption (subject to the Company having sufficient distributable profits out of which to do so) upon Admission; and

3.2.3 the Directors were generally and unconditionally authorised, in accordance with section 80 of the Act, to exercise all powers of the Company to allot relevant securities (as defined in section 80(2) of the Companies Act) up to an aggregate nominal amount of £50,000.

3.3 On the same date:

3.3.1 50,000 Redeemable Shares, which are redeemable automatically upon Admission, were allotted, but not issued, to Sheldon Holdings Limited, a wholly owned subsidiary of Kingfisher, against an undertaking to pay £50,000 to the Company on or before 31 August 2003;

3.3.2 of the 20 Kesa Shares into which the single issued share of £1.00 held by Kingfisher had been divided, legal title to thirteen Kesa Shares was transferred to Helen Jones and legal and beneficial title to seven Kesa Shares was transferred to Francis Mackay in return for the payment by him to Kingfisher of 35 pence,

thereby allowing the Company to proceed with an application under section 43 of the Companies Act to be re-registered as a public limited company. That application was granted, and the Company was re-registered as a public limited company, on 10 June 2003. Sheldon Holdings Limited was then issued with the 50,000 Redeemable Shares fully paid and was registered in the Kesa Share Register as the holder of the 50,000 Redeemable Shares on 11 June 2003.

3.4 By ordinary and special resolutions passed on 13 June 2003, but conditional on Admission:

3.4.1 the Redeemable Shares, subject to them having been redeemed, are to be cancelled from the authorised share capital of the Company;

3.4.2 the Directors are generally and unconditionally authorised, in accordance with section 80 of the Companies Act, to exercise all powers of the Company to allot relevant securities (as defined in section 80(2) of the Act) up to an aggregate nominal amount of £176,528,638 provided that, other than for allotments in connection with the Demerger, the authority is limited to the allotment of relevant securities up to an aggregate nominal amount of £73,471,362 and provided further that the resolution is stipulated to expire at the conclusion of the first annual general meeting following the passing of the resolution; and

3.4.3 the Directors are empowered pursuant to section 95 of the Companies Act to allot equity securities for cash as if section 89(1) of the Act did not apply to such allotment, provided that this authority is limited to:

(i) the allotment of equity securities in connection with an issue in favour of Kesa Shareholders where the equity securities respectively attributable to the interests of all Kesa Shareholders are proportionate (as nearly as practicable) to the respective numbers of Kesa Shares held by them, but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or any legal, regulatory or practical problems under the laws or regulations of any overseas territory or the requirements of any regulatory body or stock exchange in any territory, or otherwise howsoever; and

(ii) other allotments of equity securities for cash where the authority shall be limited in aggregate to the allotment of or involving equity share capital not exceeding (in nominal value) 5 per cent. of the nominal value of the issued share capital of the Company immediately following Admission.

3.4.4 it was resolved that immediately following Admission every five Kesa Shares of nominal value 5 pence each be consolidated into one Kesa Share of nominal value 25 pence and that fractional entitlements to Kesa Shares arising on the consolidation be aggregated and sold and the aggregate proceeds (net of any commissions, dealing costs and administrative expenses) be remitted to the relevant shareholders (save that, in the event that any shareholder's entitlement, when aggregated with his entitlement arising on the Kingfisher Share Consolidation, is £1 or less, that shareholder's entitlement shall be retained by Kingfisher).

3.5 Based on the assumptions set out below, it is expected that up to 2,647,929,567 Kesa Shares of nominal value 5 pence each will be issued pursuant to the Demerger. Accordingly, the Company's authorised and issued share capital, as at the close of business on 13 June 2003 (the latest practicable date prior to the date of this document) and immediately following the Demerger, is expected to be:

	Authorised share capital		**Issued and fully paid share capital**	
As at 13 June 2003	**Number**	**Aggregate nominal amount**	**Number**	**Aggregate nominal amount**
—ordinary shares of nominal value 5 pence each	2,000	£100	20	£1
—redeemable preference shares of nominal value £1.00 each	50,000	£50,000	50,000	£50,000
Upon Demerger				
—ordinary shares of nominal value 5 pence each	5,000,000,000	£250,000,000	2,647,929,567	£132,396,478.35
—redeemable preference shares of nominal value £1.00 each	None	Nil	None	Nil
After the Kesa Share Consolidation				
—ordinary shares of nominal value 25 pence each	1,000,000,000	£250,000,000	529,585,913	£132,396,478.35
—redeemable preference shares of nominal value £1.00 each	None	Nil	None	Nil

The above figures are based on:

(i) the £364,055,940 nominal value of Kingfisher Shares of nominal value 13.75 pence each in issue at 13 June 2003; and

(ii) the assumption that options over 250,000 unissued Kingfisher Shares are exercised prior to the Demerger Record Time (being Kingfisher's estimate of the maximum number of options over additional Kingfisher Shares which may be exercised prior to the Demerger Record Time).

3.6 The provisions of section 89(1) of the Companies Act (which, to the extent not disapplied pursuant to section 95 of the Act, confer on shareholders rights of pre-emption in respect of the allotment of equity securities which are, or are to be, paid up in cash) apply to the authorised but unissued share capital of the Company except to the extent disapplied as referred to in paragraph 3.4.3 above.

3.7 Save as disclosed in this paragraph 3 or in paragraph 5 below, since 11 June 2001 (the date of incorporation of the Company):

3.7.1 no share or loan capital of the Company has been issued or agreed to be issued, or is now proposed to be issued, fully or partly paid, either for cash or for consideration other than cash, to any person;

3.7.2 no commissions, discounts brokerages or other special terms have been granted by the Company or any other member of the Group in connection with the issue or sale of any share or loan capital of the Company or any other member of the Group; and

3.7.3 no share or loan capital of the Company or any other member of the Group is under option or agreed conditionally or unconditionally to be put under option.

3.8 None of the Kesa Shares have been marketed or are being made available to the public in whole or in part in conjunction with the application for listing of those securities, except pursuant to the Demerger. All of the Kesa Shares will be allotted and issued to the holders of Kingfisher Shares held at the Demerger Record Time.

3.9 Application has been made to the UK Listing Authority for the Kesa Shares (issued and to be issued) to be admitted to the Official List and for the admission of Kesa Shares to trading on the London Stock Exchange's market for listed securities. Upon Admission, it is expected that unconditional dealing will commence in the Kesa Shares at 8.00 a.m. on Monday, 7 July 2003. Application has also been made for the Kesa Shares to be admitted to the *Premier marché* of Euronext Paris.

3.10 Upon the Demerger becoming effective, the Company will issue Kesa Shares to holders of Kingfisher Shares on the Kingfisher Share Register at the Demerger Record Time on the basis of one Kesa Share for every Kingfisher Share held at that time, save that the number of Kesa Shares to be allotted and issued to each of Helen Jones and Francis Mackay as holders of Kingfisher Shares will be reduced by the number of Kesa Shares already held by them for the purposes of the Demerger (being thirteen and seven Kesa Shares respectively) so that upon the Demerger becoming effective all holders of Kingfisher Shares (including Helen Jones and Francis Mackay) will hold one Kesa Share for each Kingfisher Share held at the Demerger Record Time.

3.11 The Kesa Shares will be issued credited as fully paid up and free from all liens, charges, encumbrances and other third party rights and will rank in full for all dividends and other distributions declared, paid or made by the Company after Admission.

3.12 The Kesa Shares will be in registered form. The Company's Articles permit the holding of its shares through CREST. The Directors will apply for the Kesa Shares to be admitted to CREST with effect from Admission. Accordingly, arrangements will be put in place for the holders of Kingfisher Shares who hold their Kingfisher Shares in uncertificated form to hold their Kesa Shares in uncertificated form and effect settlement of transactions in Kesa Shares within the CREST system. CREST accounts will be credited on Admission.

3.13 Those holders of Kingfisher Shares who hold share certificates in respect of Kingfisher Shares will receive share certificates in respect of their consolidated Kesa Shares. Share certificates are expected to be despatched by the Registrar by 14 July 2003. Temporary documents of title will not be issued, and all transfers between the date on which dealings in Kesa Shares begin and the date on which share certificates in respect of Kesa Shares are despatched will be certified against the Kesa Share Register. Share certificates will not be renounceable.

4. Memorandum and Articles of Association

4.1 Memorandum of Association

The Memorandum of Association of the Company sets out the objects of the Company in clause 4. These include the object to carry on the business of a holding company. The Memorandum of Association is available for inspection as described in paragraph 21 below.

4.2 Articles of Association

The Company's Articles adopted pursuant to a special resolution of the Company passed on 13 June 2003 and to have effect conditionally on Admission contain provisions, inter alia, to the following effect:

4.2.1 Rights attaching to the Kesa Shares

(a) Dividends

Subject to the provisions of the Companies Act, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, provided that no dividend shall exceed the amount recommended by the Board.

Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. All dividends shall be apportioned and paid proportionately according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

Subject to the provisions of the Companies Act, the Board may pay interim dividends if it appears to the Board that they are justified by the profits of the Company available for distribution. If the Board acts in good faith it shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the declaration or the lawful payment of an interim dividend on any shares having deferred or non-preferred rights. No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

A general meeting declaring a dividend may, upon the recommendation of the Board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets, including without limitation paid up shares or debentures of another body corporate. The Board may, if authorised by an ordinary resolution of the Company, offer any holder of shares the right to elect to receive shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the Board) of all or any dividend specified by that resolution.

Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the Board so resolves, be forfeited and cease to remain owing by the Company.

The Company shall be entitled to cease sending dividend warrants and cheques by post or otherwise to a member if those instruments have been returned undelivered to, or left uncashed by, that member on at least two consecutive occasions. Such entitlement conferred on the Company in respect of any member shall cease if the member claims a dividend or cashes a dividend warrant or cheque.

(b) Voting rights

Subject to any rights or restrictions attached to any shares, every member who is present in person (or in the case of a corporation is present by a duly authorised representative) shall have one vote on a show of hands and on a poll every member present in person or by proxy shall have one vote for every share of which he is the holder.

No member shall be entitled to vote at a general meeting or at a separate meeting of the holders of any class of shares unless all moneys presently payable by him in respect of shares have been paid.

(c) Disclosure of interests in shares

If the Board has served notice on a member after a failure by the member to provide information about interests in shares required to be provided under the Companies Act, the Board may direct that, in respect of the shares in relation to which the default occurred:

- (i) the member shall not be entitled to attend or vote either personally or by proxy at a general meeting or at a separate meeting of the holders of that class of shares or on a poll;
- (ii) where the shares represent at least one quarter of one per cent. in nominal value of the issued shares of their class, no payment shall be made by way of dividend and no share shall be alloted to satisfy a dividend; and
- (iii) where the shares represent at least one quarter of one per cent. in nominal value of the issued shares of their class, no transfer shall be registered unless (i) the member is not himself in default as regards supplying the information requested and the transfer is accompanied by a certificate by the member in a form approved by the Board; or (ii) the transfer is an approved transfer (as defined in the Company's Articles); or (iii) registration of the transfer is required by the Uncertificated Securities Regulations 2001.

Such a direction notice shall cease to have effect not more than seven days after the earliest of receipt by the Company of (a) a notice of an approved transfer (as defined in the Company's Articles) or (b) all the information required by the relevant notice in a form satisfactory to the Board.

(d) Distribution of assets on liquidation

If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution and any other sanction required by the Insolvency Act 1986 divide among the members in specie all or any part of the Company's assets and may value any assets and determine how the division shall be carried out; vest all or any part of the assets in trustees for the benefit of the members; and determine the scope and terms of those trusts. No member shall be compelled to accept any asset on which there is a liability.

4.2.2 Transfer of shares

The instrument of transfer of a certificated share (as defined in the Company's Articles) may be in any usual form or in any other form which the Board may approve. An instrument of transfer shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. An instrument of transfer need not be under seal. The Board may, in its absolute discretion and without giving any reason, refuse to register the transfer of a certificated share which is not fully paid, provided that the refusal does not prevent dealings in shares in the Company from taking place on an open and proper basis. The Board may also refuse to register the transfer of a certificated share unless the instrument of transfer:

- (a) is lodged, duly stamped (if stampable), at the office or at another place appointed by the Board accompanied by the certificate for the share to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;
- (b) is in respect of only one class of shares; and
- (c) is in favour of not more than four transferees.

The Company's Articles permit the holding and transfer of Kesa Shares in CREST, the paperless statement system.

4.2.3 Changes in share capital

Subject to the provisions of the Companies Act and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine or, subject to and in default of such determination, as the Board shall determine. Subject to the provisions of the Companies Act, and without prejudice to any rights attached to any existing shares or class of shares, shares may be issued which are to be redeemed or are to be liable to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by the Company's Articles.

Subject to the Company's Articles and to the provisions of the Companies Act all unissued shares of the Company are at the disposal of the Board.

The Company may by ordinary resolution increase, consolidate or, subject to the provisions of the Companies Act, sub-divide its share capital. The Company may, by ordinary resolution, also cancel shares which, at the date of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled. Subject to the provisions of the Companies Act, the Company may by special resolution reduce its share capital, capital redemption reserve and share premium account in any way. Subject to and in accordance with the provisions of the Companies Act and without prejudice to any relevant special rights attached to any class of shares, the Company may purchase any of its own shares of any class in any way and at any price (whether at par or above or below par).

4.2.4 Variation of rights

Subject to the provisions of the Companies Act, the rights attached to any class of shares may (unless otherwise provided by the terms of allotment of the shares of that class) be varied or abrogated either with the consent of the holders of three quarters in nominal value of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class.

4.2.5 Lien and forfeiture

The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys payable to the Company (whether presently or not) in respect of that share. Subject to the terms of allotment, the Board may from time to time make calls on the members in respect of any moneys unpaid on their shares. If a payment is not made when due, the Board may give not less than 14 clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment. If that notice is not complied with, any share in respect of which it was given may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the Board. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited shares and not paid before the forfeiture.

4.2.6 Directors' interests

A Director shall not vote at a meeting of the Board or a committee of the Board on any resolution of the Board concerning a matter in which he has an interest (other than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company) which is material unless his interest arises only because the case falls within one or more of the following paragraphs:

(a) the resolution relates to the giving to him of any security or indemnity in respect of money lent by him to, or an obligation incurred by him at the request of or for the benefit of, the Company or any of its subsidiaries;

(b) the resolution relates to the giving to a third party of any security or indemnity in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director has assumed responsibility (in whole or in part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(c) his interest arises in relation to the subscription or purchase by him of shares, debentures or other securities of the Company pursuant to an offer or invitation to members or debenture holders of the Company, or any class of them, or to the public or any section of the public;

(d) his interest arises by virtue of his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any shares, debentures or other securities of or by the Company or any of its subsidiaries for subscription, purchase or exchange;

(e) the resolution relates to a proposal concerning any other body corporate in which he is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he is not the holder of or beneficially interested in one per cent. or more of any class of the equity share capital of such body corporate (or any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances);

(f) the resolution relates in any way to a retirement benefits scheme which has been approved, or is conditional upon approval, by the Board of Inland Revenue for taxation purposes;

(g) the resolution relates to any contract or arrangement for the benefit of employees of the Company or of any of its subsidiaries and does not provide in respect of any Director as such any privilege or advantage not accorded to the employees to whom the contract or arrangement relates; and

(h) any proposal concerning any insurance which the Company is empowered to purchase or maintain for or for the benefit of any Directors of the Company.

The Company may by ordinary resolution suspend or relax any provision of the Company's Articles prohibiting a Director from voting at a meeting of Directors or of a committee of Directors to any extent, either generally or in respect of any particular matter.

Where proposals are under consideration concerning the appointment (including without limitation fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company, or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each Director separately. In such cases each of the Directors concerned shall be entitled to vote in respect of each resolution except that concerning his own appointment.

4.2.7 Remuneration of Directors

The ordinary remuneration of those Directors who do not hold executive office for their services (excluding amounts payable under any other provision of the Company's Articles) shall not exceed in aggregate £1 million per annum or such higher amount as the Company may from time to time by ordinary resolution determine. Subject thereto, each such Director shall be paid a fee (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the Board. The emoluments of any Director holding executive office for his services as such shall be determined by the Board, and may be of any description.

Any Director who does not hold executive office and serves on any committee of the Board and, by the request of the Board, goes or resides abroad for any purpose of the Company or otherwise performs special services which in the opinion of the Board are outside the scope of the ordinary duties of a director, may be paid such extra remuneration as the Board may determine.

The Board may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present Director or employee of the Company or any of its subsidiary undertakings or any body corporate associated with, or any business acquired by, any of them, and for any member of his family or any person who is or was dependent on him.

The Directors may be paid all travelling, hotel, and other expenses properly incurred by them in connection with their attendance at meetings of the Board or committees of the Board, general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

A Director shall not be required to hold any shares in the capital of the Company by way of qualification.

4.2.8 Appointment of Directors

Unless otherwise determined by ordinary resolution, the number of Directors (other than alternate Directors) shall be not less than two but shall not be subject to any maximum in number. Directors may be appointed by the Company by ordinary resolution or by the Board. A Director appointed by the Board shall hold office only until the next following annual general meeting and if not re-appointed at such annual general meeting, shall vacate office at its conclusion.

4.2.9 Retirement of Directors by rotation

At the first annual general meeting and at every subsequent annual general meeting one third of the Directors who are subject to retirement by rotation or, if their number is not three or a multiple of three, the number nearest to one third shall retire from office; but if any Director has at the start of the annual general meeting been in office for more than three years since his last appointment or re-appointment and is not otherwise subject to retirement by rotation, he shall retire.

4.2.10 Borrowing powers

The Board may exercise all the powers of the Company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures and other securities.

4.2.11 Indemnity

Subject to the provisions of the Companies Act but without prejudice to any indemnity to which a Director may otherwise be entitled, every Director or other officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

4.2.12 Untraced shareholders

The Company shall be entitled to sell, at the best price reasonably obtainable, the shares of a member or the shares to which a person is entitled by transmission if:

(a) during the period of twelve years before the date of the publication of the advertisements referred to in paragraph (b) below (or, if published on different dates, the first date) at least three dividends in respect of the shares in question have been declared and all dividend warrants and cheques which have been sent in the manner authorised by the Company's Articles in respect of the shares in question have remained uncashed;

(b) the Company shall as soon as practicable after expiry of the said period of twelve years have inserted advertisements both in a national daily newspaper and in a newspaper circulating in the area of the last known address of such member or other person giving notice of its intention to sell the shares;

(c) during the said period of twelve years and the period of three months following the publication of the advertisements referred to in paragraph (b) above the Company has received no indication either of the whereabouts or of the existence of such member or person; and

(d) if the shares are listed, notice has been given to the relevant listing authority of the Company's intention to make such sale before the publication of the advertisements.

The net proceeds of sale shall belong to the Company which shall be obliged to account to the former member or other person previously entitled for an amount equal to the proceeds. The Company shall not be required to account for any money earned on the net proceeds of sale, which may be used in the Company's business or invested in such a way as the Board from time to time thinks fit.

4.2.13 Members resident outside the United Kingdom

No member shall be entitled to have notices or other documents served on or delivered to him by means of electronic communication if the Board deems it necessary or expedient to serve notice on him or deliver documents to him by some other means authorised by the Company's Articles.

Without prejudice to the generality of the foregoing, a member whose registered address is not within the United Kingdom and who sends to the Company an address within the United Kingdom at which a notice or other documents may be sent to him or delivered to him shall be entitled to have notices or

other documents served on or delivered to him at that address (provided that, in the case of electronic communications, the Company so agrees, which agreement the Company may withhold in its absolute discretion) but otherwise:

(a) no such member shall be entitled to receive any notice or other document from the Company; and

(b) without prejudice to the generality of the foregoing, any notice of a general meeting of the Company which is in fact sent or purports to be sent to such member shall be ignored for the purpose of determining the validity of the proceedings at such general meeting.

The above is a summary only of certain provisions of the Company's Articles the full provisions of which are available for inspection as described in paragraph 21 below.

5. *Directors' and other interests*

5.1 The Directors and their functions are as follows:

David Baxter Newlands	Chairman (Non-executive)
Jean-Noël Labroue	Chief Executive
Martin John Reavley	Finance Director
Michel Bernard Brossard	Non-executive Director
Andrew Mackenzie Robb	Non-executive Director
Peter Michael Wilson	Non-executive Director

The business address of each of the Directors is 22-24 Ely Place, London EC1N 6TE.

5.2 Details for each Director of all companies and partnerships outside the Kesa Group of which he is or has, at any time in the five years prior to the date of this document, been a director or partner (excluding subsidiaries of any company of which he or she is or was also a director), are set out below. Each such directorship or partnership is currently held unless otherwise stated:

Director	Current Directorships and Partnerships	Previous Directorships and Partnerships
David Newlands	Global Software Services Limited	Britax plc
	Paypoint Limited	Cork Industries Limited
	Prospect Investment Management Limited	Weir Group plc (The)
	Standard Life Assurance Company (The)	
	Tomkins plc	
	Troy Asset Management Limited	
	Walton Heath Golf Club Limited	
Jean-Noël Labroue	Kingfisher plc	
Martin Reavley	Chaffield Shaw Limited	Chartwell Land plc
	The Disability Partnership	Kingfisher France SA
	Kesa Holdings Limited	
	Kesa International Limited	
Michel Brossard		Philips E.G.P.
		Philips France (Consumer Electronics Division)
Andrew Robb	Pilkington Plc	
	Pilkington Brothers Superannuation Trustee Limited	
	Pilkington Superannuation Investments Limited	

Director	Current Directorships and Partnerships	Previous Directorships and Partnerships
	Pilkington Supplementary Pension Scheme Trustee Limited	
	Shanghai Yaohua Pilkington Glass Company Limited	Alfred McAlpine Plc
Peter Wilson	Brooklands Museum Trust Limited	
	Fortune Brands, Inc.	
	Gallaher Group plc	
	Powergen Limited	
	Somerfield plc	
	The Farnborough Hill Trust	

5.3 None of the Directors has:

(a) any unspent convictions in relation to indictable offences;

(b) been bankrupt or has made or been the subject of any individual voluntary arrangement;

(c) been a director with an executive function of any company at the time of or within the twelve months preceding the date of its receivership, compulsory liquidation, creditors voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with its creditors generally or any class of its creditors;

(d) been a partner of any partnership which has been placed into compulsory liquidation or administration or entered into a partnership voluntary arrangement at the time of or within twelve months preceding such event;

(e) has had an asset placed in receivership or has been a partner of any partnership any asset of which has been placed in receivership at the time of or within twelve months preceding such events; and

(f) been publicly criticised by any statutory or regulatory authority (including designated professional bodies) or disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

5.4 Save as set out in paragraph 5.5 below, no Director (or any person connected with a Director within the meaning of section 346 of the Companies Act) has any interest whatever in the issued share capital of the Company.

5.5 Immediately following Admission and on the basis of their holdings in Kingfisher Shares notified to Kingfisher as at 12 June 2003 (the latest practicable date prior to the publication of this document), (a) the interests of the Directors and persons connected with them (within the meaning of section 346 of the Companies Act) in the share capital of the Company (all of which are beneficial) which will be required to be notified to the Company pursuant to section 324 or 328 of the Companies Act or which will be required to be entered in the Register of Directors' Interests maintained under section 325 of the Act or (b) which will be interests of persons connected with the Directors which would, if the connected person were a Director, be required to be notified under section 324 or 328 of the Companies Act or entered in the Register of Directors' Interests maintained under section 325 of the Companies Act, the existence of which are known, or with reasonable diligence could be ascertained by the Directors will be as follows:

Director	Number of Kesa Shares of 25 pence
Jean-Noël Labroue	146,345

Consistent with the approach for other executive directors at Kingfisher, Jean-Noël Labroue was granted a phantom option to the value of 102,685 Kingfisher Shares on 9 April 2002. This award vests immediately on Demerger and he has twelve months to exercise his option. This award will be satisfied in cash. In all other material respects the award is the same as a grant of options over Kingfisher Shares.

5.6 As potential beneficiaries of the Kingfisher Employee Share Plan Trust, it is expected that immediately following Admission the executive Directors will be deemed to be interested in 37,139,193 Kesa Shares being Kesa Shares to which the trustee of the trust will be entitled pursuant to the Demerger by virtue of its holding of Kingfisher Shares at 6 June 2003. As potential beneficiaries of the Kesa Group Employee Benefit Trust (described in paragraph 10.3), the executive Directors will be deemed to be interested in all of the Kesa Shares held by the trustee of the trust, including the Kesa Shares which are to be transferred to the trust immediately after the Demerger.

5.7 It is proposed that, following the Demerger, awards under the Old Kingfisher Incentive Plans will be replaced by awards under the Kesa Group Incentive Compensation Plan (as described in paragraph 9 of this Part 6). The cash elements of the replacement awards for each Director will be as set out in the table below. The share element of the replacement awards will relate to a combination of Kingfisher Shares and Kesa Shares: the number of shares will be equal to what a Kingfisher Shareholder holding the number of Kingfisher Shares subject to their award under the relevant Old Kingfisher Incentive Plan would hold following the Share Consolidations and the Demerger:

Kesa Group Incentive Compensation Plan

Director	Cash entitlement	Number of Kingfisher Shares to be replaced by awards over a combination of Kingfisher Shares and Kesa Shares	Share entitlement under replacement award	
			Kingfisher Shares	Kesa Shares
Jean-Noël Labroue	€188,655	17,706	15,492	3,541
Martin Reavley	£366,444	67,993	59,493	13,598

In addition, it is proposed that, following the Demerger, awards will be granted under the Kesa Group Demerger Award Plan (described in paragraph 9 of this Part 6) to acquire Kesa Shares with a value (determined by using the average middle market quotation for a Kesa Share as derived from the Official List over the ten dealing days commencing five dealing days after the date of Admission or such later date as may be required to comply with regulatory requirements) as set out in the table below:

Kesa Group Demerger Award Plan

Director	Market value of Kesa Shares
Jean-Noël Labroue	€1,260,000
Martin Reavley	£412,500

5.8 The total aggregate remuneration paid and benefits in kind granted to the Directors by any member of the Kesa Group in respect of the last completed financial year was £378,000.

5.9 At the date of this document, no remuneration has been paid nor have any benefits in kind been granted to the Directors in such capacity by the Company. On the basis that the Demerger becomes effective, it is estimated that, under the arrangements in force as of the date hereof, the aggregate remuneration to be paid and benefits in kind to be granted to the Directors by the Company or any member of the Kesa Group for the current financial year will be approximately £1.8 million. This estimate has been prepared as follows:

1. Included in the estimate of the aggregate remuneration is a sum representing the estimate of the bonus payable to Jean-Noël Labroue and Martin Reavley if they achieve on target performance. As it is not known whether on target performance will be achieved or bettered until after the year end, this sum may increase or decrease.

2. The salaries, fees and benefits for the Directors have been pro-rated based on the proportion of the year that the Directors will provide services to the Company.

3. It is assumed that Martin Reavley's increased salary will be paid with effect from 1 July 2003.

5.10 No Director has waived or agreed to waive any future emoluments during the past financial year.

5.11 No Director has or has had an interest in any transactions which are or were unusual in their nature or conditions or are or were significant to the business of the Kesa Group and which were effected by any member of the Kesa Group in the current or immediately preceding financial year or which were effected during an earlier financial year and which remain in any respect outstanding or unperformed.

5.12 There are no outstanding loans granted by any member of the Kesa Group to any of the Directors nor has any guarantee been provided by any member of the Kesa Group for their benefit.

6. Directors' service contracts

Jean-Noël Labroue

Jean-Noël Labroue has a service contract with Kesa Electricals SAS (a member of the Kesa Group) dated 16 June 2003. Kesa Electricals is a party to this agreement. Mr Labroue's service contract provides for an annual basic salary of €484,616. In addition, under his service contract Mr Labroue receives a travel allowance for his travel outside France. The amount of the travel allowance paid is calculated by reference to the number of days worked by Mr Labroue outside France and cannot exceed 30 per cent of his annual basic salary. The amount currently paid is €12,115 per month. For the purposes of the Kesa Group Employee Share Incentive Schemes and the Kesa Electricals' bonus scheme for the 2003/2004 financial year this travel allowance is treated as another element of salary. In addition, Mr Labroue is provided with a company car, life insurance of 4.25 times annual basic salary (including travel allowance) and is a member of *le plan de retraite complementaire KIFL* (Kesa Electricals' international supplementary defined benefit pension scheme for senior executives, which has become *le plan de retraite complementaire Kesa Internationale* following the liquidation of Kingfisher International France Limited). Mr Labroue is subject to post-employment restrictive covenants in favour of Kesa Electricals SAS, Kesa Electricals and Kingfisher. He is eligible to participate in the Kesa Group Employee Share Incentive Schemes and to receive cash awards under the Kesa Electricals' bonus scheme for the 2003/2004 financial year. Mr Labroue's service contract is covered by the applicable French Collective Bargaining Agreement in force within Kesa Electricals SAS from time to time which sets certain of his terms and conditions of employment. Mr Labroue also participates in mandatory French retirement benefit arrangements. In line with French practice, Mr Labroue's pensionable salary is the annual gross remuneration received by him over the three preceding years, excluding profit sharing plans, any termination payments and any exceptional compensation received by him.

Under his service contract, Mr Labroue's employment may be terminated on not less than six months' notice given by either party. Kesa Electricals SAS may require Mr Labroue not to serve out his notice but in that case Kesa Electricals SAS must maintain his contractual remuneration and benefits (save for bonus and incentive arrangements) during the notice period. In addition to notice, if certain conditions are met, Kesa Electricals SAS may be required under French law to make a further payment to Mr Labroue as compensation for the termination of his employment. This payment is not likely to exceed twelve months' remuneration. In addition, Mr Labroue's service contract provides that if during the twelve months immediately following a change of control of Kesa Electricals, Kesa Electricals SAS gives Mr Labroue notice of termination of his employment (other than for cause), he is entitled to receive a liquidated damages payment equivalent to twelve months' remuneration. For these purposes one month's remuneration for Mr Labroue is calculated by reference to his annual basic salary at the time (including the allowance for his travel outside France), and such bonus and benefits provided to him in the twelve months prior to the month in which the change of control occurs. Any amounts payable under French law to Mr Labroue on any termination of his employment count towards the liquidated damages payment and are not deducted from the contractual obligations.

Martin Reavley

Martin Reavley has a service contract with Kesa Electricals dated 16 June 2003. Mr. Reavley's service contract provides for an annual basic salary of £252,000 (which will be increased to £275,000 on completion of the Demerger), the use of a company car or travel allowance, pension benefits and private medical insurance. Mr. Reavley is also provided with life insurance of four times the earnings cap under the KPS. Under his service contract he is subject to post-employment restrictive covenants. Mr Reavley's pension and life insurance benefits will be provided under the KPS until 31 March 2004, or Kesa Electricals' earlier cessation of participation in that scheme, and thereafter under the defined benefit pension scheme described in paragraph 11.1(a) below. Mr Reavley is also provided with a pension supplement of 13 per cent. of such amount of his basic salary as exceeds the permitted maximum as

defined in the Income and Corporation Taxes Act 1988 from time to time ("the earnings cap" which is £99,000 for the 2003/2004 financial year). Mr Reavley is eligible to participate in the Kesa Group Employee Share Incentive Schemes and to receive annual cash awards under the Kesa Electricals' bonus scheme for the 2003/2004 financial year.

Under his service contract, Mr Reavley's employment can be terminated on not less than twelve months' notice given by Kesa Electricals or not less than six months' notice from Mr Reavley. In the case of notice given by Kesa Electricals, a payment may be made in lieu of the unexpired portion of notice and Kesa Electricals can reduce the payment to take into account the receipt of a lump sum and mitigation. In addition Mr Reavley's service contract provides that if during the twelve months immediately following a change of control of Kesa Electricals, Kesa Electricals gives Mr Reavley notice of termination of his employment (other than for cause or on the grounds specified in the contract) he is entitled to receive a liquidated damages payment equivalent to either ten or twelve months' remuneration. Any such payment will include ten months' salary, pension supplement, medical insurance premium and company car allowance if Mr Reavley has not reached the age of 50 at the date of termination of his employment, or twelve months' salary, pension supplement, medical insurance premium and company car allowance if Mr Reavley has reached the age of 50 at the date of termination of his employment. Kesa Electricals is also obliged to procure that benefits payable to Mr Reavley under any applicable pension arrangements are augmented by increasing his pensionable service and pensionable salary as if Mr Reavley had remained in service for a further ten or twelve months (depending on his age as above and at the higher of the rates of salary at the change of control or at termination) and to consent to his early retirement if Mr Reavley is aged 50 or over at the date of termination.

Non executive Directors

David Newlands was appointed as non-executive Chairman of Kesa Electricals on 13 June 2003 pursuant to the terms of a letter of appointment from Kingfisher dated 31 March 2003. Mr Newlands' appointment as Chairman may be terminated on not less than six months' notice by either party. His normal retirement age is 65. Mr Newlands receives a fee of £185,000 per annum and is subject to a confidentiality undertaking. If Mr Newlands elects to resign as Chairman without resigning from the Board, his fee is reduced to that paid to non-executive Directors. Mr Newlands does not participate in any of the Kesa Group Employee Share Incentive Schemes.

Michel Brossard was appointed by Kesa Electricals as a non-executive Director on the terms of a letter of appointment 13 June 2003. His appointment is for an initial fixed term of three years. His appointment is terminable by Kesa Electricals at any time in accordance with the provisions of the Company's Articles without compensation to Mr Brossard. Mr Brossard receives a fee of £35,000 per annum and is subject to a confidentiality undertaking. Mr Brossard does not participate in any of the Kesa Group Employee Share Incentive Schemes.

Andrew Robb was appointed by Kesa Electricals as a non-executive Director on the terms of a letter of appointment dated 13 June 2003. His appointment is for an initial fixed term of three years. His appointment is terminable by Kesa Electricals at any time in accordance with the provisions of the Company's Articles without compensation to Mr Robb. Mr Robb receives a fee of £35,000 per annum and is subject to a confidentiality undertaking. Mr Robb also receives an additional fee £5,000 per annum in his capacity as Chairman of the Audit Committee. Mr Robb does not participate in any of the Kesa Group Employee Share Incentive Schemes.

Peter Wilson is appointed by Kesa Electricals as a non-executive Director on the terms of a letter of appointment dated 13 June 2003. His appointment is for an initial fixed term of three years. His appointment is terminable by Kesa Electricals at any time in accordance with the provisions of the Company's Articles without compensation to Mr Wilson. Mr Wilson receives a fee of £35,000 per annum and is subject to a confidentiality undertaking. Mr Wilson also receives an additional fee £5,000 per annum in his capacity as Chairman of the Remuneration Committee. Mr Wilson does not participate in any of the Kesa Group Employee Share Incentive Schemes.

7. Kingfisher Employee Incentive Schemes

When employed by the Kingfisher Group, certain employees of the Kesa Group were granted awards over Kingfisher Shares under the Kingfisher Employee Incentive Schemes. In addition, when employed by

the Kingfisher Group, certain employees of the Kesa Group were granted rights to receive payments related to the growth in the value of Kingfisher Shares, and other deferred bonuses. Details are set out below.

The Kingfisher Executive Share Option Scheme, the Kingfisher Executive Share Option Scheme 1993 and the Kingfisher International Executive Share Option Scheme (together the "Kingfisher Executive Option Schemes") provide for awards of share options over Kingfisher Shares which are normally exercisable between three (or a later date in the case of French participants) and ten years after the date of grant. The exercise price has been set at the market price of Kingfisher Shares on or shortly before the date the options have been granted. The Kingfisher Executive Option Schemes have been used both to provide incentives to senior staff and, in 1997 and 1998, to make grants to all employees over the same number of Kingfisher Shares. The Kingfisher Phantom Share Option Scheme provides for the grant of similar benefits, which are satisfied in cash rather than shares.

The Kingfisher Sharesave Scheme 1993, the Kingfisher International Sharesave Plan 1999 and the Kingfisher Irish Sharesave Plan (together the "Kingfisher SAYE Schemes") provide for the grant of options over Kingfisher Shares. These options are linked to save as you earn savings contracts. Options are normally exercisable within a six month period from the conclusion of such contracts (which may be for three, five or seven year periods). Exercise prices are normally set at 80 per cent. of the market price of Kingfisher Shares shortly before the date of grant.

The Kingfisher Incentive Plan (adopted on 28 August 2001, incorporating amendments to September 2002) (the "Incentive Plan") and the Kingfisher Incentive Plan (adopted on February 2000) (together the "Old Kingfisher Incentive Plans") have been used to award deferred cash bonuses. The award of any such bonuses was dependent upon the achievement of stretching performance targets related to financial performance during the preceding financial year. Matching share awards over Kingfisher Shares tied to the deferred cash bonus were also be granted. Initially, under the Old Kingfisher Incentive Plans the matching share awards had a value equal to 50 per cent. of the deferred cash bonus. Under the Old Kingfisher Incentive Plans, deferred bonuses and matching share awards are normally paid to participants following the third anniversary of the award date.

The Kingfisher Incentive Growth Plan, under which no further awards will be made, provided participants with cash awards of up to 100 per cent. of basic salary. Award vesting was conditional on certain economic profit targets being achieved (broadly operating profit less tax and a capital charge) with cash payments being deferred and paid out over six years. The final payments are due to be paid in March 2005.

8. Effect of the Demerger on the Kingfisher Employee Incentive Schemes

The Demerger will involve companies within the Kesa Group ceasing to be part of the Kingfisher Group. This will have consequences for employees of those companies in the Kesa Group who are participating in the Kingfisher Employee Incentive Schemes. For options granted under schemes approved by the United Kingdom Inland Revenue and Irish Revenue Commissioners, the relevant tax authorities have confirmed that the tax benefits potentially available at present will not be prejudiced by the Demerger or the Kingfisher Share Consolidation. Insofar as options which may benefit from the favourable French tax treatment available to certain options under French law are concerned, application to the French tax authorities has been made to confirm that the tax benefits potentially available at present should not be prejudiced by the Demerger or the Kingfisher Share Consolidation. An official decision from the French tax authorities' technical division (*Direction de la Législation Fiscale*) in that respect is expected shortly.

Kingfisher Executive Option Schemes and the Kingfisher Phantom Share Option Scheme

Save for options held by French employees under the Kingfisher International Executive Share Option Scheme, options held by the employees of the Kesa Group granted up to April 2002 under the Kingfisher Executive Option Schemes and the Kingfisher Phantom Share Option Scheme will be exercisable for a limited period following the Demerger (irrespective of whether any performance conditions have been satisfied), after which they will lapse.

Options held by French employees under the Kingfisher International Executive Share Option Scheme will be exercisable after Demerger on either the fifth anniversary of the grant date (for options granted prior to 28 April 2000) or the fourth anniversary of the grant date (for options granted on or after 28

April 2000). If such options are not exercised within twelve months of the respective anniversaries set out above, the options will lapse. Any options held by French employees which are already exercisable prior to the Demerger will lapse if not exercised within twelve months of the Demerger.

All options granted to Kesa Group employees after April 2002, including options granted to French employees of the Kesa Group under the Kingfisher International Executive Share Option Scheme, will lapse upon completion of the Demerger. No employees in the Kesa Group participated in Kingfisher's April 2003 grant of options.

Kingfisher SAYE Schemes

The Demerger will have no immediate effect on options held by employees of the Kesa Group. Save for options held by French employees under the Kingfisher International Sharesave Plan 1999, such options will, however, become exercisable to the extent of the available proceeds of the related savings contracts, assuming an optionholder remains employed in the Kesa Group throughout, for a limited period after Kingfisher and Kesa Electricals cease to be associated companies, meaning that they cease to be controlled by a common group of shareholders, after which they will lapse.

Options held by French employees under the Kingfisher International Sharesave Plan 1999 will become exercisable upon their maturity, assuming an optionholder remains employed in the Kesa Group throughout, irrespective of whether Kingfisher and Kesa Electricals remain associated companies.

Other incentive schemes

Awards held by certain employees of the Kesa Group under the Kingfisher Incentive Growth Plan and the share based element of awards under the Old Kingfisher Incentive Plans will lapse upon completion of the Demerger. It is proposed that awards under each of these plans will be replaced either by Kesa Electricals or the trustee of the Kesa Group Employee Benefit Trust (described in paragraph 10.3 of this Part 6). Such new awards will vest (subject to participants remaining in employment with the Kesa Group) on the same dates as the original awards would have vested. These new awards will be made pursuant to the proposed Kesa Group Incentive Compensation Plan (described in paragraph 9 of this Part 6).

9. Special arrangements for the Demerger

Two share schemes for Kesa Group executives are proposed to be introduced pursuant to the Demerger. As explained below, these will permit single grants of awards to be made shortly after the Demerger. No other awards will be made pursuant to these schemes. A summary of the key features of these two schemes are set out below. The Kingfisher Remuneration Committee reviewed the proposed schemes and recommended to the Kesa Electricals Remuneration Committee that they were the appropriate arrangements to be put in place. On 13 June 2003, the Kesa Electricals Remuneration Committee considered and approved the proposed schemes.

Kesa Group Demerger Award Plan

The Kesa Electricals Remuneration Committee has decided to award Kesa Shares to Kesa Group managers across the operating companies having an aggregate market value of up to two times the executive's annual basic salary. In practice, only the Chief Executive will receive the maximum award. Other participants will receive awards equivalent to between 45 per cent. and 150 per cent. of their annual basic salary. The awards are structured as rights to acquire shares on payment of a nominal sum of £1. This is designed to ensure that:

- executives' interests are aligned with those of shareholders by becoming immediate shareholders in Kesa Electricals;
- executives will suffer a financial penalty should they choose to leave the Kesa Group in the period following Demerger; and
- an appropriate proportion of their capital wealth is tied up in Kesa Shares.

The quantum of awards has been determined having regard to the fact that:

- the options over Kingfisher Shares which were granted to certain Kesa Group executives in October 2002 under the Kingfisher Executive Option Schemes (which are significantly "in the money") will lapse; and

- executives within the Kesa Group did not participate in the regular option grant for Kingfisher executives which took place in April 2003.

The key features of the plan are as follows:

- awards may only be granted in the six weeks following the 15th dealing day beginning with Admission or, if later, within six weeks of the removal of any statutory or regulatory restriction which had previously prevented Kesa Electricals from granting such awards;
- the awards will normally become exercisable twelve months from the date of award (in respect of one third of the Kesa Shares comprised in an award), two years from the date of award (in respect of another third of the Kesa Shares comprised in an award) and three years from the date of award (in respect of the final third of the Kesa Shares comprised in an award);
- vesting of 50 per cent. of the awards constitutes recompense for the lapsed Kingfisher share option awards which were granted in October 2002 and for share option grants not made by Kingfisher in April 2003;
- vesting of the other 50 per cent. of the awards will be subject to the achievement of a total shareholder return target which will be set by the Kesa Electricals Remuneration Committee in the near future;
- the awards will lapse if an executive voluntarily resigns or his employment is terminated for cause before the relevant vesting dates unless the Kesa Electricals Remuneration Committee determines otherwise. If an executive's employment is terminated for any other reason his award will be exercisable in full for a period of six months following such cessation of his employment;
- the awards will lapse if not exercised within six months of the third anniversary of the date of award unless dealings in Kesa Shares would be prohibited by virtue of any listing rule or other regulatory requirement, in which case the period for exercise may be extended;
- the awards will become exercisable in full in the event of a takeover, winding up or scheme of arrangement for amalgamation or reconstruction of Kesa Electricals (not being an internal reorganisation) for a period of one month from notification by Kesa Electricals' Remuneration Committee of any such event; and
- the number of Kesa Shares over which an award will be granted will be determined by using the average middle market quotation for a Kesa Share as derived from the Official List over the 10 dealing days commencing five dealing days after Admission.

It is envisaged that awards over Kesa Shares having a value not exceeding £11,715,858 (€16,618,238) will be granted pursuant to the Kesa Group Demerger Award Plan and that these awards will be satisfied by issuing new Kesa Shares. Any shares so issued will count towards the dilution limits for the Kesa Group Employee Share Incentive Schemes more particularly described in paragraph 10.1(a) of this Part 6.

Kesa Group Incentive Compensation Plan

As explained above, awards granted to executives within the Kesa Group under the Kingfisher Incentive Growth Plan and the share based elements of awards under the Old Kingfisher Incentive Plans will lapse on completion of the Demerger. The rules were so drafted to provide appropriate flexibility to Kingfisher, but with the expectation that appropriate compensation would be made to the executives affected by any corporate restructuring.

The Kesa Group Incentive Compensation Plan will enable, shortly after completion of the Demerger, executives so affected to receive equivalent awards on the following basis:

- participants in each of the Old Kingfisher Incentive Plans will receive a combination of Kingfisher Shares and Kesa Shares reflecting the number of such shares which a Kingfisher Shareholder holding the number of Kingfisher Shares equal to the shares subject to the awards under the relevant Old Kingfisher Incentive Plan would hold following the Share Consolidations and Demerger (i.e. 0.875 Kingfisher Shares and 0.2 Kesa Shares for each pre-Share Consolidations Kingfisher Share);
- participants in the Kingfisher Incentive Growth Plan and each of the Old Kingfisher Incentive Plans will receive awards over the same amount of cash as the amount to which their previous awards related; and

- in all cases, the conditions for vesting of the awards will be identical to the original Kingfisher awards which they replace save in respect of participants' rights on cessation of employment.

The key features of awards under the Kesa Group Incentive Compensation Plan which replace awards granted under the Old Kingfisher Incentive Plans are as follows:

- awards which are granted to replace awards under the Old Kingfisher Incentive Plans will continue to comprise both a cash element (representing a deferred bonus) and a matching award in respect of a combination of Kingfisher Shares and Kesa Shares (having a value, as at the date of the original award equal to half the deferred bonus);
- participants will be eligible to request early payment of all or part of the cash element but, if so paid, the entitlement to the matching share awards will lapse;
- share based awards will lapse if an executive voluntarily resigns or his employment is terminated for cause before the relevant vesting dates unless the Kesa Electricals Remuneration Committee determines otherwise, with any cash element released (except in the case of termination for cause, when the cash element will also be forfeited). If an executive's employment is terminated for any other reason both the cash and share based elements of his award will be exercisable in full for a period of six months following such cessation of his employment. This reflects a change to the terms that applied to the share based element of the original Kingfisher awards which would have continued to subsist only if a participant ceased employment as a result of normal retirement or through ill health and would have been forfeited if the participant had ceased employment for other reasons (e.g. redundancy);
- in the event of a change of control of Kesa Electricals, the cash element and the related matching Kingfisher Shares and Kesa Shares may either be released or exchanged for awards in respect of shares in the acquiring company. In the event of a change of control of Kingfisher, the related matching Kingfisher Shares may either be released or exchanged for awards in respect of shares in the acquiring company. The cash element and the related matching Kesa Shares will not, however, be released or exchanged in these circumstances. In certain circumstances, the participant may request early release of the cash element and the matching Kingfisher Shares and Kesa Shares but in that case the share based element will be subject to a reduction to reflect the time value of early release; and
- in no circumstances may the value of any single award exceed the value of the Kingfisher award it replaces.

The key features of awards under the Kesa Group Incentive Compensation Plan which replace awards granted under the Kingfisher Incentive Growth Plan are as follows:

- awards which are granted to replace awards under the Kingfisher Incentive Growth Plan, which will be satisfied in cash, will continue to be limited to a fixed percentage of the participant's salary;
- awards will lapse if an executive voluntarily resigns or his employment is terminated for cause before the due date for payment, unless the Kesa Electricals Remuneration Committee determines otherwise. If an executive's employment is terminated for any other reason, outstanding awards will be released. This reflects a change to the terms that applied to the original Kingfisher awards which would continue to subsist only if a participant ceased employment as a result of normal retirement or through ill health and would have been forfeited if the participant had ceased employment for any other reasons (e.g. redundancy);
- in the event of a change of control of Kesa Electricals, the award will be payable on its normal due date. The participant may request early release of the award but subject to a reduction to reflect the time value of early release; and
- in no circumstances may the value of any single award exceed the value of the Kingfisher award it replaces.

Awards of Kingfisher Shares and Kesa Shares will be granted to replace the share based awards granted under the Old Kingfisher Incentive Plans. The Kingfisher Employee Share Plan Trust will transfer sufficient Kingfisher Shares and Kesa Shares to the Kesa Group Employee Benefit Trust as disclosed in paragraph 10.3 below. The awards replacing awards granted under the Kingfisher Incentive Growth Plan and the cash element of the Old Kingfisher Incentive Plans will be satisfied in cash and approximately £2.95 million will potentially be required for this purpose although, in the case of the Kingfisher Incentive Growth Plan, this amount will increase in line with any increases in participants' salaries.

10. Kesa Group Employee Share Incentive Schemes

The Remuneration Committee of Kesa Electricals, whose members were appointed on 13 June 2003, has not had the opportunity to develop appropriate long term remuneration arrangements for Kesa Group executives. Accordingly, rather than adopting mirror plans to those operated by Kingfisher, the Remuneration Committee of Kesa Electricals considers it appropriate and consistent with best practice for it to consider the most appropriate form of long term incentives for Kesa Electricals executives following the Demerger. In due course and as part of a comprehensive review of remuneration structures, Kesa Electricals will then bring appropriate proposals to its shareholders.

Following the Demerger, the only open share incentive plans which Kesa Electricals will initially operate are the proposed all-employee plans (the Kesa Group Sharesave Scheme and the Kesa Group International Sharesave Plan).

For the 2003/2004 financial year only, Kesa Electricals will operate a cash-based bonus plan. Under the plan, the Chief Executive of Kesa Electricals will receive a bonus of 80 per cent. of basic salary and the Finance Director of Kesa Electricals will receive a bonus of 65 per cent. of basic salary for the achievement of on-target financial performance. The cash bonuses will be capped at 130 per cent. and 120 per cent. of basic salary respectively. Lower percentages of salary will apply to other senior executives. The performance conditions for the annual bonus will be subject to demanding and stretching financial performance targets based around Kesa Group budgets.

The operation of the cash bonus arrangements for the 2004/2005 and subsequent financial years will be considered as part of the review of executive remuneration arrangements by the Remuneration Committee of Kesa Electricals.

Consistent with market practice in France and with existing contractual commitments, cash bonuses payable to French executives (including the Chief Executive of the Kesa Group) will be pensionable.

The Kesa Group Employee Share Incentive Schemes which will apply after the Demerger are as follows:

- Kesa Group Sharesave Scheme (the "Sharesave Scheme") and Kesa Group International Sharesave Plan (the "International Sharesave Plan") (together the "Sharesave Plans");
- Kesa Group Demerger Award Plan (the "Demerger Award Plan");
- Kesa Group Incentive Compensation Plan (the "Incentive Compensation Plan"); and
- Kesa Group Employee Benefit Trust (the "EBT").

The main features of the Demerger Award Plan and the Incentive Compensation Plan are described in paragraph 9 of this Part 6 above. Certain features common to the Kesa Group Employee Share Incentive Schemes as well as the main features of the Sharesave Plans and the EBT are described below.

10.1 Features common to the Kesa Group Employee Share Incentive Schemes

The following features are common to the Kesa Group Employee Share Incentive Schemes save for the EBT.

(a) Limits on the issue of Kesa Shares

No awards may be made under the Kesa Group Employee Share Incentive Schemes which would cause the number of Kesa Shares issued or issuable under all share awards granted in any ten year period or issued in that period under any other employees' share scheme adopted by Kesa Electricals to exceed ten per cent. of Kesa Electricals' issued ordinary share capital at the date of grant (or five per cent. of such share capital having regard only to awards made under any executive share schemes established by Kesa Electricals).

(b) Rights attaching to Kesa Shares

All Kesa Shares allotted under the Kesa Group Employee Share Incentive Schemes will rank equally with all other Kesa Shares for the time being in issue (except for any rights arising by reference to a record date before the date of allotment).

(c) Adjustment of Awards

In the event of any variation of share capital and, other than in the case of the Sharesave Scheme, a demerger involving Kesa Electricals or any subsidiary of Kesa Electricals or the payment of a special dividend or in any other circumstances similarly affecting awards, the Directors may make such adjustments as they consider appropriate to:

(i) in the case of share options, the number of Kesa Shares under option and the price payable on their exercise; and

(ii) in the case of other awards, the number of Kesa Shares subject to the awards.

(d) Alterations

The Directors may at any time alter the Kesa Group Employee Share Incentive Schemes in any respect. However, the prior approval of Kesa Shareholders in general meeting must be obtained for alterations to the advantage of participants to the rules governing eligibility, limits on participation, number of shares which may be issued, terms of exercise and adjustment of options or awards. Prior approval of Kesa Shareholders is not required for minor alterations for administrative advantage, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment.

(e) Pensionability

No benefits received under the Kesa Group Employee Share Incentive Schemes will be pensionable.

(f) Transferability

Awards will not be transferable (other than on death).

(g) International arrangements

Assuming that Kingfisher Shareholders approve the establishment of the Kesa Group Employee Share Incentive Schemes, the Directors will be authorised to establish arrangements for employees outside the United Kingdom to provide similar benefits to such schemes, having regard to local legislation.

10.2 The Sharesave Plans

The Sharesave Scheme is intended to be a United Kingdom Inland Revenue approved savings-related share option scheme under the requirements of Schedule 3 to the Income Tax (Earnings and Pensions) Act 2003.

(a) Eligibility

United Kingdom resident executive Directors and employees of participating members of the Kesa Group with at least six months' service who are not otherwise excluded by the relevant legislation will be eligible to participate in the Sharesave Scheme. The Board has the discretion to vary this eligibility period but may not extend the period beyond five years.

(b) Grant of options

Invitations to apply for options (which may relate to new issue or existing Kesa Shares) may be issued within six weeks of:

(i) the approval of the Sharesave Scheme by the United Kingdom Inland Revenue; or

(ii) the dealing day next after the announcement by Kesa Electricals of its results for any period,

or at other times which the Board considers to be sufficiently exceptional to justify a grant.

No invitations may be issued later than the tenth anniversary of the extraordinary general meeting.

Employees who apply for the grant of options under the Sharesave Scheme are required to agree to make monthly savings under a linked savings contract. There is a limit on the monthly savings by an employee under all savings contracts linked to options granted under the Sharesave Scheme and any other approved savings-related share option schemes. Currently, contributions may not exceed £250 per month (and the Directors can impose a lower maximum amount). Options are normally exercisable from the date which is three, five or seven years after the commencement of the savings contract (the "Bonus

Date"). The number of Kesa Shares over which a participant is granted an option will be the number that can be acquired on the Bonus Date, at the exercise price, with the savings made plus a bonus payable on the Bonus Date.

The price per Kesa Share payable on exercise of an option will not be less than the higher of:

(i) the minimum percentage permitted by the relevant legislation (currently 80 per cent.) of the average middle market quotation for a Kesa Share as derived from the Official List over the five dealing days before invitations to apply for options are issued, on the dealing day before options are granted or on such other dealing day as the United Kingdom Inland Revenue may agree; and

(ii) if the option is expressed to relate solely to unissued Kesa Shares, the nominal value of a Kesa Share.

(c) Exercise of Options

Options will normally only be exercisable for six months from the Bonus Date. Earlier exercise may be permitted following cessation of employment at any time in limited cases including cessation of employment more than three years from grant where an employee is not dismissed for misconduct and on the participant reaching age 60 but remaining in employment.

(d) Takeover, reconstruction and winding-up

Options may be exercised in the event of a takeover of Kesa Electricals, or the sanction by the court of a scheme of arrangement for amalgamation or reconstruction of Kesa Electricals or winding-up of Kesa Electricals. In all cases where early exercise is permitted, this will be to the extent possible, with the proceeds of the related savings contract at the time of exercise.

(e) The International Sharesave Plan

The International Sharesave Plan will provide for the grant of options on broadly similar terms to the Sharesave Scheme as set out above but outside the terms of the United Kingdom Inland Revenue's approval. Options may be granted to employees in any part of the world, and the terms on which options are granted in a particular country may be modified to reflect the local taxation and regulatory regime. The principal difference between the International Sharesave Plan and the Sharesave Scheme arises because employees in overseas territories will generally not have the opportunity (as in the case of the Sharesave Scheme) of saving in arrangements under which the return is fixed at the outset. As a result, International Sharesave Plan participants will be granted options over the maximum number of Kesa Shares which could be bought with the notional proceeds they would have in hand had they taken out the same savings contract as applies in the United Kingdom and accumulated the sterling equivalent of the amount which is in their account at contract maturity.

The limits in the Sharesave Scheme on individual participation, the number of Kesa Shares that may be issued and the option price also apply to the International Sharesave Plan.

The International Sharesave Plan will have a separate section that enables options to be granted to French employees with a view to the options qualifying for preferential tax and social security treatment. The Kingfisher Shareholders' authority to establish the Sharesave Plans will include authority to operate the International Sharesave Plan for French employees on this basis.

10.3 Employee Benefit Trust

The EBT will be a discretionary trust for the benefit of employees and former employees of members of the Kesa Group (excluding any person resident in the Isle of Man for the purposes of Isle of Man law).

Pursuant to an agreement between the trustees of the Kingfisher Employee Share Plan Trust and the EBT, 406,894 Kingfisher Shares of nominal value 15 5/7 pence and 93,004 Kesa Shares of nominal value 25 pence will be transferred to the EBT from the Kingfisher Share Plan Trust immediately after the Demerger. These shares will be used to satisfy the awards of Kingfisher and Kesa Shares which will be granted under the Kesa Group Incentive Compensation Plan to replace the share based awards granted under the Old Kingfisher Incentive Plans.

The EBT will have power from time to time to buy existing Kesa Shares and subscribe for unissued Kesa Shares to be held for the purposes of Kesa Group Employee Share Incentive Schemes. Any newly issued Kesa Shares subscribed for by the EBT will count towards the dilution limits set out at paragraph 10.1(a)

of this Part 6. Members of the Kesa Group will be able to provide funds to the trustee of the EBT for this purpose by way of gift or loan. The EBT is prohibited from holding more than five per cent. of the issued Kesa Shares at any time without the approval of Kesa Shareholders. The trustee of the EBT will be an independent professional trustee and Kesa Electricals will have powers of appointment and removal of trustees.

11. Pensions

11.1 UK arrangements

Kingfisher Group employees including, prior to the Demerger becoming effective, Kesa Group employees are eligible to participate in either the Kingfisher Pension Scheme ("KPS") or the Kingfisher Retirement Trust ("KRT"). Both schemes have Inland Revenue approval and are contracted out of the State Second Pension.

KPS is a defined benefit scheme. The most recent actuarial valuation was carried out as at 31 March 2002 by Watson Wyatt LLP, the actuaries to KPS, on a projected unit basis. The assumptions used and the results are as stated in the notes to the financial statements in Part 3 of this document. Kingfisher Group employers are currently contributing to KPS at the rate of 13.5 per cent. of pensionable salary (plus an additional 0.4 per cent. in respect of certain Kingfisher Group employees who have a B&Q guarantee in respect of their benefits).

KRT is a defined contribution scheme. Kingfisher Group employers contribute the minimum payments required under the contracting out legislation plus additional contributions at the rate of one per cent. of pensionable salary.

Under the terms of a Pension Deed of Division entered into on 17 June 2003 between Kingfisher, the Company and the trustee of KPS and KRT:

(a) the Kesa Group will continue to participate in KPS after Demerger for a period ending no later than 31 March 2004. During this transitional period, the Group will contribute at the rate of 13.5 per cent. of pensionable salary. If a rate higher or lower than 13.5 per cent. becomes payable by participating employers generally then the Group will pay that higher or lower rate.

    The Kesa Group will set up a new pension scheme as from a date no later than 1 April 2004, providing benefits of comparable value to those under the KPS. Liabilities for pension benefits in respect of Group employees who are members of the KPS and also pensioner and deferred members of the KPS who were formerly employed by the Group will be transferred from KPS to the new scheme and there will be a transfer of assets representing those liabilities from KPS to the new scheme. The transfer amount will be calculated on a share of fund basis using assumptions set out in the Pension Deed of Division.

    If, when the Group ceases to participate in the KPS, the KPS does not meet the minimum funding requirement under the Pensions Act 1995, each member of the Group which participated in the KPS will be liable to make a payment to the KPS in respect of its share of the underfunding. Kingfisher will meet the cost of these payments (except to the extent that the debt results in an increase to the transfer amount).

(b) the Kesa Group will continue to participate in KRT after Demerger for a period ending no later than 31 March 2004. In practice this means that the Group will pay contributions in respect of its employees at the same rates as it did prior to the Demerger. The Group will set up new pension arrangements from as from a date no later than 1 April 2004, which will have a minimum employer contribution rate of one per cent. of pensionable salary and provide life cover of two times pensionable salary. Group employees will be given the opportunity to transfer their accrued rights under the KRT to new pension arrangements.

    In common with many UK occupational pension schemes, there is a possibility that individuals who work or have worked on a part-time basis may bring claims alleging that they have been wrongly excluded from the membership of the KPS. Any liability that might arise from such claims in respect of current and former employees of the Group after Admission would fall on the Group and the pensions arrangements established by the Group. However, the Directors believe that the likelihood of the aggregate of any such claims being material in the context of the Group as a whole is remote.

In common with many contracted-out defined benefit schemes in the UK, benefits payable in relation to guaranteed minimum pensions under KPS have not been equalised as between male and female members of KPS.

11.2 France

In France, all Kesa Group employees participate in mandatory state-sponsored pension arrangements. The main pension benefits are provided through the social security system, ARRCO and AGIRC (or equivalent agencies), which are all financed on a "pay as you go" basis. In addition, companies are required to pay lump sums (retirement indemnities) upon retirement from company service.

In addition, some Darty and Kesa Electricals senior executives participate in a funded, defined benefit supplementary pension plan (*le plan de retraite complementaire KIFL*, which has become *le plan de retraite complementaire Kesa Internationale* following the liquidation of KIFL) and some BUT senior executives participate in a defined contribution scheme.

All arrangements will transfer with the Kesa Group.

11.3 Belgium

Vanden Borre operates defined contribution benefit arrangements for senior managers.

All the arrangements will transfer with the Kesa Group.

11.4 Netherlands

BCC provides pension benefits through an industry-wide defined benefit pension plan. The company also operates a funded, defined contribution top-up arrangement for senior employees, two individual arrangements and an early retirement arrangement which is closed to new employees.

All the arrangements will transfer with the Kesa Group.

12. Taxation

12.1 United Kingdom taxation

The following paragraphs are intended as a general guide only and are based on current legislation and current Inland Revenue practice. The paragraphs summarise certain aspects of the United Kingdom tax position of Kesa Shareholders who are resident or ordinarily resident in the United Kingdom for tax purposes, who beneficially own their Kesa Shares, and who hold their Kesa Shares as an investment. Anyone who is any doubt as to their taxation position in respect of their Kesa Shares should consult an appropriate professional adviser.

Dividends on the Kesa Shares

The Company will not be required to account for advance corporation tax in respect of dividends. Furthermore, the Company will not be required to withhold tax at source when paying a dividend.

An individual holder of Kesa Shares resident for tax purposes in the United Kingdom should generally be entitled to a tax credit in respect of any dividend paid by the Company which he or she can offset against his or her total income tax liability. The amount of the tax credit for dividends paid is equal to ten per cent. of the aggregate of the dividend and the tax credit (the "gross dividend"), which is also equal to one-ninth of the amount of the net cash dividend. The gross dividend is included in computing the income of such an individual holder for UK tax purposes.

The rate of income tax on dividends is ten per cent. of the gross dividend for taxpayers liable to tax at rates not exceeding the basic rate. The tax credit will discharge the income tax liability on the dividend of an individual holder of Kesa Shares who is not liable to income tax at a rate higher than the basic rate. Higher rate taxpayers will be liable to tax on the dividend at the rate of 32.5 per cent. of the gross dividend; the tax credit will be set against but will not fully match their tax liability on the dividend and they will have to account for additional tax equal to 22.5 per cent. of the gross dividend (which is also equal to 25 per cent. of the net cash dividend received) to the extent that the gross dividend, when treated as the top slice of their income, falls above the threshold for higher rate income tax.

UK resident taxpayers who are not liable to UK tax on the dividends, including individuals not liable to income tax, pension funds and charities, will not generally be entitled to claim repayment of the tax credit attaching to dividends paid by the Company, although charities will generally be entitled to limited compensation in lieu of repayable tax credits until 5 April 2004. Tax credits on dividends paid by the Company in respect of Kesa Shares held in personal equity plans or individual savings accounts will generally be repayable until 5 April 2004.

UK resident corporate holders of Kesa Shares will not normally be liable to corporation tax in respect of any dividend received. Such holders will not be able to claim repayment of tax credits attaching to dividends.

A holder of Kesa Shares who is not resident in the United Kingdom for tax purposes will generally not benefit from any entitlement to a refund of any part of the tax credit.

Subsequent disposals of Kesa Shares

Taxation of Chargeable Gains

A subsequent disposal of Kesa Shares may give rise to a liability to taxation of chargeable gains. For holders of Kesa Shares who are individuals and who acquired their Kingfisher Shares prior to 1 April 1988 indexation allowance will be available until April 1998 (otherwise than to create or augment a capital loss) in respect of that part of the acquisition cost in the Kingfisher Shares apportioned to the Kesa Shares. For periods after 5 April 1998 some taper relief may apply to reduce the effective rate of capital gains tax on any gain on a disposal of the Kesa Shares. For holders of Kesa Shares within the charge to corporation tax, any chargeable gain or allowable loss realised on a disposal of the Kesa Shares should be calculated taking into account the apportioned base cost attributable to those shares and (when calculating a chargeable gain but not an allowable loss) indexation allowance on that cost.

Stamp duty and SDRT

Transfers on sales of Kesa Shares will generally be subject to UK stamp duty at a rate of 0.5 per cent. of the consideration given for the transfer. The purchaser normally pays the stamp duty.

An agreement to transfer Kesa Shares will normally give rise to a charge to stamp duty reserve tax (SDRT) at a rate of 0.5 per cent. of the consideration payable for the transfer. If a duly stamped transfer in respect of an agreement is produced within six years of the date on which the agreement is made (or, if the agreement is conditional, the date on which the condition is satisfied) any SDRT paid is repayable, generally with interest, and otherwise the SDRT is cancelled. Any SDRT charge is, in general, payable by the purchaser.

Paperless transfers of Kesa Shares within the CREST are generally liable to SDRT, rather than stamp duty, at the rate of 0.5 per cent. of the amount or value of the consideration payable. CRESTCO Limited is obliged to collect the SDRT on relevant transactions settled within the CREST. Deposits of Kesa Shares into CREST will not generally be subject to SDRT, unless the transfer into CREST is itself for consideration.

Stamp duty or SDRT will generally be payable at the rate of 1.5 per cent. on the transfer of Kesa Shares to, or to a nominee or agent for, (i) a depositary who has issued or is to issue depositary receipts in respect of the shares or (ii) a person whose business is or includes the provision of clearance services pursuant to an arrangement regarding the provision of such services, any SDRT generally being the liability of the depositary or clearance service provider in question. The rate is applied, in each case, to the amount or value of the consideration or, in some circumstances, to the value of the shares.

If any SDRT is payable on the issue of Kesa Shares to the nominee for Euroclear France pursuant to the Demerger, Kingfisher will discharge this liability on behalf of Euroclear France. Any SDRT payable on the issue of shares to any other clearance service provider or nominee thereof will be the responsibility of that clearance service provider.

12.2 French Taxation

The following paragraphs are intended as a general guide only and are based on current legislation. The paragraphs summarise certain aspects of the French tax position of holders of Kesa Shares who are resident in France for the purposes of the income tax convention currently in force between France and the United

Kingdom (the "UK/France Tax Treaty") and who beneficially own their Kesa Shares. Anyone who is any doubt as to his or her taxation position should consult an appropriate professional adviser.

12.2.1 Dividends on the Kesa Shares

Under the UK/France Tax Treaty, certain French resident Kesa Shareholders who receive a dividend from a UK company are entitled to a UK tax credit (equal, at current rates, to one ninth of the net dividend paid) in respect of such dividend. However, in circumstances where a French resident Kesa Shareholder is entitled to the tax credit, UK withholding tax applies in an amount equal to the tax credit payment that the Kesa Shareholder is entitled to receive from the UK Inland Revenue. Consequently, the UK withholding tax is offset by the tax credit and no part of the tax credit is payable by the UK Inland Revenue. French resident Kesa Shareholders who are not entitled to the UK tax credit (such as those referred to in paragraph 12.2.3 below) are not subject to UK withholding tax.

French tax resident individuals holding Kesa Shares as part of their private assets

The cash dividend, plus the related one ninth tax credit received under the UK/France Tax Treaty form part of a French tax resident individual's income for the purposes of personal income tax, and the general social contributions (*Contribution Sociale Généralisée* "CSG") payable at the rate of 7.5 per cent., up to 5.1 per cent. being deductible for the purpose of calculating personal income tax during the year of its payment, and the contribution towards the reimbursement of the social security debt (*Contribution au Remboursement de la Dette Sociale* "CRDS") at the rate of 0.5 per cent. and the two per cent. social security withholding tax (*Prélèvement Social*).

The tax credit is deductible from the amount of personal income tax payable by the shareholder within the limit of the French personal income tax levied on the cash dividend, grossed up by the related one ninth tax credit. Any surplus is not refundable. Dividends received from foreign companies do not benefit from the global tax allowances of €1,220 and €2,440 or the *avoir fiscal*.

By way of example, if a dividend of €100 is distributed by Kesa Electricals to a French resident Kesa Shareholder who benefits from the UK/France Tax Treaty as described above, such Kesa Shareholder will be deemed to receive €111.11 (100 + 1/9 x 100) for personal income tax purposes and will be entitled to deduct a tax credit of €11.11 from the amount of personal income tax payable by such Kesa Shareholder, provided that the tax credit does not exceed the amount of French personal income tax payable by the Kesa Shareholder on the taxable distribution.

French tax resident legal entities subject to corporation tax

Dividends plus the related one ninth tax credit, if any, are subject to corporation tax at the current rate of 33 1/3 per cent. plus a surtax of three per cent. assessed on the corporation tax and may also be subject, under certain conditions, to a 3.3 per cent. social tax on profits. The 3.3 per cent. social tax on profits is assessed on the corporation tax after deduction of an amount up to €763,000 per twelve-month period. It is not due if the receiving company has a turnover of less than €7,630,000 and at least 75 per cent. of its paid up share capital is held by individuals or by companies which satisfy the same conditions. Tax credits are deductible from corporation tax.

Pursuant to article 219-I b. of the French general tax code (*Code Général des Impôts*), companies subject to corporation tax and whose turnover is less than €7,630,000 are subject by provision of law to corporation tax at the reduced rate of 15 per cent. to the extent of €38,120 of income per twelve-month period, to which the three per cent. surtax is added (but not the 3.3 per cent. social tax on profits).

Pursuant to the provisions of articles 145 and 216 of the French general tax code, dividends received by legal entities holding at least five per cent. of the share capital of the distributing company may benefit from the parent-subsidiary regime which exempts dividends from corporation tax, other than for a charge assessed on five per cent. of the cash dividend as grossed up by the tax credit, which is deemed to cover the fees and expenses of holding the interest in the share capital (reduced, as the case may be to the amount of actual fees and expenses of any nature incurred by the parent company during the relevant tax period). In general, legal entities may elect to qualify for this regime in exchange for a commitment to hold the relevant shares for at least two years. The tax credit cannot be set off against corporation tax but may be used for a period of five years to offset the French equalisation tax (*précompte*), which may be due in the case of subsequent redistribution of the dividends to shareholders.

Other shareholders

Kesa Shareholders subject to a tax regime other than the tax regimes described above, notably non residents and taxpayers whose share dealings exceed mere portfolio management, should seek specific advice from an appropriate professional adviser in light of their particular circumstances if they receive dividends from Kesa Electricals.

12.2.2 Subsequent disposal of Kesa Shares

French tax resident individuals holding Kesa Shares as part of their private assets

Pursuant to the provisions of article 150-0A of the French general tax code, disposals of shares are subject to tax at the current rate of 26 per cent. if the sale proceeds of securities in the relevant tax year exceed the applicable threshold per fiscal household (€15,000 for 2003). This tax is composed of the following elements:

- 16 per cent. capital gains tax;
- 7.5 per cent. CSG;
- 0.5 per cent. CRDS; and
- 2 per cent. *Prélèvement Social.*

Pursuant to the provisions of article 150-0D of the French general tax code, losses may only be set off against gains of the same nature realised in the year in which the losses arise or against gains arising in the ten years that follow provided the €15,000 threshold under article 150-0A is met in that year. Capital gains and losses that relate to shares which are subject to the tax regime described above, including company rights, bonds and options or shares in OPCVM (*Organismes de Placement Collectif en Valeurs Mobilières*), are considered to be of the same nature.

The French tax authorities (*Bureau des Agréments de la Direction Générale des Impôts*) have indicated in a letter of 6 May 2003 that they would be willing to approve, in principle, the following tax treatment. A final ruling from these authorities is expected shortly.

Shareholders who receive their Kesa Shares pursuant to the Demerger should be treated as having acquired such shares for a nil value for the purposes of capital gains taxation. As a result, any gain resulting from a subsequent disposal of such Kesa Shares should be equal to the sale price less any transaction costs and should be subject to tax as indicated above.

The Kesa Share Consolidation should not affect this analysis.

French tax resident legal entities subject to corporation tax

Capital gains realised on disposal of shares are subject to corporation taxation at the current rate of 33⅓ per cent. plus the three per cent. surtax and, if applicable, the 3.3 per cent. social tax on profits. The 3.3 per cent. social tax on profits is assessed on the corporation tax after deduction of an amount up to €763,000 per twelve-month period, it is not due if the receiving company has a turnover of less than €7,630,000 and at least 75 per cent. of its paid up share capital is held by individuals or by companies which satisfy the same conditions.

However, pursuant to the provisions of article 219 a. ter of the French general tax code, if shares are held in a long term equity investment account (*titres de participation*) or a special sub-account for over two years prior to their sale or disposal, the net gain realised on the sale or disposal of such shares will be taxed at a reduced rate (currently 19 per cent.) plus the three per cent. surtax and, if applicable, the 3.3 per cent. social tax on profits, provided that the conditions for crediting and maintaining a special long term capital gains reserve are met. French tax resident legal entities are required to provide evidence of the nature of their investments in order to benefit from the reduced rate of taxation. If the shares qualify for the parent-subsidiary regime under articles 145 and 216 of the French general tax code or if the cost price of the shares is at least equal to €22.8 million and all the conditions necessary to benefit from the parent-subsidiary regime (other than the five per cent. shareholding condition) are satisfied, this

constitutes evidence of the long term nature of the holding of such shares. Long term capital losses realised on the sale or disposal of the shares may be set against capital gains of the same nature in the relevant tax year and may be carried forward for up to ten financial years.

Pursuant to article 219-I b. of the French general tax code, companies subject to corporation tax and whose turnover is less than €7,630,000 are subject by provision of law to corporation tax at the reduced rate of 15 per cent. to the extent of €38,120 of income per twelve month period, to which the three per cent. surtax is added (but not the 3.3 per cent. social tax on profits).

The French tax authorities (*Bureau des Agréments de la Direction Générale des Impôts*) have indicated in a letter of 6 May 2003 that they would be willing to approve, in principle, the following tax treatment. A final ruling from these authorities is expected shortly.

Shareholders who receive Kesa Shares pursuant to the Demerger should determine their capital gain or loss when disposing of such Kesa Shares by reference to apportioned the tax basis set out in paragraph 2 of article 115 of the French general tax code. This apportioned tax basis of the Kesa Shares should be equal to the tax basis of the Kingfisher Shares multiplied by the ratio that the actual value of the Kesa Shares as at the date of issue of the Kesa Shares bears to the actual value of the Kingfisher Shares pre Demerger.

The tax basis of a consolidated Kesa Share resulting from the Kesa Share Consolidation should be equal to the aggregate of the tax basis of the Kesa Shares of nominal value 5 pence each which have been consolidated.

Other shareholders

Kesa Shareholders who are subject to a tax regime other than the tax regimes described above, notably non-residents and taxpayers whose share dealings exceed mere portfolio management, should seek specific advice from an appropriate professional adviser in light of their particular circumstances if they dispose of Kesa Shares.

12.2.3 Special regime for French tax resident individuals holding the Kesa Shares through a share saving plan *(Plan d'Épargne en Actions)*

The Kesa Shares are eligible as assets which may be owned through a share saving plan (*Plan d'Épargne en Actions* – "PEA") regulated by law #92-666 of 16 July 1992 as amended from time to time.

Upon the Demerger, the issue of Kesa Shares to Kingfisher Shareholders would result in these Kesa Shares being owned through a PEA if the Kingfisher Shares were already owned through a PEA.

Under certain conditions, dividends and capital gains on the Kesa Shares held through a PEA by French tax resident individuals would be exempt from personal income tax but would remain upon closing of or, in certain circumstances, partial withdrawal from the PEA subject to CSG, CRDS and two per cent. *Prélèvement Social.*

12.3 US Taxation

The following discussion is a summary based on present law of certain US federal income tax considerations relevant to the acquisition, ownership and disposition of Kesa Shares. The discussion addresses only US Shareholders (as defined below) that will hold Kesa Shares as capital assets and use the US dollar as their functional currency. It does not address the tax treatment of US Shareholders subject to special rules, such as banks, dealers, traders in securities that elect to mark to market, insurance companies, regulated investment companies, tax-exempt entities, holders of ten per cent. or more of the Company's voting shares, persons holding Kesa Shares as part of a hedge, straddle, conversion, or other integrated financial transaction, or constructive sale transaction and persons that are resident or ordinarily resident in the United Kingdom. The Company believes, and this discussion assumes, that it is not and will not become a passive foreign investment company for US federal income tax purposes.

This summary does not address US state or local taxes. It does not consider any investor's particular circumstances. It is not a substitute for tax advice. The Company urges investors to consult their own tax advisers about the tax consequences of acquiring, holding and disposing of Kesa Shares.

As used in this paragraph 12.3, "US Shareholder" means a beneficial owner of Kesa Shares that is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other business entity organised under the laws of the United States, (iii) a trust subject to the control of a US person and the primary supervision of a US court or (iv) an estate the income of which is subject to US federal income tax regardless of its source.

Dividends

US Shareholders generally must include dividends paid on Kesa Shares in their gross income as ordinary income from foreign sources. Dividends will not be eligible for the dividends-received deduction generally available to corporations. Dividends received prior to 2009 by non-corporate US Shareholders who meet certain requirements (including holding period) will, however, be taxed at the same preferential rate allowed for long-term capital gains, assuming the Company qualifies for benefits under the UK-US income tax treaty. The Company expects to qualify for benefits under that treaty.

Dividends paid to US Shareholders in pounds sterling will be includable in income in a US dollar amount based on the exchange rate in effect on the date of receipt whether or not the payment is converted into dollars at that time. Assuming the payment is not converted at that time, the US Shareholder then has a tax basis in the pounds sterling equal to that dollar amount, which is used to measure gain or loss from subsequent changes in exchange rates. Any gain or loss that a US Shareholder recognises on a subsequent conversion of pounds sterling into dollars generally will be US source ordinary income or loss.

During a twelve-month transition period under the new UK-US income tax treaty (which entered into force on 31 March 2003), an eligible US Shareholder may be entitled to a foreign tax credit for UK withholding tax in an amount equal to the tax credit payment that the holder is entitled to receive from the UK Inland Revenue under the old UK-US treaty. At current rates, a dividend of £90 entitles an eligible US Shareholder claiming benefits under the old treaty to a payment of £10 offset by a UK withholding tax of £10. Because the tax credit payment and the withholding tax offset each other, the Inland Revenue neither makes the payment nor collects the tax. The offsetting payments nevertheless have tax significance for a US Shareholder that elects the benefits of the old treaty. An electing US Shareholder must include the tax credit payment in its income and may claim a foreign tax credit for the UK withholding tax (subject to otherwise applicable limitations on foreign tax credits). To make the election, a holder (or where the holder is a partnership, each eligible US partner) must file a completed US Internal Revenue Service Form 8833 with its US federal income tax return for the relevant year. US Shareholders cannot claim UK tax credit payments under the new UK-US treaty after the transition period. The twelve-month transition period ends on 30 April 2004.

Dispositions

US Shareholders will recognise capital gain or loss on the sale or other disposition of Kesa Shares in an amount equal to the difference between their adjusted tax basis in the Kesa Shares determined in US dollars and the US dollar value of the amount realised on sale or other disposition. The gain or loss will be long term gain or loss if the US Shareholder has held the Kesa Shares for more than one year at the time of sale or other disposition. The deductibility of capital losses is subject to limitations. Any gain or loss will generally be treated as arising from US sources.

A US Shareholder that receives pounds sterling upon sale or other disposition of the Kesa Shares will realise an amount equal to the US dollar value of the pounds sterling on the date of sale or other disposition (or in the case of cash basis and electing accrual basis taxpayers, the settlement date). A US Shareholder will have a tax basis in the pounds sterling received equal to that US dollar amount. Any gain or loss realised by a US Shareholder on a subsequent conversion of pounds sterling into US dollars will be US source ordinary income or loss.

Information Reporting and Backup Withholding

Dividends from the Kesa Shares and proceeds from the sale of the Kesa Shares may be reported to the Internal Revenue Service unless the holder (i) is a corporation or (ii) otherwise establishes a basis for exemption. Backup withholding tax may apply to amounts subject to reporting if the holder fails to provide an accurate taxpayer identification number or to meet certain other conditions. The amount of any backup withholding tax will be allowed as a credit against the holder's US federal income tax liability.

13. Reorganisation

13.1 Share transfers

On 6 June 2003, Kingfisher effected a number of share transfers (the "Share Transfers") to ensure that following completion of the Share Transfers, ownership of Kingfisher's then subsidiaries will be split between the Kingfisher Group and the Kesa Group as agreed between them. The agreements for the Share Transfers are more particularly described in paragraph 17.10 of this Part 6.

Pursuant to the Share Transfers, members of the Kingfisher Group transferred to Kesa Holdings Limited its interests in the share capital of Triptych (incorporated in the Netherlands Antilles), BCC (incorporated in the Netherlands), Kerlan Equipement SAS (incorporated in France), Datart (incorporated in Luxembourg), and Kesa Sourcing Limited (incorporated in England). Rights and obligations under the shareholders agreement relating to Datart were also transferred to Kesa Holdings Limited. In each case, Kesa Holdings Limited paid an amount equal to the market value of the shares in question.

13.2 Liquidation of Kingfisher International France Limited

On 13 June 2003, Sheldon Holdings Limited, KIFL's sole shareholder, resolved to approve the voluntary winding up of KIFL and the transfer, pursuant to section 110 of the Insolvency Act, to Kesa International Limited of all of the assets and liabilities relating to KIFL's electricals business. The voluntary liquidation of KIFL commenced on 13 June 2003 and James Robert Drummond Smith and Nicholas James Dargan were appointed liquidators of KIFL. The assets transferred to Kesa International Limited on 13 June 2003 included 99.7 per cent. of the issued share capital of KFSA, the direct holding company of Darty and BUT, and the entire issued share capital of Comet and Kesa Electricals SAS. In consideration for that transfer, Kesa International Limited issued 196,860,696 new shares of €1 each to Sheldon Holdings Limited. The agreements entered into in connection with the liquidation of KIFL are more particularly described in paragraph 17.3 of this Part 6.

13.3 Share capitalisations

In addition, as part of the Reorganisation, outstanding intra-group funding balances owed by members of the Kesa Group to Kingfisher Group companies were reduced by £699.4 million to £452.6 million (based on the balances at 1 February 2003) by means of a number of capitalisations.

13.4 Share for share exchange

Following the liquidation of KIFL, on 13 June 2003, Sheldon Holdings Limited agreed to transfer the entire issued share capital of Kesa International Limited to Kesa Holdings Limited, in consideration for the issue by Kesa Holdings Limited of 710,249,769 new shares of €1 to Sheldon Holdings Limited. The agreement entered into in connection with the share for share exchange is more particularly described in paragraph 17.10 of this Part 6. Accordingly, all of Kingfisher's electricals businesses were then organised under a single holding company, Kesa Holdings Limited.

13.5 Dividend in specie

On 12 June 2003, Sheldon Holdings Limited declared a dividend of an amount equal to the book value of Kesa Holdings Limited, satisfied by the transfer to Kingfisher, its sole shareholder, of the entire issued share capital of Kesa Holdings Limited. Relief from *ad valorem* stamp duty has been or will be applied for in respect of this transfer of the shares in Kesa Holdings Limited. In connection with this transfer, Sheldon Holdings Limited has granted to Kingfisher power of attorney over the shares in Kesa Holdings Limited, pending receipt of adjudication granting such relief, or the payment of the relevant amount of stamp duty. In the event that Kingfisher is registered as the holder of the shares in Kesa Holdings Limited prior to Admission, the power of attorney will lapse.

13.6 Demerger

Furthermore, Kingfisher and the Company agreed, pursuant to the Demerger Agreement more particularly described in paragraph 17.2 of this Part 6, that:

(a) upon the Demerger Dividend being declared by Kingfisher Shareholders, Kingfisher shall transfer the shares in Kesa Holdings Limited to Kesa Electricals and Kesa Electricals shall issue Kesa Shares to Kingfisher Shareholders on the Kingfisher Share Register at the Demerger Record Time;

(b) In the event that, prior to Admission, Kingfisher is not registered as the holder of the Shares in Kesa Holdings Limited then Kingfisher shall procure that Sheldon Holdings Limited grant a power of attorney to Kesa Electricals over the shares in Kesa Holdings Limited, pending receipt of adjudication granting relief from stamp duty or the payment of the relevant amount of stamp duty on the transfers of shares in Kesa Holdings Limited from Sheldon Holdings Limited to Kingfisher and registration of Kingfisher as the sole member of Kesa Holdings Limited;

(c) upon it being registered as the sole member of Kesa Holdings Limited, Kingfisher shall grant Kesa Electricals a power of attorney over the shares in Kesa Holdings Limited pending receipt of adjudication granting relief from stamp duty or the payment of the relevant amount of stamp duty on the transfers of shares in Kesa Holdings Limited from Kingfisher to Kesa Electricals; and

(d) Kesa Electricals agrees to procure that all amounts owing by any member of the Kesa Group to any member of the Kingfisher Group be repaid in full immediately following Admission.

Save for amounts owing pursuant to transactions entered into between the Kingfisher Group and the Kesa Group in the ordinary course of business, following Admission, the Kingfisher Group will not owe any amount to the Kesa Group and vice versa.

14. Substantial shareholdings

14.1 Immediately following Admission and on the basis of interests in Kingfisher Shares notified to Kingfisher in accordance with Kingfisher's Articles of Association and the Companies Act as at 12 June 2003 (being the latest practicable date prior to the publication of this document), the following persons will be, directly or indirectly, interested in three per cent. or more of the issued share capital of Kesa Electricals:

Shareholders	Number of Kesa Shares of 25p each	Per cent of issued share capital
Barclays plc	16,884,097	3.19
The Capital Group Companies Inc. and its subsidiaries	26,007,366	4.91
M&G Investment Management Limited	20,014,269	3.78

14.2 Save as disclosed above, Kesa Electricals is not aware of any person other than a Director who immediately following Admission, directly or indirectly, would have an interest (within the meaning of Part VI of the Companies Act) in Kesa Shares which represents three per cent. or more of its issued share capital.

14.3 So far as is known by the Directors, there is no person who could directly or indirectly, jointly or severally exercise control over the Company immediately after Admission.

15. Principal subsidiary undertakings

Upon Demerger, Kesa Electricals will be the parent company of the Group. Details of those companies which on Demerger will be the Company's principal subsidiary undertakings (all of which are wholly owned by the Company unless otherwise specified) are as follows:

Company	Country of incorporation and operation	Per cent owned and voting rights	Description of share classes owned	Main activity
BCC Holding Amstelveen BV Bellsingel 61 1119 NT Schiphol-Rijk The Netherlands	Netherlands	100%	ordinary	Retailing
BUT SA[1] 1 Avenue Spinoza 77184 Emerainville Malnoue France	France	99.7%[(2)]	ordinary	Retailing
Comet Group plc George House George Street, Hull HUL 3AU England	Great Britain	100%	ordinary	Retailing
Dacem SNC 29/41, rue Bernard ZI des Vignes, 93000 Bobigny France	France	99.7%[(2)]	ordinary	Wholesaling
Datart Investments SA L-1471 Luxembourg 400 route d'Esch Luxembourg	Luxembourg	60%	ordinary	Retailing
Etablissements Darty et Fils SAS 129 avenue Galliéni 93140 Bondy France	France	99.7%[(2)]	ordinary	Retailing
New Vanden Borre NV Huysmanslaan 107 1651 Lot Belgium	Belgium	99.7%[(2)]	ordinary	Retailing
Triptych Insurance NV Kaya Richard J. Beaujon Z/N Curaçao Netherlands Antilles	Netherlands Antilles	100%	ordinary	Insurance and Reinsurance

Notes:

1. BUT considers some franchise operations in which it has less than 50 per cent. of the voting rights to be subsidiary undertakings on the grounds that it is able to exercise dominant influence.
2. BUT, Darty, Vanden Borre and Dacem are 100 per cent. subsidiaries of KFSA, which is a 99.7 per cent. subsidiary of Kesa International Limited.

16. Principal establishments

The following are the principal establishments of the Kesa Group:

16.1 Darty

Location	Size (sq. m.) (Net developed surface area)	Tenure	Annual rent	Duration
129, avenue Galliéni, 93140 Bondy France (Head Office, store and after sales services)	20,885	Freehold and long leasehold	€652,000	Various expiration dates
Boulevard de la Valbarelle, Quartier Saint Marcel, 13011 Marseilles France (Darty Provence Méditerranée Head Office and warehouse)	31,335	Leasehold (construction lease)	Whole of rent paid upfront in advance on date of execution of the lease	Lease expires 25 June 2080
Route de Jouy route de Nancy, 57160 Moulins les Metz France (Darty Alsace Lorraine Head Office, warehouse and store)	10,685	Leasehold	€353,000	Two leases expire 30 November 2005
Route nationale 6, ZAC des sans soucis 69760 Limonest France (Darty Rhône-Alpes Head Office, warehouses, store and after sales services)	24,873	Life Annuity and Leasing	€908,000	The two leasings expire 30 March 2004; after that date, warehouses in freehold
Rue Emile Basly, ZI du grand Launay, 76120 Le Grand Quevilly France (Darty Normandie Head Office, warehouse and after sales services)	12,380	Freehold	—	—
Zone d'Englos, 59320 Haubourdin France (Darty Nord Pas de Calais Head Office, warehouse and store)	10,790	Leasehold	€405,000	Lease expires 31 March 2005 (warehouse and offices) lease expires 31 March 2008 (store and after sales service)

16.2 Comet

Location	Size (sq. m.)	Tenure	Annual rent	Duration
Comet House, Three Rivers Court, Rickmansworth England (Head office)	2,800	Leasehold	£685,000, subject to review	25 years from 24 June 1992
River Way Distribution Centre, Temple House, River Way, Harlow England (Regional Distribution Centre)	27,020	Leasehold	£1,490,000 subject to review	Current lease: 21 September 2000 to 24 September 2005 Reversionary lease: 25 September 2005 to 24 September 2010
Longcroft Road, Eurohub, Corby England (National Distribution Centre)	25,815	Freehold	—	
The Drove, Westbury Wiltshire Trading Estate, Westbury England (Regional Distribution Centre)	26,941	Leasehold	£500,000	5 years from and including 10 April 2000
Criterion House, George Street, Hull England (Call Centre and Business Support Centre)	2,346	Leasehold	£120,000 subject to review	35 years from 26 October 1976

16.3 BUT

Location	Size (sq. m.)	Tenure	Annual rent	Duration
1, avenue Spinoza, 77184 Emerainville France (Head Office)	7,100	Freehold	—	—
7, boulevard des Nations, 69780 Mions France (Lyon Distribution Centre)	11,922 5,686	Leasehold Leasehold	€506,576 €244,647	9 years from 1 January 1999 9 years from 1 July 2001
Rue du 8 mai 1945 21160 Couchey Dijon France (Dijon Distribution Centre)	4,000	Leasehold	€121,960	9 years from 1 April 2002
Rue Jean Martin 21160 Couchey Dijon France (Dijon Distribution Centre)	2,175	Leasehold	€72,870	23 months from 1 April 2003

Location	Size (sq. m.)	Tenure	Annual rent	Duration
Zone Industrielle du Radeau	9,083	Leasehold	€313,003	20 August 2001 to 31 May 2003
41500 Mer	24,049	Leasehold	€1,116,824	9 years from 1 July 2003

16.4 Vanden Borre

Location	Size (sq. m.)	Tenure	Annual rent	Duration
Huysmanslaan 107, 1651 Lot-Beersel Belgium (Head office)	1,035	Leasehold	€ 113,200	9 years from 1 January 2000
Huysmanslaan 107, 1651 Lot-Beersel Belgium (Warehouse)	21,840	Leasehold	€ 765,900	9 years, as of 15 March 2000

16.5 BCC

Location	Size (sq. m.)	Tenure	Annual rent	Duration
Bellsingel 61, Schipol Rijk The Netherlands (Head office and distribution centre)	19,000	Freehold	—	—

16.6 Datart

Location	Size (sq. m.)	Tenure	Annual rent	Duration
Strojirenska 259 150 00 Prague 5 – Zlicin (Distribution Centre – Czech Republic)	4,954	Leasehold	€226,685	indefinite, subject to 6 months' notice

16.7 Dacem

Location	Size (sq. m.)	Tenure	Annual rent	Duration
Moussy Distribution Centre 3, rue de la fontaine de Brie Labarogne 77230 Moussy	35,394	Leasehold	€ 1,883,017	6 years, as of 12 October 2001

17. Material contracts

The following contracts are all of the contracts (not being contracts entered into in the ordinary course of business) that have been entered into (i) by Kesa Electricals or any member of the Kesa Group within the two years immediately preceeding the date of this document and are, or may be, material to Kesa Electricals or the Kesa Group or (ii) have been entered into by Kesa Electricals or any member of the Kesa Group at any time and contain obligations or entitlements which are, or may be, material to Kesa Electricals or the Kesa Group at the date of this document:

17.1 Sponsors' Agreement

Under a Sponsors' Agreement dated 17 June 2003 and made between the Company, Kingfisher, UBS Limited, BNP Paribas and Lazard Frères Banque (the "Sponsors' Agreement"), UBS Limited has agreed to act as sponsor in connection with the Admission and as nominated representative in connection with the application to the London Stock Exchange to admit the Kesa Shares to trading on its market for listed securities. Further, BNP Paribas and Lazard Frères Banque have agreed to act as joint-sponsors in respect of the Company's application for admission of the Kesa Shares to listing on the *Premier marché*

of Euronext Paris ("French Admission"). There is no obligation under the Sponsors' Agreement for any separate fee or commission to be paid to UBS, BNP Paribas or Lazard Frères Banque (together the "Sponsors") for their services under that agreement.

The Sponsors' Agreement contains warranties given by each of the Company and Kingfisher to the Sponsors which are customary for an agreement of this sort. In addition, it contains indemnities from the Company and Kingfisher in favour of the Sponsors in respect of certain potential liabilities connected with the Demerger, Admission and French Admission, which again are customary for an agreement of this sort. These warranties and indemnities are not capped and do not have any contractual time limits. The Sponsors have agreed that they would not bring any claim in connection with the Circular or the announcement made by Kingfisher on 17 June 2003 regarding the Demerger against the Company, and any such claim would be brought against Kingfisher.

Unless required by law, or in respect of normal trade announcements or other advertisements or publications made in the ordinary course of business, until 60 days from Admission, all announcements made by the Company or Kingfisher which relate to the Reorganisation, Demerger, Admission or French Admission must be agreed with the Sponsors. In addition, the Company has agreed that, up until the publication of its preliminary accounts in 2004, it shall not (i) take any steps which would be materially inconsistent with the expression of policy or intention in the Demerger Agreement, these Listing Particulars, the French Prospectus and certain announcements which would be material in the context of the Kesa Group taken as a whole; (ii) enter into any commitment or agreement outside the ordinary course of business which is material in the context of the business or affairs of the Group; (iii) issue any shares or any options other than pre-existing contractual obligations or under employee share schemes described in these Listing Particulars; or (iv) enter into any commitment or agreement which constitutes a class 2 or class 1 transaction for the purposes of the Listing Rules, in each case without consulting with the Sponsors and, in the case of (i) and (iv) without first obtaining the Sponsors' prior consent (not to be unreasonably withheld or delayed).

The Company and/or Kingfisher may terminate the Sponsors' Agreement at any time. In addition, each of the Sponsors may terminate the agreement in certain specified circumstances (including: if any of the warranties given by the Company or Kingfisher are incorrect; if there are any untrue, incorrect or misleading statements contained in these Listing Particulars, the French Prospectus, the Circular or certain announcements, in each case which are material in the context of the Kesa Group taken as a whole or will materially prejudice dealings in the Kesa Shares; or if the Company is unsuitable for listing on the London Stock Exchange or Euronext Paris).

17.2 Demerger Agreement

The Demerger Agreement was entered into on 17 June 2003 between Kingfisher and the Company to effect the Demerger and govern the relationship between the Kingfisher Group and the Kesa Group following Demerger. The Demerger Agreement is conditional on the passing of the Demerger Resolution and on Admission. The agreement provides that the Demerger will be effected by way of a dividend in specie in the manner described in further detail in paragraph 13.5 of this Part 6.

The Demerger Agreement sets out how cross-group guarantees (if any) will be dealt with following the Demerger. Where relevant, the beneficiary of such a guarantee will use all reasonable endeavours to obtain the guarantor's release from the guarantor's obligations thereunder and, during the interim period, indemnify the guarantor against all amounts paid by it to any third party under the guarantee and (other than in relation to transactions in the ordinary course of business) ensure the guarantor's exposure under the guarantee is not increased and use all reasonable endeavours to ensure no third party or beneficiary has recourse under the guarantee.

Kingfisher has agreed to reimburse the Company for certain costs it may incur. Among these are initial listing fees and certain legal costs together with costs incurred by the Kesa Group in relation to any payment or obligation due under any ordinary course incentive arrangement which, broadly, is referable to any period prior to Demerger (excluding any lapsed arrangements, the cost of any employers' National Insurance contribution liability, any French social security, other costs or any loyalty or incentive arrangement referable to Demerger or the cash element of awards granted to employees of the Kesa Group pursuant to certain incentive plans).

Kingfisher shall recommend to the trustee of the Kingfisher Employee Share Plan Trust that it transfers to the trustee of the Kesa Employee Benefit Trust for no consideration the number of shares subject to share based elements of awards granted to Kesa Group employees under certain incentive plans which lapse on Demerger.

Kesa Electricals will be responsible for any arrangement, commitment, syndication, agency or other fee payable (including any legal fees and expenses) relating to the Facility Agreement.

Both the Kingfisher Group and the Kesa Group will be permitted access to each other's records for a period of six years following the Demerger. In addition, both the Kesa Group and the Kingfisher Group have agreed to provide each other such information as each group may reasonably require in order to prepare half year and full year accounts for the next financial year end.

Reasonable endeavours are to be used to ensure that contracts in the name of one group member whereby a member of the other group is deriving the benefit of that contract must be novated to the relevant member of the other group, pending which the contracting party shall hold the benefit of that contract on trust for the relevant member of the other group. Pending the novation of such contract or arrangement, that other group member will ensure that any relevant liabilities under that contract or arrangement are fully discharged, and will compensate the group member (who is party to the contract or arrangement) for any losses incurred by it.

Each group will be responsible for any liabilities incurred in connection with the Sponsors' Agreement or any engagement letter entered into in connection with the Demerger and/or Admission relating to the preparation of the Listing Particulars and arising as a result of a negligent act or omission of their group.

Each group will broadly also be responsible for any liabilities incurred in connection with the Reorganisation associated with its business owned or operated following the Demerger, or any business, asset or liability which would have been owned or operated by it following Demerger had the Reorganisation been successfully performed, and will compensate the other group for any losses it incurs in relation to such liabilities for which it has not assumed responsibility. Any other liabilities incurred in connection with the Reorganisation will generally be split equally.

The Demerger Agreement provides for the liability to make any compensation payments to arise on a net basis only, calculated every six months. The time value of money is dealt with by the addition of notional interest. Neither Kingfisher nor Kesa Electricals shall be liable to pay any resulting compensation amount unless the aggregate of compensation claims is for an amount in excess of £500,000 (in which case all such claims are recoverable, and not just the excess).

Provision is made in the Demerger Agreement to ensure that where one group holds assets which should have been transferred to the other group (prior to the Demerger), the present holder will take certain reasonable steps to ensure such assets are transferred to the other group. If the assets are reflected in the financial information of the present holder produced in connection with the Demerger, they are transferred to the other group at book value, otherwise they are transferred at no cost other than as costs of transfer.

The parties have covenanted for a period of 18 months from the Demerger not to employ, solicit or entice away certain employees engaged in skilled or managerial work employed by the other party's group. Both groups have agreed to keep certain information on the other group confidential, subject to certain exemptions (for instance if disclosure is required by law).

Provision has also been made in the Demerger Agreement for the repayment of all funding amounts owed as at 1 February 2003 by each member of the Kesa Group to the relevant member of the Kingfisher Group immediately following Demerger. Further, following Demerger, Kesa Electricals will repay working capital amounts owed by the Kesa Group to the Kingfisher Group as at Demerger. Any other amounts which have arisen by way of trading on intercompany account and which are still outstanding between the Kingfisher Group and the Kesa Group will be repaid in accordance with normal trading terms.

The Demerger Agreement provides for the allocation, between the Kingfisher Group and the Group, of certain tax costs, including those arising in respect of or in consequence of the Reorganisation and Demerger. Broadly speaking, tax costs arising to both the Kingfisher Group and the Group in respect of or in consequence of the Reorganisation and the Demerger will be borne or indemnified by the

Kingfisher Group. There are however a number of important exceptions to this general principle. These exceptions arise as a result of the agreed allocation of tax costs in the event that a tax clearance relating to the Reorganisation or Demerger is revoked after the Demerger. The agreed allocation is as follows:

(a) if the French tax clearance relating to certain of the transfers made pursuant to the Contribution Agreement (see below) is revoked, and the revocation is attributable to:

  (i) the incorrectness of certain representations and warranties made by the Company in the Demerger Agreement, such representations and warranties relating principally to the absence of any arrangements at Demerger between the Company and any third party for the third party to acquire control of the Group or any Group company;

  (ii) the non-compliance with certain undertakings given by the Company and Kesa International Limited to the French tax authorities in relation to the clearance; or

  (iii) the acquisition after the Demerger by a third party of control of the Group or certain Group companies (although the Company believes the circumstances in which such an acquisition would result in a revocation of the French tax clearance are remote),

  (each of (i), (ii) and (iii) being a "Kesa Event"), the Group will be required to bear all of the tax costs arising as a result of the revocation of the French tax clearance. These tax costs will comprise French capital gains tax relating to the transfers of both the electricals and home improvements assets previously held by the French branch of Kingfisher International France Limited and would be likely to be very substantial.

(b) if the French tax clearance referred to in (a) is revoked, and the revocation is attributable to either:

  (i) the incorrectness of certain representations and warranties made by Kingfisher in the Demerger Agreement, which will effectively include (among others) representations and warranties relating to the absence of any arrangements at Demerger between Kingfisher and any third party for the third party to acquire control of the Kingfisher Group or any Kingfisher Group company;

  (ii) the non-compliance with certain undertakings given by Kingfisher and Kingfisher France Limited to the French tax authorities in relation to the clearance; or

  (iii) the acquisition after the Demerger by a third party of control of the Kingfisher Group or certain Kingfisher Group companies (although again it is believed that the circumstances in which such an acquisition would result in a revocation of the French tax clearance are remote),

  (each of (i), (ii) and (iii) being a "Kingfisher Event"), the Kingfisher Group will be required to bear all of the tax costs arising as a result of the revocation of the clearance. As in (a), these will comprise French capital gains tax relating to the transfers of both the electricals and home improvements assets previously held by the French branch of Kingfisher International France Limited.

(c) if the French tax clearance referred to in (a) is revoked in circumstances not covered by (a) or (b) above, for example in circumstances where there has been no Kesa Event or Kingfisher Event or alternatively where there has been both a Kesa Event and a Kingfisher Event, then the tax costs arising as a result of the revocation will be shared by the Group and the Kingfisher Group. The costs will be apportioned on the basis that the Group will bear the French capital gains tax attributable to the transfers of the electricals assets and the Kingfisher Group will bear the French capital gains tax attributable to the transfers of the home improvements assets.

(d) if any UK tax clearance relating to the Reorganisation or Demerger is revoked, the Company will be obliged to bear any resulting tax liabilities if the revocation concerned is attributable to the incorrectness of representations and warranties made by the Company in the Demerger Agreement (see above). Any tax liabilities resulting from any revocation of any UK tax clearance relating to the Reorganisation or Demerger will otherwise be borne by Kingfisher.

Under the terms of the tax clearance received from the French tax authority, liability for all such tax liabilities is joint and several as between the Kesa Group and the Kingfisher Group. Accordingly, in circumstances where Kingfisher is responsible for payment of such taxes, the Kesa Group will rely on Kingfisher's ability to meet its obligations at such time.

Arrangements have also been agreed in relation to (among other matters) the surrender of United Kingdom group relief and advance corporation tax between companies which were members of the same group prior to the Demerger. The Demerger Agreement also provides for taxation compliance in relation to certain administrative requirements.

The parties' obligations and potential liability under the Demerger Agreement are neither capped nor subject to any contractual time limits.

17.3 Contribution agreement and related documents

(a) Contribution Agreement

An agreement (the "Contribution Agreement") was entered into on 13 June 2003 between KIFL, its liquidators James Robert Drummond Smith and Nicholas James Dargan of Deloitte & Touche (the "liquidators"), Kesa International Limited, Sheldon Holdings Limited and Kingfisher France Limited for the contribution pursuant to section 110 of the Insolvency Act 1986 of all the assets and liabilities of KIFL to Kesa International Limited and Kingfisher France Limited.

Under the Contribution Agreement, KIFL acting by the liquidators contributed to Kesa International Limited all of the assets and liabilities relating to its electricals business (other than certain tax liabilities). All of the assets and liabilities relating to the home improvement business of KIFL and any other assets or liabilities not relating to either the electricals or the home improvement business (other than certain tax liabilities), were contributed to Kingfisher France Limited.

In consideration for these contributions, Kesa International Limited allotted and issued 196,860,696 shares of nominal value €1 each at par to Sheldon Holdings Limited, KIFL's sole member, and Kingfisher France Limited allotted and issued 1,722,938,077 shares of nominal value £1 each at par to Sheldon Holdings Limited.

Under the Contribution Agreement, each of Kesa International Limited and Kingfisher France Limited undertook to comply with the conditions imposed by the ruling in principle obtained from the *Bureau des Agréments* of the French *Direction Générale des Impôts* on 6 May 2003.

In addition, each of Kesa International Limited, Kingfisher France Limited, Kesa Electricals and Kingfisher have undertaken in letters addressed to the *Bureau des Agréments* of the French *Direction Générale des Impôts* to comply with certain other conditions imposed by the ruling in principle of 6 May 2003.

(b) Liquidation indemnity

In addition, a deed of indemnity was entered into on 13 June 2003 (the "Liquidators' Indemnity") between Kingfisher, Kesa International Limited and Kingfisher France Limited (together the "indemnifiers") and the liquidators under which the indemnifiers agreed to indemnify the liquidators against all claims arising in connection with the liquidation of KIFL. The Liquidators' Indemnity provides that claims under the Liquidators' Indemnity in respect of the electricals business should be paid, in the first instance, by Kesa International Limited and that claims under the Liquidators' Indemnity in respect of the home improvement business should be paid, in the first instance, by Kingfisher France Limited. In the event of either company failing to pay, the liquidators may have recourse against Kingfisher.

Pursuant to the terms of the Liquidators' Indemnity the liability of Kesa International Limited is limited to liabilities relating to KIFL's electricals business and its liability in respect of such obligations shall not exceed the market value of KIFL's electricals business. The liability of Kingfisher France Limited is limited to liabilities relating to KIFL's home improvement business and its liability in respect of such obligations shall not exceed the market value of KIFL's home improvement business. In respect of these liabilities the liquidators may make a claim against Kingfisher.

In respect of a liability, which is not a liability that relates to either KIFL's electricals business or its home improvement business, Kingfisher France Limited and Kingfisher shall be jointly and severally liable. In respect of certain other tax liabilities, the liquidators may make a claim against Kingfisher.

(c) Indemnity to KIFL

Kesa International Limited, Kingfisher France Limited and Kingfisher have agreed to indemnify KIFL in respect of any liabilities of KIFL howsoever arising pursuant to the terms of an indemnity (the "KIFL Indemnity"). The liability of Kesa International Limited, Kingfisher France Limited and Kingfisher under the terms of the KIFL Indemnity is similar to their liability under the terms of the Liquidators' Indemnity.

The liquidators have agreed not to call under the KIFL Indemnity but first to call under the Liquidators' Indemnity if a liability of KIFL arises which is not met.

(d) Agreement with liquidators

The liquidators of KIFL, Kesa International Limited, Kingfisher France Limited and Kingfisher have agreed the order and circumstances in which the liquidators may call for payment of amounts to satisfy liabilities arising in the liquidation of KIFL.

17.4 Transitional Services Agreement

An agreement was entered into on 17 June 2003 between Kingfisher and the Company in relation to the terms and conditions upon which each of the Kingfisher Group and the Kesa Group will provide various services to the other group after Demerger. The Transitional Services Agreement is conditional on the passing of the Demerger Resolution and on Admission.

Under the terms of the agreement, Kingfisher agrees to provide the Group with, or procure the provision to the Group of, certain services, which will be provided on commercial terms and on an arm's length basis. The services, which are set out in more detail in the agreement, include various head office, tax and miscellaneous support services, assistance from certain employees of Kingfisher, international carrier services, continued participation in the Kingfisher Group Discount Scheme, information technology related services, medical insurance, group benefits, pension and share option services.

In addition, Kesa Electricals has agreed to provide Kingfisher with the services of certain employees and advisory and support services in respect of the settlement of French tax affairs.

Under the agreement, Kesa Electricals and Kingfisher have the right to terminate with immediate effect in the event of the acquisition by a third party of a controlling interest (broadly, control of over 50 per cent. of the voting share capital) in the other group, or in the event of the acquisition by any person of all or a substantial part of the business of the other group and its subsidiary undertakings from time to time.

The Company agrees for itself and each member of the Group that neither it nor any member of the Group will make any claim against Kingfisher or any member of the Kingfisher Group or any of its or their respective directors, officers or employees for losses suffered in connection with the services or otherwise under the agreement, except in respect of reasonably foreseeable losses arising directly out of the fraud, wilful default, gross negligence or bad faith of any member of the Kingfisher Group or any of their respective directors, officers or employees. This and other provisions of the agreement apply in the same way to Kesa Electricals (or any member of the Kesa Group) or to Kingfisher (or to any member of the Kingfisher Group) as appropriate in respect of services provided by Kesa Electricals to Kingfisher under the agreement.

17.5 Pension Deed of Division

A deed of division was entered into on 17 June between Kingfisher, the Company and the trustee of the Kingfisher Pension Scheme (KPS) and the Kingfisher Retirement Trust (KRT). The deed governs the Group's participation in KPS and KRT after Demerger, the establishment of new pension arrangements by the Group, and the making of transfers from KPS and KRT to the new arrangements.

In respect of KPS, the deed provides for the Group to continue to participate until no later than 31 March 2004. The Group must pay contributions at the rate of 13.5 per cent. of pensionable salary, or at such higher or lower rate as may be required from employers generally. The Group must set up a new pension scheme as from 1 April 2004, providing benefits of comparable value to those under the KPS. Pension benefits in respect of group employees who are members of the KPS and also pensioner and deferred members of the KPS who were formerly employed by the group will be transferred from KPS to the new scheme and there will be a transfer of assets representing those accrued rights from KPS to the new scheme. The transfer amount will be calculated on a share of fund basis using assumptions set out in the deed of division.

If, when the Group ceases to participate in the KPS, the KPS does not meet the minimum funding requirement under the Pensions Act 1995, each member of the Group which participated in the KPS will be liable to make a payment to the KPS in respect of its share of the underfunding. Kingfisher will meet the cost of these payments (except to the extent that the debt results in an increase to the transfer amount).

In respect of KRT, the deed provides for the Group to continue to participate until no later than 31 March 2004.

17.6 Facility Agreement

The Facility Agreement was entered into on 17 June 2003 between (1) Kesa International Limited which, post Demerger will be an indirect wholly owned subsidiary of the Company (the "Borrower"), (2) the Company and Kesa Holdings Limited (the "Guarantors"), (3) BNP Paribas, Credit Lyonnais and HSBC CCF (the "Mandated Lead Arrangers"), and (4) HSBC Bank plc relating to €1,000,000,000 syndicated multicurrency term and revolving credit facilities (the "Facilities") for the refinancing of existing indebtedness to members of the Kingfisher Group, the payment of costs and expenses incurred in connection with the Demerger and general corporate purposes and working capital requirements of the Kesa Group.

The Facility Agreement consists of a five year term facility for € 750,000,000, and a five year committed multicurrency revolving facility for € 250,000,000.

Interest is payable on advances at the rate which is the aggregate of (i) LIBOR or, as the case may be, EURIBOR (ii) mandatory costs, and (iii) the applicable margin, which until delivery of the Company's consolidated accounts for the financial year ended January 2004 will be 1.25 per cent. The margin may be adjusted upwards or downwards in accordance with the ratio of the Company's consolidated net debt to earnings before interest, tax, depreciation and amortisation subject to a minimum margin of 0.70 per cent. and a maximum margin of 1.50 per cent.

The Facility Agreement contains certain representations and warranties by the Company, Kesa Holdings Limited and the Borrower some of which are to be repeated on the date of Demerger and some of which are to be repeated on utilisation of the Facilities and at certain other times. Certain covenants are also given in respect of the future conduct of the business including (i) financial covenants as to (a) the ratio of consolidated net interest payable plus rents to earnings before interest, tax, depreciation, amortisation and rents and (b) consolidated net debt to earnings before interest, tax, depreciation and amortisation, (ii) restrictions on disposals, (iii) restrictions on acquisitions, (iv) restrictions on the incurrence of other indebtedness and (v) restrictions on the creation of security over assets.

The Facility Agreement includes certain mandatory prepayment events, including (i) illegality, (ii) a change of control of the Company, (iii) disposal of assets (subject to certain thresholds) and (iv) from equity or capital markets issues.

The Facility Agreement provides that certain events will be considered to be events of default, upon the occurrence of which the Facilities may be cancelled and amounts drawn under them declared immediately due and payable. These events include (i) default in any payment under the Facility Agreement, (ii) breach of any other obligation which (if capable of remedy) is not remedied within 14 days, (iii) cross default in relation to other financial indebtedness of the Group, subject to a threshold of € 25,000,000, (iv) insolvency related events in relation to the Borrower, the Guarantors or any material subsidiary (defined as Darty, Comet, BUT and any other subsidiary of the Company whose gross assets or revenues exceed ten per cent. of the gross assets or revenues of the Group) and (v) a material adverse change, being an event or series of events which is likely to have a material adverse effect on the ability of the Company and the Guarantors to perform their payment obligations under the Facilities, on the ability of the Company to comply with its financial covenant obligations or on the validity or enforcement of the Facility Agreement or any document designated a Finance Document by the Agent and the Company.

The Mandated Lead Arrangers intend to syndicate the Facility Agreement to a group of lenders. The Mandated Lead Arrangers and the Company have agreed the terms of engagement in relation to the syndication.

17.7 Datart Shareholders Agreement

A share purchase and shareholders agreement setting out the relationship between the shareholders in Datart was entered into on 5 October 2000 between (i) Kingfisher, (ii) Kingfisher International Holdings BV (formerly known as Datart Holding BV), (iii) Datart, (iv) five individuals involved in Datart's management, and (v) the subsidiaries of Datart incorporated in the Czech Republic and Slovakia. 60 per

cent. of the shares in Datart were held by Datart Holding BV, an entity ultimately owned by Kingfisher, with the remainder being held by Coralmar Limited, a company jointly owned by the five Datart managers mentioned above.

Pursuant to the Reorganisation, the rights and obligations of Kingfisher International Holdings BV and Kingfisher have been assigned to Kesa Holdings Limited and Kesa Electricals respectively. Accordingly, as parties and, in the case of Kesa Holdings Limited, as shareholder, Kesa Holdings Limited and Kesa Electricals have certain rights and obligations under the share purchase and shareholders' agreement. The agreement permits a share transfer and assignment of rights and obligations by Kesa Holdings Limited to an Affiliate (defined as a party controlled by or under common control with, directly or indirectly, Kesa Holdings Limited). Similarly, Kesa Electricals's rights and obligations under the share purchase and shareholders' agreement are capable of assignment to an affiliate.

Under the Datart share purchase and shareholders agreement, Kesa Electricals has the right to acquire the 40 per cent. of Datart not owned by the Group at a price based on Datart's fair market value at any time after 5 October 2003. Equally after 5 October 2003, Kesa Electricals can be required to acquire the minority interests in Datart for that price.

17.8 Acquisition of Hugo Van Praag

On 31 January 2000, New Vanden Borre NV and New Vanden Borre Transport NV, as purchasers, completed a sale and purchase agreement entered into with Kingfisher, as guarantor of certain obligations, and Naai- en Huishoudmachines Hugo Van Praag NV, Zebra Trading NV, Walter De Busscher NV, Stripes NV, Hansa Trading BVBA, Duchènes BVBA, Zetrans BVBA (together the "HVP Companies"), Art Linien BVBA as vendors and Mr. Dirk Van Praag and Mrs. Anne Kristin Carpentier (Mrs. Van Praag), as guarantors. The agreement relates to the sale of the entire business of the HVP Companies excluding their kitchen sales and installation business. The transfer included (i) all assets; (ii) some liabilities; (iii) most of the business contracts and (iv) the employees. The part of the business relating to transport was transferred to New Vanden Borre Transport NV, which was incorporated for this purpose. The consideration paid by the purchasers was €36,864,111. The agreement contains an unlimited tax and social security warranty in favour of the purchasers. Claims under such warranty must be made by 31 January 2006 at the latest. In addition, a specific reduction in the consideration was included in the event that one or more of the significant shops is required to be closed or renovated within five years of completion as a result of regulations concerning town planning, building permits and socio-economic permits.

17.9 Kingfisher Asia Limited sourcing agreement

An agreement was entered into on 10 June 2003 between Kingfisher Asia Limited ("KAL") and Kesa Electricals SAS ("KESAS") in relation to the continued supply of various services by KAL to KESAS, Darty, Comet, BUT, BCC, Vanden Borre, Datart, Dacem and any other member of the Kesa Group as requested by KESAS. These services include responding to product briefs, finding and auditing new suppliers for KESAS, providing samples and quality control for merchandise, liaison between KESAS with vendors and shipping agents and opening and managing the settlement process of letters of credit. KAL has agreed to use its reasonable endeavours to procure that these services are provided to the same standard as that to which such services were provided to KESAS in the twelve months prior to the commencement the date of the agreement.

KESAS has agreed not to make claims against KAL or any member of the Kingfisher Group for losses which may arise in connection with its obligations under the agreement, except for losses arising out of the fraud, wilful default, or gross negligence of KAL or any member of the Kingfisher Group. The parties have also agreed that the aggregate liability of KAL and other members of the Kingfisher Group in respect of all claims arising from the gross negligence of KAL or any member of the Kingfisher Group during any contract period shall not exceed the total amount of the charges paid by KESAS to KAL for such contract period.

The agreement will expire on 31 January 2005 if not terminated earlier by either party by written notice to the other party (with immediate effect) if the other party commits any continuing or material breach which is incapable of remedy or is not remedied within a specified time, or if certain steps are taken in relation to the insolvency, impending insolvency or liquidation of that other party. On 31 January 2005 the agreement shall automatically continue unless terminated by either party by six months' written notice.

17.10 Pre-Demerger reorganisation transfers

A share purchase agreement was entered into on 6 June 2003 between Eijsvogel BV, a subsidiary of Kingfisher, and Kesa Holdings Limited relating to the sale by Eijsvogel BV to Kesa Holdings Limited of the entire issued share capitals of Triptych and BCC for a total consideration of €63,127,700.

A share purchase agreement was entered into on 6 June 2003 between Kingfisher International Holdings BV (formerly Datart Holding BV) a subsidiary of Kingfisher, and Kesa Holdings Limited relating to the sale by Kingfisher International Holdings BV to Kesa Holdings Limited of all its rights and interest in, together with all its obligations and liabilities in respect of shares representing Kingfisher International Holdings BV's entire holding of 60 per cent of the issued share capital of Datart for a total consideration of €7,065,000. In connection with the transfer of the 60 per cent. interest in Datart, Kesa Electricals, Kesa Holdings Limited also acceded to the Datart shareholders agreement, the terms of which are summarised in paragraph 17.7 of this Part 6.

A share purchase agreement was entered into on 6 June 2003 between Sheldon Holdings Limited and Kesa Holdings Limited relating to the sale by Sheldon Holdings Limited to Kesa Holdings Limited of the entire issued share capital of Kesa Sourcing Limited for a total consideration of €22,300.

A share purchase agreement was entered into on 6 June 2003 between Eijsvogel Finance Limited, a subsidiary of Kingfisher, and Kesa Holdings Limited relating to the sale by Eijsvogel Finance Limited to Kesa Holdings Limited of shares representing Eijsvogel Finance Limited's entire holding of 5.1 per cent of the issued share capital of Kerlan Equipement SAS for a total consideration of €381,250.

A share purchase agreement was entered into on 13 June 2003 between Kesa Holdings Limited and Sheldon Holdings Limited relating to the sale by Sheldon Holdings Limited of the entire issued share capital of Kesa International Limited. In consideration Kesa Holdings Limited issued to Sheldon Holdings Limited 710,249,769 shares of nominal value €1 each.

17.11 Deed of reimbursement in relation to arrangements with GE Capital Bank Limited

On 17 June 2003, Kesa Electricals entered into a deed with Kingfisher providing for the reimbursement by Kesa Electricals to Kingfisher of certain payments ("Claw Back Payments") payable by Kingfisher to GE Capital Bank Limited ("GE Capital") pursuant to an agreement for the sale of Time Retail Finance Limited ("TRF") by Kingfisher to GE Capital dated 27 January 2002 (the "TRF SPA") and pursuant to an agreement between Comet and TRF in connection with the continuing sale of certain financial products to Comet's customers ("TRF Services Agreement").

Certain Claw Back Payments are payable if Comet terminates the TRF Services Agreement on the date which is five years after its commencement or if TRF terminates it as a result of a default of Comet under its terms. Other Claw Back Payments are payable in circumstances relating to Comet's actions or activities. These circumstances include meeting requirements as to (i) Comet's selling space, volume of credit sales and amount of retail sales, (ii) number of Comet's retail outlets at which the financial products are sold; and (iii) other circumstances including the insolvency of Comet, a material breach by Comet which has not been remedied and non-payment by Comet of financial indebtedness when due.

The amount of the Claw Back Payments are calculated in accordance with formulae as set out in the TRF SPA and broadly are each a maximum of £38,000,000 as the date of the TRF SPA reducing over the term of the agreement.

18. Working Capital

The Company is of the opinion that, taking into account existing bank facilities, Kesa Electricals and the Kesa Group have sufficient working capital for their present requirements, that is, for at least the next twelve months from the date of this document.

19. Litigation

Save as set out below, neither the Company nor any member of the Kesa Group is or has been involved in any legal or arbitration proceedings (including any such proceedings which are pending or threatened

of which the Company is aware) which may have or have had, during the twelve months preceding the date of this document, a significant effect on the financial position of the Company or the Kesa Group:

(a) On 20 December 2001, a family of minority shareholders in KFSA filed a claim in the Paris civil courts against KIFL (acting through its French branch) and KFSA relating to a rights issue of Frf 2,054.5 million of KFSA shares approved by a meeting of the shareholders of KFSA on 4 January 1999. The purpose of the rights issue was to finance the acquisition of BUT.

    Although they took up some of their rights, the family of minority shareholders, who at the time of the rights issue held approximately one per cent. of the share capital of KFSA, claimed that the rights issue was effected in order to dilute their shareholding in KFSA to its present level of approximately 0.3 per cent. The family of minority shareholders have requested that the shareholders' resolution approving the rights issue be cancelled and have claimed damages of Frf 500 million (€76.2 million, £53.8 million) from KFSA and KIFL (along with the auditors of KFSA) in connection therewith.

    On the basis of advice received from the Company's French legal counsel managing the case, the Board believes that there is a high probability of successfully defending the proceedings brought by the family of minority shareholders.

    In addition, the family of minority shareholders have filed a complaint in connection with the facts described above which is currently under investigation by the police and which may or may not result in criminal proceedings being brought in connection therewith (in particular, the management of KFSA has not been notified of any formal charges being made *mise en examen*). As part of the investigation, certain documents were consulted at the offices of Darty on 23 September 2002 and members of the management of KFSA were interviewed by the police on 14 and 16 October 2002.

(b) BUT and Darty have been the subject of an investigation by the French competition authorities relating to alleged illegal price fixing by a number of companies in the electrical retail sector between 1989 and 1992. Although BUT was cleared in a decision at first instance, Darty was fined €15.2 million (£9.6 million) and paid such amount in September 2002. Darty appealed this decision and the case was heard before the Court of Appeal of Paris on 18 March 2003. A judgment is expected on 26 June 2003.

(c) In 1998, Avantage, an electricals retailer, brought a claim against Darty before the French competition council on the basis that the difficulties it has encountered in establishing commercial relationships with suppliers are the result of cartels between retailers, including Darty, and suppliers of electrical goods. Following a number of procedural hearings, the matter is now waiting to be brought to a full trial. If the French competition council were to find that the alleged cartels existed, it could impose a fine on Darty that could, in theory, amount to a maximum of five per cent. of its turnover in France. Avantage have not made a separate claim for damages.

    No provision is made in the non-statutory accounts of the Kesa Group in relation to this matter.

20. General

20.1 Save for the effects of and matters relating to the Demerger (including the Reorganisation), there has been no significant change in the financial or trading position of the Company and the Kesa Group since 1 February 2003, the date to which the accountants' reports contained in Part 3 of this document were made up.

20.2 The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants, whose address is 1 Embankment Place, London WC2N 6RH. PricewaterhouseCoopers LLP have audited the consolidated financial statements for Kingfisher for the financial year ended 1 February 2003. PricewaterhouseCoopers (the predecessor firm of PricewaterhouseCoopers LLP) audited the consolidated financial statements for Kingfisher for the financial years ended 3 February 2001 and 2 February 2002.

20.3 The Company's bankers are HSBC Bank plc of 8 Canada Square, London E14 5HQ, BNP Paribas of 37, place du Marché Saint-Honoré, 75031 Paris Cedex 01 and Credit Lyonnais of 1, rue des Italiens, 75009 Paris.

20.4(a) Each of UBS, BNP Paribas and Lazard Frères Banque has given and not withdrawn its written consent to the inclusion in this document of its name and references thereto in the forms and contexts in which they appear.

(b) PricewaterhouseCoopers LLP have given and have not withdrawn their written consent to the inclusion in this document of their reports and letter and the references thereto and to their name in the form and context in which they appear and have authorised the contents of those parts of the Listing Particulars which comprise their reports and letter for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001 (as amended).

20.5 The financial information set out in this document relating to the Kesa Group does not constitute statutory accounts within the meaning of section 240 of the Companies Act. The auditors of Kingfisher have made a report under section 235 of the Companies Act on the statutory accounts of the Kingfisher Group for each of the three financial periods to 1 February 2003. Each such report was unqualified and did not contain a statement under sections 237(2) or (3) of the Companies Act. Statutory accounts of the Kingfisher Group for each such financial period have been delivered to the Registrar of Companies in England and Wales pursuant to section 242 of the Act. The financial information relating to the Kesa Group is derived from the statutory accounts of the Kingfisher Group since the Kesa Group will not come into existence until the Demerger.

20.6 The total costs and expenses of, and incidental to, Admission payable by the Company are estimated to be approximately £1,100,000.

20.7 In this document unless otherwise stated, the following euro/sterling exchange rates have been used to translate amounts in euro into sterling and vice versa:

(a) in the case of amounts as at 1 February 2003, €1.531 / £1.00;

(b) in the case of amounts in respect of the financial year ended 1 February 2003, €1.583 / £1.00; and

(c) in the case of amounts at the date of this document, €1.418 / £1.00 being the closing exchange rate quoted in the Financial Times dated 12 June 2003.

21. Documents available for inspection

Copies of the following documents may be inspected during usual business hours on any day (Saturdays, Sundays and public holidays excepted) at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS until 5 July 2003:

(a) the current Memorandum and Articles of Association of the Company and the Memorandum and Articles of Association of the Company which will be in force upon Admission;

(b) the audited consolidated accounts of Kingfisher for each of the three financial years ended 1 February 2003;

(c) the audited accounts for Kesa Electricals for the year ended 1 February 2003;

(d) the audited non-statutory accounts containing combined financial information for the Kesa Group for the three years ended 1 February 2003;

(e) the accountants' reports of PricewaterhouseCoopers LLP reproduced in Part 3 of this document and the letter from PricewaterhouseCoopers LLP in respect of the pro forma financial information reproduced in Part 4 of this document;

(f) the Directors' service contracts and letters of appointment referred to in paragraph 6 of Part 6 of this document;

(g) the material contracts referred to in paragraph 17 of this Part 6;

(h) the consent letters referred to in paragraph 20.4 of this Part 6;

(i) the Circular;

(j) the rules of the Kesa Group Employee Share Incentive Schemes;

(k) the trust deed of the Kesa Group Employee Benefit Trust; and

(l) this document.

Dated 17 June 2003

DEFINITIONS

The following definitions apply:

"Admission"	admission of the Kesa Shares (i) to the Official List and (ii) to trading on the London Stock Exchange's Market for listed securities becoming effective in accordance with, respectively, the Listing Rules and the Admission and Disclosure Standards
"Admission and Disclosure Standards"	the requirements contained in the publication "Admission and Disclosure Standards" dated April 2002 containing, among other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's market for listed securities
"Audit Committee"	the audit committee established by the Company and consisting of non-executive Directors
"BCC"	BCC Holding Amstelveen BV and, where the context requires, its subsidiaries and associated undertakings
"brown goods" or "brown products"	audio and video appliances such as stereos, televisions, video players, digital versatile disc (DVD) players and recorders and home cinemas
"BUT"	BUT SA and, where the context requires, its subsidiaries and associated undertakings
"Circular"	the circular to Kingfisher Shareholders dated 17 June 2003 relating to the Demerger
"COB"	*Commission des opérations de bourse*
"Crealfi"	Crealfi SA and, where the context requires, its subsidiaries and associated undertakings
"Comet"	Comet Group plc and, where the context requires, its subsidiaries and associated undertakings
"Companies Act"	the Companies Act 1985, as amended
"Company's Articles"	the Articles of Association of the Company, a summary of which is set out in paragraph 4 of Part 6 of this document
"Consolidation Resolution"	the resolution numbered 2 set out in the notice of EGM which appears on pages 61 to 64 of the Circular
"CREST"	a relevant system (as defined in the Uncertificated Securities Regulations 2001 (SI 1995 No. 95/3272)) in respect of which CRESTCo Limited is the operator (as defined in those Regulations)
"Dacem"	Dacem SNC
"Darty"	Etablissements Darty et Fils SAS and, where the context requires, its subsidiaries and associated undertakings
"Datart"	Datart Investments SA and, where the context requires, its subsidiaries and associated undertakings
"Demerger"	the demerger of the Kesa Group out of the Kingfisher Group as described in paragraph 1 of Part 2 of this document

"Demerger Agreement"	the agreement dated 17 June 2003 between Kingfisher and the Company relating to the Demerger, described in more detail in paragraph 17.2 of Part 6 of this document
"Demerger Dividend"	the dividend equal to the book value of Kingfisher's interest in Kesa Holdings Limited to be put to Kingfisher Shareholders at the EGM for their approval, as described in paragraphs 1 and 2 of Part 2 of this document
"Demerger Record Time"	6:00 a.m. on 7 July 2003
"Demerger Resolution"	the resolution numbered 1 set out in the notice of EGM which appears on pages 61 to 64 of the Circular
"Depositary"	the Bank of New York, in its capacity as depositary in respect of the Kingfisher ADRs
"Directors" or the "Board"	the directors of the Company from time to time
"electrical accessories"	electrical accessories used in conjunction with other electrical products including headphones, batteries, carrier cases, electrical cables, recordable disks and tapes, electrical adaptors and vacuum cleaner bags
"Euroclear France"	Euroclear France SA, a subsidiary of Euroclear Bank SA/NV, as operator of the Euroclear System in France
"Euronext Paris"	Euronext Paris SA
"Extraordinary General Meeting" or "EGM"	the extraordinary general meeting of Kingfisher convened for 9:00 a.m. on 4 July 2003, notice of which appears on pages 61 to 64 of the Circular
"Facility Agreement"	the agreement dated 17 June 2003 between (1) Kesa International Limited, (2) the Company and Kesa Holdings Limited, (3) BNP Paribas, Credit Lyonnais, HSBC CCF, and HSBC Bank plc relating to a €1 billion syndicated multicurrency term and revolving credit facilities for the refinancing of existing indebtedness to members of the Kingfisher Group, the payment of costs and expenses incurred in connection with the Demerger and general corporate purposes and working capital requirements of the Kesa Group
"French Prospectus"	a French translation of this document and certain additional information relevant to the French market prepared by the Company and to be approved by the COB in connection with the application for the Kesa Shares to be admitted to listing and trading on the *Premier marché* of Euronext Paris
"Fidem"	Fidem SA and, where the context requires, its subsidiaries and associated undertakings
"grey goods" or "grey products"	communication, multimedia and computing products, such as personal computers, printers, mobile telephones and digital still cameras
"Kesa Electricals" or "Company"	Kesa Electricals plc and, where the context requires, its subsidiaries and associated undertakings

"Kesa Group" or "Group"	(a) in relation to the period prior to the Demerger becoming effective, the electricals and furniture business owned by Kesa Holdings Limited and its subsidiaries, proposed to be transferred to the Company pursuant to the Demerger (b) in relation to the period after the Demerger becoming effective, the Company and its subsidiaries and associated undertakings including in both cases, the businesses carried out by Darty and BUT in France, Comet in the United Kingdom, Vanden Borre in Belgium, BCC in the Netherlands, Datart in the Czech Republic and Slovokia, Dacem and Triptych
"Kesa Group Employee Share Incentive Schemes"	the Kesa Group Demerger Award Plan, the Kesa Group Incentive Compensation Plan, the Kesa Group Sharesave Scheme, the Kesa Group International Sharesave Plan and the Kesa Group Employee Benefit Trust,
"Kesa Holdings Limited"	the holding company of the Kesa Group and, following Demerger, the wholly owned subsidiary of Kesa Electricals
"Kesa Share Consolidation"	the consolidation of every five Kesa Shares of nominal value 5 pence each into one Kesa Share of nominal value 25 pence, described in more detail in paragraph 1 of Part 2 of this document
"Kesa Shareholder"	a holder for the time being of Kesa Shares
"Kesa Share Register"	the register of members of the Company
"Kesa Shares"	ordinary shares in the capital of the Company to be issued as shares of 5 pence each and, immediately after the Demerger is effective, to be consolidated into ordinary shares of 25 pence each, as described in paragraph 1 of Part 2 of this document
"KFSA"	Kingfisher France SA (to be renamed Kesa France SA), the direct holding company of Darty and BUT
"KIFL"	Kingfisher International France Limited (in liquidation), a subsidiary of Kingfisher
"Kingfisher"	Kingfisher plc
"Kingfisher ADRs"	American Depositary Receipts evidencing Kingfisher ADSs
"Kingfisher ADSs"	American Depositary Shares in Kingfisher issued by the Depositary each representing two Kingfisher Shares
"Kingfisher Employee Incentive Schemes"	the Kingfisher Executive Share Option Scheme, the Kingfisher Executive Share Option Scheme (1993), the Kingfisher International Executive Share Option Scheme, the Kingfisher Sharesave Scheme (1993), the Kingfisher International Sharesave Plan (1999), the Kingfisher Irish Sharesave Plan, the Kingfisher Incentive Plan (adopted on 28 August 2001, incorporating amendments to September 2002) and the Kingfisher Incentive Plan (adopted on 1 February 2000), the Kingfisher Incentive Growth Plan, the Kingfisher Phantom Option Scheme, and the Kingfisher Employee Share Plan Trust

"Kingfisher Group"	(a) in relation to the period prior to the Demerger becoming effective, Kingfisher and its subsidiaries and associated undertakings, excluding, where the context requires, the electricals business comprising Kesa Holdings Limited and its subsidiary undertakings following the Reorganisation (b) in relation to the period after the Demerger becomes effective, Kingfisher and its subsidiaries and associated undertakings
"Kingfisher Share Consolidation"	the proposed consolidation of every eight Kingfisher Shares of nominal value 13.75 pence each into seven Kingfisher Shares of nominal value 15 5/7 pence each, described in more detail in paragraph 1 of Part 1 of the Circular
"Kingfisher Shares"	the ordinary shares of 13.75 pence each in the capital of Kingfisher and, immediately after the Demerger is effective, and subject to the passing of the Consolidation Resolution, to be consolidated into ordinary shares of 15 5/7 pence each, as described in paragraph 1 of Part 2 of this document
"Kingfisher Share Register"	the register of members of Kingfisher
"Kingfisher Shareholder"	a holder for the time being of Kingfisher Shares
"KPS"	the Kingfisher Pension Scheme, the Kingfisher Group's defined benefit scheme
"KRT"	the Kingfisher Retirement Trust, the Kingfisher Group's UK defined contribution scheme
"Listing Particulars"	this document, being listing particulars within the meaning of section 79 of the Financial Services and Markets Act 2000
"Listing Rules"	the listing rules of the UK Listing Authority
"London Stock Exchange"	London Stock Exchange plc
"Nomination Committee"	the nomination committee established by the Company consisting of non-executive Directors
"Official List"	the Official List of the UK Listing Authority
"operating business"	each of Darty, Comet, BUT, BCC, Vanden Borre and Datart
"Pension Deed of Division"	a deed of division dated 17 June 2003 between Kingfisher, the Company and the trustee of the Kingfisher Pension Scheme and Kingfisher Retirement Trust
"Registrar"	Computershare Investor Services PLC
"Remuneration Committee"	the remuneration committee established by the Company and consisting of non-executive Directors
"Reorganisation"	the reorganisation of Kingfisher's electrical and furniture business as described in paragraph 13 of Part 6 of this document
"Resolutions"	the resolutions to be proposed at the Extraordinary General meeting, notice of which appears on pages 61 to 64 of the Circular

"SEC"	the United States Securities and Exchange Commission
"Share Consolidations"	the Kesa Share Consolidation and the Kingfisher Share Consolidation
"Sponsors' Agreement"	an agreement dated 17 June 2003 between (1) Kingfisher, (2) Kesa Electricals, (3) UBS, (4) BNP Paribas and (5) Lazard Frères Banque relating to UBS acting as sponsor in connection with the Admission, described in more detail in paragraph 17.1 of Part 6 of this document
"Transitional Services Agreement"	the agreement dated 17 June 2003 between Kingfisher and the Company relating to services to be provided by each of the Kingfisher Group and the Kesa Group to the other group for an interim period following the Demerger, described in more detail in paragraph 17.4 of Part 6 of this document
"Triptych"	Triptych Insurance NV
"UBS" or "UBS Investment Bank"	UBS Limited, a subsidiary of UBS AG
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland
"UK Listing Authority"	the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000 and in the exercise of its functions in respect of the admission to the Official List otherwise than in accordance with Part VI of the Financial Services and Markets Act 2000
"US Exchange Act"	the United States Securities Exchange Act of 1934, as amended
"US Person"	a US person, as defined in Regulation S under the US Securities Act
"US Securities Act"	the United States Securities Act of 1933, as amended
"US", "USA" or "United States"	the United States of America, its territories and possessions, any state of the United States and the District of Columbia
"Vanden Borre"	New Vanden Borre NV and, where the context requires, its subsidiaries and associated undertakings
"white goods" or "white products"	small and large sized domestic appliances, such as refrigerators, freezers, cookers, microwaves, dishwashers, washing machines, dryers, vacuum cleaners, kettles and coffee machines

For the purposes of this document, "subsidiary", "subsidiary undertaking" and "associated undertaking" have the respective meanings given to them by the Companies Act.


DATART

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